   As filed with the Securities and Exchange Commission on September 9, 1999
                                                     Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ---------------
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933
                                ---------------
                         WISCONSIN ENERGY CORPORATION
            (Exact name of registrant as specified in its charter)
                                ---------------

             WISCONSIN                           6719                       39-1391525
   (State or other jurisdiction     (Primary Standard Industrial         (I.R.S. Employer
      of incorporation or            Classification Code Number)       Identification Number)
         organization)

                           231 West Michigan Street
                                 P.O. Box 2949
                          Milwaukee, Wisconsin 53201
                                (414) 221-2345
  (Address, including ZIP Code, and telephone number, including area code, of registrant's principal executive offices)
                                CALVIN H. BAKER
                                   Treasurer
                         Wisconsin Energy Corporation
                           231 West Michigan Street
                                 P.O. Box 2949
                          Milwaukee, Wisconsin 53201
                                (414) 221-2345
           (Name, address, including ZIP Code, and telephone number,
                  including area code, of agent for service)
                                ---------------
                                  Copies to:
           BRUCE C. DAVIDSON                        JAY O. ROTHMAN
          Quarles & Brady LLP                      Foley & Lardner
       411 East Wisconsin Avenue              777 East Wisconsin Avenue
      Milwaukee, Wisconsin 53202              Milwaukee, Wisconsin 53202
            (414) 277-5000                          (414) 271-2400
                                ---------------
   Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all conditions prerequisite have been satisfied or waived.
   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                        CALCULATION OF REGISTRATION FEE

========================================================================================================
                                       Amount       Proposed maximum   Proposed maximum      Amount of
     Title of each class of             to be        offering price   aggregate offering   registration
   securities to be registered      registered(1)       per unit           price(3)           fee(4)
--------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value.....    35,096,600            (2)           $718,514,537       $199,747.05
========================================================================================================

(1) Based upon (a) 40,853,705 shares, the maximum number of shares of WICOR, Inc. common stock, $1.00 par value (together with the associated common stock purchase rights) that may, pursuant to the terms of the merger agreement, be outstanding immediately prior to the merger of WICOR with a subsidiary of Wisconsin Energy Corporation to which this registration statement relates, assuming exercise of all outstanding exercisable options, (b) multiplied by 60%, the maximum percentage of such shares which may be converted into shares of Wisconsin Energy common stock under the merger agreement, (c) multiplied by an assumed exchange ratio of 1.4318, which is $31.50 divided by $22.00. The actual exchange ratio will not be determined until just prior to the closing date. See "Explanatory Note" following this cover page.
(2) Not applicable.
(3) Estimated pursuant to Rules 457(f)(1) and 457(c) under the Securities Act, solely for the purpose of calculating the registration fee, based upon the $29.3125 average of the high and low sales prices for shares of WICOR common stock as reported on the New York Stock Exchange Composite Tape on September 8, 1999; multiplied by 24,512,223, the maximum number of shares of WICOR common stock, assuming the exercise of all exercisable outstanding options to purchase WICOR common stock, which may be converted into Wisconsin Energy common stock under the merger agreement.
(4) Pursuant to Rule 457(b) and Rule 0-11(a)(2) under the Exchange Act, the registration fee is entirely offset by the fee of $257,378.35 paid to the Commission on August 11, 1999, upon the joint filing of preliminary proxy materials of WICOR and Wisconsin Energy with respect to this transaction under cover of Schedule 14A.

                                ---------------
   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                EXPLANATORY NOTE

   Under the merger agreement, at the time of the merger, each outstanding share of WICOR common stock (together with the associated common stock purchase right issued pursuant to WICOR's rights agreement) will be converted into the right to receive cash, Wisconsin Energy common stock, or a combination of cash and shares of Wisconsin Energy common stock (the "Merger Consideration") having a value of $31.50 per share of WICOR common stock if the closing occurs by July 1, 2000, increased by an amount equivalent to daily simple interest on $31.50 at the rate of six percent per annum for each day after July 1, 2000 through the closing date if the closing occurs after July 1, 2000 (the "Exchange Value"). Prior to the closing date, Wisconsin Energy will select the percentage of the Merger Consideration to be paid in Wisconsin Energy common stock, which may not be less than 40% or more than 60%; the balance will be paid in cash. The exchange ratio for each share of WICOR common stock converted into Wisconsin Energy common stock will be determined by dividing the Exchange Value by the average of the closing prices of the Wisconsin Energy common stock as reported on the New York Stock Exchange Composite Tape for the 10 trading days ending with the fifth trading day prior to the closing date (the "Average Wisconsin Energy Price"). Each WICOR shareholder will be entitled to elect to receive cash, Wisconsin Energy common stock or a combination thereof, subject to proration if the cash or stock elections exceed the maximum amounts permitted. Cash will be paid in lieu of any fractional shares of Wisconsin Energy common stock which holders of WICOR common stock would otherwise receive. If the Average Wisconsin Energy Price is less than $22.00 per share, Wisconsin Energy may elect to pay the entire Merger Consideration in cash.

                    [LOGO OF WISCONSIN ENERGY APPEARS HERE]

                  MERGER PROPOSED--YOUR VOTE IS VERY IMPORTANT

Dear Wisconsin Energy Corporation and WICOR Shareholders:

   The boards of directors of Wisconsin Energy Corporation and WICOR, Inc. have approved a merger agreement that will result in WICOR becoming a subsidiary of Wisconsin Energy. We believe the merger will give the combined company the resources needed to compete in the emerging regional energy market and take advantage of new opportunities as the gas and electric markets converge and the deregulating energy industry continues to consolidate and diversify. We also believe this strategic business combination will enhance shareholder value and customer service, as well as provide additional benefits through diversification of our non-utility operations.

   Under the merger agreement, Wisconsin Energy will acquire all of the outstanding shares of WICOR common stock for a fixed price of $31.50 for each WICOR share. We expect that at least 40% of the total acquisition price will be paid in Wisconsin Energy common stock. Wisconsin Energy will have the option prior to the closing date to increase that percentage up to 60%. The balance of the acquisition price will be paid in cash. Prior to the effective time of the merger, each WICOR shareholder will be given the opportunity to elect to receive cash, stock or a combination of the two. Wisconsin Energy shareholders will continue to own their existing shares after the merger.

   Although the actual amount will not be known until the merger occurs, as of June 30, 1999, we estimate that Wisconsin Energy will issue between approximately 20 million and 30 million shares of its common stock to WICOR shareholders in the merger at the 40% to 60% stock levels. These shares would represent approximately 17% to 26% of the outstanding Wisconsin Energy common stock after the merger. However, if the average price of Wisconsin Energy common stock on the NYSE prior to the closing date is less than $22.00 per share, Wisconsin Energy may elect to pay the entire acquisition price in cash. The common stocks of both Wisconsin Energy and WICOR are listed on the NYSE under the symbols "WEC" and "WIC."

   We cannot complete the merger without your approval and have scheduled special shareholders' meetings on October 27, 1999, to vote on the merger and related matters. The accompanying Notices of Special Meetings of Shareholders show the time and location of each meeting. Your vote is important. Please take time to vote by completing the enclosed proxy card and returning it in the envelope provided.

   This joint proxy statement/prospectus gives you detailed information about the proposed merger. We encourage you to read it carefully. In particular, you should read the "Risk Factors" section beginning on page 18 for a description of various risks you should consider in evaluating the proposed merger.

   We are very enthusiastic about the merger and the strength we expect from the combined company. We join all of the other members of each company's board of directors in our strong recommendation that you vote in favor of the merger.

Sincerely,

/s/ Richard A. Abdoo                          /s/ George E. Wardeberg

Richard A. Abdoo                              George E. Wardeberg
Chairman of the Board, President and Chief    Chairman and Chief Executive
Executive Officer                             Officer
Wisconsin Energy Corporation                  WICOR, Inc.

 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Wisconsin Energy common stock to be issued in the merger or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


   This joint proxy statement/prospectus is dated September 10, 1999, and is first being mailed to shareholders on or about September 15, 1999.

   You should rely only on the information provided in or incorporated by reference (and not later changed) in this joint proxy statement/prospectus. Neither Wisconsin Energy nor WICOR has authorized anyone else to provide you with additional or different information. Wisconsin Energy is not making an offer of any securities in any state where the offer is not permitted. You should not assume that the information in this joint proxy statement/prospectus is accurate as of any date other than the date on the front of this document.

   This joint proxy statement/prospectus incorporates important business and financial information about Wisconsin Energy and about WICOR that is not included in or delivered with this document. That information is available without charge to shareholders by calling or writing to us at the following addresses:

    Wisconsin Energy Corporation
    231 West Michigan Street
    P. O. Box 2949
    Milwaukee, Wisconsin 53201
    Attn: Mr. Thomas H. Fehring, Corporate Secretary
    Telephone: 1-800-881-5882

    WICOR, Inc.
    626 East Wisconsin Avenue
    P. O. Box 334
    Milwaukee, Wisconsin 53201
    Attn: Mr. Robert A. Nuernberg, Secretary
    Telephone: 1-800-236-3453

   To obtain timely delivery of this information from us, you must request the information no later than five business days before the date of your shareholders' meeting. Therefore, you must request this information on or before October 20, 1999. The information is also available from the SEC through its web site at http://www.sec.gov. See "Where You Can Find More Information."

   Wisconsin Energy has provided all of the information in this joint proxy statement/prospectus about Wisconsin Energy and its subsidiary, CEW Acquisition, Inc. WICOR has provided all of the information about WICOR.

                          Wisconsin Energy Corporation
                            231 West Michigan Street
                                 P. O. Box 2949
                           Milwaukee, Wisconsin 53201

Notice of Special Meeting of Shareholders

Date:  October 27, 1999
Time:  4:00 p.m., local time
Place: Midwest Express Center
       400 West Wisconsin Avenue
       Milwaukee, Wisconsin

Purpose of the Meeting:

  . To consider and vote upon the Agreement and Plan of Merger, dated as of June 27, 1999, as amended as of September 9, 1999, between Wisconsin Energy Corporation and WICOR, Inc. Shareholders will be asked to approve the merger agreement and related transactions contemplated by this document, including the issuance of additional shares of Wisconsin Energy common stock.

  . To consider any other matters that may be properly brought before the special meeting or any adjournment or postponement of the special meeting.

   Only shareholders of record at the close of business on September 9, 1999, are entitled to notice of, and to vote at, this special meeting or any adjournment or postponement of the special meeting.

   Under the merger agreement, the outstanding shares of WICOR common stock will be converted into the right to receive cash, shares of Wisconsin Energy common stock, or a combination of cash and shares of Wisconsin Energy common stock valued at $31.50 per share of WICOR common stock, and WICOR will become a wholly-owned subsidiary of Wisconsin Energy. However, if the merger occurs after July 1, 2000, the $31.50 value will be increased daily at the rate of 6% simple interest per annum.

   The board of directors of Wisconsin Energy has adopted and approved the merger agreement and determined that the merger is in the best interests of Wisconsin Energy and its shareholders. The board recommends that you vote "for" approval of the merger agreement and the merger, including the related share issuance.

   The terms of the merger are summarized in the accompanying joint proxy statement/prospectus, which you are urged to read carefully. A copy of the merger agreement is attached as Appendix A.

   Your vote is important. Whether or not you expect to attend the special meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-paid return envelope. You can revoke your proxy at any time before it is voted by giving written notice to Wisconsin Energy's corporate secretary or the acting secretary of the special meeting, by filing another proxy, or by voting in person at the special meeting. Attendance at the special meeting, by itself, does not revoke your proxy.

                               /s/ Thomas H. Fehring

                               By Order of the Board of Directors
                               Thomas H. Fehring
                               Corporate Secretary
September 10, 1999

                                  WICOR, Inc.
                           626 East Wisconsin Avenue
                                 P. O. Box 334
                           Milwaukee, Wisconsin 53201

Notice of Special Meeting of Shareholders

Date: October 27, 1999
Time: 1:30 p.m., local time
Place: Midwest Express Center
       400 West Wisconsin Avenue
       Milwaukee, Wisconsin

Purpose of the Meeting:

  . To consider and vote upon the Agreement and Plan of Merger, dated as of June 27, 1999, as amended as of September 9, 1999, providing for the merger of CEW Acquisition, Inc., a wholly-owned subsidiary of Wisconsin Energy Corporation, with WICOR, Inc. Under the merger agreement, the outstanding shares of WICOR common stock will be converted into the right to receive cash, shares of Wisconsin Energy common stock, or a combination of cash and shares of Wisconsin Energy common stock valued at $31.50 per share of WICOR common stock. However, if the merger occurs after July 1, 2000, the $31.50 value will be increased daily at the rate of 6% simple interest per annum.

  . To consider any other matters that may be properly brought before the special meeting or any adjournment or postponement of the special meeting.

   Only shareholders of record at the close of business on September 9, 1999, are entitled to notice of, and to vote at, this special meeting or any adjournment or postponement of the special meeting.

   The board of directors of WICOR has adopted and approved the merger agreement and the merger and determined that they are in the best interests of WICOR and its shareholders. The board recommends that you vote "for" approval of the merger agreement and the merger.

   The terms of the merger are summarized in the accompanying joint proxy statement/prospectus, which you are urged to read carefully. A copy of the merger agreement is attached as Appendix A.

   Your vote is important. Whether or not you expect to attend the special meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-paid return envelope. You can revoke your proxy at any time before it is voted by giving written notice to WICOR's corporate secretary or the acting secretary of the special meeting, by filing another proxy, or by voting in person at the special meeting. Attendance at the special meeting, by itself, does not revoke your proxy.

                                          /s/ Robert A. Nuernberg

                                          By Order of the Board of Directors
                                          Robert A. Nuernberg
                                          Secretary

September 10, 1999

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
QUESTIONS AND ANSWERS ABOUT THE MERGER....................................   1

SUMMARY...................................................................   3
  The Companies...........................................................   3
  The Merger and the Merger Agreement.....................................   4
  What WICOR Shareholders Will Receive....................................   4
  Material Federal Income Tax Consequences of the Merger..................   6
  Reasons for the Merger..................................................   7
  Opinions of Financial Advisors..........................................   7
  Other Interests of Officers and Directors in the Merger.................   7
  Recommendations to Shareholders.........................................   7
  Ownership of Wisconsin Energy After the Merger..........................   8
  Directors and Executive Officers of Wisconsin Energy After the Merger...   8
  No Appraisal Rights.....................................................   8
  Shareholder Votes Required to Approve the Merger........................   8
  Regulatory Approvals....................................................   9
  Other Material Aspects of the Merger and the Merger Agreement...........   9
  Accounting Treatment....................................................  10
  Comparison of Shareholder Rights........................................  10
  Comparative Per Share Market Price and Dividend Information.............  10
  Wisconsin Energy Selected Consolidated Financial Data...................  11
  WICOR Selected Consolidated Financial Data..............................  12
  Unaudited Selected Pro Forma Combined Condensed Financial Data..........  13
  Comparative Per Share Data..............................................  14
  Recent Developments.....................................................  14

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS.................  16

RISK FACTORS..............................................................  18
  Transaction Risks.......................................................  18
  Operational Risks.......................................................  19

THE SPECIAL MEETINGS......................................................  20
  Wisconsin Energy Special Meeting........................................  20
  WICOR Special Meeting...................................................  22
  Absence of Dissenters' Rights of Appraisal..............................  24

THE MERGER AND THE MERGER AGREEMENT.......................................  25
  General.................................................................  25
  Background of the Merger................................................  25
  Wisconsin Energy's Reasons for the Merger; Recommendation of the
  Wisconsin Energy Board..................................................  29
  Opinion of Wisconsin Energy's Financial Advisor.........................  32
  WICOR's Reasons for the Merger; Recommendation of the WICOR Board.......  39
  Opinion of WICOR's Financial Advisor....................................  40
  Interests of Certain Persons in the Merger..............................  48
  Employee Plans..........................................................  51
  Management and Operations of WICOR After the Merger.....................  51
  Conduct of Business Pending the Merger..................................  51
  Representations, Warranties and Covenants...............................  53
  Conditions to the Merger................................................  55
  No Solicitation; Special Fee............................................  56
  Termination; Amendment; Waiver..........................................  58

                                                                                     Page
                                                                                     ----
  Standstill Provisions............................................................   60
  Fees and Expenses................................................................   61
  Indemnification..................................................................   61
  Elections to Receive Cash or Stock; Conversion of Shares in the Merger...........   61
  Exchange of WICOR Certificates; No Fractional Shares.............................   63
  Effect of the Merger on the WICOR Plan...........................................   65
  Assumption and Conversion of WICOR Stock Options and Stock-Based Awards..........   66
  Regulatory Requirements and Approvals............................................   66
  Resale of Wisconsin Energy Common Stock..........................................   70
  Accounting Treatment.............................................................   71

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE  MERGER.............................   71
  Only Shares of Wisconsin Energy Common Stock Received............................   72
  Only Cash Received...............................................................   72
  Shares of Wisconsin Energy Common Stock and Cash Received........................   72
  Fractional Shares................................................................   74
  Only Cash Issued in the Merger...................................................   74
  WICOR Companies' Employee Savings Plans..........................................   74

THE COMPANIES......................................................................   76
  Wisconsin Energy.................................................................   76
  WICOR............................................................................   76

DESCRIPTION OF WISCONSIN ENERGY CAPITAL STOCK......................................   77
  Preferred Stock..................................................................   77
  Common Stock.....................................................................   77
  Certain Anti-Takeover Provisions.................................................   78
  Transfer Agent...................................................................   79

COMPARISON OF SHAREHOLDER RIGHTS...................................................   79
  Authorized Capital Stock.........................................................   79
  Voting Rights....................................................................   79
  Board of Directors...............................................................   80
  Removal of Directors.............................................................   80
  Vacancies on the Board of Directors..............................................   81
  Defensive Provisions.............................................................   81
  Amendments to Articles of Incorporation..........................................   83
  Amendments to Bylaws.............................................................   83
  Extraordinary Transactions.......................................................   84
  Notice of Shareholder Proposals/Nominations......................................   84
  Shareholder Rights Plans.........................................................   84

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION.......................   85

CERTAIN INFORMATION CONCERNING WISCONSIN ENERGY AND WICOR..........................   92

LEGAL OPINIONS.....................................................................   92

EXPERTS............................................................................   92

SHAREHOLDER PROPOSALS..............................................................   92

WHERE YOU CAN FIND MORE INFORMATION................................................   93

APPENDIX A: MERGER AGREEMENT.......................................................  A-1

APPENDIX B: OPINION OF CHASE SECURITIES INC........................................  B-1

APPENDIX C: OPINION OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED..........  C-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: What will I receive in the merger?

A: If the merger occurs by July 1, 2000, WICOR shareholders will receive merger consideration valued at $31.50 per share of WICOR common stock. They will be able to choose to receive this in cash, in Wisconsin Energy common stock, or in a combination of cash and Wisconsin Energy common stock, subject to proration. The merger consideration will increase at a daily rate equivalent to 6% per annum if the merger is delayed beyond July 1, 2000. Wisconsin Energy will select the percentage of the merger consideration to be paid in Wisconsin Energy common stock, which may not be less than 40% or more than 60%; the balance will be paid in cash. However, Wisconsin Energy may elect to pay the merger consideration in 100% cash if Wisconsin Energy's average closing common stock price during a valuation period shortly before the merger closes, when the exchange ratio will be determined, is less than $22.00 per share. Wisconsin Energy shareholders will keep their Wisconsin Energy stock, but after the merger those shares will represent ownership in the combined enterprise.

Q: When will Wisconsin Energy decide what percentage of the merger consideration (between 40% and 60%) will be paid in Wisconsin Energy common stock?

A: Wisconsin Energy must make that decision at least three business days prior to the closing date of the merger. Regardless of the percentage chosen by Wisconsin Energy, the value of the merger consideration will equal $31.50 per WICOR common share, unless the closing date is after July 1, 2000, in which case the $31.50 value will be increased daily at the rate of approximately 6% simple interest per annum. Therefore, fluctuations in the trading price of Wisconsin Energy common stock prior to the determination of the exchange ratio will not affect the value of the merger consideration, although it may affect Wisconsin Energy's decision with respect to the percentage of the acquisition price between 40% and 60% that will be paid in Wisconsin Energy common stock.

Q: When and where are the shareholder meetings?

A: For Wisconsin Energy Shareholders:            For WICOR Shareholders:
October 27, 1999, 4:00 p.m., local time        October 27, 1999, 1:30 p.m., local time
         Midwest Express Center                  Midwest Express Center
       400 West Wisconsin Avenue                400 West Wisconsin Avenue
          Milwaukee, Wisconsin                    Milwaukee, Wisconsin


Q: What do I need to do now?

A: Please sign and mail in your proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at your shareholders' meeting. In order to assure that your vote is recorded, please complete and sign your proxy as instructed on your proxy card even if you currently plan to attend your shareholders' meeting in person. The boards of directors of Wisconsin Energy and WICOR recommend that their respective shareholders vote in favor of the merger agreement and the merger. Any shares that are not voted at the WICOR shareholders' meeting have the same effect as shares voted against the merger.

Q: What do I do if I later want to change my vote?

A: Just send in a later-dated, signed proxy card to your company's corporate secretary, or attend your shareholders' meeting in person and vote. You may also revoke your proxy by sending a notice of revocation that is received by your company's corporate secretary at the address listed on page 93 or page 94 prior to your shareholders' meeting.

Q: Should I send in my WICOR stock certificates and my election to receive cash or Wisconsin Energy stock now?

A: No. If the shareholders of both companies approve the merger and it appears all other conditions to the merger will be satisfied, we will then send WICOR shareholders written instructions for electing to receive cash, stock of Wisconsin Energy, or a combination of cash and stock, and for turning in their WICOR common stock certificates if they hold the certificates representing their shares. Do not send in your WICOR stock certificates now. Wisconsin Energy shareholders will keep their existing stock certificates.

Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A: No, not unless you provide instructions. You should therefore be sure to provide your broker with instructions on how to vote your shares.

Q: What should I do if my WICOR shares are held in employee benefit plans?

A: The trustee of the employee benefit plans will solicit instructions from each plan participant regarding the voting of the shares held by the plan and will vote the shares as directed. At the appropriate time, the trustee will solicit instructions concerning the cash or stock election. The trustee will then aggregate all of the participant directions and prepare and deliver an election form reflecting the aggregate decisions of the participants.

Q: Will I continue to receive dividends?

A: We expect no change in Wisconsin Energy's or WICOR's dividend policies while the merger is pending. Wisconsin Energy expects to continue to pay dividends after the merger.

Q: When do you expect the merger to be completed?

A: We are working to complete the merger as soon as possible, and hope to do so by Spring, 2000. If regulatory approvals have not been obtained by the July 1, 2000, deadline in the merger agreement, the deadline will be automatically extended to January 1, 2001.

Q: Who do I call if I have questions about the meetings or the merger?

A: Wisconsin Energy shareholders may call 1-800-881-5882 or (414) 221-2788.
   WICOR shareholders may call 1-800-236-3453 or (414) 291-7026.

   You may also contact:

Wisconsin Energy Shareholders:          WICOR Shareholders:

Morrow & Co., Inc.                      ChaseMellon Shareholder Services
445 Park Avenue, 5th Floor              450 West 33rd Street
New York, NY 10022                      New York, NY 10001-2697
Banks and Brokers Call Collect:         Banks and Brokers Call Collect:
(212) 754-8000                          (212) 273-8035
Call Toll Free: 1-800-566-9061          Call Toll Free: 1-800-684-8823

                                    SUMMARY

   This summary highlights selected information contained in this joint proxy statement/prospectus. It may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the terms of the merger and the actions to be taken in connection with the merger, you should read this entire document carefully, together with the other documents to which we refer. See "Where You Can Find More Information" on page 93. Where appropriate, items in this summary include page references directing you to a more complete description of that matter. All references to the WICOR common stock include any associated rights under WICOR's shareholder rights plan.

The Companies

Wisconsin Energy Corporation (see page 76)
231 West Michigan Street
P. O. Box 2949
Milwaukee, Wisconsin 53201
Tel. (414) 221-2345

   Wisconsin Energy Corporation is a public utility holding company which, through its utility subsidiaries, engages in:

  . the generation, purchase, transmission, distribution and sale of electricity;

  . the purchase, transportation, distribution and sale of natural gas; and

  . the generation, distribution and sale of steam.

   Wisconsin Energy serves approximately 1,013,000 electricity customers in Wisconsin and the Upper Peninsula of Michigan and approximately 394,000 natural gas customers in Wisconsin through its two utility subsidiaries: Wisconsin Electric Power Company, an electric, gas and steam utility headquartered in Milwaukee, Wisconsin, and Edison Sault Electric Company, an electric utility located in Sault Ste. Marie, Michigan.

   In addition, Wisconsin Energy has subsidiaries engaged in various non-utility businesses. Wisconsin Energy's non-utility subsidiaries include:

  . WISPARK Corporation, which develops business parks and industrial buildings and invests in real estate;

  . WISVEST Corporation, which invests in energy-related entities and develops energy-related projects; and

  . Minergy Corp., which is engaged in the business of developing and marketing technologies designed to convert high volume industrial and municipal waste into value-added products, such as converting paper mill sludge into glass aggregate and steam.

   In this joint proxy statement/prospectus, we sometimes refer to Wisconsin Energy and its subsidiaries collectively as the Wisconsin Energy Companies. Internet users can obtain information about Wisconsin Energy and its services at http://www.wisenergy.com. However, the information contained at that site is not incorporated into this joint proxy statement/prospectus.

WICOR, Inc. (see page 76)
626 East Wisconsin Avenue
P. O. Box 334
Milwaukee, Wisconsin 53201
Tel. (414) 291-7026

   WICOR, Inc. is a diversified holding company with two principal business groups: energy services and pump manufacturing.

   WICOR's energy services subsidiaries include:

  . Wisconsin Gas Company, the largest natural gas distribution public utility in Wisconsin with approximately 529,000 natural gas customers, which is engaged in distributing natural gas and water;

  . WICOR Energy Services Company, which is engaged in natural gas purchasing and energy price risk management; and

  . FieldTech, Inc., which is engaged in meter reading and technology services for natural gas, electric and water utilities.

   WICOR's pump manufacturing subsidiaries include:

  . Sta-Rite Industries, Inc.;

  . SHURflo Pump Manufacturing Co.; and

  . Hypro Corporation.

   These subsidiaries manufacture pumps and fluid processing and filtration equipment for residential, agricultural and industrial markets in the United States and more than 100 countries throughout the world.

   In this joint proxy statement/prospectus, we sometimes refer to WICOR and its subsidiaries collectively as the WICOR Companies. Internet users can obtain information about WICOR and its operations at http://www.wicor.com. However, the information contained at that site is not incorporated into this joint proxy statement/prospectus.

The Merger and the Merger Agreement

   Wisconsin Energy will acquire WICOR through a merger of CEW Acquisition, Inc., a wholly-owned subsidiary of Wisconsin Energy, with WICOR. As a result, WICOR will become a wholly-owned subsidiary of Wisconsin Energy. CEW Acquisition, Inc., a new Wisconsin corporation created by Wisconsin Energy to effect the merger, has no business or operations at this time. The merger agreement is attached as Appendix A to this joint proxy statement/prospectus. We encourage you to read the merger agreement because it is the legal document that governs the merger.

What WICOR Shareholders Will Receive (see page 61)

   WICOR shareholders will receive, either in cash, in Wisconsin Energy common stock, or in a combination of cash and stock, merger consideration valued at $31.50 for each share of WICOR common stock they hold. However, if the merger occurs after July 1, 2000, the amount of the merger consideration will increase daily by an amount computed at the rate of approximately 6% simple interest per annum.

   Shortly before the merger, Wisconsin Energy will select a percentage between 40% and 60% of the total merger consideration that it will pay in Wisconsin Energy common stock, with the remainder to be paid in cash. The exchange ratio for the Wisconsin Energy common stock issued in the merger will be based on the average closing price of Wisconsin Energy common stock as reported on the New York Stock Exchange Composite Tape for the 10 trading days ending with the fifth trading day prior to the closing date of the merger. The exchange ratio will equal the exchange value of $31.50 per WICOR share, or a higher amount if the merger occurs after July 1, 2000, divided by the average closing price per share of Wisconsin Energy common stock during the valuation period, carried to the fourth decimal place. Therefore, the actual exchange ratio will not be determined until shortly before the merger and fluctuations in the trading price of Wisconsin Energy common stock prior to the determination of the exchange ratio will not affect the value of the merger consideration to be received by WICOR shareholders. If the average closing price of Wisconsin Energy common stock during the valuation period is less than $22.00 per share, Wisconsin Energy may elect to pay the entire merger consideration in cash.

   WICOR shareholders may elect to receive cash for all of their WICOR shares, shares of Wisconsin Energy common stock for all of their WICOR shares, or cash for some of their WICOR shares and shares of Wisconsin Energy common stock for the remainder, except that:

  . cash will be paid in lieu of any fractional shares of Wisconsin Energy common stock resulting from the merger;

  . if total elections for Wisconsin Energy common stock exceed the percentage to be paid in stock, the amount of the elections of WICOR shareholders for Wisconsin Energy common stock will be reduced pro rata so that the resulting amounts approximate the Wisconsin Energy common stock to be issued in the merger, with the balance of the merger consideration paid to them in cash;

  . if total elections for cash, including the cash paid for fractional shares of Wisconsin Energy common stock, exceed the percentage to be paid in cash, the amount of the elections of WICOR shareholders for cash will be reduced pro rata so that the resulting amounts approximate the cash to be paid in the merger (after allowing for cash to be paid for fractional shares of Wisconsin Energy common stock), with the balance of the merger consideration paid in Wisconsin Energy common stock; and

  . if some WICOR shareholders do not make a timely election for either cash or stock or a combination of cash and stock, we will honor the elections of the other WICOR shareholders to the extent possible and then divide the remaining merger consideration (whether cash, shares of Wisconsin Energy common stock, or both) proportionately among the non-electing WICOR shareholders.

   The formula for stock payouts is:

   $31.50 divided by the
   average closing
   price of Wisconsin      X   Number of WICOR          Number of shares of
   Energy common               shares to be paid in =   Wisconsin Energy
   stock during the            Wisconsin Energy         common stock to be
   valuation period            common stock             received by the WICOR
                                                        shareholder,

   provided that any fractional shares will be paid in cash.

   The formula for cash payouts is:

   $31.50                  X   Number of WICOR      =   Amount of cash to be
                               shares to be paid in     received by the WICOR
                               cash                     shareholder.

   For example, suppose the merger closes on or before July 1, 2000, and that the average closing price of Wisconsin Energy common stock during the valuation period is $25.0625 per share. The exchange ratio would be $31.50/$25.0625 =
1.2569. If a WICOR shareholder owns 100 shares of WICOR common stock and elects to be paid in stock, assuming no proration, this would translate into:

   1.2569 X 100 = 125.69, or 125 shares of Wisconsin Energy common stock plus a $17.29 check for the
              .69 fractional share (.69 X $25.0625 = $17.29).

   If the same shareholder requests and receives all cash, the shareholder would receive:

   $31.50 X 100 = $3,150.00.

   If the shareholder requests and receives Wisconsin Energy common stock for 50 WICOR shares and cash for the other 50, this would translate into:

   1.2569 X 50 = 62.845, or 62 shares of Wisconsin Energy common stock and a $21.18 check for the .845 fractional share (.845 X $25.0625 = $21.18),

   plus

   $31.50 X 50  = $1,575.00 in cash.

   The table below shows what a holder of 100 shares of WICOR common stock would receive based on these assumptions and on various splits between cash and Wisconsin Energy common stock:

         Split between cash and                             Wisconsin Energy
      Wisconsin Energy common stock     Cash Received     common stock Received
      -----------------------------     -------------     ---------------------
      100% cash/0% stock                  $3,150.00              0 shares
       60% cash/40% stock                 $1,896.92             50 shares
       50% cash/50% stock                 $1,596.18             62 shares
       40% cash/60% stock                 $1,270.38             75 shares
        0% cash/100% stock                $   17.29            125 shares

   These examples illustrate only a few of the possibilities. The actual allocation of stock and cash for any particular WICOR shareholder could be anywhere from 100% stock to 100% cash. Please note that our examples assume an exchange ratio of 1.2569, based on an assumed average closing price per share of Wisconsin Energy common stock of $25.0625 during the valuation period, which was the closing price on June 30, 1999. The market price of Wisconsin Energy common stock is likely to change between now and the merger.

Material Federal Income Tax Consequences of the Merger (see page 71)

   To the extent that Wisconsin Energy stock is issued in the merger, the merger will be structured as a "tax-free reorganization" for federal income tax purposes. This means that WICOR shareholders generally will not recognize any gain or loss for federal income tax purposes to the extent they exchange their WICOR common stock for Wisconsin Energy common stock in the merger. WICOR shareholders will recognize gain or loss, however, in connection with the receipt of any cash in the merger, including cash paid for fractional shares of Wisconsin Energy stock. The companies themselves, as well as the holders of Wisconsin Energy stock, will not recognize gain or loss as a result of the merger. WICOR's outside counsel, Foley & Lardner, has given WICOR a legal opinion that the merger will be treated as a tax-free reorganization for federal income tax purposes if at least 40% of the total consideration in the merger is Wisconsin Energy common stock. It is a condition to WICOR's obligation to complete the merger that this legal opinion not be withdrawn or materially modified.

   The federal income tax consequences described above may not apply to all holders of WICOR common stock. Your tax consequences will depend upon your personal situation. You should consult your tax advisor regarding the tax consequences of the merger to you.

Reasons for the Merger (see pages 29 and 39)

   Both the Wisconsin Energy board and the WICOR board believe that the terms of the merger and the merger agreement are fair to and in the best interests of their respective companies and shareholders.

   In reaching its decision, the Wisconsin Energy board considered the following factors, among other things:

  . the expected benefits to Wisconsin Energy and its shareholders, as well as to its customers, employees and the communities in which it does business;

  . the provisions of the merger agreement and the course of negotiations resulting in the execution of the merger agreement, including the price, the method of determining the mix of cash and shares of Wisconsin Energy common stock to be issued in the merger, and the termination provisions;

  . the opinion, analysis and presentation of Chase to the effect that the consideration to be paid was fair to Wisconsin Energy from a financial point of view; and

  . the anticipated timing required to complete the merger, and management's view of the likelihood of obtaining necessary regulatory approvals without conditions that would be materially adverse to future operations of the combined enterprise.

   In reaching its decision, the WICOR board considered the following factors, among other things:

  . the expected benefits to WICOR's shareholders, as well as its employees and customers;

  . the terms of the merger agreement, including the price, the fixed exchange value, the closing conditions and the termination provisions;

  . the analysis and presentation of Merrill Lynch and its opinion that the consideration to be paid to WICOR shareholders was fair from a financial point of view; and

  . the likelihood of completing the merger in the time provided under the terms of the merger agreement.

Opinions of Financial Advisors (see pages 32 and 40)

   WICOR and Wisconsin Energy each engaged an independent financial advisor to assist in evaluating the proposed transactions. WICOR's financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated, has concluded that, as of June 27, 1999, and as of the date of this joint proxy statement/prospectus, the merger consideration was fair to the WICOR shareholders from a financial point of view. Wisconsin Energy's financial advisor, Chase Securities Inc., has concluded that as of June 27, 1999, and as of the date of this joint proxy statement/prospectus, the merger consideration was fair to Wisconsin Energy from a financial point of view.

Other Interests of Officers and Directors in the Merger (see page 48)

   In considering the recommendation of the WICOR board that WICOR shareholders vote in favor of the merger, you should be aware that some of WICOR's officers and directors have interests in the merger in addition to their interests as WICOR shareholders. The WICOR board of directors was aware of these interests and considered them when it approved the merger agreement and the merger. In connection with the merger, Wisconsin Energy has adopted severance policies to be effective when the merger occurs providing for severance benefits to employees of Wisconsin Energy and WICOR who will be designated as participants.

Recommendations to Shareholders

 To WICOR Shareholders (see page 39):

   The WICOR board believes that the merger is fair to you and in your best interest as a WICOR shareholder, and recommends that you vote FOR the merger agreement and the merger.

 To Wisconsin Energy Shareholders (see page 32):

   The Wisconsin Energy board believes that the merger is fair to you and in your best interest as a Wisconsin Energy shareholder, and recommends that you vote FOR the merger and the issuance of additional shares of Wisconsin Energy common stock pursuant to the merger agreement.

Ownership of Wisconsin Energy After the Merger

   Wisconsin Energy will pay between 40% and 60% of the total merger consideration by issuing shares of its common stock to the WICOR shareholders, unless the closing price of Wisconsin Energy's common stock averages less than $22.00 per share for the 10 consecutive trading days ending with the fifth trading day prior to the closing of the merger and Wisconsin Energy elects to pay 100% cash. This means that, unless the merger consideration is paid all in cash, Wisconsin Energy will issue between approximately 20 million shares and 30 million shares of its common stock to WICOR shareholders in the merger, which will represent between approximately 17% and 26% of the outstanding Wisconsin Energy common stock after the merger. This information is based on the number of Wisconsin Energy and WICOR shares outstanding on June 30, 1999, and it assumes that all outstanding WICOR options are exercised in full. It also assumes that the average market price of Wisconsin Energy common stock during the valuation period before the merger is $25.0625. The actual amount of shares to be issued will not be known until the merger occurs.

Directors and Executive Officers of Wisconsin Energy After the Merger (see page 50 and page 92)

   Following the merger, the Wisconsin Energy board of directors will include all of the Wisconsin Energy directors then in office, plus Mr. George E. Wardeberg and another WICOR director to be selected by Wisconsin Energy and who is reasonably acceptable to WICOR. Wisconsin Energy has agreed to elect Mr. Wardeberg to serve as vice chairman of the board of directors and to continue to nominate and solicit proxies to elect Mr. Wardeberg to serve as a director until the annual meeting in 2005, the year in which he will attain age 70. The other director will serve until the first annual meeting after the merger and will then be nominated to serve at least one additional three-year term.

No Appraisal Rights (see page 24)

   Under Wisconsin law, neither Wisconsin Energy shareholders nor WICOR shareholders have appraisal rights in connection with the merger.

Shareholder Votes Required to Approve the Merger

   For WICOR Shareholders: Approval of the merger agreement and the merger requires the affirmative vote of the holders of a majority of the outstanding shares of WICOR common stock entitled to vote on the matter.

   You can vote at the special meeting of WICOR shareholders if you owned shares of WICOR common stock at the close of business on the record date, September 9, 1999. As of September 9, 1999, directors and executive officers of WICOR and their affiliates beneficially owned approximately 1.2% of the outstanding WICOR Common Stock.

   If you do not vote your WICOR shares, the effect will be a vote against the merger agreement and the merger.

   For Wisconsin Energy Shareholders: Approval of the merger and the issuance of shares of Wisconsin Energy common stock pursuant to the merger agreement requires a majority of the votes cast by the holders of shares of Wisconsin Energy common stock represented and entitled to vote at the Wisconsin Energy special meeting of shareholders, provided that the total vote cast represents over 50% of all outstanding shares entitled to vote.

   You can vote at the special meeting of Wisconsin Energy shareholders if you owned shares of Wisconsin Energy common stock at the close of business on the record date, September 9, 1999. As of September 9, 1999, directors and executive officers of Wisconsin Energy and their affiliates beneficially owned shares representing approximately 0.1% of the outstanding Wisconsin Energy common stock.

Regulatory Approvals (see page 66)

   In order to complete the merger, we must receive approvals from or make filings with the appropriate U.S. federal and state governmental agencies.

Other Material Aspects of the Merger and the Merger Agreement

   Conditions to the Merger (see page 55). The obligation of Wisconsin Energy and WICOR to complete the merger depends upon meeting a number of conditions including, among others, obtaining necessary regulatory approvals or consents, the absence of litigation in which the completion of the transactions contemplated by the merger agreement is restrained or enjoined, and the absence of developments having a material adverse effect on Wisconsin Energy or WICOR from the date of the merger agreement to the closing.

   Termination of the Merger Agreement (see page 58). Wisconsin Energy and WICOR can mutually agree to terminate the merger agreement. In addition, either Wisconsin Energy or WICOR can terminate the merger agreement if any of the following occurs:

  (1) the merger is not completed by July 1, 2000; however, this deadline automatically will be extended to January 1, 2001, if required government approvals have not yet been obtained;

  (2) the Wisconsin Energy special shareholders' meeting or the WICOR special shareholders' meeting occurs but the shareholders do not approve the share issuance or the merger or related transactions;

  (3) a final court order permanently prohibits the merger;

  (4) the other company breaches its representations, warranties or covenants in the merger agreement in a material way and does not cure the problem after 45 days' notice; or

  (5) the other company materially and adversely changes its recommendation of the merger.

   WICOR also can terminate the agreement if it agrees to a merger or sale of material assets, or there is a sale, tender offer or acquisition of at least 20% of the outstanding stock of WICOR, its utility subsidiary, or its non-utility subsidiaries, or if there is a public announcement of a proposal, plan or agreement to do any of these things. WICOR is permitted to agree to such a transaction only under limited circumstances described in the merger agreement, subject to the payment of the special fee described below if required.

   Neither Wisconsin Energy nor WICOR can terminate for the reasons described in clause (1) above if its failure to fulfill any obligation under the merger agreement causes the delay in closing the merger. If either party terminates the merger agreement under clause (4) because of a breach by the other party, the breaching party is required to reimburse the nonbreaching party up to $3,000,000 to cover out of pocket expenses and fees, except that the $3,000,000 limit does not apply, and other damages may also be available, in the case of a willful breach.

   No Solicitation; Special Fee (see page 56). The merger agreement required WICOR to terminate any discussions with other parties concerning specified change of control transactions. The merger agreement also prohibits WICOR from initiating or conducting new discussions or entering into an agreement for such a transaction unless the WICOR board of directors determines that doing so is consistent with its fiduciary duties. WICOR is required to pay Wisconsin Energy a special fee if the merger agreement is terminated because WICOR enters into such a transaction or if the merger agreement is terminated and such a transaction occurs within 21 months thereafter. The amount of the special fee was reduced from $30,000,000 to $25,000,000 by an amendment to the merger agreement which is contingent upon the settlement of a WICOR shareholder lawsuit. See "--Recent Developments" on page 14.

Accounting Treatment (see page 71)

   We expect the merger to be treated as a purchase of WICOR by Wisconsin Energy for financial reporting purposes.

Comparison of Shareholder Rights (see page 79)

   Wisconsin Energy and WICOR are both incorporated in Wisconsin and governed by Wisconsin law, so the rights of WICOR shareholders who become Wisconsin Energy shareholders will continue to be governed by Wisconsin law. There are some differences in the rights of the shareholders under the respective charters and other documents relating to Wisconsin Energy and WICOR.

Comparative Per Share Market Price and Dividend Information

   Wisconsin Energy common stock and WICOR common stock are both listed on the New York Stock Exchange under the symbols "WEC" and "WIC," respectively. The following table shows, for the periods indicated, the high and low sales prices per share of Wisconsin Energy common stock and WICOR common stock, as reported on the NYSE Composite Tape, and the dividends declared per share. The WICOR information has been adjusted for the two-for-one split of its common stock in May, 1998. On July 27, 1999, the WICOR board of directors voted to increase the quarterly dividend on WICOR common stock from $0.22 per share to $0.225 per share.

                                   Wisconsin Energy                   WICOR
                             ---------------------------- -----------------------------
                               High      Low    Dividends   High       Low    Dividends
                             --------- -------- --------- --------- --------- ---------
   1996
     First Quarter.........  $32       $27 1/4   $ .3675  $17 7/32  $15 1/16   $0.205
     Second Quarter........   28 7/8    26        0.38     18 7/8    16 3/8     0.205
     Third Quarter.........   29 1/8    26 3/8    0.38     18 7/8    16 13/16   0.21
     Fourth Quarter........   28 3/8    26 1/8    0.38     18 7/16   17         0.21
   1997
     First Quarter.........  $27 7/8   $23 1/4   $0.38    $18 15/16 $17        $0.21
     Second Quarter........   25 5/8    23        0.385    19 7/8    16 11/16   0.21
     Third Quarter.........   26 1/4    23 1/2    0.385    21 29/32  19 13/32   0.215
     Fourth Quarter........   29 1/16   24 1/8    0.385    23 15/16  20 1/2     0.215
   1998
     First Quarter.........  $31       $27       $0.385   $24 11/32 $21 7/16   $0.215
     Second Quarter........   31 11/16  28 1/2    0.39     24 3/4    21 1/4     0.215
     Third Quarter.........   32        27 3/8    0.39     24 5/16   20 1/8     0.22
     Fourth Quarter........   34        30        0.39     25 1/2    19 5/8     0.22
   1999
     First Quarter.........  $31 9/16  $25 1/16  $0.39    $22 1/16  $18 3/4    $0.22
     Second Quarter........   28 1/8    25 1/16   0.39     28 3/16   20 1/8     0.22
     Third Quarter (through
      September 8, 1999)...   26        24 1/16   0.39     29 5/8    27 3/4     0.225

   In the table below, we provide you with the closing prices of Wisconsin Energy common stock and WICOR common stock on June 25, 1999, the last trading day prior to the execution and public announcement of the merger agreement, and on September 8, 1999, the most recent practicable trading day prior to the date of this joint proxy statement/prospectus. The table also shows the equivalent pro forma prices of WICOR common stock on those dates. The equivalent pro forma prices were determined by multiplying the applicable closing price of Wisconsin Energy common stock by the exchange ratio that would apply if the average price of Wisconsin Energy common stock during the valuation period is the same as the applicable closing price. Because of the "fixed price" nature of the merger consideration, the WICOR equivalent pro forma price is always $31.50 if the merger occurs on or before July 1, 2000.

                                            Wisconsin Energy  WICOR
                                                 Common       Common    WICOR
                                                 Stock        Stock   Equivalent
                                            ---------------- -------- ----------
      June 25, 1999........................     $27.0625     $26.5625   $31.50
      September 8, 1999....................     $24.1250     $29.3125   $31.50

   The merger agreement permits Wisconsin Energy and WICOR to pay regular quarterly cash dividends to their shareholders prior to the closing. We have agreed to coordinate declaring dividends and the related record dates and payment dates so that WICOR shareholders do not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their WICOR shares and the Wisconsin Energy shares they may receive in the merger.

Wisconsin Energy Selected Consolidated Financial Data

   The table below provides selected historical consolidated financial data of Wisconsin Energy, prepared from its consolidated financial statements as of the dates and for each of the periods indicated in the table. This information should be considered along with the audited historical consolidated financial statements and accompanying notes included in Wisconsin Energy's Annual Report on Form 10-K for the year ended December 31, 1998, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 1999. You can obtain these reports by following the instructions under "Where You Can Find More Information" on page 93 of this joint proxy statement/prospectus. Effective with its June 30, 1999, financial statements, Wisconsin Energy has adopted a new income statement presentation. The primary change is the reclassification of the financial results of the non-utility operating entities from the "other income and deductions"section to the appropriate line items in operating revenues and operating expenses. Prior periods have been modified to reflect the new format.

                          Six Months Ended
                              June 30,                         Year Ended December 31,
                          --------------------- ---------------------------------------------------------
                             1999       1998       1998       1997          1996       1995       1994
                          ---------- ---------- ---------- ----------    ---------- ---------- ----------
                               (Unaudited)             (In thousands, except per share amounts)
Operating revenues......  $1,095,725 $  991,253 $2,039,434 $1,806,929    $1,787,467 $1,776,987 $1,745,527
Net income..............     102,414     77,902    188,132     60,716(a)    218,135    234,034    180,868(b)
Earnings per average
 common share (basic and
 diluted)...............        0.88       0.69       1.65       0.54          1.97       2.13       1.67
Total assets............   5,816,577  5,113,660  5,361,757  5,037,684     4,810,838  4,560,735  4,408,259
Long-term debt and
 preferred stock-
 redemption required....   1,979,368  1,725,317  1,749,024  1,532,405     1,416,067  1,367,644  1,283,686
Wisconsin Energy
 obligated redeemable
 preferred securities of
 subsidiary trust.......     200,000        --         --         --            --         --         --
Short-term debt (c).....     403,842    248,800    405,999    409,957       259,469    208,773    284,586
Cash dividends declared
 per common share.......        0.78      0.775       1.56       1.54          1.51       1.46       1.40
Book value per common
 share..................       16.69      16.26      16.46      16.51         17.42      16.89      16.01

--------
(a) In June, 1997, Wisconsin Energy recorded a nonrecurring $30.7 million charge to write-off deferred merger costs related to the terminated merger agreement with Northern States Power Company. In December, 1997, Wisconsin Energy recorded a nonrecurring $30.0 million charge to write-down equipment purchased for the Kimberly Cogeneration Project.
(b) Includes a nonrecurring $73.9 million charge in 1994 ($45 million net of tax or $.42 per share) related to Wisconsin Electric's Revitalization Program.
(c) Includes current portion of long-term debt and capitalized lease obligations.

WICOR Selected Consolidated Financial Data

   The table below provides selected historical consolidated financial data of WICOR, prepared from its consolidated financial statements as of the dates and for each of the periods indicated in the table. This information should be considered along with the audited historical consolidated financial statements and accompanying notes included in WICOR's Annual Report on Form 10-K for the year ended December 31, 1998, and its amended Quarterly Report on Form 10-Q/A for the quarter ended June 30, 1999. You can obtain these reports by following the instructions under "Where You Can Find More Information" on page 93 of this joint proxy statement/prospectus.

                         Six Months Ended
                             June 30,                   Year Ended December 31,
                         ----------------- --------------------------------------------------
                           1999     1998     1998       1997       1996      1995      1994
                         -------- -------- --------- ---------- ---------- --------- --------
                            (Unaudited)       (In thousands, except per share amounts) (a)
Operating revenues...... $529,573 $523,206 $ 944,183 $1,021,041 $1,012,601 $ 860,594 $867,755
Net income..............   34,858   30,987    45,495     49,523     46,771    39,527   33,174
Basic earnings per
 average common share...     0.93     0.83      1.22       1.34       1.27      1.16     0.99
Diluted earnings per
 average common share...     0.92     0.82      1.21       1.33       1.27      1.16     0.99
Total assets............  982,855  959,357 1,015,196  1,031,332  1,057,652 1,008,514  930,708
Long-term debt..........  204,524  149,042   188,470    149,110    169,169   174,713  161,669
Short-term debt (b).....   19,209   69,604   111,181    162,826    118,871   113,213  116,537
Cash dividends declared
 per common share.......     0.44     0.43      0.87       0.85       0.83      0.81     0.79
Book value per common
 share..................    11.30    10.85     10.80      10.47       9.96      9.42     8.57

--------
(a) Per share amounts are adjusted for a two-for-one stock split effected in May, 1998.
(b) Includes current portion of long-term debt.

Unaudited Selected Pro Forma Combined Condensed Financial Data

   In the table below, we provide you with unaudited selected pro forma combined condensed financial data for the combined company as if the merger had been completed on January 1, 1998 for the income statement data and on June 30, 1999, for the balance sheet data. The information is based on adjustments to the historical consolidated financial statements of Wisconsin Energy and WICOR to give effect to the merger using the purchase method of accounting.

   It is important that when you read this unaudited selected pro forma combined condensed financial data, you read along with it the separate historical financial statements and accompanying notes of Wisconsin Energy and of WICOR, which are incorporated by reference in this joint proxy statement/prospectus. See "Where You Can Find More Information" on page 93 of this joint proxy statement/prospectus. It is also important that you read the unaudited pro forma combined condensed financial information and accompanying discussion and notes that are included in this joint proxy statement/prospectus under "Unaudited Pro Forma Combined Condensed Financial Information" beginning on page 85. You should not rely on the unaudited combined condensed pro forma financial information as an indication of the results of operations or financial position that would have been achieved if the merger had taken place earlier or of the results of operations or financial position of the combined company after the completion of the merger.

                                               Six Months Ended
                                                   June 30,         Year Ended
                                             --------------------- December 31,
                                                1999       1998        1998
                                             ---------- ---------- ------------
                                              (In thousands, except per share
                                                           data)
      Income Statement Data (a)
        Operating revenues.................. $1,625,298 $1,514,459  $2,983,616
        Net income..........................    111,491     83,108     182,066
        Earnings per average common share
         (basic and diluted) (b)............       0.82       0.62        1.35
        Cash dividends declared per common
         share..............................       0.78       0.78        1.56

                                                                 June 30, 1999
                                                                ---------------
                                                                (In thousands,
                                                                    except
                                                                per share data)
      Balance Sheet Data (a)
      Total assets.............................................   $7,663,385
      Long-term debt and preferred stock--redemption required
       (c).....................................................    2,905,954
      Wisconsin Energy obligated redeemable preferred
       securities of subsidiary trust..........................      200,000
      Short-term debt (d)......................................      423,051
      Book value per common share (e)..........................        17.88

--------
(a) Purchase price is assumed to be financed with 40% stock and 60% debt.
(b) Assuming the purchase price is paid with 100% cash or 40% cash and 60% stock, pro forma earnings per share for the year ended December 31, 1998, would approximate $1.42 and $1.33 per share, respectively. Assuming the purchase price is paid with 100% cash or 40% cash and 60% stock, pro forma earnings per share for the six months ended June 30, 1999, would approximate $0.87 and $0.79 per share, respectively, and for the six months ended June 30, 1998, $0.64 and $0.61 per share, respectively.
(c) Assuming the purchase price is paid with 100% cash or 40% cash and 60% stock, pro forma long-term debt and preferred stock-redemption required would approximate $3,415,915 and $2,650,973, respectively.
(d) Includes current portion of long-term debt and capitalized lease obligations.
(e) Assuming the purchase price is paid with 100% cash or 40% cash and 60% stock, pro forma book value per common share would approximate $16.69 and $18.38, respectively.

Comparative Per Share Data

   In the table below, we provide you with historical per share information for Wisconsin Energy and WICOR as of June 30, 1999, for the six-month periods ended June 30, 1999 and 1998, and for the year ended December 31, 1998. We also provide you with unaudited pro forma per share information for the combined company and unaudited pro forma equivalent per share information for WICOR, which we calculated by multiplying the combined company pro forma amounts by an assumed exchange ratio of 1.2569 Wisconsin Energy shares per WICOR share, which is $31.50 divided by $25.0625, the closing price of Wisconsin Energy common stock on the New York Stock Exchange on June 30, 1999. The actual exchange ratio will depend upon the average of the closing prices of Wisconsin Energy common stock on the New York Stock Exchange during a valuation period consisting of the 10 trading days ending with the fifth trading day prior to the merger. The merger consideration will consist of between 40% and 60% Wisconsin Energy common stock, with the remainder paid in cash, but could consist of 100% cash if Wisconsin Energy's average share price during the valuation period before the merger is less than $22.00 per share and Wisconsin Energy elects to pay all cash. For purposes of the pro forma and pro forma equivalent data shown in the table below, we have assumed that the merger consideration will consist of 40% stock and 60% cash. See "Unaudited Pro Forma Combined Condensed Financial Information."

   It is important that when you read this information, you read along with it the financial statements and accompanying notes of Wisconsin Energy and WICOR included in the documents that are described on page 93 of this joint proxy statement/prospectus under "Where You Can Find More Information" and are incorporated herein by reference. You should not rely on the unaudited pro forma financial information as an indication of the results of operations or financial position that would have been achieved if the merger had taken place earlier or of the results of operations or financial position of the combined company after the merger is completed.

                                                           Pro Forma   WICOR
                                          Wisconsin        Combined  Pro Forma
                                           Energy   WICOR   Company  Equivalent
                                          --------- ------ --------- ----------
      Book value per common share:
        June 30, 1999...................   $16.69   $11.30  $17.88     $22.47
        December 31, 1998...............    16.46    10.80   17.70      22.25
      Basic earnings per common share:
        Six months ended June 30, 1999..     0.88     0.93    0.82       1.03
        Six months ended June 30, 1998..     0.69     0.83    0.62       0.78
        Year ended December 31, 1998....     1.65     1.22    1.35       1.70
      Diluted earnings per common share:
        Six months ended June 30, 1999..     0.88     0.92    0.82       1.03
        Six months ended June 30, 1998..     0.69     0.82    0.62       0.78
        Year ended December 31, 1998....     1.65     1.21    1.35       1.70
      Dividends declared per common
       share:
        Six months ended June 30, 1999..     0.78     0.44    0.78       0.98
        Six months ended June 30, 1998..     0.78     0.43    0.78       0.98
        Year ended December 31, 1998....     1.56     0.87    1.56       1.96

Recent Developments

   On July 2, 1999, an action was filed by a shareholder of WICOR in the Circuit Court of Milwaukee County, Wisconsin against WICOR, all of the members of its board of directors, and Wisconsin Energy. The complaint alleges that the consideration to be received by WICOR shareholders in the proposed merger is inadequate and unfair to WICOR shareholders. The complaint also alleges that Wisconsin Energy aided, abetted and assisted in the alleged breaches of the fiduciary duties of the individual defendants. The complaint seeks certification as a class action on behalf of all WICOR shareholders, an injunction against proceeding with the merger, an auction or open bidding process for the sale of WICOR, and unspecified damages.

   On September 9, 1999, a stipulation of settlement was entered into with respect to the shareholder action. The stipulation is subject to final approval by the court, but is otherwise binding upon the parties to the action. The stipulation provides that:

  . WICOR will amend its rights agreement to increase the triggering percentages with respect to the rights agreement described under the caption "Comparison of Shareholder Rights--Shareholder Rights Plans"on page 84 from 15% to 20%. WICOR has done this.

  . WICOR and Wisconsin Energy will amend the merger agreement to remove the provision regarding resisting certain types of acquisition proposals for WICOR described in the fourth paragraph under the caption "The Merger and the Merger Agreement--No Solicitation; Special Fee" on pages 56-58. We have done this.

  . WICOR and Wisconsin Energy will amend the merger agreement to reduce the amount of the special fee described in the seventh paragraph under the caption "The Merger and the Merger Agreement--No Solicitation; Special Fee" from $30,000,000 to $25,000,000. We have done this also.

  . The parties agree to use their best efforts to obtain court certification of a shareholder class for settlement purposes, from which members of the class cannot opt-out following an opportunity for class members to address the court regarding the settlement, and which will include all persons who were shareholders of WICOR from June 27, 1999, through the effective date of the merger.

  . The parties agree to use their best efforts to obtain the dismissal with prejudice of all claims asserted in the action or which could have been asserted in the action.

  . WICOR and Wisconsin Energy agree not to oppose a petition of plaintiffs' counsel requesting the award of $430,000 of attorneys' fees and expenses to be paid by WICOR and Wisconsin Energy upon the consummation of the settlement.

  . The consummation of the settlement is subject to, and the related amendments to the merger agreement described above are conditioned upon, final court approval and the consummation of the merger.

   Although we believe that final court approval of the settlement will be received, the court retains discretion to not grant approval or to require modifications to the proposed settlement. In the event court approval is not obtained, WICOR and Wisconsin Energy would intend to pursue a vigorous defense against the action. If the court requires modifications to the settlement, WICOR and Wisconsin Energy would evaluate the merits of the modifications in determining whether to accept the modified settlement. Under the terms of the merger agreement, we could in some circumstances agree to a modified settlement without seeking additional shareholder approval.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

   This joint proxy statement/prospectus and other material to which we refer or incorporate by reference contain forward-looking statements made by or on behalf of Wisconsin Energy or WICOR. These are statements of opinion, intention or belief about future events or conditions, rather than historical facts. The forward-looking statements are based upon management's current expectations and are subject to risks and uncertainties that could cause the actual results of Wisconsin Energy or WICOR to differ materially from those contemplated in the statements. You should not place undue reliance on the forward-looking statements. The terms "anticipate," "believe," "estimate," "expect," "objective," "plan," "possible," "potential," "project" and similar expressions are intended to identify forward-looking statements. In addition to the assumptions and other factors we mention specifically in connection with the forward-looking statements, factors that could cause Wisconsin Energy's or WICOR's actual results to differ materially from those contemplated in any forward-looking statements include, among others, the following:

  . Unanticipated costs or difficulties related to the integration of the businesses of WICOR and Wisconsin Energy, or unexpected difficulties or delays in realizing anticipated net cost savings or receiving regulatory authorization to retain the benefit of those savings for the shareholders of the combined company.

  . Regulatory delays or conditions imposed by regulatory bodies in approving the merger, or adverse regulatory treatment of the merger.

  . Legislative or regulatory restrictions or caps on non-utility acquisitions, investments or projects, including Wisconsin's public utility holding company law, which could limit Wisconsin Energy's or WICOR's diversification and growth opportunities after the merger or require Wisconsin Energy or WICOR to divest of certain existing non-utility assets.

  . Risks associated with non-utility diversification such as: competition;
    operating risks; dependence upon certain suppliers and customers; the cyclical nature of property values that could affect real estate investments; unanticipated changes in environmental or energy regulations; risks associated with international investments, including foreign currency valuations; risks associated with minority investments, where there is a limited ability to control the development, management or operation of the project; and the risk of higher interest costs associated with potentially reduced securities ratings by independent rating agencies as a result of these and other factors.

  . Factors affecting foreign non-utility operations including foreign governmental actions; foreign economic and currency risks; political instability; and unanticipated changes in foreign environmental or energy regulations.

  . Factors affecting utility operations such as unusual weather conditions;
    catastrophic weather-related damages; availability of electric generating facilities; unscheduled generation outages, maintenance and repairs; unanticipated changes in fossil fuel, nuclear fuel, purchased power, gas supply or water supply costs or availability due to higher demand, shortages, transportation problems or other developments; nonperformance by electric energy or natural gas suppliers under existing power purchase or gas supply contracts; nuclear or environmental incidents; resolution of spent nuclear fuel storage and disposal issues; electric transmission or gas pipeline system constraints; unanticipated organizational structure or key personnel changes; collective bargaining agreements with union employees or work stoppages; inflation rates; or demographic and economic factors affecting utility service territories or operating environment.

  . Regulatory factors such as unanticipated changes in rate-setting policies or procedures; unanticipated changes in regulatory accounting policies and practices; industry restructuring initiatives; transmission system operation and/or administration initiatives; recovery of costs of previous investments made under traditional regulation; required approvals for new construction; changes in the United States Nuclear Regulatory Commission's regulations related to Wisconsin Energy's Point Beach Nuclear Plant; changes in the United States Environmental Protection Agency's as well as the Wisconsin or Michigan Department of Natural Resources' regulations related to emissions from fossil-fuel-fired power plants; or the siting approval process for new generation and transmission facilities.

  . The rapidly changing and increasingly competitive electric and gas utility environment as market-based forces replace strict industry regulation and other competitors enter the electric and gas markets resulting in increased wholesale and retail competition.

  . Consolidation of the industry as a result of the combination and acquisition of utilities in the Midwest, nationally and globally.

  . Restrictions imposed by various financing arrangements and regulatory requirements on the ability of the utility and other subsidiaries to transfer funds to their parent companies in the form of cash dividends, loans or advances.

  . Changes in social attitudes regarding the utility and power industries.

  . Customer business conditions including demand for their products and services and supply of labor and material used in creating their products and services.

  . The cost and other effects of legal and administrative proceedings, settlements, and investigations, claims and changes in those matters.

  . Factors affecting the availability or cost of capital such as changes in interest rates; market perceptions of the utility industry, Wisconsin Electric, WICOR or any of their subsidiaries; or security ratings.

  . Federal, state or local legislative factors such as changes in tax laws or rates; changes in trade, monetary and fiscal policies, laws and regulations; electric and gas industry restructuring initiatives; or changes in environmental laws and regulations.

  . Authoritative generally accepted accounting principle or policy changes from such standard setting bodies as the Financial Accounting Standards Board and the SEC.

  . Unanticipated technological developments that result in competitive disadvantages and create the potential for impairment of existing assets.

  . Unanticipated developments while implementing the modifications necessary to mitigate Year 2000 compliance problems, including the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes in computer and embedded systems, the indirect impacts of third parties with whom the Wisconsin Energy Companies or WICOR Companies do business and who do not mitigate their Year 2000 compliance problems, and similar uncertainties.

  . Other business or investment considerations that may be disclosed from time to time in filings with the SEC or in other publicly disseminated written documents.

   We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

                                  RISK FACTORS

   In addition to the other information we have included and incorporated by reference in this joint proxy statement/prospectus, you should carefully read and consider the following factors in evaluating the proposals to be voted on at your company's special shareholders' meeting:

Transaction Risks

We may not be able to complete the merger because we may not be able to obtain required regulatory approvals on satisfactory terms.

   Before we can complete the merger, we must obtain final approvals from the Public Service Commission of Wisconsin under Wisconsin law and from the SEC under the Public Utility Holding Company Act of 1935, as well as complying with premerger notification requirements under the antitrust laws that apply to business combinations generally. Obtaining these regulatory approvals could delay the merger for a significant period of time after the Wisconsin Energy and WICOR shareholders have approved the merger and related transactions at the special meetings. If the approvals are delayed past January 1, 2001, either company can terminate the merger agreement. We cannot assure you that we will obtain these and other regulatory approvals, or if we obtain them, whether the terms and conditions of the approvals will be satisfactory. We also cannot give any assurance on whether intervenors, if any, will appeal final orders approving the merger to appropriate courts, which can further delay the merger.

   Historically, WICOR has been subject to different, generally more favorable restrictions under the Wisconsin public utility holding company law than those applicable to Wisconsin Energy. We are not sure whether or how the merger may affect those restrictions. Likewise, we cannot be sure whether the proposed legislation to modify restrictions under the Wisconsin Holding Company Act (discussed at pages 67-68) will be enacted. Without favorable regulatory treatment or legislation, the combined company might be required to divest some assets or might be more limited in acquiring additional non-utility assets in the future.

   We are required to take all reasonable actions necessary to obtain any required consent, authorization, order, approval or exemption of any governmental entity in connection with the merger and related transactions. However, Wisconsin Energy is not required to complete the merger if the regulators impose conditions which, in its reasonable judgment, are materially adverse in any manner to either company or their subsidiaries. See "The Merger and the Merger Agreement--Conditions to the Merger" on page 55 and "-- Regulatory Requirements and Approvals" on page 66.

The merger will not result in increased earnings per share if we are unable to timely realize the estimated cost savings we expect to achieve, or if the regulatory treatment of the merger does not permit Wisconsin Energy to retain the benefit of the savings.

   We expect the merger to result in increased earnings per share for Wisconsin Energy beginning in the first full year following the merger, based on anticipated results of future operations and on the assumptions used in our pro forma financial information (see page 85), and assuming timely realization of the estimated cost savings and avoidances expected to result from the merger and favorable regulatory treatment. Although no definitive study has been done, we estimate that we can achieve merger-related cost savings and avoidances in respect to our combined gas operations of approximately $35 million annually beginning in the first full year after the merger. In its application for approval of the merger, Wisconsin Energy has requested the Public Service Commission of Wisconsin to permit Wisconsin Energy to retain the anticipated net cost savings that result from the merger to the extent necessary to recover the acquisition premium paid for and attributable to WICOR's utility assets, in accordance with established precedent. The merger will not increase Wisconsin Energy's earnings per share if the expected savings are not timely realized and permitted to be retained by Wisconsin Energy.

   For further information, see "The Merger and the Merger Agreement--Wisconsin Energy's Reasons for the Merger; Recommendation of the Wisconsin Energy Board" on page 29 and "--Regulatory Requirements and Approvals" on page 66.

WICOR shareholders that exercise their election rights will be unable to sell their stock in the market pending the merger.

   In exchange for their WICOR common stock, WICOR shareholders will have the opportunity to elect to receive cash, shares of Wisconsin Energy common stock, or a combination of cash and shares. The election must be made during a period beginning 45 calendar days prior to the anticipated date of the merger and ending on the third business day before the merger. All elections will be irrevocable. See "The Merger and the Merger Agreement--Elections to Receive Cash or Stock; Conversion of Shares in the Merger" on page 61.

   During the time between when the election is made and the merger is completed, WICOR shareholders will be unable to sell their WICOR stock. If the merger is unexpectedly delayed for any reason, this period could extend for a significant period of time.

   WICOR shareholders can reduce the period during which they cannot sell their shares by delivering their election just before the close of the election period; however, elections received after the close of the election period will not be accepted or honored.

Operational Risks

We cannot assure you that the operations of the two companies will be successfully coordinated.

   After the merger we will need to coordinate the operations of two large, diverse companies and their subsidiaries, combining some businesses while keeping others separate. Coordinating the operations will involve a number of risks, including:

  . difficulties in combining operations and systems, including combining or coordinating gas utility operations;

  . difficulties in retaining employees, customers and suppliers;

  . potentially adverse short-term effects on operating results;

  . potential diversion of management's attention away from ongoing operations; and

  . the possibility that we will not achieve anticipated cost savings, or that any savings are offset by utility rate reductions and so do not benefit the shareholders.

The nonregulated businesses of both companies are riskier than traditional utilities businesses.

   We expect the combined company's nonregulated businesses will contribute a greater proportion of the combined company's earnings than Wisconsin Energy's nonregulated businesses currently contribute to its earnings. Nonregulated businesses generally operate with a higher level of risk than regulated utility businesses. As a result, the operating results of these businesses may exhibit more variability than our regulated utility businesses. This variability may also adversely affect our securities ratings and so increase our borrowing costs.

An investment in Wisconsin Energy, unlike WICOR, is subject to risks arising from electric generation.

   WICOR shareholders, who may receive Wisconsin Energy common stock in the merger, should carefully consider the fact that Wisconsin Energy operates electric generating facilities, including fossil and nuclear fueled operations. Some of the risks associated with the operation and cost of operation of electric generating facilities differ from those relating to WICOR's utility and non-utility businesses, including risks relating to regulatory action, unscheduled outages, and changing environmental requirements.

                              THE SPECIAL MEETINGS

   This joint proxy statement/prospectus is being furnished to the holders of Wisconsin Energy and WICOR common stock, for the solicitation of proxies for use at the special meetings that will be held by each company.

Wisconsin Energy Special Meeting

   Date and Location. The special meeting of shareholders of Wisconsin Energy will be held at 4.00 p.m. on Wednesday, October 27, 1999, at the Midwest Express Center located at 400 West Wisconsin Avenue, Milwaukee, Wisconsin.

   Purpose. At the Wisconsin Energy special meeting, the shareholders of Wisconsin Energy will consider and vote on a proposal to approve the merger agreement and the issuance of additional shares of Wisconsin Energy common stock as provided in the merger agreement.

   The Wisconsin Energy board has determined that the merger and the issuance of shares of common stock as contemplated by the merger agreement are in the best interests of Wisconsin Energy and its shareholders and has approved the merger agreement. The Wisconsin Energy board recommends that the shareholders of Wisconsin Energy vote in favor of the merger agreement and the issuance of its shares in the merger. See "The Merger and the Merger Agreement--Wisconsin Energy's Reasons for the Merger; Recommendation of the Wisconsin Energy Board."

   The Wisconsin Energy board is not aware, as of the date of mailing of this joint proxy statement/prospectus, of any other matters which may properly come before the Wisconsin Energy special meeting. Wisconsin law provides that only business within the purposes described in the notice of the Wisconsin Energy special meeting may be conducted at the Wisconsin Energy special meeting. If any other matters properly come before the Wisconsin Energy special meeting, or any adjournment or postponement of the meeting, the persons named in the proxy intend to vote the proxies in accordance with their best judgment.

   Under the merger agreement, completion of the merger is conditioned upon approval by the shareholders of Wisconsin Energy of the issuance of shares of Wisconsin Energy common stock pursuant to the merger agreement. The approval of Wisconsin Energy shareholders is required under the NYSE's shareholder approval policy because the number of shares of Wisconsin Energy common stock to be issued pursuant to the merger agreement may exceed 20% of the number of shares outstanding before the merger.

   Record Date; Voting Rights. Only holders of record of Wisconsin Energy common stock at the close of business on the Wisconsin Energy record date, September 9, 1999, are entitled to receive notice of and to vote at the Wisconsin Energy special meeting. At the close of business on the Wisconsin Energy record date, there were 117,589,619 shares of Wisconsin Energy common stock outstanding and entitled to vote. Each share entitles the registered holder to one vote.

   Quorum. A majority of the votes entitled to be cast by the shares entitled to vote must be represented in person or by proxy at the Wisconsin Energy special meeting in order for a quorum to be present. Shares of Wisconsin Energy common stock represented by proxies that are marked "abstain" will be counted as shares present for purposes of determining the presence of a quorum. In the event that a quorum is not present at the Wisconsin Energy special meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies.

   Proxies. All shares of Wisconsin Energy common stock represented by properly executed proxies that are received in time for the Wisconsin Energy special meeting and have not been revoked will be voted in accordance with the instructions indicated in the proxies. If no instructions are indicated, the shares will be voted in favor of the issuance of shares of Wisconsin Energy common stock as contemplated by the merger agreement. In addition, the persons designated in the proxy will have discretion to vote on matters incident to the conduct of the Wisconsin Energy special meeting. If Wisconsin Energy proposes to adjourn the Wisconsin Energy special meeting, the persons named in the enclosed proxy card will vote all shares for which they have voting authority (other than those that have been voted against the issuance of shares of Wisconsin Energy common stock as contemplated by the merger agreement) in favor of adjournment.

   Any proxy in the enclosed form may be revoked by the shareholder executing it at any time prior to its exercise by giving written notice to the corporate secretary of Wisconsin Energy, by signing and returning a later-dated proxy or by voting in person at the Wisconsin Energy special meeting. However, mere attendance at the Wisconsin Energy special meeting will not in and of itself have the effect of revoking the proxy.

   If you are a participant in Wisconsin Energy's Stock Plus Investment Plan ("Stock Plus") or own shares through investments in the Wisconsin Energy common stock fund of Wisconsin Electric's Employee Retirement Savings Plan (the "401(k) plan"), your proxy will serve as voting instructions for your shares in those plans. The administrator for Stock Plus and the trustee for the 401(k) plan will vote shares as you direct. If a proxy is not returned for shares held in Stock Plus, the administrator will not vote those shares. If a proxy is not returned for shares held in the 401(k) plan, the trustee will vote those shares in the same proportion that all shares in the plan fund for which voting instructions have been received are voted.

   Proxies will be received by Wisconsin Energy's agent, EquiServe. EquiServe has been appointed inspector of election for the Wisconsin Energy special meeting and any adjournment or postponement thereof, and will conduct and tabulate the results of the voting at such meeting.

   If the Wisconsin Energy special meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Wisconsin Energy special meeting all proxies will be voted in the same manner as they would have been voted at the initial convening of the Wisconsin Energy special meeting, except for any proxies that have been revoked or withdrawn, notwithstanding that they may have been effectively voted on the same or any other matter at a previous meeting.

   Solicitation of Proxies. Proxies are being solicited on behalf of the Wisconsin Energy board. Pursuant to the merger agreement, the entire cost of proxy solicitation for the Wisconsin Energy special meeting will be borne by Wisconsin Energy, except that Wisconsin Energy and WICOR will share equally all printing expenses and filing fees related to this joint proxy statement/prospectus. In addition to solicitation by mail, officers and regular employees of Wisconsin Energy may solicit proxies personally or by telephone, facsimile transmission or otherwise. The officers and regular employees will not be additionally compensated for soliciting proxies, but may be reimbursed for their out-of-pocket expenses. If undertaken, the expense of any solicitation would be nominal. Wisconsin Energy has retained Morrow & Co., Inc., at an estimated cost of approximately $8,500, plus reimbursement of out-of-pocket expenses, to assist in its solicitation of proxies. Arrangements will be made with custodians, nominees and fiduciaries for the forwarding of proxy solicitation materials to beneficial owners of shares of Wisconsin Energy common stock held of record by the custodians, nominees and fiduciaries, and Wisconsin Energy will reimburse the custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses.

   Required Vote. Approval of the issuance of shares of Wisconsin Energy common stock pursuant to the merger agreement will require the affirmative vote of a majority of the votes cast, provided that the total number of votes cast on the proposal represents more than 50% of the outstanding shares of Wisconsin Energy common stock entitled to vote at the Wisconsin Energy special meeting.

   Abstentions will have no effect on the vote so long as enough votes are cast for or against the proposal to satisfy the 50% requirement mentioned above. Brokers who hold shares of Wisconsin Energy common stock as nominees will not have discretionary authority to vote the shares on the proposal in the absence of instructions from the beneficial owners of the shares. Any votes that are not cast because the nominee-broker lacks such discretionary authority will not be counted as votes cast on such proposal and will have no effect on the vote.


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

   Share Ownership of Management. At the close of business on the Wisconsin Energy record date, directors and executive officers of Wisconsin Energy and their affiliates were the beneficial owners of an aggregate of approximately 0.1% of the shares of Wisconsin Energy common stock then outstanding and eligible to vote. All of the directors and executive officers of Wisconsin Energy have indicated their intention to vote their shares for approval of the issuance of shares of Wisconsin Energy common stock as contemplated by the merger agreement.

WICOR Special Meeting

   Date and Location. The special meeting of shareholders of WICOR will be held at 1:30 p.m. on Wednesday, October 27, 1999, at the Midwest Express Center located at 400 West Wisconsin Avenue, Milwaukee, Wisconsin.

   Purpose. At the WICOR special meeting, the shareholders of WICOR will consider and vote on a proposal to approve and adopt the merger agreement.

   The WICOR board has determined that the merger is in the best interests of WICOR and its shareholders and has approved the merger agreement. The WICOR board recommends that the shareholders of WICOR vote in favor of approval and adoption of the merger agreement at the WICOR special meeting. See "The Merger and the Merger Agreement--WICOR's Reasons for the Merger; Recommendation of the WICOR Board." For a discussion of the interests that certain directors and executive officers of WICOR have with respect to the merger, in addition to their interests as shareholders of WICOR generally, see "The Merger and the Merger Agreement--Interests of Certain Persons in the Merger" and "--Assumption and Conversion of WICOR Stock Options and Stock-Based Awards." Those interests, together with other relevant factors, were considered by the WICOR board in making its recommendation and approving the merger agreement.

   The WICOR board is not aware, as of the date of mailing of this joint proxy statement/prospectus, of any other matters which may properly come before the WICOR special meeting. Wisconsin law provides that only business within the purposes described in the notice of the WICOR special meeting may be conducted at the WICOR special meeting. If any other matters properly come before the WICOR special meeting, or any adjournment or postponement of the special meeting, the persons named in the proxy intend to vote the proxies in accordance with their best judgment.

   Approval of the merger agreement by the shareholders of WICOR is a condition to completion of the merger.

   Record Date; Voting Rights. Only holders of record of WICOR common stock at the close of business on the WICOR record date, September 9, 1999, are entitled to receive notice of and to vote at the WICOR special meeting. At the close of business on the WICOR record date, there were 37,602,800 shares of WICOR common stock outstanding and entitled to vote. Each share entitles the registered holder thereof to one vote.

   Quorum. A majority of the outstanding shares of WICOR common stock entitled to vote must be represented in person or by proxy at the WICOR special meeting in order to constitute a quorum for the transaction of business. Shares of WICOR common stock represented by proxies that are marked "abstain" will be counted as shares present for purposes of determining the presence of a quorum. In the event that a quorum is not present at the WICOR special meeting, WICOR intends to adjourn or postpone the meeting to solicit additional proxies.

   Proxies. All shares of WICOR common stock represented by properly executed proxies that are received in time for the WICOR special meeting and have not been revoked will be voted in accordance with the instructions indicated in the proxies. If no instructions are indicated, the shares will be voted in favor of the merger agreement and the transactions contemplated thereby. In addition, the persons designated in such proxy will have discretion to vote on any matters incident to the conduct of the WICOR special meeting. If WICOR proposes to adjourn the WICOR special meeting, the persons named in the enclosed proxy card will vote all shares for which they have voting authority (other than those that have been voted against approval of the merger agreement) in favor of the adjournment.

   Any proxy in the enclosed form may be revoked by the shareholder executing it at any time prior to its exercise by giving written notice thereof to the corporate secretary of WICOR, by signing and returning a later-dated proxy or by voting in person at the WICOR special meeting. However, mere attendance at the WICOR special meeting will not in and of itself have the effect of revoking the proxy.

   If you are a participant in WICOR's Direct Stock Purchase and Dividend Reinvestment Plan ("WICOR Plan"), your proxy will serve as voting instructions for your shares in that plan. If you are a participant in a WICOR savings plan and own shares through investments in the WICOR common stock fund of the WICOR Master Savings Trust ("401(k) Trust"), you are receiving a voting authorization card which, when completed and returned, will serve as voting instructions for your shares in those plans. (The savings plans covered by the 401(k) Trust include the Wisconsin Gas Company Employees Savings Plan, the Wisconsin Gas Company Local 6-18 Savings Plan, the Wisconsin Gas Company Local 6-18-1 Savings Plan, the Sta-Rite Industries Incentive Savings Plan, the Hypro Corporation 401(k) and Profit Sharing Plan, and the SHURflo 401(k) Profit Sharing Plan.) The administrator for the WICOR Plan and the trustee of the 401(k) Trust will vote the shares attributable to your account as you direct. If a proxy or voting authorization card is not returned, the administrator or trustee will not vote those shares.

   Proxies will be received by WICOR's transfer agent, ChaseMellon Shareholder Services LLC, and the vote will be certified by independent inspectors. ChaseMellon Shareholder Services is an affiliate of the parent of Chase Securities, Wisconsin Energy's financial advisor.

   If the WICOR special meeting is postponed or adjourned for any reason, at any subsequent reconvening of the WICOR special meeting, all proxies will be voted in the same manner as they would have been voted at the initial convening of the WICOR special meeting (except for any proxies that have been revoked or withdrawn), notwithstanding that they may have been effectively voted on the same or any other matter at a previous meeting.

   Solicitation of Proxies. Proxies are being solicited on behalf of the WICOR board. Pursuant to the merger agreement, the entire cost of proxy solicitation for the WICOR special meeting will be borne by WICOR, except that WICOR and Wisconsin Energy will share equally all printing expenses and filing fees related to this joint proxy statement/prospectus. In addition to solicitation by mail, directors, officers and employees of WICOR may solicit proxies personally or by telephone, facsimile transmission or otherwise. The directors, officers and employees will not receive additional compensation for soliciting proxies, but they may be reimbursed for their out-of-pocket expenses incurred in connection with doing so. If undertaken, the anticipated expense of the solicitation would be nominal. WICOR has retained ChaseMellon Shareholder Services, at an estimated cost of approximately $9,500, plus reimbursement of out-of-pocket expenses, to assist in its solicitation of proxies. Arrangements will be made with custodians, nominees and fiduciaries for the forwarding of proxy solicitation materials to beneficial owners of shares of WICOR common stock held of record by the custodians, nominees and fiduciaries, and WICOR will reimburse the custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses incurred in connection with doing so.

   Holders of WICOR common stock should not return to WICOR any stock certificates with their proxy cards. Approximately 45 days before the anticipated effective date of the merger, shareholders will receive instructions and a form of letter of transmittal and election for submitting their stock certificates and indicating whether they would like to receive their portion of the merger consideration in the form of cash, Wisconsin Energy common stock, or a combination of cash and Wisconsin Energy stock.

   Required Vote. Approval and adoption of the merger agreement will require the affirmative vote of holders of a majority of the outstanding shares of WICOR common stock entitled to vote thereon at the WICOR special meeting.

   An abstention will have the effect of a vote cast against the merger agreement. Brokers who hold shares of WICOR common stock as nominees will not have discretionary authority to vote such shares in the absence of instructions from the beneficial owners of the shares. Broker non-votes will have the same effect as votes cast against the merger agreement.

   Share Ownership of Management. At the close of business on the WICOR record date, directors and executive officers of WICOR and their affiliates were the beneficial owners of an aggregate of approximately 1.2% of the shares of WICOR common stock then outstanding and eligible to vote. All of the directors and executive officers of WICOR have indicated their intention to vote their shares for approval of the merger agreement.

Absence of Dissenters' Rights of Appraisal

   Under Wisconsin law, the shareholders of Wisconsin Energy are not entitled to dissenters' rights with respect to the issuance of shares of Wisconsin Energy common stock as contemplated by the merger agreement. Similarly, the shareholders of WICOR are not entitled to dissenters' rights with respect to the merger.

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

                      THE MERGER AND THE MERGER AGREEMENT

   The discussion of the merger and the merger agreement contained in this joint proxy statement/prospectus includes the material terms of the merger agreement, but, because it is a summary, it may not contain all of the information that is important to you. You should refer to the merger agreement itself, a copy of which is attached as Appendix A to this joint proxy statement/prospectus, for the complete terms of the merger.

General

   Subject to the terms and conditions of the merger agreement, each share of WICOR common stock outstanding immediately prior to the effective time of the merger will be converted into and become the right to receive cash or Wisconsin Energy common stock, or a combination of cash and Wisconsin Energy common stock, as described below. Each share of Wisconsin Energy common stock outstanding immediately prior to the effective time of the merger will continue to be outstanding and will not be affected by the merger, but the shares will then represent interests in the combined company.

   The amount of merger consideration to be received for each share of WICOR common stock will be:

   . $31.50 per share of WICOR common stock, if the merger occurs on or before July 1, 2000, or

   . $31.50 per share of WICOR common stock, plus an additional daily amount computed at the rate of approximately 6% simple interest per annum for every day after July 1, 2000, until the merger occurs, if the merger occurs after July 1, 2000.

   Whenever Wisconsin Energy common stock is used to pay all or any part of the merger consideration, it will be valued at the average closing price of Wisconsin Energy common stock as reported on the NYSE Composite Tape on each of the 10 consecutive trading days ending with the fifth trading day immediately preceding the closing date of the merger.

   Several factors will determine whether a WICOR shareholder will receive cash, Wisconsin Energy common stock, or a combination of cash and Wisconsin Energy common stock in the merger. If the average closing price of Wisconsin Energy common stock mentioned above is less than $22.00, then Wisconsin Energy may elect to pay the merger consideration entirely in cash. Otherwise, Wisconsin Energy has discretion to select a portion of the aggregate merger consideration between and including 40% and 60% to be paid in the form of Wisconsin Energy common stock (excluding fractional share interests to be paid in cash), with the remainder paid in cash. Wisconsin Energy must make this election at least three business days prior to the closing date of the merger.

   Beginning approximately 45 days before the anticipated closing date of the merger, and ending on the third business day prior to the effective time of the merger, WICOR shareholders will have an opportunity to elect to receive cash, stock, or a combination of cash and stock in exchange for their shares of WICOR stock, subject to proration if necessary to cause the aggregate merger consideration to be paid in the proportions selected by Wisconsin Energy as described above. See "--Elections to Receive Cash or Stock; Conversion of Shares in the Merger."

Background of the Merger

   Overview. We both believe that a combination of market forces, regulatory and legislative initiatives and technological changes has caused the utility industry to experience rapid change in recent years, and that these changes will continue for the foreseeable future. A number of gas and electric industry restructuring initiatives are being considered or implemented by regulatory agencies with jurisdiction over our utility subsidiaries.

   These changes in the energy utility industry are bringing increased competition to various sectors of the business and are putting pressure on utilities to lower their costs. We believe that utilities that achieve significant size and scope of operations, efficient, reliable and low cost sources of energy supply and a diverse customer base will be best positioned to compete in an increasingly deregulated and competitive energy market.

   We recognized that a combination with another financially strong utility would enable the combined entity to deliver energy more economically and efficiently and thereby remain a premier supplier of energy within its markets in an increasingly deregulated industry. Each company also recognized that combining with an entity with significant non-utility operations and expertise offered additional benefits of diversification and experience in operating in a non-regulated environment.

   Over the past three years, Wisconsin Energy has aggressively searched for compatible acquisition transactions. Wisconsin Energy's strategy is to become a leading energy company in the Midwest. To achieve that goal, Wisconsin Energy is committed to a strategy of prudent growth, internally in its utility and non-utility operations and through business acquisitions and combinations. In May, 1998, Wisconsin Energy acquired ESELCO, Inc., the parent company of Edison Sault Electric Company, an electric utility operating in the Upper Peninsula of Michigan.

   As the largest electric utility and largest gas utility, respectively, in Wisconsin, both headquartered in Milwaukee, Wisconsin Energy and WICOR have long cooperated on civic and community issues and have had frequent interactions on industry and regulatory issues. As a result, each company was generally familiar with the other's utility and non-utility businesses, experience, technical capabilities, growth objectives and vision of the future of the regional energy market. Each was also aware of the other's commitment to provide safe, reliable energy services to the customers and communities in which it operates, while expanding to provide new services and add new customers in an increasingly competitive environment.

   Discussions Between Wisconsin Energy and WICOR. On July 30, 1998, Mr. Richard Abdoo, the chairman of the board, president and chief executive officer of Wisconsin Energy, met informally with Mr. George Wardeberg, the chairman and chief executive officer of WICOR. Mr. Abdoo suggested the possibility of combining the two companies in light of their common goals and visions for the future. Mr. Wardeberg indicated that WICOR was not interested in such a combination, explaining to Mr. Abdoo that the WICOR board of directors had a policy that WICOR should remain independent.

   In November, 1998, Mr. Abdoo again approached Mr. Wardeberg about a possible business combination. He emphasized that, by combining, the companies could achieve improved efficiency and profitability without layoffs of employees at either company and that the combined company could benefit from the financial and technical strengths and the new opportunities they could realize together. The two chief executives talked several times to discuss the impact of any transaction on employees, customers and communities served by both companies, and the compatibility of the companies' respective management styles and corporate cultures. Mr. Wardeberg agreed to discuss the matter with the WICOR board of directors.

   At a meeting on December 15, 1998, the WICOR board of directors discussed the businesses in which WICOR was engaged, its prospects for growth, customer demands and its strategic alternatives. The WICOR board directed its management to consider the feasibility of a business combination with Wisconsin Energy and to pursue exploratory discussions if the parties could negotiate an appropriate confidentiality agreement.

   On January 14, 1999, we executed a confidentiality agreement to permit the exchange of confidential information. Mr. Abdoo and Mr. Wardeberg continued discussions throughout the remainder of January and February about the possible structure and terms for a business combination and the organization and management of the resulting entity.

   At a meeting on January 26, 1999, the WICOR board of directors discussed a possible business combination with Wisconsin Energy and encouraged management to pursue discussions with Wisconsin Energy management. Management updated the WICOR board on the status of the discussions at its meeting on February 25, 1999.

   At a meeting on January 28, 1999, the Wisconsin Energy board of directors discussed a possible business combination with WICOR and encouraged management to pursue discussions with WICOR management. Management updated the Wisconsin Energy board on the status of the discussions at its meeting on February 16, 1999.

   By early March discussions had progressed sufficiently that we each determined to retain independent financial advisors to assist in analyzing a possible transaction. On March 8, 1999, WICOR engaged Merrill Lynch, Pierce, Fenner & Smith Incorporated and on March 14, 1999, Wisconsin Energy engaged Chase Securities Inc. The parties also began to exchange confidential information to assist both parties in evaluating a possible business combination.

   Discussions in person and by telephone between our representatives continued throughout March and April 1999. During this period, we exchanged financial data, and our management representatives and legal and financial advisors began business investigations of the other company. At the end of March and in April, 1999, senior management of Wisconsin Energy and WICOR met to review operations and financial data of both companies and to consider possible operations for the combined enterprise. Discussions continued between Messrs. Abdoo and Wardeberg during this period on the principal terms of a possible transaction, governance matters, regulatory approvals and timing issues.

   The Wisconsin Energy board of directors received another update concerning the status of the discussions at its regularly scheduled board meeting on April 27, 1999. After presentations by members of its senior management and its outside consultants, the board again authorized management to continue discussions with WICOR. Specifically, the board discussed a proposal in which WICOR shareholders would receive a fixed price of $30 per share (plus interest at the rate of 6% per annum if the closing occurred more than 12 months after signing) payable, at Wisconsin Energy's option, all in cash or in a combination of cash and stock based on the average closing price of Wisconsin Energy's stock for the 10 trading days prior to the merger. Wisconsin Energy would have the right to terminate the agreement if its stock price was less than $18 per share. The proposed agreement would have included an option for Wisconsin Energy to purchase up to 19.9% of WICOR's outstanding shares in the event of a competing transaction and a break-up fee of $33,000,000. Mr. Wardeberg would become a director of Wisconsin Energy, and he and three other WICOR executives would receive employment agreements.

   On May 16, 1999, the senior management of the two companies met for detailed discussion of structure, management and employee issues arising from a business combination of the two companies.

   On May 20, 1999, the WICOR board of directors met to discuss the proposed transaction. The board heard from its legal advisors regarding its fiduciary duties in considering a proposed business combination and from management regarding the industries in which WICOR operates and its opportunities for growth and strategic alternatives. Merrill Lynch representatives also described the recent merger environment for natural gas distribution utilities in particular, and utilities and other companies generally, and their views as to the fairness of Wisconsin Energy's recent offer to WICOR's shareholders from a financial point of view. The board indicated that it was willing to consider a business combination with Wisconsin Energy, but only in a transaction valued at not less than $31.50 per share of WICOR common stock. Following the meeting, the parties continued to exchange information and proposals concerning the structure and financial terms of a possible transaction.

   Management updated the WICOR board on the status of the discussions at its meeting on June 1, 1999. The board considered whether a business combination at a price of less than $31.50 per share of WICOR common stock was appropriate, but decided that a transaction at a lower price was not advisable.

   At Wisconsin Energy's board of directors meeting on June 2, 1999, Mr. Abdoo reported on the status of discussions regarding the proposed transaction with WICOR. He advised that WICOR's current position was a fixed price of $31.50 per share. He also reported that the parties had not yet reached an understanding on a break-up fee, board positions and employment agreements. The Wisconsin Energy board concluded that a fixed price of $31.50 per share of WICOR common stock might be acceptable, provided that the other outstanding issues could be satisfactorily resolved. The board directed management to continue the discussions.

   On June 3, 1999, Wisconsin Energy provided to WICOR a proposed merger agreement. The senior financial staff of both companies met on June 15 and 17 to discuss the due diligence process and WICOR's domestic and international operations. Legal counsel and management for Wisconsin Energy and WICOR also met on several occasions during June to negotiate the terms of the proposed merger agreement.

   A special meeting of the Wisconsin Energy board of directors to consider the proposed transaction was held on June 25, 1999. At the meeting, the terms and conditions of the merger agreement and the proposed transaction were reviewed in detail by Wisconsin Energy management and legal counsel. In addition, both management and Wisconsin Energy's financial advisor described the benefits and rationale for the transaction. Representatives of Chase made a detailed financial presentation to the Wisconsin Energy board and advised the Wisconsin Energy board that, in its opinion, as of that date and based upon and subject to the factors and assumptions it described, the consideration to be paid in the merger was fair to Wisconsin Energy from a financial point of view. Extensive discussion and questions and comments from the Wisconsin Energy board members followed the presentations. After considering the matters described in "--Wisconsin Energy's Reasons for the Merger; Recommendation of the Wisconsin Energy Board," the Wisconsin Energy board of directors concluded that the proposed transaction was in the best interests of Wisconsin Energy and its shareholders and authorized further negotiations with WICOR to attempt to finalize outstanding issues on the proposed merger agreement.

   A special meeting of the WICOR board of directors to consider the proposed transaction was held on June 25, 1999. At the meeting, the terms and conditions of the proposed transaction were reviewed in detail by WICOR management and legal counsel. Legal counsel also reviewed with the directors their fiduciary responsibilities in considering the proposed business combination. In addition, management described the benefits and rationale for the transaction. Representatives of Merrill Lynch made a detailed financial presentation to the WICOR board and orally advised the WICOR board that, in Merrill Lynch's opinion, as of that date and based upon and subject to the factors and assumptions it described, the consideration to be received by the WICOR shareholders in the merger was fair, from a financial point of view, to the holders of WICOR common stock. Merrill Lynch's opinion was subsequently confirmed in writing on June 27, 1999. After extensive discussion and consideration of the matters described in "--WICOR's Reasons for the Merger; Recommendation of the WICOR Board," the WICOR board of directors concluded that the proposed transaction was in the best interests of WICOR and its shareholders and authorized management and its advisors to continue to negotiate with Wisconsin Energy to attempt to finalize outstanding issues with regard to the proposed transaction.

   On the afternoon of June 27, 1999, there was a telephonic meeting of the Wisconsin Energy board. At that meeting, management and legal counsel reported that they had finalized all outstanding issues relating to the merger agreement. The Wisconsin Energy board reviewed the final terms of the proposed transaction and Chase delivered its written opinion to the Wisconsin Energy board to the effect that, as of that date and based upon and subject to the factors and assumptions described therein, the consideration to be paid by Wisconsin Energy in the merger was fair, from a financial point of view, to Wisconsin Energy. The Wisconsin Energy board adopted and approved the merger agreement and the transactions contemplated by the agreement and recommended that the Wisconsin Energy shareholders approve the issuance of shares of Wisconsin Energy common stock pursuant to the agreement. All eight board members that were able to attend this meeting voted in favor of the merger. One director was unable to attend and subsequently concurred with the decision of the other directors.

   On the same afternoon, there was a telephonic meeting of the WICOR board. At that meeting, the WICOR board reviewed the final terms of the proposed transaction and Merrill Lynch delivered its written opinion to the WICOR board to the effect that, as of that date and based upon and subject to the factors and assumptions described therein, the consideration to be received by the WICOR shareholders in the merger was fair, from a financial point of view, to the holders of WICOR common stock. The WICOR board of directors adopted and approved (by the affirmative vote of all seven directors participating in the meeting, with the one director who was unable to participate subsequently concurring) the merger agreement and recommended that the WICOR shareholders approve the merger agreement, including the plan of merger, and the transactions contemplated by the merger agreement.

   We executed the merger agreement on the afternoon of June 27, 1999 and subsequently announced that we had entered into the merger agreement.

   On July 2, 1999, an action was filed by a WICOR shareholder against WICOR, the members of its board of directors and Wisconsin Energy. On September 9, 1999, we entered into a stipulation of settlement with the plaintiff with respect to that action. See "Summary--Recent Developments."

   On September 9, 1999, we amended the merger agreement in order to fulfill certain of our obligations under the stipulation of settlement.

Wisconsin Energy's Reasons for the Merger; Recommendation of the Wisconsin Energy Board

   Expected Benefits. Wisconsin Energy believes the emerging energy marketplace will reward companies that have the size and financial strength to take full advantage of opportunities for efficiency without sacrificing service, safety or reliability and that are able to move quickly to provide new products and services as new needs arise. WICOR is a well run business with approximately 529,000 gas customers in Wisconsin, many of whom are located in Wisconsin Energy's electric utility service territories. WICOR also has very strong non-utility operations, both in Wisconsin and elsewhere, and a corporate commitment to growth, diversification, efficiency and good corporate citizenship compatible with that of Wisconsin Energy. Wisconsin Energy believes that the complementary services and Wisconsin base of the two companies' utilities businesses will help the combined company meet its objectives and will permit cost savings over time without reducing service, safety or reliability. As a result of the merger, shareholders will own a financially stronger company with enhanced earnings and growth potential. We expect the transaction to result in increased earnings per share for Wisconsin Energy beginning in the first full year following the merger, assuming timely realization of the estimated cost savings and avoidances expected to result from the merger and assuming favorable regulatory treatment. Wisconsin Energy believes the merger offers the following significant strategic and financial benefits to each company and to its shareholders, as well as to their employees and customers and the communities in which they do business:

  . Maintenance of Competitive Rates. Wisconsin Energy and WICOR are both low cost providers of the energy services they offer. The combined company will be able to meet the challenges of the increasingly competitive energy utility industry more effectively than either company standing alone. The merger will create opportunities for strategic, financial and operational benefits for customers in the form of gas rates that will be lower over the long term than they would have been on a stand-alone basis, and benefits for shareholders in the form of greater size and financial flexibility.

  . Benefits to Gas Utility Customers. Gas utility customers are expected to realize immediate and ongoing benefits from the transaction. Savings are projected to come from lower costs for purchased gas resulting from enhanced purchasing power and gas portfolio management. Much of these cost savings will be passed through to the customers under the purchased gas adjustment mechanisms of Wisconsin Electric and Wisconsin Gas. Additionally, gas utility operations will be improved by coordinated use of the resources and skill sets of the two companies and adoption of best practices, which will enhance gas system reliability and result in a variety of system benefits. We expect that the gas utility customers of the combined company will continue to enjoy high quality, safe, reliable service, delivered by a seasoned, capable workforce. In addition, we believe that the combination will make more likely an expansion of gas supplies into Wisconsin, including extension of gas service to as yet unserved retail customers sooner than would otherwise be the case. Such an expansion of gas supply has positive implications for economic growth in Wisconsin.

  . Expanded Management Resources; Benefits to Employees. Wisconsin Energy and WICOR will be able to draw on a larger and more diverse pool of experienced management personnel to lead the combined company into the increasingly competitive environment for the delivery of energy and related services. Its increased size should help the combined company attract and retain the most qualified employees, who will benefit from new opportunities in the expanded organization. The companies' employees will benefit by becoming part of an organization that is better equipped to compete and maintain its independence in the rapidly changing energy business. No layoffs are expected to result from the merger. Any workforce reductions resulting from the merger will occur through attrition and all union contracts will be honored.

  . Purchasing Economies. The combination of the two companies should result in improved purchasing power for various items. For example, the combined enterprise will have improved purchasing power with which to negotiate more favorable rates for natural gas and other products and services acquired from outside parties.

  . Increased Size and Enhanced Financial Strength. The increased size of the combined company should provide a capital base and infrastructure capable of fostering more efficient utility operations, non-utility business activities and corporate services. Expansion of the customer base creates opportunities for improving competitive position through more stable rates resulting from operating efficiencies and improved customer service. The combined company will have a significantly increased market capitalization that is expected to result in a stronger financial base and increased financial flexibility and access to additional capital for non-utility operations.

  . Anticipated Cost Savings. While no definitive synergies study has been done, net merger-related cost savings are anticipated to be approximately $35 million annually beginning in the first full year after the merger. Savings are expected from lower costs for fuel, materials and services through enhanced purchasing power, elimination of duplication through attrition, and sharing of resources. We also anticipate that some cost savings will result from logical consolidation of common functions over time. In addition, some savings in areas such as insurance and regulatory costs and legal, audit and consulting fees should be realized. Estimated savings include only those cost savings and avoidance items management reasonably expects to achieve as a result of the merger.

  . Diversification Programs. Wisconsin Energy and WICOR each have significant non-utility subsidiaries, and each is committed to expanding its non-utility operations. The combined entity should be able to manage and pursue both the existing businesses and new opportunities more efficiently and effectively, assuming Wisconsin's current limitations on non-utility assets of holding company systems, as applied to the combined company, are relaxed.

  . Community Benefits. The merger directly benefits Wisconsin and Milwaukee.
    The transaction combines two premier Wisconsin-based companies, both of which have deep roots in the state and in the communities they serve. Both companies have long traditions of making significant contributions to regional economic development and of generously supporting educational, cultural and charitable activities. The merger will ensure that this tradition continues. The headquarters of the post-merger entity and associated jobs will remain in Wisconsin and critical decisions affecting energy policy in Wisconsin will continue to be made in Wisconsin.

   Potential Cost Savings and Avoidances. As discussed above, Wisconsin Energy believes that the merger will result in cost savings and avoidances that will benefit customers and shareholders which would not be available absent the merger. Wisconsin Energy's estimates of the potential cost savings and avoidances from combining the companies' operations are based on amounts estimated by our management, without any definitive synergies analysis. These estimates are net of costs to achieve the potential savings and avoidances, reflect the estimated time required to integrate operations, and do not include savings and avoidances that might be achieved without the merger. Management's estimates of potential savings as a result of the merger are necessarily based upon assumptions that involve judgments with respect to various factors and uncertainties, many of which are beyond our control. Accordingly, Wisconsin Energy cannot assure you that these assumptions will approximate actual experience or that the savings will be realized. Any savings in costs are expected to benefit both shareholders and customers. The treatment of any benefits and cost savings will depend upon the results of regulatory proceedings in connection with the merger, particularly the disposition of Wisconsin Energy's application to the Public Service Commission of Wisconsin for approval of the merger. That application requests authorization to permit Wisconsin Energy to recover the portion of the acquisition premium paid by Wisconsin Energy attributable to WICOR's utility assets, but only through retention of the cost savings and avoidances resulting from the merger. See "--Regulatory Requirements and Approvals."

   Other Factors. During the course of its deliberations relating to the merger agreement and the merger, the Wisconsin Energy board considered the following factors in addition to the expected benefits described above:

  . Wisconsin Energy's Operating and Financial Condition. The Wisconsin
    Energy board's familiarity with, and review of the business, assets, management and prospects of Wisconsin Energy, including its competitive position, its ability to grow without making acquisitions and the risks associated with engaging or not engaging in a transaction like the merger.

  . WICOR's Operating and Financial Condition. The business, operations, financial condition, operating results and prospects of the utility and non-utility businesses of WICOR.

  . Provisions of the Merger Agreement. The terms and conditions of the merger agreement and the course of negotiations resulting in the execution of the merger agreement, including the provisions for the conversion of WICOR common stock into cash and an amount of Wisconsin Energy common stock to be determined, within the limits fixed by the merger agreement, at Wisconsin Energy's option, the termination provisions and the amount and circumstances in which a fee could become payable by WICOR, and other strategic alternatives potentially available to Wisconsin Energy.

  . Timing and Achievability. The anticipated timing required to complete the merger, including the expected timing to obtain required regulatory approvals and management's view as to the likelihood of obtaining the required approvals without conditions that would materially and adversely affect the combined company following the merger.

  . Fixed Exchange Value. The fact that the value at which shares of WICOR common stock will be exchanged for shares of Wisconsin Energy common stock or cash is fixed, and will increase if the merger is not completed by July 1, 2000. Therefore, the value of the shares of Wisconsin Energy common stock held by Wisconsin Energy's shareholders at the time of the merger may increase or decrease, while the value to be received by shareholders of WICOR in the merger is fixed. The exchange ratio at which WICOR shares will be converted into Wisconsin Energy shares in the merger will not be determined until the valuation period just prior to the merger based upon the average market price of Wisconsin Energy common stock at that time.

  . Compatibility and Fit. Wisconsin Energy's and WICOR's strategic fit, overlapping service territories, compatible corporate cultures and visions of the future of the energy industry and related businesses.

  . Non-Utility Diversification. While recognizing that diversification presents potential risks as well as potential rewards that differ from those of its utility operations, Wisconsin Energy believes that further diversification into appropriate non-utility businesses is in the best interests of the company and its shareholders. WICOR's non-utility operations will be a significant component of the total enterprise. Assuming regulatory limits on non-utility assets and operations are not applied to the combined company in a restrictive way, Wisconsin Energy believes these WICOR operations will provide substantial benefits. See "--Regulatory Requirements and Approvals."

  . Fairness Opinion. The opinion, analysis and presentation of Chase given to the Wisconsin Energy board on June 25, 1999, and the written opinion from Chase dated June 27, 1999, to the effect that, as of that date and based upon and subject to factors and assumptions referred to therein, the consideration to be paid in the merger was fair to Wisconsin Energy from a financial point of view.

  . Dilutive Effects. The possible dilution to earnings per share of Wisconsin Energy common stock resulting from the merger, including the effect on earnings per share at fixed values of $25.00 to $32.50 per share of WICOR common stock. Wisconsin Energy did not request that Chase perform a dilution analysis at higher values because senior management of Wisconsin Energy was unwilling to recommend to the board a merger at a price in excess of these levels based on the unacceptable levels of dilution.

  . Accounting and Tax Treatment. The fact that the merger will be accounted for as a purchase transaction and the expectation that the merger will qualify as a tax-free reorganization under the Internal Revenue Code to the extent that shares of WICOR common stock are exchanged for shares of Wisconsin Energy common stock.

   Recommendation. The Wisconsin Energy board has adopted and approved the merger agreement and believes that the merger and the related share issuance are fair to and in the best interests of Wisconsin Energy and its shareholders. The Wisconsin Energy board recommends that the shareholders of Wisconsin Energy vote in favor of the merger agreement, including the related share issuance, at the Wisconsin Energy special meeting.

   In reaching its decision to approve the merger agreement, the Wisconsin Energy board considered the expected benefits and other factors described above taken as a whole. It did not assign specific or relative weights to particular factors, although individual members of the board may have given different weights to different factors.

Opinion of Wisconsin Energy's Financial Advisor

   Wisconsin Energy retained Chase to act as financial advisor in connection with the merger and to render its opinion as to the fairness, from a financial point of view, to Wisconsin Energy of the consideration to be paid in the merger. On June 27, 1999, and again on the date of this joint proxy statement/prospectus, Chase rendered its opinion to the Wisconsin Energy board to the effect that, as of those dates, the consideration valued at $31.50 per WICOR share to be paid in the merger was fair, from a financial point of view, to Wisconsin Energy. Chase's opinion, dated as of the date of this joint proxy statement/prospectus, is attached as Appendix B.

   In conducting its investigation and analysis and in arriving at its opinion, Chase reviewed information and took into account financial and economic factors it deemed relevant under the circumstances. Among other things, Chase:

  . reviewed the merger agreement;

  . reviewed certain publicly available business and financial information that Chase deemed relevant relating to Wisconsin Energy and WICOR and the respective industries in which they operate;

  . reviewed certain internal non-public financial and operating data provided to Chase relating to such businesses, including certain forecast and projection information as to future financial results of such businesses, and solely with respect to the data provided to Chase by the management of Wisconsin Energy, information as to the amount and timing of the cost savings and the related expenses and synergies expected to result from the merger;

  . discussed with members of Wisconsin Energy's and WICOR's senior management, Wisconsin Energy's and WICOR's operations, historical financial statements and future prospects, before and after giving effect to the merger, as well as their views of the business, operational and strategic benefits and other implications of the merger, including, solely with respect to the members of Wisconsin Energy's management, their views of the expected synergies, and such other matters as Chase deemed necessary or appropriate;

  . compared the financial and operating performance of Wisconsin Energy and WICOR with publicly available information concerning other companies Chase deemed comparable and reviewed the relevant historical stock prices and trading volumes of Wisconsin Energy common stock, WICOR common stock and publicly traded securities of the other companies;

  . reviewed the financial terms of recent business combinations and acquisition transactions Chase deemed reasonably comparable to the merger and otherwise relevant to Chase's inquiry; and

  . made other analyses and examinations as Chase deemed necessary or appropriate.

   Chase assumed and relied upon, without assuming any responsibility for verification, the accuracy and completeness of all of the financial and other information provided to, discussed with, or reviewed by or for Chase, or publicly available, for purposes of Chase's opinion. Chase neither made nor obtained any independent evaluations or appraisals of the assets or liabilities of Wisconsin Energy or WICOR and did not conduct a physical inspection of the properties and facilities of Wisconsin Energy or WICOR. Chase assumed that the financial forecast and projection information and the expected synergies provided to or discussed with Chase by or on behalf of Wisconsin Energy and WICOR were reasonably determined on bases reflecting the best currently available estimates and judgments of the managements of Wisconsin Energy and WICOR as to the future financial performance of Wisconsin Energy and WICOR, as the case may be, and the expected synergies. Chase further assumed that, in all material respects, such forecasts, projections and expected synergies will be realized in the amounts and times indicated. Chase expressed no view as to the forecast or projection information or the expected synergies or the assumptions on which they were based.

   For purposes of rendering its opinion, Chase assumed, in all respects material to its analysis:

  . that the representations and warranties of each party contained in the merger agreement were true and correct;

  . that each party would perform all of the covenants and agreements required to be performed by it under the merger agreement; and

  . that all conditions to the consummation of the merger would be satisfied without waiver.

   Chase also assumed:

  . that all material governmental, regulatory or other consents and approvals would be obtained; and

  . that in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which either of Wisconsin Energy or WICOR are a party, as contemplated by the merger agreement, no restrictions would be imposed or amendments, modifications or waivers made that would have any materially adverse effect on the contemplated benefits to Wisconsin Energy of the merger.

   Chase's opinion necessarily was based on market, economic and other conditions as they existed and could be evaluated on the dates of its opinion. Chase's opinion was limited to the fairness, from a financial point of view, to Wisconsin Energy of the consideration to be paid in the merger. Chase expressed no opinion as to the merits of the underlying decision by Wisconsin Energy to engage in the merger.

   The following is a summary of certain analyses performed by Chase in connection with rendering its opinion.

   Historical Common Stock Performance. Chase's analysis of WICOR's and Wisconsin Energy's common stock performance consisted of a historical analysis of closing prices over the period of June 21, 1998, to June 21, 1999. During that period, based on closing prices on the New York Stock Exchange, WICOR common stock achieved a high of $26.00 and a low of $18.75 and Wisconsin Energy common stock achieved a high of $34.00 and a low of $25.06.

   Relative Stock Price Performance. Chase performed a historical analysis of closing prices from June 25, 1996 to June 21, 1999 of WICOR common stock, Wisconsin Energy common stock, the S&P Natural Gas Index and the S&P 500.

   The following table presents the change in performance from the beginning to the end of the period for these groups.

                                                      Percentage Change from
                                                  June 25, 1996 to June 21, 1999
                                                  ------------------------------
      WICOR common stock.........................              +36%
      Wisconsin Energy common stock..............              - 1%
      S&P Natural Gas Index......................             + 81%
      S&P 500....................................             +102%

   Comparative Company Analysis. Chase reviewed certain publicly available financial information as of the most recently reported period and stock market information as of June 21, 1999, for WICOR and selected publicly traded companies. Chase reviewed financial information including the equity value per share to book value per share, latest twelve months ("LTM") earnings per share multiples and 1999 estimated earnings per share multiples, and market capitalization to LTM earnings before interest, taxes, depreciation and amortization ("EBITDA") multiples.

   The financial information was based on a compilation of earnings projections by I/B/E/S mean earnings estimates for the period ending December 31, 1999. Chase reviewed these WICOR comparable company multiples and other factors it deemed appropriate to determine the value of the shares of WICOR. The tables below summarize these determinations and the relevant statistics for WICOR as of June 21, 1999.

                           WICOR Comparable Companies

                                          Pump Manufacturing Companies
Local Distribution Companies


                                          Franklin Electric Co., Inc.
New Jersey Resources Corp.                Idex Corp.
Indiana Energy, Inc.                      Pentair Inc.
Southern Union, Co.                       Flowserve Corp.
Atmos Energy Corp.                        Gorman-Rupp Co.
UGI Corp.                                 Graco Inc.
Eastern Enterprises
Northwest Natural Gas Co.
Laclede Gas Co.

Local Distribution Companies

                                                     Multiples from WICOR
                                                     Comparable Companies WICOR
                                                     -------------------- -----
Equity value per share to Book Value per share......       1.5x-2.1x       2.2x
Market capitalization to LTM EBITDA.................       6.4x-9.3x       7.9x
Equity value per share to LTM earnings per share....     15.9x-25.1x      18.8x
Equity value per share to 1999 forecasted earnings
 per share..........................................     14.2x-17.3x      15.6x

Pump Manufacturing Companies

                                                     Multiples from WICOR
                                                     Comparable Companies WICOR
                                                     -------------------- -----
Equity value per share to Book Value per share......       1.7x-4.0x       2.2x
Market capitalization to LTM EBITDA.................       5.6x-8.4x       7.9x
Equity value per share to LTM earnings per share....     11.9x-17.6x      18.8x
Equity value per share to 1999 forecasted earnings
 per share..........................................     11.4x-15.9x      15.6x

   The equity values per share were calculated by multiplying these ranges by book value per share, LTM EPS and 1999 forecasted EPS. Market capitalization was calculated by multiplying LTM EBITDA. Based on this analysis and other factors Chase deemed appropriate, Chase calculated the per share equity values for WICOR from $22.00 to $27.00 (rounded to the nearest $0.10).

   In addition, Chase reviewed certain publicly available financial information as of the most recently reported period and stock market information as of June 21, 1999 for Wisconsin Energy and selected publicly traded companies. Chase reviewed financial information including the equity value per share to book value per share, LTM earnings per share multiples and 1999 estimated earnings per share multiples, and market capitalization to LTM EBITDA multiples. The financial information was based on a compilation of earnings projections by I/B/E/S mean earnings estimates for the period ending December 31, 1999. Chase reviewed these Wisconsin Energy comparable company multiples and other factors it deemed appropriate to determine the value of the shares of Wisconsin Energy. The tables below summarize these determinations and the relevant statistics for Wisconsin Energy as of June 21, 1999.

           Wisconsin Energy Comparable Companies (Electric Utilities)

LG&E Energy Corp.
DPL Inc.
Ameren Corp.
New Century Energies, Inc.
DTE Energy Co.
Northern States Power Co.
WPS Resources Corp.
Alliant Energy Corp.

                                Multiples from Wisconsin Energy
                                     Comparable Companies       Wisconsin Energy
                                ------------------------------- ----------------
Equity value per share to Book
 Value per share..............              1.4x-2.3x                 1.7x
Market capitalization to LTM
 EBITDA.......................              6.2x-8.2x                 8.0x
Equity value per share to LTM
 earnings per share...........            12.8x-16.3x                16.7x
Equity value per share to 1999
 forecasted earnings per
 share........................            11.9x-15.0x                13.9x

   The equity values per share were calculated by multiplying these ranges by book value per share, LTM EPS and 1999 forecasted EPS. Market capitalization was calculated by multiplying LTM EBITDA. Based on this analysis, Chase calculated the per share equity values for Wisconsin Energy from $24.00 to $31.50 (rounded to the nearest $0.10).

   Precedent Transaction Analysis. Chase analyzed publicly available information for 26 transactions involving acquisitions of businesses and/or assets in the utilities industry that had been completed or were pending since January 3, 1994. Chase used these 26 transactions in its valuation analysis of WICOR. The precedent transactions were chosen based on a review of acquired companies and/or assets that had general business, operating and financial characteristics representative of companies in the industry in which WICOR operates.

                          WICOR Precedent Transactions

Local Distribution Companies

  . Northeast Utilities/Yankee Energy System, Inc.

  . Indiana Energy, Inc./SIGCORP Inc.

  . NiSource Inc./Columbia Energy Group

  . Southern Union Co./Pennsylvania Enterprises Inc.

  . Energy East Corp./Connecticut Energy Corp.

  . Dominion Resources Corp./Consolidated Natural Gas Co.

  . Scana Corp./Public Service Company of North Carolina Inc.

  . Oneok Inc./Southwest Gas Corp.

  . Carolina Power & Light Co./North Carolina Natural Gas Corp.

  . Eastern Enterprises/Colonial Gas Co.

  . NIPSCO Industries, Inc./Bay State Gas Co.

  . PP&L Resources Inc. /Pennsylvania Fuel Gas

  . Brooklyn Union Gas Co./Long Island Lighting Co.

  . Enova/Pacific Enterprises Inc.

  . Atmos Energy Corp./United Cities Gas

  . Puget Sound Energy Inc./Washington Energy

Pump Manufacturing Companies


  . Pentair Inc./Essef Corp.

  . Textron Atlantic/David Brown

  . United Dominion Industries Ltd./Core Industries Inc.

  . Tyco International Ltd./Keystone International Inc.

  . Durco International Inc./BW/IP

  . ITT Industries Inc./Goulds Pumps Inc.

  . Daniel Industries Inc./Bettis Corp.

  . Precision Castparts Corp./NEWFLO

  . FMC Corp./Moorco International Corp.

  . Crane Co./Mark Controls Corp.

   Chase reviewed financial information including LTM book value multiples, LTM EBITDA multiples and LTM net income multiples for the WICOR precedent transactions. Chase reviewed these WICOR precedent transactions to value shares of WICOR. Chase also determined that it would be appropriate to use WICOR's 1998 EBITDA, 1998 net income and 1998 book value to value shares of WICOR. The table below summarizes these analyses.

Local Distribution Companies

                                                                Multiples
                                                                from WICOR
                                                          Precedent Transactions
                                                          ----------------------
      LTM EBITDA.........................................       9.0x-11.3x
      LTM Net Income.....................................      20.5x-22.0x
      LTM Book Value.....................................       2.0x- 3.0x

Pump Manufacturing Companies

                                                                Multiples
                                                                from WICOR
                                                          Precedent Transactions
                                                          ----------------------
      LTM EBITDA.........................................       9.0x-11.0x
      LTM Net Income.....................................      15.0x-20.0x
      LTM Book Value.....................................       2.5x- 3.5x

   Chase applied these multiples from the WICOR precedent transactions to WICOR's corresponding financial and market statistics for 1998. Based on this analysis, Chase calculated per share equity values for WICOR from $26.00 to $36.00 (rounded to the nearest $0.10).

   In addition, Chase analyzed publicly available information for 17 transactions involving acquisitions of businesses and/or assets in the utilities industry that had been completed or were pending since August 14, 1995. Chase used these 17 transactions in its valuation analysis of Wisconsin Energy. The precedent transactions were chosen based on a review of acquired companies and/or assets that had general business, operating and financial characteristics representative of companies in the industry in which Wisconsin Energy operates.

                    Wisconsin Energy Precedent Transactions

   . Energy East Corp./CMP Group Inc.

   . Northern States Power Co./New Century Energies, Inc.

   . New England Electric System/Eastern Utilities Associates

   . National Grid/New England Electric System

   . Scottish Power plc/PacifiCorp

   . BEC Energy/Commonwealth Energy System

   . The AES Corp./CILCORP Inc.

   . CalEnergy/MidAmerican Energy Holdings Co.

   . Consolidated Edison Inc./Orange and Rockland Utilities

   . Sierra Pacific Resources Corp./Nevada Power Co.

   . American Electric Power Co./Central & SouthWest Corp.

   . Ohio Edison/Centerior Energy Corp.

   . Delmarva Power & Light Co./Atlantic Energy

   . Western Resources Inc./Kansas City Power & Light Co.

   . WPL Holdings, Inc./IES Industries Inc./Interstate Power Company

   . Public Service Company of Colorado/Southwest Public Service Co.

   . Union Electric Co./CIPSCO Inc.

   Chase reviewed financial information including LTM book value, LTM EBITDA and LTM net income for the Wisconsin Energy precedent transactions. Chase reviewed these Wisconsin Energy precedent transactions to value shares of Wisconsin Energy. The table below summarizes this analysis.

                                                              Multiples from
                                                             Wisconsin Energy
                                                          Precedent Transactions
                                                          ----------------------
      LTM Book Value.....................................       0.8x- 2.5x
      LTM EBITDA.........................................       5.4x-10.4x
      LTM Net Income.....................................       9.9x-26.8x

   Chase applied these multiples from the Wisconsin Energy precedent transactions to Wisconsin Energy's corresponding and financial and market statistics. Based on this analysis, Chase calculated per share equity values for Wisconsin Energy from $26.50 to $36.00 (rounded to the nearest $0.10).

   Chase noted that none of the precedent transactions reviewed was identical to the merger and that, accordingly, the analysis of the precedent transactions necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics of the target companies and/or assets and other factors (including the general market conditions prevailing in the equity capital markets at the time of the transaction) that would affect the acquisition values of the precedent transactions.

   Discounted Cash Flow Analysis. Chase performed a discounted cash flow analysis of WICOR and Wisconsin Energy, each on a stand-alone basis, using projections provided by the respective companies' management. Wisconsin Energy provided projections through 2004. WICOR provided projections through 2003 and Chase extrapolated for 2004 based on these management projections. In connection with this analysis, Chase assumed a range of terminal EBITDA multiples of 9.0x to 11.0x and discount rates of 6% to 8% for the local distribution companies and terminal EBITDA multiples to 8.0x to 9.0x and discount rates of 10% to 12% for pump manufacturing companies to value WICOR. In addition, Chase assumed a range of terminal EBITDA multiples of 7.0x to 8.0x and discount rates of 6.0% to 7.0% to value Wisconsin Energy. Based on this analysis, Chase calculated the per share equity value for WICOR from $35.00 to $45.50 for the management case and $37.00 to $48.00 for the management case with synergies, and from $29.00 to $37.50 for Wisconsin Energy (rounded to the nearest $0.10). The discounted cash flow analysis resulted in assumed values for WICOR significantly in excess of the other methodologies Chase employed. The discounted cash flow analysis involves complex considerations and judgments regarding appropriate discount rates and multiples and is dependent on the accuracy of projections and estimated synergies. In performing its discounted cash flow analysis, Chase was not asked nor did it prepare a dilution analysis reflecting the consequences of completing the merger at the price ranges established by the discounted cash flow analysis. As a result, Chase's analysis does not reflect the potential dilution that would result from completing the merger at a price above $31.50. See "--Wisconsin Energy's Reasons for the Merger; Recommendation of the Wisconsin Energy Board--Other Factors--Dilutive Effects" on pages 31-32.

   Pro Forma Contribution Analysis. Based on assumed synergies of $25 million in 2000 and $35 million in 2001 and beyond as provided by Wisconsin Energy management, the transaction valued at $31.50 per WICOR share would be dilutive to Wisconsin Energy earnings by $0.09 (or 4.2%) per share in 2000 and would cease to be dilutive and would begin to be accretive to Wisconsin Energy in 2001.

   The foregoing summary does not purport to be a complete description of the analyses performed by Chase. The preparation of a fairness opinion is a complex process and is not susceptible to partial analyses or summary description. Chase believes that its analyses must be considered as a whole, and that selecting portions of such analyses without considering all analyses and factors would create an incomplete view of the processes underlying its opinion. Chase did not attempt to assign specific weights to particular analyses. Analyses based upon forecasts of future results are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by the analyses. They do not necessarily reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. None of the comparative companies is identical to Wisconsin Energy or WICOR, and none of the precedent transactions is identical to the proposed merger. Accordingly, an analysis of the comparative companies and precedent transactions is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors. Based upon and subject to the foregoing, Chase was of the opinion, as of June 27, 1999, and the date of this joint proxy statement/prospectus, that the consideration valued at $31.50 per WICOR share to be paid in the merger was fair, from a financial point of view, to Wisconsin Energy.

   Pursuant to an engagement letter dated March 14, 1999, between Wisconsin Energy and Chase, Wisconsin Energy agreed to pay Chase a signing fee of $437,500 which has already been paid and an approval fee of $437,500 which is due when the merger is approved by the WICOR shareholders. Wisconsin Energy also agreed to pay to Chase a transaction fee of at least $2,625,000, but up to $3,625,000 in Wisconsin Energy's discretion, upon completion of the merger. Wisconsin Energy has also agreed to reimburse Chase's reasonable expenses, but not more than $100,000. These fees are payable regardless of the conclusions reached by Chase in its fairness opinion.

   Wisconsin Energy has also agreed to indemnify Chase, its affiliates and their respective directors, officers, employees and agents and controlling persons against certain liabilities relating to or arising out of its engagement, including liabilities under the federal securities laws. In the past, The Chase Manhattan Corporation and its affiliates, including Chase, have provided commercial and investment banking services to Wisconsin Energy and WICOR, for which they have received customary compensation. Chase, as part of its investment banking business, is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. Wisconsin Energy retained Chase because of Chase's experience and expertise in the valuation of businesses and their securities in connection with mergers and acquisitions. In the ordinary course of business, Chase and its affiliates may from time to time trade securities of Wisconsin Energy and WICOR for its own account and for accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

WICOR's Reasons for the Merger; Recommendation of the WICOR Board

   The WICOR board has approved and adopted the merger agreement, determined that the merger is fair to, and in the best interests of, WICOR and its shareholders, and recommends that holders of shares of WICOR common stock vote FOR approval and adoption of the merger agreement.

   Benefits of the Merger. The WICOR board of directors believes that the merger will join two companies with complementary operations as well as a common vision of the future of the retail and wholesale energy markets in the upper midwestern region of the United States. As a result of utility deregulation and the increasing competitive pressures faced by electric and natural gas utility companies, the WICOR board of directors believes that in order to succeed in such a market, WICOR must be an efficient, low cost supplier of energy and energy-related services with a diverse customer base.

   The merger is expected to allow WICOR to achieve these goals and to provide substantial financial and strategic benefits to the shareholders of WICOR, as well as to its employees, the customers which it serves and the communities in which it operates. The WICOR board of directors believes that such benefits include:

  . Financial Benefits. The $31.50 per WICOR share value of the merger consideration is a fair price that provides a substantial market premium to WICOR's shareholders.

  . Strategic Position. The combination of the companies' complementary expertise and infrastructure, including WICOR's competitive natural gas distribution franchise in Wisconsin and Wisconsin Energy's electric and natural gas businesses in Wisconsin and the Upper Peninsula of Michigan, will provide the combined company with the size and scope to be an effective participant in the emerging and increasingly competitive electric and natural gas utility markets. In particular, the combined company will be able to offer the "one-stop shopping" for electric and natural gas services that customers, particularly industrial and commercial customers, are increasingly demanding.

  . Cost Competitive. Both WICOR and Wisconsin Energy are among the most efficient providers of their respective services in the upper Midwest. The merger will enable the combined company to create efficiencies through which it will be able to provide even more cost-effective services to customers.

  . New Products and Services. The combined company will use its distribution channels to market a portfolio of energy-related services throughout Wisconsin and the Upper Peninsula of Michigan. The merger will create a company with the ability to develop and market competitive new products and services and to provide integrated energy solutions for its customers.

  . Increased Financial Strength and Customer Base. The combined company will be financially stronger and will have a broader customer base than WICOR or Wisconsin Energy as independent entities. Based on the 1998 results for WICOR and Wisconsin Energy, the total annual revenues for the combined company will be approximately $3.0 billion. In addition, the combined company will serve approximately 1,013,000 electric customers in Wisconsin and the Upper Peninsula of Michigan and approximately 923,000 natural gas customers in Wisconsin. The increased financial strength will provide WICOR's manufacturing operations additional resources and enhance their strategic position in the consolidating water and fluid pumping and processing industries.

   WICOR Factors Considered. During the course of its deliberations relating to the merger agreement and the merger, the WICOR board considered the following factors in addition to the expected benefits described above:

  . WICOR's Operating and Financial Condition. The WICOR board's familiarity with, and review of, the business, assets, management and prospects of WICOR, including its competitive position, its ability to grow its energy business without making acquisitions, its ability to expand its manufacturing business and the risks associated with engaging or not engaging in a transaction like the merger.

  . Wisconsin Energy's Operating and Financial Condition. The business, operations, financial condition, operating results and prospects of the utility and non-utility businesses of Wisconsin Energy.

  . Provisions of the Merger Agreement. The terms and conditions of the merger agreement, including the price, the closing conditions and the termination provisions and the amount and circumstances in which a termination fee could become payable by WICOR, and other strategic alternatives potentially available to WICOR.

  . Fixed Exchange Value. The fact that the value at which shares of WICOR common stock will be exchanged for shares of Wisconsin Energy common stock or cash is fixed, and will increase if the merger is not completed by July 1, 2000. Therefore, the value to be received by shareholders of WICOR in the merger will not be affected by fluctuations in the market price of Wisconsin Energy common stock between the date of the merger agreement and the determination of the exchange ratio shortly before the closing of the merger.

  . Compatibility and Fit. Wisconsin Energy's and WICOR's strategic fit, overlapping service territories, compatible corporate cultures and visions of the future of the energy industry and related businesses.

  . Other Constituencies. The expected effect of the merger on the employees of WICOR, on WICOR's customers and on the communities in which WICOR operates.

  . Fairness Opinion. The analysis and presentation of Merrill Lynch given to the WICOR board on June 25, 1999, and the written opinion of Merrill Lynch dated June 27, 1999, to the effect that, as of such date, and based upon the assumptions made, matters considered and limits of review set forth in such opinion the proposed consideration to be received by the holders of WICOR common stock in the merger was fair from a financial point of view to the holders of WICOR common stock.

  . Timing and Achievability. The anticipated timing required to complete the merger, including the expected timing to obtain required regulatory approvals and management's view as to the likelihood of obtaining the required approvals.

  . Tax Treatment. The expectation that the merger will qualify as a tax-free reorganization under the Internal Revenue Code to the extent that shares of WICOR common stock are exchanged for shares of Wisconsin Energy common stock.

   The WICOR board recommends that the holders of WICOR common stock vote "For" approval and adoption of the merger agreement.

   In reaching its decision to approve the merger agreement, the WICOR board considered the expected benefits and other factors described above taken as a whole. It did not assign specific or relative weights to particular factors, although individual members of the board may have given different weights to different factors.

Opinion of WICOR's Financial Advisor

   On June 27, 1999, Merrill Lynch, Pierce, Fenner & Smith Incorporated delivered its opinion to the WICOR board of directors to the effect that, as of such date, and based upon the assumptions made, matters considered and limits of review set forth in such opinion, the proposed consideration to be received by the holders of WICOR common stock in the merger was fair from a financial point of view to the holders of WICOR common stock. Merrill Lynch has delivered to the WICOR board of directors an update of its opinion, which is dated as of the date of this joint proxy statement/prospectus, which confirms Merrill Lynch's opinion as of that date and which is attached as Appendix C.

   The Merrill Lynch opinion included as Appendix C to this document sets forth the assumptions made, matters considered and certain limitations on the scope of review undertaken by Merrill Lynch. Each holder of WICOR common stock is urged to read this opinion in its entirety. The Merrill Lynch opinions were intended for the use and benefit of the WICOR board of directors, were directed only to the fairness of the merger consideration from a financial point of view to the holders of WICOR common stock, did not address the merits of the underlying decision by WICOR to engage in the merger and do not constitute a recommendation to any shareholder as to how that shareholder should vote on the proposed merger or any related matter. The merger consideration was determined on the basis of negotiations between WICOR and Wisconsin Energy and was approved by the WICOR board. This summary of the Merrill Lynch opinion, dated as of the date of this joint proxy statement/prospectus, is qualified in its entirety by reference to the full text of the opinion included as Appendix C.

   In arriving at its opinions, Merrill Lynch, among other things:

  1. Reviewed certain publicly available business and financial information relating to WICOR and Wisconsin Energy that Merrill Lynch deemed to be relevant;

  2. Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of WICOR and Wisconsin Energy, furnished to Merrill Lynch by WICOR and Wisconsin Energy;

  3. Conducted discussions with members of senior management and representatives of WICOR and Wisconsin Energy concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the merger;

  4. Reviewed the market prices and valuation multiples for the WICOR common stock and the Wisconsin Energy common stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

  5. Reviewed the results of operations of WICOR and Wisconsin Energy and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

  6. Compared the proposed financial terms of the merger with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

  7. Participated in certain discussions and negotiations among representatives of WICOR and Wisconsin Energy and their financial and legal advisors;

  8. Reviewed the potential pro forma impact of the merger;

  9. Reviewed the merger agreement; and

  10. Reviewed such other financial studies and analyses and took into account other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

   In preparing its opinions, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch, or publicly available. Merrill Lynch did not assume any responsibility for independently verifying that information or for undertaking an independent evaluation or appraisal of any of the assets or liabilities of WICOR or Wisconsin Energy and was not furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of WICOR or Wisconsin Energy. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by WICOR or Wisconsin Energy, Merrill Lynch assumed that they were reasonably prepared and reflected the best currently available estimates and judgment of WICOR's or Wisconsin Energy's management as to the expected future financial performance of WICOR or Wisconsin Energy, as the case may be. Merrill Lynch further assumed that if any Wisconsin Energy common stock were to be issued pursuant to the merger, the merger would qualify as tax-free reorganization for U.S. federal income tax purposes.

   Merrill Lynch's opinions were necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch as of, the dates of the opinions. Merrill Lynch assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendments or modifications, would be imposed that would have a material adverse effect on the contemplated benefits of the merger.

   In connection with the preparation of the Merrill Lynch opinions, Merrill Lynch was not authorized by WICOR or the WICOR board of directors to solicit, nor did Merrill Lynch solicit, third-party indications of interest for the acquisition of all or any part of WICOR.

   The following is a summary of the material portions of the financial and comparative analyses performed by Merrill Lynch which were presented to WICOR's board of directors in connection with the opinion delivered to WICOR's board of directors, dated June 27, 1999.

WICOR Analysis:

   Discounted Cash Flow Analysis. Merrill Lynch performed separate discounted cash flow, or "DCF", analyses for WICOR's energy group and WICOR's manufacturing group, using projections provided by the WICOR management.

   The discounted cash flow for the energy group was calculated assuming discount rates ranging from 7.25% to 8.25% and was comprised of the sum of the present values of:

  1. the projected cash flows for the years 2000 through 2003; and

  2. the 2003 terminal value based upon a range of multiples of (A) from 15.0x to 17.0x estimated 2003 net income; and (B) from 1.50x to 2.00x estimated 2003 book value.

   The discounted cash flow for the manufacturing group was calculated assuming discount rates ranging from 9.75% to 10.75% and was comprised of the sum of the present values of:

  1. the projected cash flows for the years 2000 through 2003; and

  2. the 2003 terminal value based upon a range of multiples of from 11.5x to 15.5x estimated 2003 net income.

   These analyses resulted in the following ranges of implied equity value per share of WICOR common stock (as compared to the merger consideration of $31.50 per WICOR common share):

                      WICOR Implied Equity Value Per Share

             DCF Method                  Low    High
             ----------                 ------ ------
             2003 net income........... $26.22 $32.49
             2003 book value........... $24.25 $32.14

   For purposes of each discounted cash flow analysis, however, the manufacturing group was valued using a 2003 terminal value based upon estimated 2003 net income.

   Comparable Acquisitions Analysis. In order to value WICOR's energy group, Merrill Lynch reviewed certain publicly available information regarding nine selected business combinations in the natural gas distribution industry since November 1997 (collectively, the "Comparable Natural Gas Distribution Company Transactions") that Merrill Lynch deemed to be relevant in evaluating the merger. The Comparable Natural Gas Distribution Company Transactions and the dates these transactions were announced are as follows:

  . Yankee Energy System, Inc. and Northeast Utilities (June 1999);

  . Columbia Energy Group and NiSource Inc. (June 1999);

  . Connecticut Energy Corporation and Energy East Corporation (April 1999);

  . Public Service Company of North Carolina, Incorporated and Scana Corp.
    (February 1999);

  . Southwest Gas Corporation and Oneok, Inc. (December, 1998);

  . North Carolina Natural Gas Corporation and Carolina Power & Light Company
    (November 1998);

  . Colonial Gas Company and Eastern Enterprises (October 1998);

  . Essex County Gas Company and Eastern Enterprises (December 1997); and

  . Bay State Gas Company and Nipsco Industries, Inc. (December 1997).

   With respect to the Comparable Natural Gas Distribution Company Transactions, Merrill Lynch compared the "offer value" of each such transaction:

  1. as a multiple of the next four quarters' estimated earnings per share of the acquired company at the date of announcement ("Forward EPS"); and

  2. as a multiple of the book value of the acquired company.

   The "offer value" is generally defined as the per share offer price for the acquired company multiplied by the sum of the number of acquired company shares outstanding and the number of acquired company options outstanding (net of option proceeds).

   The results of these analyses were as follows:

            Comparable Natural Gas Distribution Company Transactions

                                                         Low  High  Mean  Median
                                                        ----- ----- ----- ------
      Multiples of offer value to:
        Forward EPS.................................... 18.5x 24.5x 21.1x 20.2x
        Book value..................................... 1.90x 3.08x 2.54x 2.66x

   In order to value WICOR's manufacturing group, Merrill Lynch reviewed certain publicly available information regarding eleven selected business combinations in the pump industry announced since April 1994 (collectively, the "Comparable Manufacturing Company Transactions") that Merrill Lynch deemed relevant in evaluating the merger. The Comparable Manufacturing Company Transactions and the dates these transactions were announced are as follows:

  . Essef Corp. and Pentair Inc. (April 1999);

  . David Brown Group plc and Textron Inc. (September 1998);

  . Union Pump Co. and David Brown Group plc (November 1997);

  . Keystone International, Inc. and Tyco International, Inc. (May 1997);

  . BW/IP, Inc. and Durco International, Inc. (May 1997);

  . Goulds Pumps, Incorporated and ITT Industries, Inc. (April 1997);

  . Bettis Corporation and Daniel Industries, Inc. (September 1996);

  . Newflo Corporation and Precision Castparts Corp. (July 1996);

  . Triconex Corp. and Siebe plc (November 1994);

  . EnviroTech Pumpsystems Group and Weir Group PLC (September 1994); and

  . Mark Controls Corporation and Crane Co. (April 1994).

   With respect to the Comparable Manufacturing Company Transactions, Merrill Lynch compared the "transaction value" of each such transaction:

  1. as a multiple of the latest twelve months' earnings before interest, taxes, depreciation and amortization ("LTM EBITDA") of the acquired company, and

  2. as a multiple of the latest twelve months' earnings before interest and taxes ("LTM EBIT") of the acquired company.

   The "transaction value" is defined as the sum of the offer value, the preferred equity at liquidation value, the short term debt, the long term debt and any minority interests less cash, marketable securities and exercisable options proceeds.

   The results of these analyses were as follows:

                 Comparable Manufacturing Company Transactions

                                                         Low  High  Mean  Median
                                                         ---- ----- ----- ------
      Multiples of transaction value to:
        LTM EBITDA...................................... 7.3x 13.0x  9.8x 10.2x
        LTM EBIT........................................ 9.9x 18.0x 13.4x 14.0x

   Using these analyses, Merrill Lynch derived the following ranges of per share value of WICOR common stock (based on approximately 37.7 million shares of WICOR common stock outstanding and assuming net debt of $71 million as of December 31, 1998):

                                                                    Low    High
                                                                   ------ ------
      Energy group................................................ $15.29 $17.15
      Manufacturing group......................................... $10.61 $13.18
                                                                   ------ ------
          Total................................................... $25.90 $30.33
                                                                   ====== ======

   This compares to the consideration in the merger of $31.50 per share of WICOR common stock.

   Comparable Public Company Analysis. Using publicly available information, Merrill Lynch compared selected historical stock, financial and operating data and ratios for WICOR's energy group and WICOR's manufacturing group with corresponding data and ratios of similar publicly traded companies. These companies were selected by Merrill Lynch based upon Merrill Lynch's views as to the comparability of the financial and operating characteristics of these companies to the energy group and the manufacturing group, respectively.

   The companies included in the energy group comparable company analysis were:

  . Atmos Energy Corporation,

  . Eastern Enterprises,

  . Indiana Energy Inc.,

  . New Jersey Resources Corporation, and

  . Northwest Natural Gas Company.

   The companies included in the manufacturing group comparable company analysis were:

  . Franklin Electric Co., Inc.,

  . The Gorman-Rupp Company,

  . Idex Corporation, and

  . Pentair, Inc.

   Merrill Lynch derived an estimated valuation range for the energy group by comparing market value as a multiple of estimated 1999 earnings per share, estimated 2000 earnings per share and book value. The earnings estimates were obtained from First Call, a data service that monitors and publishes a compilation of earnings estimates produced by selected research analysts on companies of interest to investors, as of June 23, 1999. The results of these analyses were as follows:

                          Comparable Energy Companies

                                                          Low  High  Mean  WICOR
                                                         ----- ----- ----- -----
      Market value as a multiple of:
        Estimated 1999 EPS.............................. 14.0x 17.2x 15.8x 16.7x
        Estimated 2000 EPS.............................. 13.0x 15.4x 13.8x 15.2x
        Book value...................................... 1.49x 2.12x 1.82x 2.30x

   Merrill Lynch derived an estimated valuation range for the manufacturing group by comparing market value as a multiple of estimated 1999 earnings per share, estimated 2000 earnings per share, earnings before interest and taxes for the last twelve months and earnings before interest, taxes, depreciation and amortization for the last twelve months. The earnings estimates were obtained from First Call as of June 23, 1999. The results of these analyses were as follows:

                       Comparable Manufacturing Companies

                                                          Low  High  Mean  WICOR
                                                         ----- ----- ----- -----
      Market value as a multiple of:
        Estimated 1999 EPS.............................. 11.4x 16.2x 14.3x 16.7x
        Estimated 2000 EPS.............................. 10.6x 14.1x 12.4x 15.2x
        LTM EBIT........................................  7.5x 11.4x  9.7x 12.8x
        LTM EBITDA......................................  5.5x  8.5x  7.5x  9.3x

   Using these analyses, Merrill Lynch derived the following ranges of per share values of the WICOR common stock (based on approximately 37.7 million shares of WICOR common stock outstanding and assuming net debt of $71 million as of December 31, 1998):

                                                                    Low    High
                                                                   ------ ------
      Energy group................................................ $11.06 $13.36
      Manufacturing group......................................... $ 8.23 $11.41
                                                                   ------ ------
          Total................................................... $19.29 $24.77
                                                                   ====== ======

   This compares to the consideration in the merger of $31.50 per share of WICOR common stock.

Wisconsin Energy Analysis:

   Discounted Cash Flow Analysis. Merrill Lynch performed a discounted cash flow analysis for Wisconsin Energy, using projections provided by the Wisconsin Energy management.

   The discounted cash flow for Wisconsin Energy was calculated assuming discount rates ranging from 6.5% to 7.5% and was comprised of the sum of the present values of:

  1. the projected cash flows for the years 2000 through 2003; and

  2. the 2003 terminal value based upon a range of multiples of (A) from 13.0x to 14.0x estimated 2003 net income; and (B) from 1.40x to 1.80x estimated 2003 book value.

   This analysis resulted in the following ranges of implied equity value per share of Wisconsin Energy common stock:

                Wisconsin Energy Implied Equity Value Per Share

      DCF Method                                                    Low    High
      ----------                                                   ------ ------
      2003 net income............................................. $26.11 $29.99
      2003 book value............................................. $23.70 $32.23

   This compares to the per share price of Wisconsin Energy common stock on June 24, 1999 of $27.19.

   Comparable Public Company Analysis. Using publicly available information, Merrill Lynch compared selected historical stock, financial and operating data and ratios for Wisconsin Energy with corresponding data and ratios of similar publicly traded companies. These companies were selected by Merrill Lynch based upon Merrill Lynch's views as to the comparability of the financial and operating characteristics of these companies to Wisconsin Energy.

   The companies included in the Wisconsin Energy comparable company analysis were:

  . Ameren Corporation,

  . Alliant Energy Corporation

  . Madison Gas & Electric Co.,

  . Northern States Power Co., and

  . WPS Resources Corporation.

   Merrill Lynch derived an estimated valuation range for Wisconsin Energy by comparing market value as a multiple of estimated 1999 earnings per share, estimated 2000 earnings per share and book value. The earnings estimates were obtained from First Call as of June 23, 1999. The results of these analyses were as follows:

                     Comparable Wisconsin Energy Companies

                                               Low  High  Mean  Wisconsin Energy
                                              ----- ----- ----- ----------------
      Market value as a multiple of:
        Estimated 1999 EPS................... 12.8x 13.6x 13.3x      13.9x
        Estimated 2000 EPS................... 12.0x 13.0x 12.7x      12.8x
        Book value........................... 1.37x 1.79x 1.62x      1.64x

   This analysis resulted in a range of implied equity value per share of Wisconsin Energy common stock from $25.07 to $28.72. This compares to the per share price of Wisconsin Energy common stock on June 24, 1999 of $27.19.

   Pro Forma Combination Analysis. Merrill Lynch also analyzed certain pro forma effects resulting from the merger. Using the projected earnings for the years 2000 through 2002 provided by the respective managements of WICOR and Wisconsin Energy, including estimates of annual pre-tax synergies expected to be achieved as a result of the merger, Merrill Lynch compared the projected earnings per share and dividends per share of WICOR on a stand alone basis (assuming the merger did not occur) to the per share earnings of a WICOR shareholder, as a holder of Wisconsin Energy common stock, assuming the merger occurs with the merger consideration contemplated by the merger agreement (and assuming that at least some stock consideration would be paid in the merger).

   Using the assumptions detailed above and depending on the mix of cash and Wisconsin Energy common stock paid in the merger and a price of the Wisconsin Energy common stock ranging from $22.00 to $28.00 per share at the time of the merger, the analysis indicated that the merger would be accretive to the projected earnings per share and dividends per share in each year in the period in a range, as follows :

  . from 12.0% to 54.7% for projected earnings; and

  . from 94.0% to 151.5% for projected dividends.

   The summary of analyses performed by Merrill Lynch set forth above does not purport to be a complete description of the analyses performed by Merrill Lynch in arriving at its opinions. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial or summary description. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by Merrill Lynch, without considering all analyses and factors, could create an incomplete view of the processes underlying the Merrill Lynch opinions. Merrill Lynch did not assign relative weights to any of its analyses in preparing its opinions. The matters considered by Merrill Lynch in its analyses were based on numerous macroeconomic, operating and financial assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond WICOR's and Merrill Lynch's control and involve the application of complex methodologies and educated judgment. Any estimates contained in the Merrill Lynch analyses are not necessarily indicative of actual past or future results or values, which may be significantly more or less favorable than the estimates. Estimated values do not purport to be appraisals and do not necessarily reflect the prices at which businesses or companies may be sold in the future. The estimates are inherently subject to uncertainty.

   No company utilized as a comparison in the analyses described above is identical to WICOR or Wisconsin Energy and none of the comparable transactions utilized as a comparison is identical to the proposed merger. In addition, various analyses performed by Merrill Lynch incorporate projections prepared by research analysts using only publicly available information. These estimates may or may not prove to be accurate. An analysis of publicly traded comparable companies and comparable business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies to which they are being compared.

   The WICOR board selected Merrill Lynch to act as its financial advisor because of Merrill Lynch's reputation as an internationally recognized investment banking firm with substantial experience in transactions similar to the merger and because Merrill Lynch is familiar with WICOR and its business. As part of Merrill Lynch's investment banking businesses, Merrill Lynch is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities and private placements.

   Pursuant to the terms of a letter agreement between WICOR and Merrill Lynch dated March 8, 1999, WICOR has agreed to pay Merrill Lynch a fee in an amount equal to approximately $5,736,000 in cash. This fee is payable in three installments as follows: (a) 1/8 of such fee was paid upon the execution of the merger agreement; (b) 1/8 of such fee is payable upon the successful vote of the shareholders of WICOR approving the merger; and (c) the balance of the fee is payable upon the closing of the merger.

   WICOR has agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses incurred in connection with its engagement (including the reasonable fees and disbursements of legal counsel) and to indemnify Merrill Lynch and related parties from and against specified liabilities, including liabilities under the federal securities laws, arising out of its engagement.

   Merrill Lynch has, in the past, provided financial advisory and financing services to WICOR and Wisconsin Energy and may continue to do so and has received, and may receive, fees for the rendering of those services. In addition, in the ordinary course of Merrill Lynch's business, Merrill Lynch and its affiliates may actively trade WICOR shares and other securities of WICOR, as well as Wisconsin Energy shares and other securities of Wisconsin Energy, for their own accounts and for the accounts of customers. Accordingly, Merrill Lynch and its affiliates may at any time hold a long or short position in such securities.

Interests of Certain Persons in the Merger

   In considering the recommendation of the merger by the WICOR board, the shareholders of WICOR should be aware that some directors and executive officers of WICOR have interests in the completion of the merger that are described below and that may be considered different from, or in addition to, the interests of holders of WICOR common stock generally. The WICOR board was aware of these interests and considered them when it approved the merger agreement and the merger.

   Employment Matters. Under the merger agreement, after the merger WICOR will have the obligation to honor all employment agreements, consulting agreements, severance agreements and collective bargaining agreements to which it or its subsidiaries are parties, including employee benefit plans. Some of these agreements include a "change of control" provision that will be triggered by the merger, which means that specified employees of WICOR may be entitled to terminate employment under their employment agreements and receive change of control severance benefits.

   Severance Agreements. Five executives, George E. Wardeberg, the Chairman and Chief Executive Officer of WICOR, Thomas F. Schrader, the President and Chief Operating Officer of WICOR, Joseph P. Wenzler, the Senior Vice President and Chief Financial Officer of WICOR, Bronson Haase, a Vice President of WICOR and the President and Chief Executive Officer of Wisconsin Gas, and James C. Donnelly, a Vice President of WICOR and the President and Chief Executive Officer of Sta-Rite, are covered by existing WICOR change of control severance agreements. All of them except Mr. Wardeberg will be covered by the Wisconsin Energy severance policies described below. Mr. Wardeberg will waive his existing WICOR change of control severance agreement in connection with his employment agreement described below. In general, besides protection in the event of termination by the company without cause and voluntary termination by the executive in certain circumstances with good reason, the change of control severance agreements and the severance policies also allow the executive to voluntarily resign, for any reason, during a limited window period commencing one year after the effective time of the merger. In such event, the executive would be generally eligible for a lump sum payment of projected future salary and bonus, a lump sum payment of projected pension benefits, and continuation of health and life insurance. However, in no event would the aggregate benefits under the change of control severance agreements and the severance policies after the merger exceed the amount that would trigger excise taxes under the "parachute payment" provision of the tax laws.

   The "parachute payment" limitation is based on the average of taxable income reported on Form W-2 for the five calendar years ending prior to the effective time of the merger. Therefore, the precise "parachute payment" restriction applicable after the expected closing of the merger in the Spring of 2000 cannot be determined at this time because taxable income for 1999 is not known. In particular, the amount, if any, of reportable income that may result from any exercise of vested stock options prior to the end of 1999 cannot be determined. For purposes of providing an estimated amount of the maximum benefits payable to the executives, the following list is the estimated parachute payment limit, based on actual 1995 through 1998 data and estimated 1999 data using solely the current base salary and the 1998 bonus paid in 1999 and stock options exercised between January 1st and August 31st of 1999:

                                                                      Estimated
      Name                                                              Limit
      ----                                                            ----------
      Thomas Schrader................................................ $2,415,000
      Joseph Wenzler.................................................  1,381,000
      James Donnelly.................................................  1,273,000
      Bronson Haase..................................................  1,019,000

   If Mr. Wardeberg had not agreed to waive his existing change of control severance agreement, the estimated "parachute payment" limit applicable to him under that agreement as described above would have been approximately $2,000,000.

   Wardeberg Employment Agreement. Wisconsin Energy will enter into an employment agreement with Mr. Wardeberg as of the effective time of the merger pursuant to which Mr. Wardeberg will serve as vice chairman of the Wisconsin Energy board of directors for a two-year term. The agreement provides for a base salary of not less than the greater of his base salary from WICOR immediately before the effective time of the merger or 90% of the base salary then payable to the chairman of the board of Wisconsin Energy. Mr. Wardeberg's base salary at the date of this joint proxy statement/prospectus is $540,000. The agreement also provides for a bonus of not less than 90% of that payable to the chairman, with the total of base salary and bonus in no event to be less than Mr. Wardeberg's total base salary and bonus from WICOR for the calendar year ending on or immediately prior to the effective time of the merger. Mr. Wardeberg's total base salary and bonus for 1998 was $636,232. The base salary of the chairman of the board of Wisconsin Energy at the date of this joint proxy statement/prospectus is $615,000, and his bonus for 1998 was $210,000.

   The employment agreement includes a grant of options for 100,000 shares of Wisconsin Energy common stock, vesting over a three-year period and exercisable over a period ending five years after he ceases to serve as an officer or director of Wisconsin Energy, with an exercise price equal to the fair market value as of the effective time of the merger. It also includes a special pension benefit provision under Wisconsin Energy's Supplemental Executive Retirement Plan, calculated as if Mr. Wardeberg had been employed by Wisconsin Energy since age 25, offset by any WICOR pension benefits. Severance benefits are provided if his employment is terminated by Wisconsin Energy other than for cause or by Mr. Wardeberg for good reason. The agreement provides for a "gross-up" payment should any payments to Mr. Wardeberg trigger federal excise taxes under the "parachute payment" provisions of the tax law.

   Severance Policies and Deferred Compensation Plans. Wisconsin Energy has adopted severance policies to be effective when the merger occurs providing for severance benefits to designated employees of Wisconsin Energy, WICOR and participating subsidiaries if within two years after the merger covered executives are discharged without cause or quit with good reason. Varying levels of benefits are provided, depending on the level of benefits for which the individual has been designated. An overall limit is placed on benefits to avoid federal excise taxes under the "parachute payment" provisions of the tax law. Tier 1 and 2 benefits provide generally for lump sum severance payments equal to three times the sum of current base salary and the highest bonus in the last three years (or the then current target bonus, if higher), a pension lump sum for the equivalent of three years' worth of additional service and three years' continuation of medical and life insurance coverages. The circumstances under which a Tier 1 participant may become entitled to benefits include a voluntary separation from service within six months after completion of one year of service following the effective time of the merger; otherwise, the Tier 1 and Tier 2 conditions and benefits are the same.

   Tier 3 and 4 benefits are similar to those provided in Tier 2 except that:

  . the lump sum severance payments use a multiplier of two and one, respectively;

  . the lump sum pension payments is for the equivalent of two years' and one year's additional service, respectively; and

  . the welfare benefits continuation period is for two years and one year, respectively.

   WICOR is to notify Wisconsin Energy shortly before the merger of the identity of those employees of the WICOR Companies that are to participate in the severance policies, not to exceed four individuals in Tier 1, four individuals in Tier 2, 10 individuals in Tier 3, and 30 individuals in Tier 4. Wisconsin Energy has not determined the number or identity of participants it will designate as eligible for the severance policies. If the merger has not been completed by January 1, 2001, the severance policies become void. Wisconsin Energy also has an existing severance policy covering approximately 20 executives which expires on April 28, 2000, providing benefits similar to the Tier 2 benefits described above. However, any benefits payable under Tier 1, 2, 3 or 4 above are subject to an offset for benefits that might become payable under this existing severance policy. Mr. Abdoo does not participate in Wisconsin Energy's severance policy. He has a separate change of control severance agreement.

   Amendments have also been made to two deferred compensation programs for Mr. Schrader that will be effective upon the completion of the merger. Under both programs supplemental retirement benefits are provided if Mr. Schrader remains with the WICOR Companies until retirement age. The amendments protect Mr. Schrader by adding eligibility provisions for the supplemental benefits in the event Mr. Schrader is discharged without cause or quits with good reason. One of the plans provides an annual benefit of $25,000 for 15 years. The other provides an aggregate benefit of approximately $150,000 annually for 10 years, a portion of which has already been earned regardless of whether the merger is completed or whether he remains employed until retirement age. The benefits under both plans generally commence as of the later of age 65 or termination of employment. These supplemental benefits are subject to the aggregate "parachute payments" limitations of the tax law that are described above under the caption "--Severance Agreements."

   New Directors. Under the merger agreement, Wisconsin Energy has promised to take all action necessary to elect Mr. Wardeberg as vice chairman of Wisconsin Energy's board of directors from the date of the merger throughout the term of his employment agreement and until a successor is duly elected or appointed. Wisconsin Energy has promised to nominate and solicit proxies in good faith to elect Mr. Wardeberg as a director of Wisconsin Energy at each annual meeting at which his term expires until the annual meeting of Wisconsin Energy shareholders held in the year 2005, the year in which he attains age 70. Wisconsin Energy has also promised to take all action necessary to elect as a director of Wisconsin Energy another person selected by Wisconsin Energy and reasonably acceptable to WICOR who is director of WICOR at the effective time of the merger. This new director will hold office for a term expiring at the first annual meeting of Wisconsin Energy shareholders after the effective time of the merger. Wisconsin Energy has promised to nominate and solicit proxies in good faith to elect this new director to a full term at that meeting. He or she will continue as a director until a successor is duly elected or appointed. As of the date of this joint proxy statement/prospectus, the person to be elected as a director of Wisconsin Energy has not been selected.

   Conversion of Stock Options and Stock-Based Awards. Under the merger agreement, at the effective time of the merger, each then outstanding option to purchase shares of WICOR common stock and each then outstanding WICOR equity-based award or account will be assumed by Wisconsin Energy and converted into an award or account of Wisconsin Energy or an option to purchase shares of Wisconsin Energy common stock on terms adjusted to reflect the terms of the merger. However, all options granted on or before June 27, 1999 (the date of the merger agreement), will automatically become fully vested when the merger becomes effective and the restrictions applicable to awards of restricted stock made on or before June 27, 1999, will terminate. The unrestricted stock will be converted into cash, shares of Wisconsin Energy common stock, or both, in the merger. See "--Assumption and Conversion of WICOR Stock Options and Stock-Based Awards." Assuming the merger is effective in the Spring of 2000, the number of WICOR common shares subject to options whose vesting will accelerate as a result of the merger, the weighted average exercise price of such options, and the number of restricted WICOR common shares whose restrictions will terminate as a result of the merger are shown for each WICOR executive officer in the following table.

                                                                 Number of
                           Number of WICOR                      Restricted
                            Common Shares  Weighted Average        WICOR
                             Subject to     Exercise Price  Common Shares Which
                            Options Which     Of Options        Will Become
      Name                    Will Vest    Which Will Vest     Unrestricted
      ----                 --------------- ---------------- -------------------
      George Wardeberg....      66,667          $23.63            14,400
      Joseph Wenzler......      40,000          $20.83             6,000
      Thomas Schrader.....      60,000          $20.83             8,000
      Bronson Haase.......     140,000          $22.62               --
      James Donnelly......      40,000          $20.83             6,000

   Consistent with the terms of the merger agreement, on July 27, 1999, the board of directors of WICOR adopted a new one-time election applicable to WICOR's directors' stock option plan. Under the terms of the directors' stock option plan, former WICOR directors can only exercise stock options for up to two years after the date they cease to be WICOR directors, but in any event not later than the ten-year expiration date of the options. Most of the WICOR directors will cease to be WICOR directors at the effective time of the merger.

The new one-time election provides WICOR directors with the opportunity to convert their options into stock units in the WICOR directors deferred compensation plan. The election must have been made by August 31, 1999, but is only effective at the completion of the merger. In addition, it is only effective with respect to options outstanding at the completion of the merger. The intention and net effect of the one-time election is to provide each WICOR director the opportunity to delay the income tax consequences that would otherwise apply upon the exercise of the director's stock options not more than two years after the completion of the merger. One outside director of WICOR made this election.

Employee Plans

   In the merger agreement, Wisconsin Energy has agreed that all existing employee benefit plans of the WICOR Companies or plans substantially comparable in the aggregate will be maintained for the benefit of the employees or former employees of the WICOR Companies for at least one year after the merger. However, WICOR will terminate the Wisconsin Gas Company Employee Stock Ownership Plan at the time of the merger, and the WICOR common stock it holds will be exchanged for cash or shares of Wisconsin Energy common stock, or both, on the same terms as for other WICOR shareholders. The cash or Wisconsin Energy common stock it receives will then be distributed to the participants of that plan. Under some of the employee benefit plans the merger will constitute a "change in control" of WICOR that may entitle some WICOR employees to terminate their employment agreements and receive change of control severance benefits. See "--Interests of Certain Persons in the Merger." All eligible Wisconsin Energy employee benefit plans will treat a person's prior service with the WICOR Companies as service to the Wisconsin Energy Companies for purposes of eligibility and vesting, but not necessarily for benefit accrual.

Management and Operations of WICOR After the Merger

   After the merger, WICOR will be a wholly owned subsidiary of Wisconsin Energy. The other WICOR Companies will become indirect subsidiaries of Wisconsin Energy. Wisconsin Energy will designate the directors of the surviving corporation, and Mr. Abdoo will be elected as chairman of the board of the surviving corporation. The WICOR articles of incorporation and bylaws as in effect immediately prior to the merger will be the articles of incorporation and bylaws of the surviving corporation until amended in accordance with law.

Conduct of Business Pending the Merger

   WICOR has agreed, pending completion of the merger, unless Wisconsin Energy otherwise consents in writing, that it and the other WICOR Companies will do certain things and not do other things in the conduct of their businesses. Specifically, WICOR has promised:

  . to carry on its business in the regular course and in substantially the same manner as it was conducted prior to the date of the merger agreement;

  . to use, operate, maintain and repair all of its assets and properties in a normal business manner;

  . not to do or permit any act or omission which will cause a breach of any of the material contracts identified in the merger agreement;

  . not to grant any increase in the rate of pay of any of its employees, directors or officers; not to institute or, except as required by law, amend any employee benefit plan; and not to enter into or modify any written employment arrangements; in each case except as disclosed in connection with the merger agreement, as consistent with its normal past business practices or as permitted under its bonus or incentive compensation plans as in effect on the date of the merger agreement;

  . not to create, incur or assume any indebtedness, except for:

    (1) indebtedness incurred in the ordinary course of business by the WICOR Companies consistent with past practice;

    (2) indebtedness incurred to refinance or replace existing indebtedness;

    (3) indebtedness of up to $50,000,000 in original principal amount for transactions closed prior to the date of the merger agreement; and

    (4) indebtedness of up to $125,000,000 in original principal amount incurred in connection with permitted acquisitions by the WICOR Companies;

  . to use reasonable best efforts to preserve its business organization intact, to retain the services of its present officers and key employees and to preserve the goodwill of suppliers, customers, creditors and others having business relationships with it;

  . to comply in all material respects with all applicable laws;

  . to timely and properly file all tax returns which are required to be filed, and pay or make provision for the payment of all taxes owed by it;

  . not to amend its articles of incorporation or bylaws;

  . not to issue any additional shares of stock of any class (including any shares of preferred stock) except for:

    (1) issuances of shares of WICOR common stock upon the exercise of options outstanding under the WICOR option plans;

    (2) issuances of shares of WICOR common stock in connection with permitted acquisitions in an amount not exceeding $10,000,000, with the WICOR stock issued in the acquisitions valued at not less than $31.50 per share, and

    (3) issuances of not more than 38,000 restricted shares of WICOR common stock in any fiscal year of WICOR from and after January 1, 2000, through awards on specified terms granted to employees of the WICOR Companies;

  . not to grant any warrants, options or rights to subscribe for or acquire any additional shares of stock of any class, except that WICOR may grant options for not more than 630,000 shares of WICOR common stock in any fiscal year of WICOR from and after January 1, 2000, on specified terms and in a manner consistent with its past practices;

  . not to declare or pay any dividend or make any capital or surplus distributions of any nature, except for:

    (1) cash dividends by subsidiaries of WICOR to WICOR; or

    (2) regular quarterly cash dividends by WICOR on the outstanding WICOR common stock with usual record and payment dates not exceeding, during any fiscal year of WICOR, 102.3% of the cash dividends paid by WICOR on the WICOR common stock during the immediately preceding fiscal year of WICOR;

  . not to redeem, purchase or otherwise acquire any of its capital stock, except for market purchases of WICOR common stock:

    (1) by the WICOR dividend reinvestment and stock purchase plan;

    (2) for distribution pursuant to the terms of WICOR's deferred compensation plans for directors;

    (3) for issuance upon the exercise of options granted under WICOR's director option plan; and

    (4) to satisfy the needs or requirements for shares of WICOR common stock of the 401(k) plans maintained by the WICOR Companies;

  . not to recapitalize or reclassify any of its capital stock or liquidate in whole or in part;

  . not to sell, lease, license, encumber or otherwise dispose of any of its assets:

    (1) except in the ordinary course of business consistent with past practice; and

    (2) except for transactions which individually involve a purchase price of less than $10,000,000 and collectively involve an aggregate purchase price of less than $25,000,000;

  . not to acquire, or publicly propose or agree to acquire, by merger or by purchase or otherwise, an equity interest in, all or any portion of the assets of any person:

    (1) except as disclosed in connection with the merger agreement; and

    (2) except for transactions which do not involve any utility assets or a public utility and which individually involve a purchase price of less than $30,000,000 and collectively involve an aggregate purchase price of less than $100,000,000;

  . not to make capital expenditures in any fiscal year in excess of the budgeted amounts;

  . not to enter into any transactions involving electric power marketing under federal authorization, and to apply for, and use reasonable best efforts to obtain, the cancellation of the authorization for one of its subsidiaries to engage in electric power marketing; and

  . not to agree to take any of the actions described above.

   Similarly, Wisconsin Energy has agreed, pending completion of the merger, unless WICOR otherwise consents in writing, that it and the other Wisconsin Energy Companies will do certain things and not do other things in the conduct of their businesses. Specifically, Wisconsin Energy has promised:

  . to use reasonable best efforts to preserve intact its business organization, to keep available the services of its current officers and key employees and to preserve its material business relationships with customers and suppliers and to preserve goodwill, except as described in its SEC reports filed prior to the date of the merger agreement and except for the possible transfer of transmission assets or nuclear assets, or both, of Wisconsin Electric for equity interests of another entity;

  . not to amend its articles of incorporation in a manner that changes the fundamental attributes of the Wisconsin Energy common stock and not to amend in any material respect the articles of incorporation of CEW Acquisition;

  . not to declare or pay any extraordinary cash dividends, excluding any extraordinary cash dividends by a subsidiary of Wisconsin Energy to Wisconsin Energy;

  . not to take any action that is material and adverse to WICOR and the WICOR shareholders as prospective shareholders of Wisconsin Energy and that affects the WICOR shareholders disproportionately as compared to the current Wisconsin Energy shareholders; and

  . not to agree to take any of the actions described above.

   WICOR and Wisconsin Energy have agreed to cooperate with each other regarding the declaration of dividends with the intention that holders of WICOR common stock will not receive two dividends and will not fail to receive one dividend for any single calendar quarter with respect to their shares of WICOR common stock and any shares of Wisconsin Energy common stock they receive in the merger.

Representations, Warranties and Covenants

   The merger agreement contains various representations and warranties by Wisconsin Energy, CEW Acquisition and WICOR that are customary for a transaction of this kind. The representations and warranties relate to:

  . the respective organization, existence, and corporate power and authority of each of the Wisconsin Energy Companies and each of the WICOR Companies, and similar corporate matters;

  . the capitalization of each company;

  . the authorization, execution, delivery and performance and the enforceability of the merger agreement;

  . the absence of conflicts with, and violations of, law, the articles of incorporation and bylaws, and certain contracts and agreements of each company;

  . the absence of adverse material litigation and litigation challenging the transactions contemplated by the merger agreement;

  . reports and financial statements filed by each company with the SEC;

  . the absence of any event, condition or fact which is, or reasonably may be expected to be, materially adverse to the financial condition, properties, business, results of operations or prospects of the WICOR Companies taken as a whole;

  . the existence, performance and legal effect of contracts relating to employment, collective bargaining or indebtedness to which any of the WICOR Companies is a party or is bound;

  . insurance coverage and claims involving the WICOR Companies;

  . the employee benefit plans of the WICOR Companies;

  . the absence of any violations of law by any of the WICOR Companies;

  . the lack of brokers', finders' or similar fees in connection with the transactions contemplated by the merger agreement, except for the fees to the respective financial advisors of Wisconsin Energy and WICOR;

  . the filing of tax returns, payment of taxes and other tax matters with respect to the WICOR Companies;

  . governmental and regulatory approvals in connection with the merger agreement and the merger;

  . the absence for WICOR of:

    (1) any pending merger, consolidation, share exchange, exchange of securities, reorganization, business transaction or other similar transaction;

    (2) any sale lease, transfer or other disposition of all or substantially all of the assets, in a single transaction or series of related transactions of either the WICOR Companies, taken as a whole, or WICOR's Wisconsin Gas or WICOR Industries subsidiaries;

    (3) any sale of or tender offer or exchange offer for, or acquisition by any person or group of beneficial owners of, 20% or more of the outstanding capital stock of WICOR, Wisconsin Gas or WICOR Industries in a single transaction or series of related transactions; or

    (4) any public announcement of a proposal, plan, intention or agreement to do any of the things in items (1) through (3);

  . labor matters with respect to the WICOR Companies;

  . the accuracy and completeness of the statements of fact made by each of Wisconsin Energy and WICOR in the merger agreement;

  . the accuracy and completeness of information supplied by each of Wisconsin Energy and WICOR for inclusion or incorporation by reference in this joint proxy statement/prospectus and the registration statement of which it is a part;

  . that the votes described in this joint proxy statement/prospectus are the only votes of the Wisconsin Energy shareholders and of the WICOR shareholders required in connection with the merger agreement and related transactions;

  . the delivery of a fairness opinion by Chase, in the case of Wisconsin
    Energy, and by Merrill Lynch, in the case of WICOR;

  . compliance with applicable environmental laws, possession of material environment, health and safety permits and other environmental issues with respect to the WICOR Companies;

  . Year 2000 compliance;

  . the inapplicability of the supermajority/fair price provisions, business combination provisions and control share acquisition provisions of Wisconsin law or similar provisions of WICOR's articles of incorporation or bylaws;

  . a representation by WICOR that it will promptly take any actions necessary to render the WICOR rights and rights plan inapplicable to the merger and the other transactions contemplated by the merger agreement; and

  . representations by both Wisconsin Energy and WICOR that neither beneficially owns any shares of the common stock of the other.

   In addition to the covenants described under "--Conduct of Business Pending the Merger," the merger agreement contains covenants that:

  . the WICOR Companies will afford Wisconsin Energy and its representatives access to their books, records, financial information, facilities, key personnel and other documents and materials and will consult with Wisconsin Energy on a regular basis concerning operational, regulatory and transition matters and the general status of ongoing business operations;

  . each party to the merger agreement will use reasonable best efforts, to the extent within its control, to cause its representations and warranties contained in the merger agreement to be true and correct in all respects on the closing date of the merger, will take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on it with respect to the merger, will provide customary "cold comfort" letters from its auditors dated within two business days before the effective date of the registration statement of which this joint proxy statement/prospectus is a part, and will take all reasonable actions necessary to obtain any consents or approvals required in connection with the merger or the taking of any action contemplated by the merger agreement; and

  . in determining whether to combine the business and operations of the Wisconsin Gas subsidiary of WICOR and the gas distribution business of Wisconsin Electric after the merger, Wisconsin Energy will make reasonable, good faith efforts to maintain the name of the WICOR subsidiary as the principal name of the combined businesses and will appropriately consider other relevant business and regulatory factors in making those decisions.

   All representations, warranties and covenants of the parties (other than covenants which relate to continuing matters) terminate at the effective time of the merger.

Conditions to the Merger

   The obligations of Wisconsin Energy and WICOR to close the merger are subject to the fulfillment of the following conditions at or prior to the closing:

  . The other party must have performed and complied in all respects with its obligations under the merger agreement that are required to be performed or complied with prior to or on the closing date of the merger.

  . There must not be any pending suit, action or other proceeding that restrains or enjoins the merger and related transactions.

  . The representations and warranties of the other party in the merger agreement must have been accurate both when made and as of the closing date of the merger, except where the effect of any breaches would not be or would not be reasonably expected to be materially adverse to the aggregate financial condition, properties, business, results of operations or prospects of the breaching company and its subsidiaries taken as a whole.

  . During the period from the date of the merger agreement to the closing date of the merger there must not have occurred and be continuing on the closing date, any matter, event or state of facts that is or reasonably may be expected to be materially adverse to the aggregate financial condition, properties, business, results of operations or prospects of the breaching company and its subsidiaries taken as a whole.

  .The shareholders of WICOR and Wisconsin Energy must have approved the merger agreement by the required vote, and WICOR and CEW Acquisition must have executed and delivered the articles of merger.

   . The parties must have received all permissions, approvals, determinations, consents and waivers from all appropriate state and federal regulatory authorities, including the Public Service Commission of Wisconsin and the SEC that are required (a) in order for the parties to complete the merger and related transactions and (b) as a condition to the obligations of Wisconsin Energy, so that Wisconsin Energy continues to be an exempt holding company under the Public Utility Holding Company Act.

   . The registration statement must continue to be effective.

   . The parties must have complied with the federal antitrust premerger notification requirements, and any "waiting periods" applicable to the merger and to the transactions described in the merger agreement must have expired or been terminated.

   . As a condition to the obligations of Wisconsin Energy, no governmental approval shall contain conditions which, in Wisconsin Energy's reasonable judgment, are materially adverse to the WICOR Companies or the Wisconsin Energy Companies.

   . The New York Stock Exchange must have approved for listing, subject to official notice of issuance, the shares of Wisconsin Energy common stock to be issued or reserved for issuance pursuant to the merger agreement.

   . Wisconsin Energy and WICOR must have received officers' certificates from each other stating that the conditions set forth in the merger agreement have been satisfied.

   . As a condition to WICOR's obligations, Foley & Lardner, counsel to WICOR, must have delivered its legal opinion to the effect that the merger will be treated for federal income tax purposes as a tax-free organization within the meaning of Section 368(a) of the Code, which it has done (see "Certain Federal Income Tax Consequences of the Merger"), and the opinion must not have been withdrawn or modified in any material respect as of the closing date of the merger.

   . As a condition to the obligations of Wisconsin Energy, Arthur Andersen
     LLP, WICOR's independent public accountants, must have delivered an independent public accountants' cold comfort letter in form and substance reasonably satisfactory to Wisconsin Energy.

   . As a condition to the obligations of Wisconsin Energy, Wisconsin Energy must have received letter agreements relating to sales or transfers of Wisconsin Energy common stock received in the merger (substantially in the form attached as an exhibit to the merger agreement), duly executed by each affiliate of WICOR (see "--Resale of Wisconsin Energy Common Stock").

No Solicitation; Special Fee

   The merger agreement required WICOR to immediately terminate any discussions with any other parties with respect to certain types of proposals that may be inconsistent with the merger. The types of proposals covered include:

   . any merger, consolidation, share exchange, exchange of securities, reorganization, business combination or other similar transaction involving WICOR;

   . any sale, lease, transfer or other disposition of all or substantially all of the assets, in a single transaction or series of related transactions, of either the WICOR Companies, taken as a whole, or WICOR's Wisconsin Gas or nonregulated holding company subsidiaries;

   . any sale of, or tender offer or exchange offer for, or acquisition by any person or group of beneficial owners of, 20% or more of the outstanding shares of capital stock of WICOR, Wisconsin Gas or WICOR's non-utility holding company subsidiaries in a single transaction or a series of related transactions; or

   . any public announcement of a proposal, plan, intention or agreement to do any of those things.

   The merger agreement also provides that WICOR and its subsidiaries or officers, directors, employees, agents or other representatives will not discuss or agree to any transaction of the types mentioned in this section (other than the merger), on or prior to the date which is 21 months after the date of termination of the merger agreement. This obligation applies if (a) the merger agreement is terminated pursuant to provisions which permit Wisconsin Energy to terminate upon the failure of WICOR to fulfill its obligations under the merger agreement and (b) there is an offer relating to a covered transaction at the time of the termination. This obligation also applies if the merger agreement is terminated pursuant to other provisions which permit WICOR or Wisconsin Energy to terminate if (1) WICOR's shareholders do not approve the merger and (2) there is an offer of a covered transaction at the time of the termination. However, WICOR is permitted to pursue and agree to transactions of the types mentioned in this section if the WICOR board, after consultation with its outside legal counsel, determines in good faith that doing so is consistent with its fiduciary duties under applicable law.

   The merger agreement generally prohibits WICOR from seeking or responding to any request for information, expression of interest, inquiry, proposal or offer relating in any manner to the types of transaction mentioned in this section. The general prohibition is subject to an exception which permits the WICOR board to respond to a proposal, after consultation with its outside legal counsel, if the WICOR board determines in good faith that doing so is consistent with its fiduciary duties under applicable law. This exception applies only to a written bona fide unsolicited proposal concerning a transaction of the any of the types mentioned in this section. Also, the exception applies only if the WICOR board determines in good faith and in the exercise of reasonable judgment, based in part on advice of its independent nationally recognized financial advisors, that the proposal is more favorable to the WICOR shareholders than the merger from a financial point of view and is capable of being completed without undue delay taking into account all relevant factors, including the financial ability of the other parties to complete the proposal and the likelihood of regulatory approvals for the proposal. WICOR is also expressly permitted to comply with its obligations under the federal securities laws with respect to any proposal by means of a tender offer.

   In the event the settlement of the shareholder litigation described under the caption "Summary--Recent Developments" is not consummated, then the merger agreement will provide that if WICOR receives a proposal of the types mentioned in this section that is not permitted by the exception described in the preceding paragraph and the proposal becomes public information, WICOR is required to use reasonable best efforts to resist the proposal and take all appropriate steps to have the WICOR board approve defensive measures, including, but not limited to, adopting a shareholder rights plan or amendments to existing shareholder rights plans.

   WICOR must notify Wisconsin Energy within 24 hours following receipt by WICOR of any proposal covered by this section, including the terms and conditions of the proposal and the person making it. WICOR must also give Wisconsin Energy at least five calendar days advance notice of any agreement proposed to be entered into by WICOR with any person making a proposal covered by this section.

   After complying with these provisions, WICOR may, by notice to Wisconsin Energy at any time prior to the effective time of the merger, terminate the merger agreement if WICOR enters into, executes or agrees to a transaction of the types described in this section following a good faith determination by the WICOR board, after consulting with outside legal counsel, that entering into, executing or agreeing to the other transaction is consistent with its fiduciary duties under applicable law.

   In order to induce Wisconsin Energy to enter into the merger agreement and to compensate Wisconsin Energy for the time and expenses incurred in connection with the merger agreement and the merger and the losses suffered by Wisconsin Energy from foregone opportunities, the merger agreement provides that WICOR will pay a special fee of $25,000,000 to Wisconsin Energy under the circumstances described in this paragraph.

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In the event the settlement of the shareholder litigation described under the caption "Summary--Recent Developments" is not consummated, the amount of the special fee will be $30,000,000. The special fee is due only if specified events occur on or prior to that date which is 21 months after the date of termination of the merger agreement, provided that the termination is pursuant to certain provisions of the merger agreement. The specified events that trigger the special fee are:

  . a person unrelated to Wisconsin Energy closes a transaction with WICOR of any of the types mentioned in this section, or has publicly announced or proposed that kind of transaction and closes the transaction more than 21 months after termination of the merger agreement;

  . WICOR enters into an agreement with respect to a transaction of any of the types mentioned in this section; or

  . WICOR terminates the merger agreement for the purpose of pursuing a proposal or transaction of the types described in this section.

   However, no special fee is due with respect to mergers or similar transactions unless:

  (a) if WICOR is the actual party to the transaction:

    (1) the persons who are WICOR shareholders immediately prior to the transaction own 50% or less of the outstanding common stock of the surviving entity after the transaction; and

    (2) the directors of WICOR immediately prior to the transaction do not constitute a majority of the directors of the surviving entity immediately after the transaction; or

  (b) if a direct or indirect subsidiary of WICOR is the actual party to the transaction:

    (1) the persons who are WICOR shareholders immediately prior to the transaction own 50% or less of the outstanding WICOR common stock after the transaction;

    (2) WICOR, either directly or indirectly, owns 50% or less of the surviving or resulting entity after the transaction; and

    (3) the directors of WICOR immediately prior to the transaction do not constitute a majority of the directors of WICOR immediately after the transaction.

   The special fee is to be paid in immediately available funds within five business days after the occurrence of any of the specified events. If WICOR does not pay the special fee when due, the merger agreement provides that the unpaid portion of the special fee (including accrued interest) will accrue interest at the annual rate of 12%, compounding monthly, until paid in full, and that WICOR will pay all costs and expenses of Wisconsin Energy in connection with any action taken by Wisconsin Energy to collect payment.

Termination; Amendment; Waiver

   The merger agreement may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the closing, whether before or after approval of the merger agreement by the WICOR shareholders or the Wisconsin Energy shareholders or both, as follows:

  (a) By mutual written agreement of Wisconsin Energy and WICOR, duly authorized by the Wisconsin Energy and WICOR boards.

  (b) By either Wisconsin Energy or WICOR by written notice to the other party if:

    (1) any court of competent jurisdiction shall have issued an order, judgment, or decree permanently restraining, enjoining or otherwise prohibiting the merger and such order, judgment, or decree shall have become final and nonappealable; or

    (2) if the merger has not occurred on or before July 1, 2000. However, the deadline is automatically extended to January 1, 2001, if required governmental approvals have not been obtained. Also, the right to terminate under clause (2) will not be available to any party whose failure to fulfill any obligation under the merger agreement causes or results in the failure to complete the merger on or before that date.

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  (c) By Wisconsin Energy by written notice to WICOR if:

    (1) there are one or more breaches of the representations and warranties of WICOR made in the merger agreement as of the date of the merger agreement, those breaches would or would be reasonably likely to be materially adverse to the aggregate financial condition, properties, business, results of operations or prospects of WICOR and its subsidiaries taken as a whole, and the breaches are not remedied within 45 calendar days after receipt by WICOR of written notice from Wisconsin Energy specifying the nature of the breaches and requesting that they be remedied;

    (2) WICOR doesn't perform and comply in all respects with all of its other agreements and covenants contained in the merger agreement and the failures to perform or comply would or would be reasonably likely to be materially adverse to the aggregate financial condition, properties, business, results of operations or prospects of WICOR and its subsidiaries taken as a whole, and the failures to perform or comply are not remedied within 45 calendar days after receipt by WICOR of written notice from Wisconsin Energy specifying the nature of the failures to perform or comply and requesting that they be remedied;

    (3) Wisconsin Energy has held the Wisconsin Energy special meeting to vote upon the issuance of Wisconsin Energy common stock under the merger agreement and it does not receive the required vote of the Wisconsin Energy shareholders;

    (4) WICOR has held the WICOR special meeting to vote upon the merger agreement and it does not receive the required vote of the WICOR shareholders; or

    (5) the WICOR board or any committee thereof: (A) withdraws or modifies in any manner adverse to Wisconsin Energy its approval or recommendation of the merger agreement or the merger, (B) fails to reaffirm such approval or recommendation upon Wisconsin Energy's request, or (C) approves or recommends any other transaction of the types described above under "No Solicitation; Special Fee"; and

  (d) by WICOR by written notice to Wisconsin Energy if:

    (1) there are one or more breaches of the representations and warranties of Wisconsin Energy made in the merger agreement as of the date of the merger agreement, those breaches would or would be reasonably likely to be materially adverse to the aggregate financial condition, properties, business, results of operations or prospects of Wisconsin Energy and its subsidiaries taken as a whole, and the breaches are not remedied within 45 calendar days after receipt by Wisconsin Energy of written notice from WICOR specifying the nature of the breaches and requesting that they be remedied;

    (2) Wisconsin Energy doesn't perform and comply in all respects with all of its agreements and covenants contained in the merger agreement, the failures to perform or comply would or would be reasonably likely to be materially adverse to the aggregate financial condition, properties, business, results of operations or prospects of Wisconsin Energy and its subsidiaries taken as a whole, and the failures to perform or comply are not remedied within 45 calendar days after receipt by Wisconsin Energy of written notice from WICOR specifying the nature of the failures and requesting that they be remedied;

    (3) Wisconsin Energy has held the Wisconsin Energy special meeting to vote upon the issuance of Wisconsin Energy common stock under the merger agreement and it does not receive the required vote of the Wisconsin Energy shareholders;

    (4) WICOR has held the WICOR special meeting to vote on the merger agreement and it does not receive the required vote of the WICOR shareholders;

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

    (5) WICOR enters into, executes or agrees to a transaction of any of the types described under "--No Solicitation; Special Fee" in accordance with the merger agreement and following a good faith determination by the WICOR board, partly based upon the advice of outside legal counsel that entering into executing or agreeing to the transaction is consistent with its fiduciary duties under applicable law; or

    (6) the Wisconsin Energy board or any committee thereof: (A) withdraws or modifies in any manner adverse to WICOR its approval or recommendation of the merger agreement or the merger, or (B) fails to reaffirm such approval or recommendation upon WICOR's request.

   If either Wisconsin Energy or WICOR terminates the merger agreement as provided above, there will be no further obligation or liability of any party (including its directors, officers, employees, agents, advisors or other representatives) to the others except that:

  . If the merger agreement is terminated by Wisconsin Energy as described paragraphs (c) (1) or (2) above, then WICOR is required to promptly pay Wisconsin Energy in cash an amount equal to Wisconsin Energy's documented out of pocket expenses and fees, but not more than $3,000,000. In the case of a willful breach by WICOR the $3,000,000 limit would not apply and Wisconsin Energy would also be entitled to any additional amounts that may be available as damages for the breach.

  . If the merger agreement is terminated by WICOR as described paragraphs
    (d) (1) or (2) above, then Wisconsin Energy is required to promptly pay WICOR in cash an amount equal to WICOR's documented out of pocket expenses and fees, but not more than $3,000,000. In the case of a willful breach by Wisconsin Energy the $3,000,000 limit would not apply and WICOR would also be entitled to any additional amounts that may be available as damages for the breach.

  . WICOR is required to pay Wisconsin Energy the special fee if the merger agreement is terminated under the circumstances described under "--No Solicitation; Special Fee," above.

  . The obligations of Wisconsin Energy, CEW Acquisition and WICOR under the confidentiality agreement dated January 14, 1999, and under the provisions of the merger agreement regarding other expenses will not terminate, and each party shall retain any and all remedies which it may have for breach of contract provided by law based on another party's willful failure to comply with the terms of the merger agreement.

   The merger agreement may be amended by the parties at any time before or after approval of the merger agreement by the holders of WICOR common stock and by the holders of Wisconsin Energy common stock. However, after approval by the WICOR shareholders, no amendment may be made without the further approval of the holders of WICOR common stock if such amendment changes the merger consideration or materially adversely affects the rights of the WICOR shareholders, and after approval by the Wisconsin Energy shareholders, no amendment may be made without the further approval of the holders of Wisconsin Energy common stock if such amendment changes the merger consideration or materially adversely affects the rights of the Wisconsin Energy shareholders.

   If any of the conditions to the respective parties' obligations to consummate the merger pursuant to the merger agreement have not been satisfied, a party may nevertheless elect to proceed with the transactions contemplated by the merger agreement (unless the condition relates to a non-waivable legal requirement). Any election to proceed must be evidenced by a certificate signed on behalf of the waiving party by an officer of that party.

Standstill Provisions

   In the confidentiality agreement dated January 14, 1999, Wisconsin Energy and WICOR each agreed that, during the negotiations leading up to the merger and for a period of two years after negotiations have terminated, neither of them will, directly or indirectly, without the prior written consent of the other party:

   . acquire, offer to acquire or agree to acquire any voting securities or assets of the other party;

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

  . solicit proxies from shareholders of the other party or otherwise seek to advise or influence any shareholder with respect to the voting of any voting securities of the other party;

  . make any public announcement with respect to, or submit a proposal or offer of an extraordinary transaction involving the other party or any of its securities or assets; or

  . otherwise act, alone or with others, to seek to control or influence the management, board of directors or policies of the other party, or advise, assist or encourage others to do so.

   The merger agreement provides that the confidentiality agreement remains in effect.

Fees and Expenses

   Except as otherwise described under "--Termination; Amendment; Waiver" and except for (a) the filing fee relating to the antitrust premerger notification, which will be paid by Wisconsin Energy and (b) printing expenses for this joint proxy statement/prospectus and the registration statement, and the filing fee relating thereto, which will be shared equally, Wisconsin Energy and WICOR will each pay its own costs and expenses in connection with the merger agreement and the transactions contemplated thereby.

Indemnification

   The merger agreement provides that, after the merger, Wisconsin Energy will indemnify specified people against certain risks and obligations. The people covered by the indemnity are:

  . all present and former officers, directors and employees of any of the WICOR Companies, and

  . the heirs and representatives of such persons.

   The risks and obligations covered by the indemnity are:

  . any losses, expenses, damages, liabilities or settlement amounts they incur in connection with any claim arising out of actions or omissions occurring at or prior to the effective time of the merger, whenever the claim may be asserted, and

  . any losses, expenses, damages, liabilities or settlement amounts incurred in connection with any claim arising out of or pertaining to transactions contemplated by the merger agreement.

   The indemnity obligation applies only if the claims are, in whole or in part, based on or arising out of the fact that the person is or was a director, officer or employee of any of the WICOR Companies.

   The merger agreement also provides that Wisconsin Energy will assume the obligations of the WICOR Companies pursuant to their articles of incorporation or bylaws and any indemnification agreement in effect as of the date of the merger agreement. In addition, for at least six years after the effective time of the merger, Wisconsin Energy will maintain in effect directors' and officers' insurance covering those persons covered by WICOR's directors' and officers' insurance as of the date of the merger agreement, with at least the same coverage and amounts as the insurance that WICOR had in effect covering such directors and officers on the date of the merger agreement, provided that Wisconsin Energy will not be required to expend more than twice the amount currently spent by WICOR for the insurance coverage.

Elections to Receive Cash or Stock; Conversion of Shares in the Merger

   At the effective time of the merger, by virtue of the merger and without any action on the part of WICOR, Wisconsin Energy or holders of their securities:

  . each issued and outstanding share of common stock of Wisconsin Energy will remain one share of common stock of Wisconsin Energy;

  . any shares of WICOR common stock that are owned by any of the WICOR
    Companies will be canceled and retired and cease to exist, and no Wisconsin Energy common stock or other consideration will be issued or delivered in exchange for those shares; and

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

  . each share of WICOR common stock issued and outstanding (other than any shares to be canceled as described above) will be converted into and become the right to receive the merger consideration in the form of cash, Wisconsin Energy common stock, or a combination of cash and Wisconsin Energy common stock, all as more fully described below. Whenever Wisconsin Energy common stock is used to pay all or any part of the merger consideration, it will be valued at, and the exchange ratio will be determined by, the average closing sale price of Wisconsin Energy common stock as reported on the NYSE Composite Tape on each of the 10 consecutive trading days ending with the fifth trading day immediately preceding the closing date of the merger.

   The amount of merger consideration to be received for each share of WICOR common stock will be:

  . $31.50 per share of WICOR common stock, if the merger occurs on or before July 1, 2000, or

  . $31.50 per share of WICOR common stock, plus an additional daily amount computed at the rate of approximately 6% simple interest per annum ($31.50 x .0001644) for every day after July 1, 2000, until the merger occurs, if the merger occurs after July 1, 2000.

   Several factors will determine whether a WICOR shareholder will receive cash, Wisconsin Energy common stock, or a combination of cash and Wisconsin Energy common stock for the WICOR common stock surrendered in the merger. If the average closing price of Wisconsin Energy common stock mentioned above is less than $22.00, then Wisconsin Energy may elect to pay the merger consideration entirely in cash. Otherwise, Wisconsin Energy has discretion to select a portion of the aggregate merger consideration between and including 40% and 60% to be paid in the form of Wisconsin Energy common stock (excluding fractional share interests to be paid in cash), with the remainder paid in cash. Wisconsin Energy must make this election at least three business days prior to the closing date of the merger. If any shares of Wisconsin Energy common stock are issued in the merger, at least 40% of the shares of WICOR common stock issued and outstanding immediately prior to the effective time of the merger must be converted into whole shares of Wisconsin Energy common stock, exclusive of all fractional share interests to be paid in cash.

   Approximately 45 days before the date that we anticipate the merger will become effective, Wisconsin Energy and WICOR will send a letter of transmittal and form of election to WICOR shareholders of record for their use in indicating that they have no preference between receiving cash or stock or electing whether they wish to receive:

  . cash for all of their WICOR shares;

  . shares of Wisconsin Energy common stock for all of their WICOR shares; or

  . cash for some of their WICOR shares and shares of Wisconsin Energy common stock for the others.

   Holders will generally be required to make a single election (including an election split between cash and shares of Wisconsin Energy common stock). Nominees, trustees and others who hold shares of WICOR common stock in representative capacities may submit multiple forms of election so long as each election form covers all of the shares of WICOR common stock held for a particular beneficial owner. If any WICOR shareholder doesn't provide any specification by the close of business on the third business day prior to the effective time of the merger, we will treat that shareholder as not having a preference between receiving cash or stock. All elections will be irrevocable.

   If the aggregate requests for cash are less than or equal to the portion of the aggregate merger consideration to be paid in cash, including payments of cash in lieu of fractional shares, we will satisfy all of the requests for cash in full and WICOR shareholders who requested stock may be required to take a portion of their merger consideration in cash. If the aggregate requests for cash are greater than the portion of the aggregate merger consideration to be paid in cash, we will divide the available cash (after adjustment for cash to be paid in lieu of fractional shares) proportionately among the WICOR shares for which cash was requested (with the balance of the merger consideration for those shares paid in Wisconsin Energy common stock), and we will pay the merger consideration entirely in Wisconsin Energy common stock for all of the other WICOR shares.

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

   If the aggregate requests for stock are less than or equal to the portion of the aggregate merger consideration to be paid in stock, we will satisfy all of the requests for stock in full and WICOR shareholders who requested cash may be required to accept a portion of their merger consideration in stock. If the aggregate requests for stock are greater than the portion of the aggregate merger consideration to be paid in stock we will divide the available stock proportionately among the shares for which stock was requested (with the balance of the merger consideration for those shares paid in cash), and we will pay the merger consideration entirely in cash for all of the other WICOR shares.

   We will pay cash in lieu of any fractional share of Wisconsin Energy common stock, after aggregating all fractional share interests of any shareholder who holds more than one certificate for WICOR common stock. However, accounts established for WICOR shareholders in connection with the merger under the Wisconsin Energy "Stock Plus" dividend reinvestment plan will record both whole shares and any fraction of a share. See "--Exchange of WICOR Certificates; No Fractional Shares" and "--Effect of the Merger on the WICOR Plan," below.

   All shares of WICOR common stock converted as provided above will no longer be outstanding and will automatically be canceled and retired and will cease to exist. Each holder of a certificate representing, immediately prior to the effective time of merger, any such shares of WICOR common stock will cease to have any rights with respect those shares, except the right to receive the merger consideration as described above. See "--Exchange of WICOR Certificates; No Fractional Shares."

   Marshall & Ilsley Trust Company, as trustee of various "401(k)"-type employee benefit plans for the employees of the WICOR Companies, is the holder of record of a number of shares of WICOR common stock. M&I will solicit the instructions of each plan participant concerning the cash or stock decision with respect to the portion of the WICOR common stock attributable to the participant's plan account. M&I will then aggregate all of the participant directions and elect on behalf of the eligible plans in total the portion of WICOR common stock to be converted into cash and the portion to be converted into Wisconsin Energy common stock. M&I has not yet determined what action it will take with respect to WICOR common stock attributable to the plan accounts of participants who do not provide instructions. However, the solicitation materials provided to participants approximately 45 days before the anticipated date for the merger to become effective will identify the action M&I will take with respect to that stock. When the proceeds of the merger are received from Wisconsin Energy by M&I, M&I will in turn invest the applicable proceeds for the account of each participant. Any cash will automatically be invested in the Stable Value Fund, the default fund for the plans, and any Wisconsin Energy common stock will be invested in the company stock fund. Pursuant to the terms of the plans, the participants will thereafter be entitled to change their investment elections on a daily basis.

Exchange of WICOR Certificates; No Fractional Shares

   Wisconsin Energy will designate a bank or trust company reasonably acceptable to WICOR to act as Exchange Agent under the merger agreement. As of the effective time of the merger, Wisconsin Energy will deposit with the Exchange Agent, for the benefit of the holders of shares of WICOR common stock, for exchange through the Exchange Agent, cash and certificates representing the shares of Wisconsin Energy common stock issuable pursuant to the merger agreement in exchange for outstanding shares of WICOR common stock. That cash and those certificates for shares of Wisconsin Energy common stock, together with any dividends or distributions and together with any cash to be paid for fractional share interests, will be held as an exchange fund by the Exchange Agent until paid to the former WICOR shareholders or otherwise transferred as described in this section.

   Approximately 45 calendar days before the anticipated effective time of the merger, Wisconsin Energy will cause the Exchange Agent to mail to each holder of record of a stock certificate representing WICOR shares a form of election and letter of transmittal and instructions for surrendering the WICOR stock certificate in exchange for cash or shares of Wisconsin Energy common stock or both. Nominees, trustees and others who hold shares of WICOR common stock in representative capacities may submit multiple forms of election so long as each election form covers all of the shares of WICOR common stock held for a particular beneficial owner.

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   Please note that shareholders of WICOR should not submit their WICOR stock certificates for exchange until the letter of transmittal and form of election, with instructions, are received.

   Upon surrender of a WICOR stock certificate for cancellation to the Exchange Agent, together with a duly executed form of election and letter of transmittal and any other documents the Exchange Agent may reasonably require, the holder of a WICOR stock certificate will be entitled to receive in exchange:

  . a certificate representing that number of whole shares of Wisconsin
    Energy common stock into which the shares of WICOR common stock formerly represented by the WICOR stock certificate surrendered have been converted in the merger and cash in lieu of any fractional share of Wisconsin Energy common stock to which such holder would otherwise be entitled;

  . cash into which the shares of WICOR common stock formerly represented by the WICOR stock certificate surrendered have been converted in the merger; or

  . a combination of cash and shares of Wisconsin Energy common stock;

and the surrendered WICOR stock certificate will be canceled, all as more fully described below.

   At the effective time of the merger, the stock transfer books of WICOR will be closed and there will be no further registration of transfers of shares of WICOR common stock thereafter on the records of WICOR. After the effective time of the merger, the holders of WICOR stock certificates outstanding immediately prior to the effective time of the merger will cease to have any rights with respect to the shares of WICOR common stock formerly represented by those certificates except as otherwise provided in the merger agreement or by law.

   In the event of a transfer of ownership of shares of WICOR common stock which is not registered in the transfer records of WICOR, a certificate representing the proper number of shares of Wisconsin Energy common stock, a check in the proper amount of cash that the holder is entitled to receive in respect of the WICOR shares pursuant to the merger agreement, and any cash in lieu of a fractional share, will be delivered to the transferee if the WICOR stock certificate which represented the shares of WICOR common stock is presented to the Exchange Agent, accompanied by all documents required to make the transfer and by evidence that any applicable stock transfer taxes have been paid.

   Until surrendered as contemplated by the merger agreement after the merger, each WICOR stock certificate will represent only the right to receive the merger consideration in cash or shares of Wisconsin Energy common stock, or both, and cash in lieu of any fractional share interest as contemplated by the merger agreement.

   Wisconsin Energy will not pay dividends or make other distributions to the holder of any unsurrendered WICOR stock certificate with respect to any shares of Wisconsin Energy common stock represented by the WICOR stock certificate after the merger, and no cash payment, including cash in lieu of a fractional share, will be paid to the holder, until the holder sends in the WICOR stock certificate. Subject to the effect of any applicable law, after we receive a WICOR stock certificate, we will promptly pay to the holder of the certificate, without interest:

  . the amount of any cash payable with respect to the surrendered WICOR stock certificate, including cash with respect to any fractional share of Wisconsin Energy common stock to which the holder is otherwise entitled; and

  . the amount of any such dividends or distributions to which the holder is entitled.

   All shares of Wisconsin Energy common stock issued and cash paid upon conversion of the WICOR common stock in accordance with the terms of the merger agreement, and any cash paid in lieu of fractional share interests, will be issued and paid in full satisfaction of all rights pertaining to the WICOR common stock.

   Wisconsin Energy will not issue fractional shares of its common stock in the merger. Instead, all fractional share interests of a holder of more than one WICOR stock certificate will be combined to maximize the number of whole shares of Wisconsin Energy common stock to be issued and minimize the fractional interests to be paid in cash. If a fractional share interest results after the combination, Wisconsin Energy will pay the holder of

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

a fractional share interest an amount in cash equal to the product obtained by multiplying the fractional share interest by the average of the closing price per share of Wisconsin Energy common stock as reported on the NYSE Composite Tape on each of the 10 consecutive trading days ending on and including the fifth trading day immediately preceding the closing date of the merger. Promptly after the Exchange Agent determines the amount of cash to be paid to holders of fractional share interests, the Exchange Agent will notify Wisconsin Energy and Wisconsin Energy will deliver the cash to the Exchange Agent to be paid to the holders as provided in the merger agreement.

   If any portion of the exchange fund hasn't been paid or delivered to the WICOR shareholders 12 months after the effective time of merger, Wisconsin Energy will be entitled to receive it upon demand. If that occurs, any WICOR shareholders who have not yet delivered their WICOR stock certificates to the Exchange Agent must instead look only to Wisconsin Energy for payment of their claim for cash or shares of Wisconsin Energy common stock, or both, and any dividends or distributions with respect to Wisconsin Energy common stock. Neither the Exchange Agent nor any party to the merger agreement will be liable to any WICOR shareholder for any property delivered to any public official pursuant to any abandoned property, escheat or similar law.

   Wisconsin Energy will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement to any WICOR shareholder any amount that Wisconsin Energy is required to deduct and withhold under any provision of federal, state, local or foreign tax law. Any withheld amounts will be treated for all purposes of the merger agreement as having been paid to the WICOR shareholder in respect of which the deduction and withholding was made by Wisconsin Energy.

Effect of the Merger on the WICOR Plan

   Upon completion of the merger, WICOR's Direct Stock Purchase and Dividend Reinvestment Plan (the "WICOR Plan") will terminate and participants in the plan will be enrolled in Wisconsin Energy's Stock Plus Investment Plan (the "Wisconsin Energy Stock Plus"). Wisconsin Energy shares issued in exchange for WICOR shares held by the WICOR Plan will be held in book-entry form by the administrator of the Wisconsin Energy Stock Plus and cash dividends paid by Wisconsin Energy on those shares will be reinvested in additional Wisconsin Energy shares. Participants in the Wisconsin Energy Stock Plus can obtain certificates for their plan shares, change dividend reinvestment levels, make additional cash investments or withdraw from the plan by following specified procedures. WICOR Plan participants will receive more information on the Wisconsin Energy Stock Plus in connection with the completion of the merger.

   ChaseMellon Shareholder Services LLC, as administrator of the WICOR Plan, is the holder of record of the shares of WICOR common stock beneficially owned by participants in the WICOR Plan. Approximately 45 days before the anticipated date for the merger to become effective and in conjunction with the distribution of election materials to holders of record of WICOR common stock, ChaseMellon will solicit the instructions of each WICOR Plan participant concerning the cash or stock decision with respect to the portion of the WICOR common stock attributable to that participant's WICOR Plan account. ChaseMellon will then aggregate all of the participant directions and elect on behalf of the WICOR Plan the portion of WICOR common stock to be converted into cash and the portion to be converted into Wisconsin Energy common stock. Participants in the WICOR Plan who do not provide timely instructions to ChaseMellon concerning the cash or stock election will be treated as not having a preference between receiving cash or stock. When the proceeds of the merger are received from Wisconsin Energy by ChaseMellon, ChaseMellon will in turn forward any cash proceeds directly to the applicable participants, and will forward any shares of Wisconsin Energy common stock directly to the administrator of the Wisconsin Energy Stock Plus on the participants' behalf.

   Accounts established under the Wisconsin Energy Stock Plus for participants in the WICOR Plan and for other WICOR shareholders who elect to establish a Wisconsin Energy Stock Plus account in connection with the merger will be credited with the number of whole shares and any fractional share of Wisconsin Energy common stock resulting from the conversion of these persons' WICOR shares in the merger, instead of having any fractional share interest paid in cash.

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Assumption and Conversion of WICOR Stock Options and Stock-Based Awards

   At the effective time of the merger, each outstanding option to purchase shares of WICOR common stock, whether vested or not vested, will be deemed to be assumed by Wisconsin Energy and thereafter to constitute an option to acquire shares of Wisconsin Energy common stock on the same terms and conditions as were applicable under the WICOR option. Each converted option will constitute the right to acquire the same number of shares of Wisconsin Energy common stock as the holder of the WICOR option would have been entitled to receive pursuant to the merger had the holder exercised the WICOR option in full immediately prior to the merger and received entirely Wisconsin Energy common stock (rounded to the nearest whole number). The exercise price per share will be rounded to the nearest whole cent and will be equal to:

  . the aggregate exercise price for the shares of WICOR common stock otherwise purchasable pursuant to the WICOR option; divided by

  . the number of full shares of Wisconsin Energy common stock deemed purchasable pursuant to the WICOR option as described above.

   At the effective time of the merger, each then outstanding equity-based award or account, including stock equivalents, stock units and restricted shares of WICOR common stock awarded after the date of the merger agreement but excluding stock options, will be deemed to have been assumed by Wisconsin Energy and thereafter will be deemed to be an award or account on the same terms and conditions as were applicable under the WICOR award. The converted award will constitute the number (rounded to the nearest whole number) of shares or phantom shares, as the case may be, of Wisconsin Energy common stock equal to the product of the number of WICOR shares or phantom shares times the exchange ratio for converting WICOR common stock into Wisconsin Energy common stock in the merger.

   The restrictions applicable to awards of restricted stock that were outstanding on June 27, 1999 (the date of the merger agreement), will cease at the effective time of the merger, and the resulting unrestricted shares will be converted in the merger into cash or shares of Wisconsin Energy common stock, or both, as described above. See "--Elections to Receive Cash or Stock; Conversion of Shares in the Merger."

   At the effective time of the merger, Wisconsin Energy will assume each WICOR option and award in accordance with the terms of the WICOR plan or agreement under which it was issued or granted, adjusted as described above. Options that were issued before June 27, 1999, will all become fully vested. Wisconsin Energy will take all corporate action necessary to reserve for issuance a sufficient number of shares of Wisconsin Energy common stock for delivery upon exercise of the WICOR options and awards. Wisconsin Energy will file a registration statement or a post-effective amendment to a registration statement to register the Wisconsin Energy common stock subject to the WICOR options and awards where registration is necessary to permit issuance of the shares free of restrictive legends under the federal securities laws, and will use its reasonable best efforts to keep that registration statement effective for so long as the WICOR options or awards remain outstanding.

   As of the WICOR record date, there were WICOR options outstanding to purchase an aggregate of 2,833,637 shares of WICOR common stock, of which options to purchase 1,649,833 shares were vested and options to purchase 1,183,804 shares were not vested. All of the non-vested options were granted prior to June 27, 1999, and will vest automatically at the effective time of the merger. On the same date, there were WICOR awards for an aggregate of 72,400 shares of restricted common stock, all of which were granted prior to June 27, 1999. The restrictions applicable to all of these shares will lapse automatically at the effective time of the merger.

Regulatory Requirements and Approvals

   Before we complete the merger, we must obtain the necessary regulatory approvals, as described below. We currently expect to receive those approvals in time for the transaction to be completed by the Spring of 2000.

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   State Approvals and Related Matters. Wisconsin Gas is regulated as a public utility in the State of Wisconsin and is subject to the jurisdiction of the Public Service Commission of Wisconsin (the "Wisconsin Commission").

   Wisconsin Electric is regulated as a public utility in the States of Wisconsin and Michigan and is subject to the jurisdiction of the Wisconsin Commission and the Michigan Public Service Commission (the "Michigan Commission"). Edison Sault is regulated as a public utility in the State of Michigan and is subject to the jurisdiction of the Michigan Commission.

   As a result of its ownership of Wisconsin Electric, Wisconsin Energy is a public utility holding company (a "holding company") under Section 196.795 of the Wisconsin Statutes, Wisconsin's public utility holding company law (the "Wisconsin Holding Company Act"), and is subject to the jurisdiction of the Wisconsin Commission as such. As a result of its ownership of Wisconsin Gas, WICOR is also a public utility holding company and is subject to the jurisdiction of the Wisconsin Commission. However, it is exempt from certain provisions of the Wisconsin Holding Company Act as a "grandfathered" holding company formed before the November 28, 1985 effective date of that Act.

   The Wisconsin Holding Company Act prohibits any person from forming a holding company, or acquiring or holding more than 10% of the outstanding voting securities of a holding company, without prior approval of the Wisconsin Commission. Accordingly, the merger requires the prior approval of the Wisconsin Commission under the Wisconsin Holding Company Act because it will result in Wisconsin Energy acquiring all of the outstanding voting securities of WICOR. Wisconsin Energy filed an application with the Wisconsin Commission for approval of the merger on July 20, 1999. In its application, Wisconsin Energy has asked the Wisconsin Commission to permit it to recover the portion of the acquisition premium that Wisconsin Energy will pay in the merger which is attributable to WICOR's regulated utility assets. Recovery of the acquisition premium would not require any increase in rates. Wisconsin Energy proposes only that the Wisconsin Commission continue to apply to Wisconsin Energy the principle stated by its staff and applied previously by the Wisconsin Commission, which is that the acquiror, Wisconsin Energy, should be allowed to retain the anticipated net cost savings that result from the merger for a period of time adequate to recover the acquisition premium it is paying to make those savings possible.

   In order to approve the merger, the Wisconsin Commission must determine, after investigation and an opportunity for hearing, that the merger is in the best interests of utility consumers, investors and the public. The Wisconsin Commission may attach to its approval conditions that it deems necessary, including mechanisms for sharing benefits from the merger. No approval or authorization of the Michigan Commission is required for the merger.

   The following is a brief summary of some other provisions of the Wisconsin Holding Company Act that apply to Wisconsin Energy.

   The Wisconsin Commission, if it finds the capital of any public utility affiliate will be impaired by payment of a dividend, may order the utility affiliate to limit or cease payment of dividends to the holding company. Various transactions by a public utility affiliate with others in the holding company system are prohibited, including lending money, guaranteeing obligations, combining advertising, providing utility service on terms different from those for other consumers in the same class, and, without Wisconsin Commission approval after it is established that the utility affiliate will be paid at fair market value, certain sales or leases of real property and use of services of utility employees.

   The Wisconsin Holding Company Act limits non-utility diversification for most utility holding companies, including Wisconsin Energy. Stated generally, the book value of the assets as of December 31 of each year (net of valuation accounts such as depreciation and excluding investments in system affiliates) of all non-utility affiliates may not exceed the sum of:

  . 25% of the book value of the assets of all public utility affiliates engaged in the generation, transmission or distribution of electric power;

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  . a percentage, to be determined by the Wisconsin Commission, but not less than 25%, of the book value of all assets of all public utility affiliates engaged in providing utility service other than the generation, transmission or distribution of electric power; and

  . for public utility affiliates which engage in the provision of more than one type of utility service, such as Wisconsin Electric, a percentage, to be determined by the Wisconsin Commission, but not less than 25%, of the book value of all assets devoted to providing utility service other than the generation, transmission or distribution of electric power, plus 25% of all of its remaining assets.

   At December 31, 1998, the book value of the assets of Wisconsin Energy's non-utility affiliates was approximately 12% of the book value of Wisconsin Energy's utility affiliates. At June 30, 1999 (after the acquisition of the United Illuminating assets by a non-utility subsidiary), the book value of the assets of Wisconsin Energy's non-utility affiliates approximated 21% of the book value of the assets of Wisconsin Energy's utility affiliates. As a grandfathered holding company, WICOR is not subject to the same limits. By way of a separate order, the Wisconsin Commission has limited WICOR's non-utility investments to not more than 60% of WICOR's total capitalization calculated using a 13-month rolling average. As of June 30, 1999, WICOR's non-utility investments were approximately 39% of its total capitalization, and it could invest an additional $344 million in non-utility assets without exceeding the 60% limitation. The effect of these non-utility diversification limitations after the merger will depend upon how they are interpreted to apply and upon the outcome of the legislative initiative to modify these limitations discussed below. Without favorable regulatory treatment or legislation, the combined company might be required to divest some assets or might be more limited in acquiring additional non-utility assets in the future.

   Wisconsin Energy is currently working with a broad-based group in an effort to modify the asset cap provisions of the Wisconsin Holding Company Act. Legislation is pending in both state legislative chambers which would provide substantial flexibility to Wisconsin utility holding companies to engage in certain non-utility businesses without the asset cap's restrictions on growth. This flexible treatment would be available to a utility holding company that transferred its electric utility transmission assets to a for-profit company, the purpose of which would be to construct and maintain the electric transmission system in Wisconsin. Each utility would own a share of the new company proportional to the relative value of its asset contribution. This legislation has the support of a broad-based coalition of utilities, consumer groups, public power advocates, labor unions and state officials. It is being considered as part of the biannual budget process currently underway in the legislature. However, we cannot assure you that the current asset cap restrictions will be modified or that the restrictions will not affect Wisconsin Energy's future non-utility diversification activities.

   In addition, the Wisconsin Holding Company Act requires the Wisconsin Commission to periodically investigate the impact of the operation of the holding company system on every public utility affiliate in the system. The purpose of the investigation is to determine whether each non-utility affiliate does, or can reasonably be expected to, foster business activities or develop or operate commercial or industrial parks in the service territory of any public utility affiliate, promote energy conservation or conduct a business functionally related to the provision of utility service or the development of energy resources. This requirement applies to Wisconsin Energy, but it does not currently apply to WICOR.

   The Wisconsin Commission also is authorized to order a holding company to terminate its interest in a public utility affiliate if the Wisconsin Commission finds that, based upon clear and convincing evidence, termination of the interest is necessary to protect the interest of utility investors in a financially healthy utility and the interest of consumers in reasonably adequate utility service at a just and reasonable price.

   Public Utility Holding Company Act. Wisconsin Energy and WICOR are each a holding company that is exempt from most provisions of the federal Public Utility Holding Company Act of 1935. However, Wisconsin Energy is required to obtain SEC approval to indirectly acquire the voting securities of Wisconsin Gas in the merger.

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

   Accordingly, the SEC must approve the merger under the Public Utility Holding Company Act. We expect to file our application for that approval by the end of August, 1999.

   The Public Utility Holding Company Act directs the SEC to approve the merger unless it finds that (1) the merger would tend to create detrimental interlocking relations or a detrimental concentration of control, (2) the consideration to be paid in the merger is not reasonable, or (3) the merger would unduly complicate the capital structure of the holding company system after the merger or would be detrimental to the proper functioning of that holding company system. The SEC must also find that the merger complies with applicable state law, tends toward the development of an integrated public utility system and otherwise conforms to the Public Utility Holding Company Act's integration and corporate simplification standards.

   The Public Utility Holding Company Act requires the registration of entities that are holding companies and are not otherwise exempt from the registration requirements. It pervasively regulates the activities of registered holding companies and their subsidiaries. Wisconsin Energy is currently exempt from the registration and other requirements of the Public Utility Holding Company Act, other than the requirement for prior SEC approval of the acquisition of 5% or more of the voting securities of a public utility company. WICOR is also an exempt holding company subject to the same exception. The basis of the exemption for Wisconsin Energy and WICOR is that each of them and their public utility subsidiaries are predominantly intrastate in character and carry on their business substantially in a single state in which they are organized-- Wisconsin. The SEC may revoke the exemption if it finds the exemption to be detrimental to the public interest or the interest of investors or consumers. At this time, several legislative initiatives are being considered in the United States Congress that would, among other things, repeal the Public Utility Holding Company Act.

   WICOR and Wisconsin Gas are both Wisconsin corporations and the service territory of Wisconsin Gas is wholly within Wisconsin. Accordingly, we believe that, after the merger, Wisconsin Energy will continue to qualify for its current exemption under the Public Utility Holding Company Act and that WICOR will also continue to be an exempt holding company.

   Our application to obtain SEC approval of the merger will also request the SEC to confirm that, following the merger, we will be entitled to maintain our respective exemptions from registration under the Public Utility Holding Company Act. Wisconsin Energy's obligation to complete the merger is conditioned upon the continuation of its status as an exempt holding company.

   Federal Power Act. We do not believe that the merger is subject to review by the Federal Energy Regulatory Commission ("FERC") under the Federal Power Act. The Federal Power Act requires FERC approval if a public utility seeks to directly or indirectly sell or otherwise dispose of its facilities subject to FERC jurisdiction of a value in excess of $50,000 or to merge or consolidate those facilities with those of any other person or acquire any security of any other public utility without first having obtained authorization from the FERC. Assets subject to FERC jurisdiction are defined as facilities for the transmission of electric energy in interstate commerce or for the sale of electric energy at wholesale in interstate commerce or books and records for transmission or wholesale sales in interstate commerce. A "public utility" is defined under the Federal Power Act as any person who owns or operates facilities subject to the jurisdiction of the FERC, with certain exceptions not relevant here.

   One of WICOR's subsidiaries has an electric power marketing tariff which is a FERC jurisdictional asset. The WICOR subsidiary has never made sales of electricity pursuant to its FERC tariff, and consequently the value of the subsidiary's jurisdictional facilities should not exceed $50,000. In addition, WICOR has filed with FERC to cancel its tariff. If it is determined that FERC approval is required for the merger, we believe that approval should be obtained within the same time frame as the other regulatory approvals.

   Antitrust Clearance. The Hart-Scott-Rodino Antitrust Improvements Act and the related rules and regulations provide that acquisition transactions like the merger may not be completed until specified information has been submitted to the Antitrust Division of the United States Department of Justice and the Federal Trade Commission and specified waiting period requirements have been satisfied. Wisconsin Energy

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

and WICOR will file appropriate notifications under the HSR Act. The waiting period under the HSR Act expires or terminates 30 days after the filing unless early termination is received or a request for additional information is made by either the Antitrust Division or the FTC. The expiration or early termination of the HSR Act waiting period does not preclude the Antitrust Division or the FTC, or any state, from challenging the merger on antitrust grounds at any time before or after the effective time of the merger. Private persons may also seek to take legal action under the antitrust laws under certain circumstances.

   If the merger is not completed within 12 months after the expiration or early termination of the initial HSR Act waiting period, we would be required to submit new information to the Antitrust Division and the FTC, and a new HSR Act waiting period would have to expire or be earlier terminated before the merger could be completed.

   Other. Under the merger agreement, each party has agreed to take all reasonable actions necessary to obtain, and to cooperate with the other parties in obtaining, any consent, authorization, order or approval of, or any exemption by, any governmental entity or other public or private person required to be obtained in connection with the merger. To the parties' present knowledge, the satisfaction of the HSR Act notification requirements, the requirement that the registration statement shall have been declared effective under the Securities Act, the approval of the Wisconsin Commission under the Wisconsin Holding Company Act and the approval of the SEC under the Public Utility Holding Company Act are the only material regulatory requirements applicable to the merger.

   We believe that we will receive the requisite regulatory approvals for the merger, but there can be no assurance that those approvals will be received or that, if received, the approvals will be obtained on terms which satisfy the applicable conditions to the merger agreement. In this regard, Wisconsin Energy may choose to not complete the merger in the event that regulatory approvals are received, but those regulatory approvals impose conditions which in Wisconsin Energy's reasonable judgment are materially adverse to the WICOR Companies or the Wisconsin Energy Companies. See "--Conditions to the Merger."

   If the merger were to require filings and approvals in certain foreign jurisdictions where Wisconsin Energy or WICOR does business, the parties would expect to make the required filings and to receive all necessary approvals. If it appears that any approval which Wisconsin Energy and WICOR deem to be material will not be obtained by the anticipated effective time of the merger, the parties may, subject to the provisions of the merger agreement, delay the effective time until the approvals are obtained.

Resale of Wisconsin Energy Common Stock

   All shares of Wisconsin Energy common stock received by WICOR shareholders in the merger will be freely transferable, except that shares of Wisconsin Energy common stock received by persons who are deemed to be "affiliates" (as that term is defined under the Securities Act) of Wisconsin Energy or WICOR prior to the merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Wisconsin Energy or WICOR generally include their executive officers and directors as well as their principal shareholders. The merger agreement requires WICOR to use reasonable best efforts to cause each of its affiliates to execute a written letter agreement in substantially the form attached to the merger agreement to the effect that the affiliate will not sell, assign or transfer any of the shares of Wisconsin Energy common stock received pursuant to the merger except as permitted by the Securities Act and the rules and regulations of the SEC thereunder. It is a condition to the obligations of Wisconsin Energy to complete the merger that Wisconsin Energy shall have received the required letter agreement from each person who is an affiliate of WICOR.

   This joint proxy statement/prospectus does not cover resales of Wisconsin Energy common stock received by any person who may be deemed to be an affiliate of Wisconsin Energy or WICOR.

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Accounting Treatment

   The merger is expected to be accounted for as a purchase of WICOR by Wisconsin Energy in accordance with generally accepted accounting principles. Under this method of accounting, the merger consideration will be allocated to the fair value of the net assets acquired. The amount by which the total merger consideration received by WICOR shareholders plus the total liabilities of WICOR as of the effective time of the merger exceeds the fair market value of its identifiable assets will initially be allocated to goodwill by Wisconsin Energy for accounting purposes, or to an acquisition adjustment account if reported in regulatory accounts.

             CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

   The following is a discussion of certain material federal income tax consequences of the merger to Wisconsin Energy, WICOR and the holders of WICOR common stock who are citizens or residents of the United States or that are domestic corporations. This discussion is for general information only and does not address all tax consequences of the merger. The summary may not apply to WICOR shareholders in special situations (such as dealers in securities or currencies, traders in securities, financial institutions, tax-exempt organizations, insurance companies, persons holding shares of WICOR common stock as part of a hedging, "straddle," conversion or other integrated transaction, non-United States persons, persons whose functional currency is not the United States dollar or persons who acquired their shares of WICOR common stock pursuant to the exercise of employee stock options or warrants, or otherwise as compensation). The discussion assumes that the shares of WICOR common stock are held as capital assets. In addition, no information is provided with respect to the tax consequences of the merger under applicable foreign, state or local laws.

   The completion of the merger is conditioned upon the receipt by WICOR of an opinion from Foley & Lardner prior to the mailing of the joint proxy statement/prospectus and the opinion not having been withdrawn or materially modified prior to the closing date that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and that Wisconsin Energy, CEW Acquisition and WICOR will each be a party to that reorganization within the meaning of Section 368(b) of the Code. Foley & Lardner has provided its opinion based upon the assumption that Wisconsin Energy selects a stock percentage of at least 40% and certain other customary assumptions and representations of fact, including representations of fact contained in letters of Wisconsin Energy and WICOR to Foley & Lardner, all of which must be true, correct and complete in all material respects as of the effective time of the merger. No ruling has been sought from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger. Although the Internal Revenue Service ordinarily does not give rulings on merger transactions, its ruling policy would require that at least 50% of the consideration to be paid in the merger be in the form of Wisconsin Energy stock for the merger to be a tax-free reorganization. However, the IRS's ruling policy is not necessarily its interpretation of existing law, and there are court decisions that have upheld tax-free reorganization treatment where less than 40% of the consideration was in the form of stock. The opinion of Foley & Lardner is not binding upon the Internal Revenue Service or any court. Accordingly, we cannot assure you that the Internal Revenue Service will not contest the conclusions expressed in Foley & Lardner's opinion or, if it does so, that a court will not agree with the IRS's position.

   Assuming the merger will qualify as a reorganization, no gain or loss will be recognized by Wisconsin Energy, CEW Acquisition or WICOR as a result of the merger. The pre-merger holders of Wisconsin Energy stock will not recognize gain or loss as a result of the merger.

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   The following discussion addresses certain federal income tax consequences of the merger to a WICOR shareholder, assuming that the merger will qualify as a reorganization.

Only Shares of Wisconsin Energy Common Stock Received

   Except as discussed below with respect to cash received in lieu of a fractional share of Wisconsin Energy common stock, a WICOR shareholder that receives only shares of Wisconsin Energy common stock in exchange for the holder's shares of WICOR common stock will not recognize gain or loss. The tax basis of the shares of Wisconsin Energy common stock received in the merger will be the same as the tax basis of the shares of WICOR common stock exchanged in the merger. The holding period of the shares of Wisconsin Energy common stock received will include the holding period of shares of WICOR common stock exchanged in the merger.

Only Cash Received

   A WICOR shareholder that receives solely cash in the merger in exchange for the shareholder's shares of WICOR common stock generally will recognize capital gain or loss measured by the difference between the amount of cash received with respect to each share of WICOR common stock and the tax basis of each share of WICOR common stock exchanged in the merger. If, however, any such shareholder actually or constructively owns shares of Wisconsin Energy common stock after the merger (as the result of constructive ownership of shares of WICOR common stock that are exchanged for shares of Wisconsin Energy common stock in the merger, prior, actual or constructive ownership of shares of Wisconsin Energy common stock, or otherwise), the cash received by the shareholder may, in certain circumstances, be taxed as a dividend. The circumstances under which dividend treatment may apply and the resulting consequences are similar to those discussed under "--Shares of Wisconsin Energy Common Stock and Cash Received--Treatment of Gain Recognized," except that the amount treated as a dividend would not be limited to the amount of the shareholder's gain recognized in the transaction, and it is possible that there would be some variation in the manner in which the tests under Section 302 of the Code would be applied. See also "--Effect of Overlapping or Constructive Ownership," for a general discussion of the effect of a shareholder's overlapping ownership on the dividend/capital gain issue.

Shares of Wisconsin Energy Common Stock and Cash Received

   General. Except as discussed below with respect to cash received in lieu of a fractional share of Wisconsin Energy common stock, a WICOR shareholder that receives both shares of Wisconsin Energy common stock and cash in the exchange for shares of WICOR common stock will not recognize loss in the exchange. However, under Section 356(a)(1) of the Code, the shareholder will recognize gain (if any) with respect to each share of WICOR common stock exchanged (measured by the sum of the fair market value of the portion of a share of Wisconsin Energy common stock received for the share of WICOR common stock, plus the amount of any cash received for the share of WICOR common stock, minus the tax basis of such share of WICOR common stock) but only to the extent of the amount of any cash received in exchange for the share of WICOR common stock.

   A WICOR shareholder may receive both shares of Wisconsin Energy common stock and cash as the result of (a) making an election to receive some shares and some cash, (b) making an election to receive all shares and being prorated (if the election to receive all shares is oversubscribed), (c) making an election to receive all cash and being prorated (if the election to receive all cash is oversubscribed) or (d) failing to make any election (and neither the election to receive all cash or all shares is oversubscribed).

   Treatment of Gain Recognized. Any gain recognized will be taxed as either gain from the sale or exchange of stock (i.e., capital gain) or as a dividend (to the extent of the shareholder's ratable share of earnings and profits), based upon whether, in the transaction described in the next sentence, the shareholder's interest in Wisconsin Energy was reduced sufficiently so that the cash received was not treated as a dividend under the tests of Section 302 of the Code. For purposes of this determination, a WICOR shareholder will be treated as if the shareholder had engaged in a hypothetical transaction in which the shareholder and all other WICOR

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shareholders (a) received solely shares of Wisconsin Energy common stock in exchange for all of their shares of WICOR common stock, and (b) thereafter had a portion of the shares of Wisconsin Energy common stock redeemed for the cash portion of the merger consideration. A WICOR shareholder's hypothetical interest in Wisconsin Energy after step (a) is compared to the shareholder's interest in Wisconsin Energy subsequent to the deemed redemption in step (b). In each case, subject to limited exceptions, shares of Wisconsin Energy common stock actually or constructively owned (under the constructive ownership rules described in "--Effect of Overlapping or Constructive Ownership" below) by the shareholder will be considered owned for purposes of applying this test, even if the shares of Wisconsin Energy common stock were not received or deemed received in the merger. If a shareholder is subjected to dividend treatment, the entire cash portion of the merger consideration received by the shareholder will be treated as a dividend to the extent of the shareholder's ratable share of earnings and profits.

   Under Section 302(b) of the Code, a distribution in redemption of stock will not be treated as a dividend if, insofar as is here pertinent, (1) the shareholder's interest in Wisconsin Energy is completely terminated as a result of the transaction, (2) the shareholder's percentage interest in Wisconsin Energy is reduced more than 20% in the redemption described above and after considering all similar redemptions of other shareholders, or (3) the shareholder's interest was "meaningfully reduced" by virtue of such redemption (collectively, the "302 Tests"). While prong (3) of the 302 Tests requires a determination based on a shareholder's particular facts and circumstances, the IRS has indicated in published rulings that a distribution that results in any actual reduction in interest of an extremely small, minority shareholder in a publicly held corporation will meaningfully reduce the shareholder's interest in the corporation, if the shareholder exercises no control with respect to corporate affairs.

   Application of 302 Tests--General. The application of the 302 Tests to a shareholder that receives a combination of cash and Wisconsin Energy common stock will depend upon, in addition to the type of election made by the shareholder, the extent to which (1) the cash or stock portion of the merger consideration is oversubscribed, (2) the shareholder actually or constructively owns after the merger any shares of Wisconsin Energy common stock which the shareholder did not receive, actually or constructively, in the merger (e.g., shares of Wisconsin Energy common stock which the shareholder owned actually or constructively before the merger) and (3) the shareholder constructively owns shares of WICOR common stock immediately prior to the effective time of the merger.

   Effect of Overlapping or Constructive Ownership. A WICOR shareholder that
(a) actually or constructively owns after the merger any shares of Wisconsin Energy common stock which the shareholder did not receive, actually or constructively, in the merger (e.g. shares of Wisconsin Energy common stock which the shareholder owned actually or constructively before the merger), or
(b) constructively owns shares of WICOR common stock immediately prior to the effective time of the merger or shares of Wisconsin Energy common stock immediately after the effective time of the merger, will be required to take those shares into account for purposes of applying the 302 Tests. Under the applicable constructive ownership rules of Section 318 of the Code, a shareholder will, in general, be treated as owning shares that are owned by certain family members and other related entities, or that are subject to options owned or deemed owned by the person. The actual or constructive ownership of shares of WICOR common stock may, in some circumstances, have the effect of causing a WICOR shareholder that would otherwise qualify for capital gain treatment under the 302 Tests to fail to qualify and subject the shareholder to dividend treatment on the entire cash portion of the merger consideration paid to the shareholder (to the extent of the shareholder's ratable share of earnings and profits), even if the shareholder receives solely cash in the merger. Therefore, WICOR shareholders that (1) constructively own shares of WICOR common stock or (2) actually or constructively own shares of Wisconsin Energy common stock should consult their tax advisors as to the tax consequences of receiving cash, whether the shareholder intends to make a cash election, a stock election or a part cash and part stock election.

   Treatment of Dividends to Corporate Shareholders. To the extent that cash received in exchange for shares of WICOR common stock is treated as a dividend to a corporate shareholder, the corporate shareholder will be (a) eligible for a dividends received deduction (subject to applicable limitations) and (b) subject to the "extraordinary dividend" provisions of the Code. Any cash which is treated as a dividend to a corporate

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shareholder will constitute an extraordinary dividend, except as otherwise provided in Treasury regulations which have yet to be adopted. Consequently, the non-taxed portion of any such dividend would reduce a corporate shareholder's adjusted tax basis in the shares of Wisconsin Energy common stock received in the merger, but not below zero, and would thereafter be taxable as capital gain.

   Tax Basis and Holding Period of Shares of Wisconsin Energy Common Stock Received in the Merger. The tax basis of each share of Wisconsin Energy common stock received in the merger will be the same as the tax basis of the shares of WICOR common stock exchanged, increased by the amount of gain recognized on the exchange with respect to those shares of WICOR common stock (including any such gain that is treated as a dividend), decreased by any portion of the shares of WICOR common stock which are converted into cash in lieu of receipt of a fractional share of Wisconsin Energy common stock, and further decreased by the amount of cash received with respect to the shares of WICOR common stock (other than cash received in lieu of a fractional share interest). As discussed above, corporate shareholders are subject to special adjustments with respect to the portion of any cash received in the merger which is taxable as a dividend. See "--Treatment of Dividends to Corporate Shareholders." The holding period of the shares of Wisconsin Energy common stock received will include the holding period of the shares of WICOR common stock exchanged in the merger.

Fractional Shares

   If a WICOR shareholder receives cash in lieu of a fractional share of Wisconsin Energy common stock in the merger, the cash amount will be treated as received in exchange for the fractional share of Wisconsin Energy common stock. Gain or loss recognized as a result of that exchange will be equal to the cash amount received for the fractional share of Wisconsin Energy common stock reduced by the proportion of the shareholder's tax basis in shares of WICOR common stock exchanged and allocable to the fractional share of Wisconsin Energy common stock.

Only Cash Issued in the Merger

   If only cash is issued to WICOR shareholders in the merger, the WICOR shareholders generally will recognize capital gain or loss measured by the difference between the amount of cash received with respect to each share of WICOR common stock and the tax basis of each share of WICOR common stock exchanged in the merger. The merger in such circumstances will be structured so that neither WICOR nor Wisconsin Energy will recognize gain or loss as a result of the merger and the basis of the assets of WICOR will not change. The holders of Wisconsin Energy stock will not recognize gain or loss as a result of the merger.

WICOR Companies' Employee Savings Plans

   The WICOR Companies maintain various employee benefit plans in which participant accounts may be invested in WICOR common stock. The instruction by a plan participant to Marshall & Ilsley Trust Company, the plan trustee, to convert that stock into cash, into Wisconsin Energy common stock, or partly into cash and partly into Wisconsin Energy stock pursuant to the merger will not result in a taxable event for the plan participant at the time of the merger. However, the decision may have a long-term tax impact on the participant.

   Under the terms of the plans, company stock may be distributed in kind at the election of the plan participant. In the event that company stock is distributed in kind as part of a benefit payment which qualifies as a "lump sum distribution" and the participant so elects, only the trust's original cost or basis of the company stock will be taxed at that time to the participant; any unrealized appreciation will not be taxed until such time as the company stock is disposed of in a subsequent taxable transaction. To the extent the gain recognized from the disposition does not exceed the net unrealized appreciation at the time of the distribution from the plan, the gain recognized will be taxed as long term capital gain. Any additional unrealized appreciation (i.e., growth in value subsequent to the distribution) will also be taxed as long term capital gain if the stock has been held for more than one year after the distribution date.


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   The net unrealized appreciation rules provide an option for a plan participant who receives company stock in a lump sum distribution. For any participant interested in maximizing the portion of share value that is attributed to "appreciation" as opposed to "basis" in the stock, the instruction to M&I concerning the election to convert the WICOR common stock into cash or Wisconsin Energy stock will be important. A conversion into cash and subsequent investment by the participant in Wisconsin Energy common stock will result in a new, presumably higher, basis and lower future appreciation. A conversion into Wisconsin Energy common stock will result in the transfer in basis by M&I from the participant's allocable interest in WICOR common stock to the participant's allocable interest in Wisconsin Energy common stock.

   The preceding discussion is intended only as a summary of certain federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, we urge WICOR shareholders to consult their own tax advisors as to the specific tax consequences to them of the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other applicable tax laws and the effect of any proposed changes in the tax laws.

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                                 THE COMPANIES

Wisconsin Energy

   Wisconsin Energy was incorporated in Wisconsin in 1981 and became a holding company in 1986. Its principal subsidiary is Wisconsin Electric Power Company, an electric, gas and steam utility. Wisconsin Energy also has subsidiaries engaged in various non-utility businesses. Wisconsin Energy's operations are conducted in the following four business segments.

  . Electric Operations: Wisconsin Energy's Wisconsin electric operations generate, transmit, distribute and sell electric energy in a territory of approximately 12,000 square miles with population estimated at 2,300,000 in southeastern (including the metropolitan Milwaukee area), east central and northern Wisconsin and in the Upper Peninsula of Michigan. In May 1998, Wisconsin Energy acquired Edison Sault Electric Company, an electric utility which serves approximately 21,000 residential, commercial and industrial customers in a territory of approximately 2,000 square miles in Michigan's eastern Upper Peninsula. Wisconsin Energy operates Wisconsin Electric and Edison Sault as separate utility subsidiaries within their existing historical service territories. Wisconsin Electric and Edison Sault continue to be separately regulated by their respective states.

  . Gas Operations: Wisconsin Energy's Wisconsin gas operations purchase, distribute and sell natural gas to retail customers and transport customer-owned gas in four distinct service areas of about 3,800 square miles in Wisconsin: west and south of the City of Milwaukee, the Appleton area, the Prairie due Chien area and portions of the counties in northern Wisconsin. The gas service territory, which has an estimated population of approximately 1,200,000, is largely within Wisconsin Electric's electric service area.

  . Steam Operations: Wisconsin Energy's steam operations generate, distribute and sell steam supplied by Wisconsin Electric's Valley and Milwaukee County Power Plants. Steam is used by customers for space heating and process applications in the metropolitan Milwaukee area.

  . Non-Utility Operations: Wisconsin Energy's non-utility operations seek to grow shareholder value by leveraging on their core competencies. Wisconsin Energy's non-utility subsidiaries are involved in various activities, among which are development, ownership and operation of electric generating facilities; waste/energy by-product utilization; and real estate development.

   Wisconsin Energy has its principal executive offices at 231 West Michigan Street, P.O. Box 2949, Milwaukee, Wisconsin 53201; telephone number (414) 221-2345. Additional information concerning Wisconsin Energy is included in the Wisconsin Energy documents filed with the SEC which are incorporated by reference in this joint proxy statement/prospectus. See "Where You Can Find More Information."

WICOR

   WICOR is a diversified holding company incorporated in Wisconsin in 1980 with two principal business groups: energy services and pump manufacturing.

   WICOR's energy services subsidiaries include:

  . Wisconsin Gas Company. Wisconsin Gas is the largest natural gas distribution public utility in Wisconsin with approximately 529,000 residential, commercial and industrial customers in 524 communities throughout Wisconsin. Its service area has a population of approximately two million people. Wisconsin Gas' total throughput of natural gas for 1998 was approximately 1,145,000 therms, with each therm equal to 100,000 BTUs. In 1998 Wisconsin Gas secured approximately 98% of all new residential heating, approximately 88% of existing residential and commercial retrofit and approximately 70% of all new commercial construction customers in its service territory, for a total net increase of 8,000 customers in 1998 and more than 43,000 since 1993.

  . WICOR Energy Services Company. WICOR Energy sells natural gas on a for-profit basis and supplies gas to many large interruptible customers. WICOR Energy operates primarily in Wisconsin.

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  . FieldTech, Inc. FieldTech provides meter reading, billing services and other technology services for natural gas, electric and water utilities in 13 states.

   WICOR's pump manufacturing subsidiaries include:

  . Sta-Rite Industries, Inc., WICOR's first manufacturing subsidiary, acquired in 1982.

  . SHURflo Pump Manufacturing Co., which was acquired by WICOR in 1993.

  . Hypro Corporation, which was acquired by WICOR in 1995.

   WICOR's manufacturing subsidiaries manufacture pumps and fluid processing and filtration equipment for residential, agricultural and industrial markets worldwide. In the United States, manufactured products include jet, centrifugal, sump, submersible and submersible turbine water pumps, water storage and pressure tanks, residential and in-line pool and spa filters, pool heaters and pump and tank systems. These products are used in a variety of markets including the drinking water delivery system, livestock watering, swimming pool, spa and hot tub, restaurant, recreational vehicle, marine, agricultural and industrial markets. Internationally, manufacturing and assembly are carried out in Australia, China, Germany, India, Italy, Mexico, and New Zealand. Products manufactured in the United States and these countries are sold in approximately 100 countries throughout the world. International products are generally similar to those sold in the United States, but in many instances have distinct features required for particular overseas markets.

   WICOR has its principal executive offices at 626 East Wisconsin Avenue, P.O. Box 334, Milwaukee, Wisconsin 53201; telephone (414) 291-7026. Additional information concerning WICOR is included in the WICOR documents filed with the SEC which are incorporated by reference in this joint proxy statement/prospectus. See "Where You Can Find More Information."

                 DESCRIPTION OF WISCONSIN ENERGY CAPITAL STOCK

   At September 9, 1999, the authorized capital stock of Wisconsin Energy consisted of 325,000,000 shares of common stock, $.01 par value per share, of which 117,589,619 shares were outstanding, and 15,000,000 shares of preferred stock, $.01 par value per share, of which none were outstanding. The following summary may not include all of the information that is important to you. If so, we encourage you to read Wisconsin Energy's restated articles of incorporation and bylaws and the appropriate provisions of the Wisconsin Business Corporation Law because they will govern your legal rights. See "Where You Can Find More Information."

Preferred Stock

   Under the Wisconsin Energy articles, subject to any approval of the SEC which may be required under the Public Utility Holding Company Act of 1935 should Wisconsin Energy become a registered holding company under that Act, the Wisconsin Energy board is authorized to divide the Wisconsin Energy preferred stock into series, to issue shares of any series and, within the limitations set forth in the Wisconsin Energy articles or prescribed by law, to fix and determine the relative rights and preferences of the shares of any series so established, including the dividend rate, redemption price and terms, amount payable upon liquidation, and any sinking fund provisions, conversion privileges and voting rights. There are no present plans to issue any Wisconsin Energy preferred stock.

Common Stock

   The holders of Wisconsin Energy common stock are entitled to receive any dividends that the Wisconsin Energy board may from time to time declare, subject to any rights of holders of Wisconsin Energy preferred stock, if any is issued. Each holder of Wisconsin Energy common stock is entitled to one vote per share on each matter submitted to a vote at a meeting of shareholders, subject to any class or series voting rights of holders of any Wisconsin Energy preferred stock. The holders of Wisconsin Energy common stock are not entitled to cumulate votes for the election of directors. In the event of any liquidation, dissolution or winding-up of Wisconsin Energy, the holders of Wisconsin Energy common stock, subject to any rights of the holders of

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any Wisconsin Energy preferred stock, will be entitled to receive the remainder, if any, of the assets of Wisconsin Energy after the discharge of its liabilities. Holders of Wisconsin Energy common stock are not entitled to preemptive rights to subscribe for or purchase any part of any new or additional issue of stock or securities convertible into stock. The Wisconsin Energy common stock does not have any redemption provisions or conversion rights.

   The shares of Wisconsin Energy common stock to be issued pursuant to the terms of the merger agreement, when so issued, will be fully paid and nonassessable. Shareholders are subject to potential personal liability under section 180.0622(2)(b) of the Wisconsin Business Corporation Law, as judicially interpreted, for debts owing to employees of the company for services performed for the company, but not exceeding six months' service in any one case.

   Wisconsin Energy's ability to pay dividends depends primarily upon the ability of its subsidiaries to pay dividends or otherwise transfer funds to it. Various financing arrangements, charter provisions and regulatory requirements may impose restrictions on the ability of Wisconsin Energy's public utility subsidiaries to transfer funds to Wisconsin Energy in the form of cash dividends, loans or advances. Under the Wisconsin Holding Company Act, Wisconsin Energy's public utility affiliates are prohibited from loaning funds, either directly or indirectly, to Wisconsin Energy. The Wisconsin Commission has the power to preclude the payment of dividends by Wisconsin Energy's public utility affiliates to Wisconsin Energy. If Wisconsin Energy were to become a registered holding company under the Public Utility Holding Company Act, the SEC would have the power to preclude the payment of dividends to Wisconsin Energy by its public utility subsidiaries and would also have the power to preclude the payment of dividends by Wisconsin Energy. See "The Merger and the Merger Agreement--Regulatory Requirements and Approvals."

Certain Anti-Takeover Provisions

   Wisconsin Energy's articles and bylaws contain provisions which may have the effect of discouraging persons from acquiring large blocks of Wisconsin Energy stock or delaying or preventing a change in control of Wisconsin Energy. The material provisions which may have such an effect are:

  . an anti-greenmail provision prohibiting the purchase of shares of Wisconsin Energy common stock at a market premium from any person whom the Wisconsin Energy board believes to be a beneficial owner of more than 5% of the outstanding shares of Wisconsin Energy common stock unless such holder owned the shares for at least two years, the purchase was approved by a majority of the combined voting power of the shareholders, or the purchase is pursuant to a tender offer to all holders of Wisconsin Energy common stock on the same terms;

  . classification of the Wisconsin Energy board into three classes with the term of only one class expiring each year;

  . a provision permitting removal of a director without cause only by at least an 80% shareholder vote;

  . authorization for the Wisconsin Energy board, subject to any required regulatory approval, to issue Wisconsin Energy preferred stock in series and to fix rights and preferences of the series, including, among other things, whether, and to what extent, the shares of any series will have voting rights and the extent of the preferences of the shares of any series with respect to dividends and other matters;

  . advance notice procedures with respect to shareholder nominations of directors or shareholder proposals at a meeting of shareholders, other than those adopted or recommended by the Wisconsin Energy board; and

  . provisions permitting amendment of some of these and related provisions only by at least an 80% shareholder vote at a meeting.

   In addition, Wisconsin law, under which Wisconsin Energy is incorporated, contains supermajority voting/"fair price" provisions and business combination provisions that would be applicable to certain mergers, share exchanges or sales of substantially all assets involving Wisconsin Energy or a subsidiary and a significant shareholder, and which could have the effect of substantially increasing the cost to the acquiror and thus discouraging any such transaction. See "Comparison of Shareholder Rights--Defensive Provisions."

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   Wisconsin law permits shareholders to adopt an amendment to a corporation's articles of incorporation opting out of the supermajority voting/"fair price" provisions but not the business combination provisions. The Wisconsin Energy articles do not opt out of the supermajority voting/"fair price" provisions and require an 80% shareholder vote to do so, but do opt out of the control share acquisition provisions of Wisconsin law. See "Comparison of Shareholder Rights--Defensive Provisions."

   The Wisconsin Holding Company Act also provides that the approval of the Public Service Commission of Wisconsin is necessary for any acquisition or holding of more than 10% of the outstanding voting shares of a public utility holding company such as Wisconsin Energy. Certain acquisitions of outstanding voting shares of Wisconsin Energy would also require approval of the SEC under the Public Utility Holding Company Act. See "The Merger and the Merger Agreement--Regulatory Requirements and Approvals" and "Comparison of Shareholder Rights."

Transfer Agent

   Wisconsin Energy's common stock is listed on the NYSE. The transfer agent and registrar for Wisconsin Energy's common stock is BankBoston, N.A.

                        COMPARISON OF SHAREHOLDER RIGHTS

   Both Wisconsin Energy and WICOR are incorporated in the State of Wisconsin. A shareholder of WICOR, whose rights are currently governed by Wisconsin law and the WICOR articles of incorporation and bylaws will, when the merger occurs, become a shareholder of Wisconsin Energy unless the shareholder receives only cash in the merger. The shareholder's rights will then be governed by Wisconsin law and the Wisconsin Energy articles of incorporation and bylaws.

   Certain differences between the rights of shareholders of Wisconsin Energy and shareholders of WICOR, and certain other important provisions of Wisconsin law affecting shareholder rights, are described below. Because this is a summary, it may not include all of the information that is important to you. You are encouraged to review the articles and bylaws of Wisconsin Energy and WICOR, and the applicable provisions of Wisconsin law, because these are the legal documents that determine your rights. Copies of each company's articles of incorporation and bylaws have been filed with the SEC. See "Where You Can Find More Information."

Authorized Capital Stock

   The Wisconsin Energy articles of incorporation authorize the issuance of 325,000,000 shares of Wisconsin Energy common stock, of which 117,589,619 shares were issued and outstanding as of the Wisconsin Energy record date, and the issuance of 15,000,000 shares of Wisconsin Energy preferred stock, none of which were issued and outstanding as of the record date. The Wisconsin Energy board of directors is authorized to divide the preferred stock into series, to issue shares of any series and to determine the relative rights and preferences of the shares of any series.

   The WICOR articles of incorporation authorize the issuance of 120,000,000 shares of WICOR common stock, of which 37,602,800 shares were issued and outstanding as of the WICOR record date, and the issuance of 1,500,000 shares of WICOR preferred stock, none of which were issued and outstanding as of the record date. The WICOR board of directors is authorized to divide the preferred stock into series, to issue shares of any series and to determine the relative rights and preferences of the shares of any series, including dividend rates, redemption prices, liquidation rights and preferences, conversion rights, if any, sinking fund provisions, if any, and voting rights, if any.

Voting Rights

   The WICOR articles of incorporation and the Wisconsin Energy articles of incorporation each provide that each share of their respective common stock is entitled to one vote on each matter properly submitted to a vote of shareholders. The voting rights of holders of WICOR preferred stock and of Wisconsin Energy preferred stock, if any were to be issued, would be determined by the board of directors of the respective company at the

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time the preferred stock is issued, except under the limited circumstances when
Wisconsin law may require voting rights with respect to the preferred stock of either company. Neither the WICOR articles of incorporation nor the Wisconsin Energy articles of incorporation provide for cumulative voting in the election of directors. A provision of Wisconsin law that is applicable to WICOR but not to Wisconsin Energy restricts the voting power of shares held by any person in excess of 20% of the voting power in the election of directors to 10% of the normal voting power of those shares under certain circumstances.
See "--Defensive Provisions--Control Share Acquisitions," below.

Board of Directors

   The WICOR articles of incorporation provide that the general powers, number, classification, tenure and qualifications of its directors will be as set forth in the WICOR bylaws. The articles of incorporation specify that those bylaw provisions may be amended only by the affirmative vote of shareholders holding at least 75% of the voting power of the then outstanding shares generally possessing voting rights in the election of directors, or by the number of directors in the two largest classes of directors provided in the bylaws plus one director (i.e., currently by 7 of the 8 directors). The WICOR bylaws provide that the corporation will have eight directors divided into three classes consisting of four directors, two directors and two directors, respectively, with the term of one class expiring each year. Each director holds office for a term expiring at the third annual meeting of shareholders following election and until the director's successor is elected and qualified. The WICOR bylaws also provide that the retirement or resignation of a director who is an officer of WICOR or an affiliated corporation, but not the chief executive officer of WICOR, will take effect at the time he or she ceases to be an officer, and that any other director will resign from the board of directors effective at the annual meeting of shareholders next following the date on which he or she attains the age of 70 years.

   The Wisconsin Energy articles of incorporation provide that the number of directors will be fixed from time to time in the manner provided in the Wisconsin Energy bylaws, which may provide that the directors will be divided into three classes as permitted by Wisconsin law. The Wisconsin Energy bylaws provide that the number of directors will be fixed from time to time by the Wisconsin Energy board of directors, but will not be less than three. The Wisconsin Energy directors are divided into three classes, with the term of one class expiring each year. The classes are required to be as nearly equal in number of directors as possible. The Wisconsin Energy board of directors currently consists of nine directors. At the effective time of the merger the size of the Wisconsin Energy board of directors will be adjusted, as appropriate, to include Mr. Wardeberg and one other WICOR director selected by Wisconsin Energy and reasonably acceptable to WICOR. Wisconsin Energy's directors' retirement and tenure policy contemplates that an independent director will resign after the annual meeting in the year in which the director attains the age of 70 and that no employee director will serve as a director after ceasing to be an employee, unless requested to do so.

Removal of Directors

   The WICOR articles of incorporation provide that any director may be removed from office, but only for cause, by the affirmative vote of shareholders holding at least a majority of the voting power of the then outstanding shares generally possessing voting rights in the election of directors. "Cause" is defined to exist only if the director whose removal is proposed:

  . has been convicted of a felony; or

  . has been adjudged liable for willful misconduct in the performance of his or her duties to WICOR in a matter which has a material adverse effect on the business of WICOR;

and the matter is no longer subject to direct appeal.

   However, if the board of directors has recommended removal of a director by a resolution adopted by at least the number of directors in the two largest classes of directors provided in the bylaws plus one director (i.e., currently by 7 of the 8 directors), then the shareholders may remove the director from office without cause by the affirmative vote of shareholders holding at least a majority of the voting power of the then outstanding

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shares generally possessing voting rights in the election of directors. In addition, effective April 22, 1999, any non-employee director is required to submit his or her resignation as a director for consideration, and for acceptance or rejection by the board of directors in the best interests of the corporation, if the director:

  . has a material change in his or her position or employment;

  . is the subject of medical attention that might reflect unfavorably on his or her continued service on the board of directors; or

  . finds himself or herself to be in a situation that may present, or appear to present, a conflict of interest with the corporation.

   The Wisconsin Energy bylaws provide that directors may be removed for cause (which is not defined by the bylaws) by a majority vote of the combined voting power of the shareholders. Removal without cause requires an 80% vote of the combined voting power of the shareholders.

Vacancies on the Board of Directors

   The WICOR articles of incorporation provide that vacancies on the WICOR board will be filled by appointment made by a majority of the remaining directors, even if less than a quorum. The Wisconsin Energy bylaws provide that all vacancies may be filled by the shareholders or by a majority of the remaining directors, even if less than a quorum. Both the WICOR articles of incorporation and the Wisconsin Energy bylaws provide that any new director elected to fill a vacancy will serve for the remainder of the then present term of the class of directors in which the vacancy is being filled.

Defensive Provisions

   Control Share Acquisitions. Wisconsin law provides that, unless a corporation's articles of incorporation provide otherwise, the voting power of shares of a "resident domestic corporation" such as WICOR or Wisconsin Energy held by any person (including two or more persons acting as a group) in excess of 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the resident domestic corporation, or in certain specified transactions, or incident to a transaction in which the corporation's shareholders have approved restoration of the full voting power of the otherwise restricted shares.

   The WICOR articles of incorporation make no reference to the control share acquisition provisions of the Wisconsin law, so they apply to WICOR. Wisconsin Energy has opted out of this statutory provision in its articles of incorporation.

   Anti-Greenmail Provisions. Wisconsin law restricts the ability of certain publicly held corporations, such as WICOR and Wisconsin Energy, to repurchase voting shares at above market value from certain large shareholders, absent approval from the shareholders as a whole, unless an identical or better offer to purchase is made to all owners of voting shares and securities which may be converted into voting shares. These provisions apply during a takeover offer to purchases of more than 5% of the corporation's shares from a person or group that holds more than 3% of the corporation's voting shares and has held the shares for less than two years.

   The WICOR articles of incorporation make no reference to the anti-greenmail provisions, so they apply to WICOR. They also apply to Wisconsin Energy. In addition, the Wisconsin Energy articles of incorporation contain a somewhat different anti-greenmail provision that prohibits Wisconsin Energy from purchasing shares of Wisconsin Energy common stock from a 5% holder at a market premium, unless the holder has owned the shares for at least two years, the purchase was approved by a majority of the combined voting power of the shareholders, or the purchase is pursuant to a tender offer to all holders on the same terms.

   Wisconsin law also provides that shareholder approval is required for the corporation during a takeover offer to sell or option assets of the corporation which amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation.

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   The Wisconsin Energy articles of incorporation require an 80% shareholder vote for any amendment to the articles of incorporation that would have the effect of opting out of the provisions described above.

   Fair Price Provisions. Wisconsin law provides that in addition to any approval otherwise required, certain mergers, share exchanges or sales, leases, exchanges or other dispositions involving a resident domestic corporation, such as WICOR or Wisconsin Energy, and any significant shareholder are subject to a super-majority vote of shareholders unless certain fair price standards have been met. For this purpose a significant shareholder is defined as either a 10% shareholder or an affiliate of the resident domestic corporation who was a 10% shareholder at any time within the preceding two years. The super-majority vote that is required by the statute consists of:

  . approval of 80% of the total voting power of the corporation, and

  . approval of at least 66 2/3% of the voting power not beneficially owned by the significant shareholder or its affiliates or associates.

   However, a supermajority vote is not required if the following "fair price" standards are satisfied:

  . the consideration is in cash or in the form of consideration used to acquire the greatest number of shares, and

  . the amount of the consideration equals the greater of:

    (a) the highest price paid by the significant shareholder within the prior two-year period;

    (b) in the case of a tender offer, the market value of the shares on the date the significant shareholder commences the tender offer; or

    (c) the highest liquidation or dissolution distribution to which the shareholders would be entitled.

   The WICOR articles of incorporation make no reference to the fair price provisions, so they apply to WICOR. They also apply to Wisconsin Energy. The Wisconsin Energy articles of incorporation require an 80% shareholder vote for any amendment to the articles of incorporation that would have the effect of opting out of the fair price provisions.

   Business combination provisions. Wisconsin law restricts resident domestic corporations, such as WICOR and Wisconsin Energy, from engaging in specified business combinations involving an "interested stockholder" or an affiliate or associate of an interested stockholder. For this purpose an "interested stockholder" is a shareholder who beneficially owns at least 10% of the voting power of the outstanding stock of the resident domestic corporation, or is an affiliate or associate of the resident domestic corporation and beneficially owned at least 10% of the voting power of the then outstanding stock within the preceding three years. The specified business combinations include:

  . a merger or statutory share exchange;

  . a sale or other disposition of assets having a market value equal to at least 5% of the market value of the assets or outstanding stock of the corporation or representing at least 10% of its earning power or income;

  . the issuance or transfer of stock or rights to purchase stock with a market value equal to at least 5% of the outstanding stock;

  . the adoption of a plan or proposal for liquidation or dissolution;

  . receipt by the interested stockholder or the interested stockholder's affiliates or associates of a disproportionate direct or indirect benefit of a loan of other financial benefit provided by or through the resident domestic corporation or its subsidiaries; or

  . certain other transactions that have the direct or indirect effect of materially increasing the proportionate share of voting stock beneficially owned by the interested stockholder or the interested stockholder's affiliates or associates.

   For a period of three years following the date that the interested stockholder becomes an interested stockholder, the resident domestic corporation is prohibited from engaging in any of the specified transactions with an interested stockholder unless the specified transaction or the purchase of stock by the interested stockholder is approved by the board of directors of the resident domestic corporation before the share acquisition date. Following the three year period, a specified transaction is permitted only if:

  . the acquisition of shares by the interested stockholder was approved by the board of directors of the resident domestic corporation before the share acquisition date;

  . the specified transaction is approved by a majority of the voting stock of the resident domestic corporation that is not owned by the interested stockholder; or

  . the consideration to be received by the corporation's shareholders satisfies the "fair price" provisions of the statute as to form and amount.

Both WICOR and Wisconsin Energy are subject to these provisions.

   Wisconsin Public Utility Holding Company Provisions. The Wisconsin Holding Company Act provides that no person may take, hold or acquire, directly or indirectly, more than 10% of the outstanding voting securities of a public utility holding company, with the unconditional power to vote those securities, unless the Public Service Commission of Wisconsin has determined that the acquisition is in the best interests of utility consumers, investors and the public. Persons acquiring 10% or more of the voting securities of WICOR common stock or Wisconsin Energy common stock are subject to the provisions of the statute. The merger will require approval of the Wisconsin Commission under this statute. See "The Merger and the Merger Agreement--Regulatory Requirements and Approvals."

Amendments to Articles of Incorporation

   Wisconsin law generally provides that amendments to the articles of incorporation may be approved by a majority of the votes cast by each class or series of shares entitled to vote separately on the amendment, if a quorum exists, unless a greater proportion is required by statute, by the articles of incorporation or by the bylaws.

   The Wisconsin Energy articles of incorporation generally provide that amendments require the affirmative vote of a majority of the votes entitled to be cast on the amendment. However, amendments to certain sections, including those relating to the preferred stock provisions, restrictions on greenmail, the voting requirements for amending the articles of incorporation and any provision that would have the effect of rendering inapplicable to Wisconsin Energy the supermajority/fair price and anti-greenmail provisions of the law, require the affirmative vote of 80% of the votes entitled to be cast thereon.

   The WICOR articles of incorporation generally provide that amendments require the affirmative vote of a majority of the shares entitled to vote on the amendment. However, amendments to certain sections, including those relating to the powers, number, classification, removal and appointment of directors, require the affirmative vote of the shareholders holding at least 75% of the voting power of all outstanding stock generally possessing voting rights in the election of directors, considered for this purpose as a single class.

Amendments to Bylaws

   Under Wisconsin law and the articles of incorporation of Wisconsin Energy, the bylaws generally may be amended or repealed by either the board of directors or by a majority of the votes cast at a shareholders meeting at which a quorum is present, except that no bylaw adopted by the shareholders may be amended by the board of directors if the bylaw so provides. However, the WICOR bylaws require the affirmative vote of a majority of the voting power of the outstanding shares present or represented at a meeting of the shareholders at which a quorum is in attendance in order to amend or repeal the bylaws.

   Certain provisions of the WICOR bylaws, including those relating to the powers, number and classification of directors, may generally be amended only by the affirmative vote of shareholders holding at least 75% of the voting power of the outstanding stock generally possessing voting rights in the election of directors. See "--Board of Directors," above.

   Amendments to certain provisions of the Wisconsin Energy bylaws require the approval of holders of 80% of the combined voting power of the then outstanding shares of common stock and preferred stock, if any. Those provisions include:

  . provisions authorizing shareholder action by unanimous consent;

  . provisions fixing the number of directors;

  . provisions providing for a classified board of directors;

  . provisions establishing procedures for removing directors;

  . provisions requiring notice for board meetings;

  . provisions providing indemnification rights for officers and directors;
    and

  . provisions setting forth the vote required for certain amendments.

Extraordinary Transactions

   Wisconsin law provides that the approval by holders of a majority of all votes entitled to be cast is required for a Wisconsin corporation to effect certain extraordinary transactions, including the sale of all or substantially all of its assets, or a merger, share exchange or dissolution, unless a greater vote or a vote by voting groups is otherwise required by statute or by the corporation's articles of incorporation or bylaws. Approval of extraordinary transactions by shareholders of either WICOR or Wisconsin Energy requires only the majority vote described above.

Notice of Shareholder Proposals/Nominations

   Wisconsin Energy's bylaws require a specified advance notice of the nomination by a shareholder of a person for election as a director or the introduction by shareholders of business at annual or special meetings of shareholders. The WICOR articles of incorporation and bylaws do not contain similar provisions.

Shareholder Rights Plans

   WICOR has a shareholder rights plan. This rights plan and the rights will not interfere with the merger with Wisconsin Energy, which was fully negotiated by WICOR and has been approved by the WICOR board of directors. The rights issued under the rights plan are designed to provide WICOR with additional protection against abusive takeover tactics such as partial tender offers, selective open-market purchases and offers for all of the shares of WICOR at less than full value or at an inappropriate time. The rights are intended to assure that the WICOR board of directors has the ability to protect WICOR shareholders and WICOR if efforts are made to gain control of WICOR in a manner that is not in the best interests of WICOR and all of its shareholders.

   The rights will be exercisable only if a person or group acquires 20% or more of the WICOR's common stock or announces a tender offer that would result in ownership by a person or group of 20% or more of WICOR's common stock. Any such person or group is referred to as an "Acquiring Person." Each right will initially entitle shareholders to buy one-half of one share of WICOR's common stock at an initial exercise price of $75 per full share (equivalent to $37.50 for each one-half share), subject to adjustment. If any person becomes an Acquiring Person, each right (subject to certain limitations) will entitle its holder (other than the Acquiring Person, whose rights are canceled) to purchase, at the rights' then-current exercise price, a number of common shares of WICOR or of the acquiror having a market value at the time of twice the right's per full share exercise price. The WICOR board of directors is also authorized to reduce the 20% thresholds referred to above to not less than 10%. The rights plan and the rights will expire on August 29, 2009, subject to extension.

   The rights are redeemable by WICOR at a price of $.001 per right at any time prior to any person or group becoming an Acquiring Person. Additionally, at any time after a person or group becomes an Acquiring Person and prior to the acquisition of 50% or more of the outstanding WICOR common stock, WICOR can exchange the rights (other than rights owned by the Acquiring Person, which become void), in whole or in part, at an exchange ratio of one WICOR share per right.

   Wisconsin Energy does not have a shareholder rights plan.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

   The following unaudited pro forma combined condensed financial information for the combined company after the merger are based on the historical consolidated financial statements of Wisconsin Energy and WICOR, combined and adjusted to give effect to the merger and related transactions (including the related financing), as described in the notes to this information. Certain amounts in the WICOR financial statements have been reclassified to conform to Wisconsin Energy's presentation. The allocation of the estimated cost savings from the merger, net of costs incurred to achieve such estimated cost savings, will be subject to regulatory review and approval. None of the estimated cost savings, the costs to achieve such savings, nor transaction costs (other than estimated debt issue costs) are reflected in the unaudited pro forma combined condensed income statement information. It is important that you read this pro forma information in conjunction with the historical financial statements and notes thereto which are incorporated by reference in this joint proxy statement/prospectus. See "Where You Can Find More Information."

   The unaudited pro forma combined condensed income statements for the year ended December 31, 1998 and for the six months ended June 30, 1999 and 1998 present the results for Wisconsin Energy and WICOR as if the merger had occurred on January 1, 1998. The unaudited pro forma combined condensed balance sheet as of June 30, 1999 gives effect to the merger as of that date.

   The merger consideration will consist of between 40% and 60% Wisconsin Energy common stock, with the remainder paid in cash, but could consist of 100% cash if Wisconsin Energy's average share price during the valuation period before the merger is less than $22.00 and Wisconsin Energy elects to pay all cash. We have assumed that the merger consideration will consist of 40% stock and 60% cash and have described in the footnotes the pro forma differences that would occur should the merger consideration consist of either 60% stock and 40% cash or of 100% cash. We have also assumed: (a) the exercise prior to the merger of all outstanding options to purchase WICOR common stock; and (b) that the exchange ratio is 1.2569 Wisconsin Energy shares per WICOR share, which is $31.50 divided by $25.0625, the closing price of Wisconsin Energy common stock on June 30, 1999. The actual exchange ratio will depend upon the average of the closing prices of Wisconsin Energy common stock on the New York Stock Exchange during a valuation period consisting of the 10 trading days ending with the fifth trading day prior to the merger; therefore, it will not be determined until shortly before the closing.

   The pro forma adjustments are based upon preliminary estimates, information currently available and assumptions that management believes are reasonable under the circumstances. Wisconsin Energy's actual consolidated financial statements will reflect the results of the merger on and after its effective date rather than the dates indicated above. You should not rely on the unaudited combined condensed pro forma financial data as an indication of the results of operations or financial position that would have been achieved if the merger had taken place earlier or of the results of operations or financial position of the combined company after completion of the merger.

   The merger will be accounted for by the purchase method and, therefore, assets and liabilities of WICOR will be recorded at their fair values. The excess of the purchase price over the fair value of the net assets at the effective time of the merger will be recorded as goodwill. Allocations included in the pro forma information are based on analysis which is not yet completed. Accordingly, the final allocation of the purchase price may differ, perhaps significantly, from the amounts shown in this pro forma information.

                          WISCONSIN ENERGY CORPORATION

            UNAUDITED PRO FORMA COMBINED CONDENSED INCOME STATEMENT
                      REFLECTING COMPLETION OF THE MERGER

                         Six Months Ended June 30, 1999

                     (In Thousands, Except Per Share Data)

                               Wisconsin              Pro Forma     Pro Forma
                               Energy (a)   WICOR    Adjustments     Combined
                               ----------  --------  -----------    ----------
Operating Revenues...........  $1,095,725  $529,573   $    --       $1,625,298
Operating Expenses:
  Fuel.......................     164,944       --         --          164,944
  Purchased Power............     102,701       --         --          102,701
  Cost of Gas Sold...........      96,606   159,380        --          255,986
  Cost of Goods Sold.........         --    178,788        --          178,788
  Other Operation and
   Maintenance Expenses......     360,855   103,599        500 (c)
                                                         1,757 (b)     466,711
  Depreciation and
   Amortization..............     131,399    18,313      8,616 (d)
                                                         4,350 (e)     162,678
  Property and Revenue Taxes.      36,873     4,223     (1,757)(b)      39,339
                               ----------  --------   --------      ----------
Pretax Operating Income......     202,347    65,270    (13,466)        254,151
Interest Charges and Other...     (69,514)   (8,173)   (22,835)(f)    (100,522)
Other Income and Deductions..      23,434      (119)       --           23,315
                               ----------  --------   --------      ----------
Income Before Income Taxes...     156,267    56,978    (36,301)        176,944
Provision (Benefit) for
 Income Taxes................      53,853    22,120    (10,520)(g)      65,453
                               ----------  --------   --------      ----------
Net Income...................  $  102,414  $ 34,858   $(25,781)     $  111,491
                               ==========  ========   ========      ==========
Weighted Average Common
 Shares......................     116,272               20,348 (h)     136,620
Earnings Per Share (Basic and
 Diluted)....................  $     0.88                           $     0.82(i)


   See Accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                  Information

                          WISCONSIN ENERGY CORPORATION

            UNAUDITED PRO FORMA COMBINED CONDENSED INCOME STATEMENT
                      REFLECTING COMPLETION OF THE MERGER

                         Six Months Ended June 30, 1998

                     (In Thousands, Except Per Share Data)

                                Wisconsin
                                 Energy               Pro Forma     Pro Forma
                                   (a)      WICOR    Adjustments     Combined
                                ---------  --------  -----------    ----------
Operating Revenues............  $991,253   $523,206   $    --       $1,514,459
Operating Expenses:
  Fuel........................   154,108        --         --          154,108
  Purchased Power.............    79,283        --         --           79,283
  Cost of Gas Sold............   103,406    171,498        --          274,904
  Cost of Goods Sold..........       --     174,818        --          174,818
  Other Operation and
   Maintenance Expenses.......   340,792     97,770        500 (c)
                                                         1,888 (b)     440,950
  Depreciation and
   Amortization...............   122,021     17,404      8,616 (d)
                                                         4,350 (e)     152,391
  Property and Revenue Taxes..    31,276      4,827     (1,888)(b)      34,215
                                --------   --------   --------      ----------
Pretax Operating Income.......   160,367     56,889    (13,466)        203,790
Interest Charges and Other....   (58,964)    (8,585)   (22,835)(f)     (90,384)
Other Income and Deductions...    15,824      1,666        --           17,490
                                --------   --------   --------      ----------
Income Before Income Taxes....   117,227     49,970    (36,301)        130,896
Provision (Benefit) for Income
 Taxes........................    39,325     18,983    (10,520)(g)      47,788
                                --------   --------   --------      ----------
Net Income....................  $ 77,902   $ 30,987   $(25,781)     $   83,108
                                ========   ========   ========      ==========
Weighted Average Common
 Shares.......................   113,279                20,348 (h)     133,627
Earnings Per Share (Basic and
 Diluted) ....................  $   0.69                            $     0.62 (i)



   See Accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                  Information

                          WISCONSIN ENERGY CORPORATION

            UNAUDITED PRO FORMA COMBINED CONDENSED INCOME STATEMENT
                      REFLECTING COMPLETION OF THE MERGER

                          Year Ended December 31, 1998

                     (In Thousands, Except Per Share Data)

                              Wisconsin              Pro Forma     Pro Forma
                              Energy (a)   WICOR    Adjustments     Combined
                              ----------  --------  -----------    ----------
Operating Revenues..........  $2,039,433  $944,183   $    --       $2,983,616
Operating Expenses:
  Fuel......................     308,385       --         --          308,385
  Purchased Power...........     177,852       --         --          177,852
  Cost of Gas Sold..........     175,475   295,601        --          471,076
  Cost of Goods Sold........         --    329,248        --          329,248
  Other Operation and
   Maintenance Expenses.....     691,535   190,674      1,000 (c)
                                                        3,295 (b)     886,504
  Depreciation and
   Amortization.............     248,337    35,038     17,232 (d)
                                                        8,700 (e)     309,307
  Property and Revenue
   Taxes....................      63,095     9,039     (3,295)(b)      68,839
                              ----------  --------   --------      ----------
Pretax Operating Income.....     374,754    84,583    (26,932)        432,405
Interest Charges and Other..    (121,221)  (16,746)   (45,669)(f)    (183,636)
Other income and Deductions.      26,765     3,706        --           30,471
                              ----------  --------   --------      ----------
Income Before Income Taxes..     280,298    71,543    (72,601)        279,240
Provision (Benefit) for
 Income Taxes...............      92,166    26,048    (21,040)(g)      97,174
                              ----------  --------   --------      ----------
Net Income..................  $  188,132  $ 45,495   $(51,561)     $  182,066
                              ==========  ========   ========      ==========
Weighted Average Common
 Shares.....................     114,315              20,348 (h)      134,663
Earnings Per Share (Basic
 and Diluted)...............  $     1.65                           $     1.35 (i)



   See Accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                  Information

                          WISCONSIN ENERGY CORPORATION

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                      REFLECTING COMPLETION OF THE MERGER

                                 June 30, 1999

                                 (In Thousands)

                                    Wisconsin            Pro Forma     Pro Forma
                                    Energy (a)  WICOR   Adjustments     Combined
                                    ---------- -------- -----------    ----------
ASSETS:
Property, Plant & Equipment.......  $3,798,985 $445,976  $ 87,000 (j)  $4,331,961
Other Property and Investments....     864,800      --      7,737 (b)     872,537
Current Assets
  Cash & cash equivalents.........      35,369    8,752       --           44,121
  Accounts receivable-net,
   including accrued utility
   revenues.......................     305,882  162,480       --          468,362
  Materials, supplies and
   inventory......................     209,852  102,915    12,700 (j)
                                                            6,798 (b)     332,265
  Prepayments and other current
   assets.........................      79,988   32,939    (6,798)(b)     106,129
                                    ---------- --------  --------      ----------
    Total Current Assets..........     631,091  307,086    12,700         950,877
                                    ---------- --------  --------      ----------
Deferred Charges and Other Assets.
  Goodwill........................         --    83,024   689,297 (k)     772,321
  Regulatory assets...............     208,384   56,082       --          264,466
  Accumulated deferred income
   taxes..........................     206,010      --     20,056 (b)     226,066
  Other assets, including prepaid
   pension costs..................     107,307   90,687    54,900 (l)
                                                           (7,737)(b)     245,157
                                    ---------- --------  --------      ----------
    Total Deferred Charges and
     Other Assets.................     521,701  229,793   756,516       1,508,010
                                    ---------- --------  --------      ----------
    Total Assets..................  $5,816,577 $982,855  $863,953      $7,663,385
                                    ========== ========  ========      ==========
CAPITALIZATION AND LIABILITIES:
Capitalization
  Common stock equity.............  $1,951,907 $423,826  $ 80,135 (m)  $2,455,868
  Preferred stock.................      30,450      --        --           30,450
  Long-term debt..................   1,979,368  204,524   722,062 (m)   2,905,954
  Wisconsin Energy obligated
   redeemable preferred securities
   of subsidiary trust............     200,000      --        --          200,000
                                    ---------- --------  --------      ----------
    Total Capitalization..........   4,161,725  628,350   802,197       5,592,272
                                    ---------- --------  --------      ----------
Current Liabilities
  Short-term debt, including long-
   term debt due currently........     403,842   19,209       --          423,051
  Accounts payable................     162,182   73,999       --          236,181
  Accrued liabilities and other...     152,522   92,451    20,500 (j)     265,473
                                    ---------- --------  --------      ----------
    Total Current Liabilities.....     718,546  185,659    20,500         924,705
                                    ---------- --------  --------      ----------
Deferred Credits and Other
 Liabilities
  Accumulated deferred income
   taxes..........................     582,080   49,347    68,900 (j)
                                                           20,056 (b)     720,383
  Regulatory liabilities..........     142,478   29,553       --          172,031
  Other, including postretirement
   benefit obligation.............     211,748   89,946   (47,700)(j)     253,994
                                    ---------- --------  --------      ----------
    Total Deferred Credits and
     Other Liabilities............     936,306  168,846    41,256       1,146,408
                                    ---------- --------  --------      ----------
    Total Capitalization and
     Liabilities..................  $5,816,577 $982,855  $863,953      $7,663,385
                                    ========== ========  ========      ==========

   See Accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                  Information

                          WISCONSIN ENERGY CORPORATION

     NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
                                 (In Thousands)

   The unaudited pro forma financial information gives effect to the acquisition by Wisconsin Energy of WICOR in a transaction to be accounted for as a purchase.

   Wisconsin Energy's Unaudited Pro Forma Combined Condensed Financial Information assumes the WICOR acquisition occurred (1) as of January 1, 1998, for purposes of the Unaudited Pro Forma Combined Condensed Income Statements and (2) on June 30, 1999, for purposes of the Unaudited Pro Forma Combined Condensed Balance Sheet.

a. Due to recent acquisitions by Wisconsin Energy that have increased the size of Wisconsin Energy's non-utility operations, Wisconsin Energy has modified its income statement and balance sheet presentations. The primary modification includes reclassifying the results of the non-utility operations from Other Income and Deductions to the various lines within operating income (i.e., Operating Revenues and Operating Expenses). This modification does not change net income. The primary balance sheet modification includes reclassifying the nonutility property, plant and equipment and related accumulated provision for depreciation from investments to include utility investments. This modification does not change total assets.

b. Reclassification of amounts to conform the companies' historical presentation.

c. Based upon revised actuarial information, WICOR's annual pension income will increase by $1.5 million and will be offset by an additional $2.5 million of annual postretirement benefit expense.

d. Amortization of goodwill over 40 years ($689.3 million/40 years = $17.2 million per year or $4.3 million per quarter).

e. Additional depreciation resulting from the increased fair value of machinery, equipment and buildings acquired based on estimated useful lives of 10 years ($87 million/10 years = $8.7 million per year or $2.2 million per quarter).

f. Incremental interest expense based upon an assumed rate of 6.25% ($722.1 million x 6.25% = $45.1 million per year or $11.3 million per quarter). A 1/8 percent increase (or decrease) in the interest rate would increase (or decrease) annual interest expense by approximately $0.9 million. Estimated debt issue cost of $5.4 million will be amortized over ten years.

g. Reduction of income taxes relating to the foregoing adjustments.

h. Shares to be issued assuming the purchase price is paid with 40% stock, including outstanding stock options. The closing price of Wisconsin Energy's common stock on June 30, 1999, was $25 1/16 .

i. Assuming the purchase price is paid with 100% cash or 60% stock and 40% cash, pro forma earnings per share for the year ended December 31, 1998, would approximate $1.42 and $1.33 per share, respectively. Assuming the purchase price is paid with 100% cash or 60% stock and 40% cash, pro forma earnings per share for the six months ended June 30, 1999 would approximate $0.87 and $0.79, respectively, and for the six months ended June 30, 1998, $0.64 and $0.61 per share, respectively.

j. Adjustments to net assets of WICOR to reflect fair value, purchase accounting adjustments and related tax effects.

k. The excess of cost over fair value of net assets acquired resulting from the preliminary purchase price allocation is assumed to be as follows:

      Pro forma purchase price..................................... $1,220,623
      Pro forma historical net book value of assets acquired.......    423,826
                                                                    ----------
      Excess of purchase price over net book value of assets
       acquired....................................................    796,797
      Allocated to:
        Inventories................................................    (12,700)
        Property, Plant & Equipment................................    (87,000)
        Prepaid Pension Asset......................................    (49,500)
        Deferred Tax Liabilities...................................     68,900
        Other Current Liabilities..................................     20,500
        Postretirement Obligation..................................    (47,700)
                                                                    ----------
        Remaining excess of cost over fair value of net assets
         acquired (goodwill)....................................... $  689,297
                                                                    ==========

  The foregoing preliminary purchase price allocation is based on available information and certain assumptions Wisconsin Energy considers reasonable. The final purchase price allocation will be based upon a determination of the fair value of the net assets acquired at the date of the acquisition. The final purchase price allocation may differ from the preliminary allocation.

l. Amount consists of an adjustment of $49.5 million to fair value WICOR's prepaid pension asset and $5.4 million in estimated debt issue costs.

m. Purchase price is assumed to be financed with 40% stock and 60% debt.

           CERTAIN INFORMATION CONCERNING WISCONSIN ENERGY AND WICOR

   For information regarding the names, ages, positions and business backgrounds of the executive officers and directors of Wisconsin Energy, as well as additional information, including executive compensation, security ownership of certain beneficial owners and management and certain relationships and related transactions, please refer to Items 10, 11, 12 and 13 of Wisconsin Energy's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (which incorporates portions of Wisconsin Energy's Proxy Statement, dated April 16, 1999, for its Annual Meeting of Stockholders held on June 2, 1999), which are incorporated by reference.

   For information regarding the names, ages, positions and business backgrounds of the executive officers and directors of WICOR, as well as additional information, including executive compensation, security ownership of certain beneficial owners and management and certain relationships and related transactions, please refer to Items 10, 11, 12 and 13 of WICOR's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (which incorporates portions of WICOR's Proxy Statement, dated March 15, 1999, for its Annual Meeting of Stockholders held on April 22, 1999), which are incorporated by reference.

                                 LEGAL OPINIONS

   The legality of the Wisconsin Energy common stock to be issued in the merger will be passed upon for Wisconsin Energy by Quarles & Brady LLP, Milwaukee, Wisconsin. Larry J. Martin, a partner in Quarles & Brady LLP, serves as general counsel of Wisconsin Energy. Members of Quarles & Brady LLP working on the merger and related transactions own an aggregate of 5,200 shares of Wisconsin Energy common stock.

                                    EXPERTS

   The consolidated financial statements incorporated in this joint proxy statement/prospectus by reference from the Annual Report on Form 10-K of Wisconsin Energy for the year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

   The consolidated financial statements incorporated in this joint proxy statement/prospectus by reference from the Annual Report on Form 10-K of WICOR for the year ended December 31, 1998, have been so incorporated in reliance on the report of Arthur Andersen LLP, independent public accountants, given on the authority of that firm as experts in auditing and accounting.

                             SHAREHOLDER PROPOSALS

   Wisconsin Energy will hold an annual meeting of shareholders in 2000 whether or not the merger is completed before the time of the meeting. Shareholders who intend to have a proposal considered for inclusion in Wisconsin Energy's annual meeting proxy statement for presentation at the 2000 annual meeting must submit the proposal to Wisconsin Energy no later than December 18, 1999. Shareholders who intend to present a proposal at the 2000 annual meeting without having it considered for inclusion in Wisconsin Energy's proxy materials are required to provide notice of the proposal to Wisconsin Energy at least 70 days and not more than 100 days prior to May 25, 2000, the scheduled date of the 2000 annual meeting.

   WICOR will hold a 2000 annual meeting only if the merger has not been completed by the time of the meeting. Proposals which shareholders of WICOR intend to present at the 2000 annual meeting and to have included in WICOR's annual meeting proxy statement pursuant to Rule 14a-8 must be received by WICOR by the close of business on November 12, 1999. If WICOR receives notice of a shareholder proposal that is submitted other than pursuant to Rule 14a-8 after January 29, 2000, the notice will be deemed untimely and the persons named in proxies solicited by the WICOR board of directors for the 2000 annual meeting may exercise discretionary voting power with respect to the shareholder proposal.

                      WHERE YOU CAN FIND MORE INFORMATION

   Wisconsin Energy and WICOR each file annual, quarterly and special reports, proxy statements and other information with the SEC. These SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. and through our own web sites at http://www.wisenergy.com and http://www.wicor.com, respectively. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, and Chicago, as well as at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York, 10005, where Wisconsin Energy's common stock is listed under the symbol "WEC" and WICOR's common stock is listed under the symbol "WIC." You can call the SEC at 1-800-732-0330 for further information about the public reference rooms.

   The SEC allows both Wisconsin Energy and WICOR to "incorporate by reference" the information we file with them, which means we are assumed to have disclosed important information to you when we refer you to documents that are on file with the SEC. The information we have incorporated by reference is an important part of this joint proxy statement/prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future documents we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the date of our respective shareholders' meetings.

Wisconsin Energy:

  . Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as amended by Amendments No. 1 and 2 on Form 10-K/A.

  . Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and
    June 30, 1999.

  . Current Reports on Form 8-K dated March 16, 1999, March 25, 1999, June
    27, 1999, June 29, 1999, July 14, 1999 and September 1, 1999.

  . The description of Wisconsin Energy's common stock contained in Item 5 of Wisconsin Energy's Current Report on Form 8-K dated September 1, 1999 (which updates and supersedes the description in its Registration Statement on Form 8-B dated January 7, 1987, as previously updated), including any amendment or report filed for the purpose of updating that description. The description is also included in this joint proxy statement/prospectus under "Description of Wisconsin Energy Capital Stock."

   You may request a copy of these documents at no cost by writing to us at the following address:

    Wisconsin Energy Corporation
    231 West Michigan Street
    P. O. Box 2949
    Milwaukee, Wisconsin 53201
    Attn: Mr. Thomas H. Fehring, Corporate Secretary
    Telephone: 1-800-881-5882

WICOR

  . Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

  . Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 and amended Quarterly Report on Form 10-Q/A for the quarter ended June 30, 1999.

  . Current Reports on Form 8-K dated June 27, 1999, June 29, 1999 and July
    27, 1999.

  . The description of WICOR's common stock contained in Item 1 of WICOR's
    Registration Statement on Form 8-B, dated March 31, 1980, including any amendment or report filed for the purpose of updating that description.

  . The description of WICOR's common stock purchase rights contained in Item
    1 of WICOR's Registration Statement on Form 8-A, dated July 29, 1999, including any amendment or report filed for the purpose of updating that description.

   You may request a copy of these documents at no cost by writing to us at the following address:

    WICOR, Inc.
    626 East Wisconsin Avenue
    P. O. Box 334
    Milwaukee, Wisconsin 53201
    Attn: Mr. Robert A. Nuernberg, Secretary
    Telephone: 1-800-236-3453

   You should rely only on the information provided in or incorporated by reference (and not later changed) in this joint proxy statement/prospectus. Neither Wisconsin Energy nor WICOR has authorized anyone else to provide you with additional or different information. Wisconsin Energy is not making an offer of any securities in any state where the offer is not permitted. You should not assume that the information in this joint proxy statement/prospectus is accurate as of any date other than the date on the front of this document.

                                                                      APPENDIX A

                          Agreement and Plan of Merger

                                  By and among

                          WISCONSIN ENERGY CORPORATION

                                      and

                                  WICOR, INC.

                                      and

                             CEW ACQUISITION, INC.

                           Dated as of June 27, 1999,

                       as amended as of September 9, 1999

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
 RECITALS.................................................................. A-1

 ARTICLE I  DEFINITIONS...................................................  A-1
    1.1     Acquisition...................................................  A-1
    1.2     Agreement.....................................................  A-1
    1.3     Closing.......................................................  A-1
    1.4     Closing Date..................................................  A-1
    1.5     Code..........................................................  A-2
    1.6     Confidentiality Agreement.....................................  A-2
    1.7     Disclosure Schedule...........................................  A-2
    1.8     ERISA.........................................................  A-2
    1.9     Exchange Act..................................................  A-2
    1.10    HSR Act.......................................................  A-2
    1.11    Knowledge of WICOR............................................  A-2
    1.12    Knowledge of Wisconsin Energy.................................  A-2
    1.13    Law...........................................................  A-2
    1.14    Merger........................................................  A-2
    1.15    Person........................................................  A-2
    1.16    Proxy Statement...............................................  A-2
    1.17    PSCW..........................................................  A-2
    1.18    PUHCA.........................................................  A-2
    1.19    Registration Statement........................................  A-3
    1.20    SEC...........................................................  A-3
    1.21    Securities Act................................................  A-3
    1.22    Subsidiary....................................................  A-3
    1.23    WBCL..........................................................  A-3
    1.24    WICOR.........................................................  A-3
    1.25    WICOR Certificates............................................  A-3
    1.26    WICOR Common Stock............................................  A-3
    1.27    WICOR Companies...............................................  A-3
    1.28    WICOR Material Adverse Effect.................................  A-3
    1.29    WICOR Right...................................................  A-3
    1.30    WICOR Rights Agreement........................................  A-3
    1.31    WICOR Shareholders............................................  A-3
    1.32    WICOR Special Meeting.........................................  A-3
    1.33    Wisconsin Electric............................................  A-3
    1.34    Wisconsin Energy..............................................  A-3
    1.35    Wisconsin Energy Common Stock.................................  A-3
    1.36    Wisconsin Energy Companies....................................  A-4
    1.37    Wisconsin Energy Material Adverse Effect......................  A-4
    1.38    Wisconsin Energy Shareholders.................................  A-4
    1.39    Wisconsin Energy Special Meeting..............................  A-4
    1.40    Wisconsin Gas.................................................  A-4

 ARTICLE II THE MERGER....................................................  A-4
    2.1     The Merger....................................................  A-4
    2.2     Effective Time of Merger......................................  A-4
    2.3     Corporate Matters.............................................  A-4
    2.4     Conversion of WICOR Common Stock..............................  A-5

                                                                            Page
                                                                            ----
    2.5      Acquisition Common Stock.....................................   A-8
    2.6      Exchange of WICOR Certificates...............................   A-8
    2.7      Reorganization...............................................  A-11
    2.8      No Dissenting Shares.........................................  A-11
    2.9      WICOR Options and WICOR Awards...............................  A-11

 ARTICLE III OTHER AGREEMENTS.............................................  A-12
    3.1      Proxy Statement and Registration Statement...................  A-12
    3.2      Approval of Shareholders.....................................  A-13
    3.3      HSR Act......................................................  A-13
    3.4      Access.......................................................  A-13
    3.5      Disclosure Schedule..........................................  A-14
    3.6      Conditions to Merger.........................................  A-14
    3.7      Deliveries of Information; Consultation......................  A-14
    3.8      Affiliates...................................................  A-15
    3.9      Other Transactions; Expenses; Other Remedies.................  A-15
    3.10     Letter of WICOR's Accountants................................  A-18
    3.11     Letter of Wisconsin Energy's Accountants.....................  A-18
    3.12     Stock Exchange Listing.......................................  A-18
    3.13     Public Announcements.........................................  A-18
    3.14     Indemnification; Directors' and Officers' Insurance..........  A-19
    3.15     Employee and Employee Benefit Plan Matters...................  A-20
    3.16     Directors....................................................  A-21
    3.17     WICOR DRIP...................................................  A-21
    3.18     Acknowledgments..............................................  A-22
    3.19     Other Workforce Matters......................................  A-22
    3.20     Payment of Dividends.........................................  A-22

 ARTICLE IV  REPRESENTATIONS AND WARRANTIES OF WICOR......................  A-22
    4.1      Organization; Business.......................................  A-22
    4.2      Capitalization...............................................  A-23
    4.3      Authorization; Enforceability................................  A-23
    4.4      No Violation or Conflict.....................................  A-23
    4.5      Litigation...................................................  A-23
    4.6      WICOR SEC Reports and Financial Statements...................  A-24
    4.7      Absence of Certain Changes...................................  A-24
    4.8      Contracts....................................................  A-24
    4.9      Employee Benefit Plans.......................................  A-25
    4.10     No Violation of Law..........................................  A-26
    4.11     Brokers......................................................  A-26
    4.12     Taxes........................................................  A-26
    4.13     Governmental Approvals.......................................  A-26
    4.14     No Pending Other Transactions................................  A-27
    4.15     Labor Matters................................................  A-27
    4.16     Disclosure...................................................  A-27
    4.17     Information Supplied.........................................  A-27
    4.18     Vote Required................................................  A-27
    4.19     Opinion of Financial Advisor.................................  A-27
    4.20     Environmental Protection.....................................  A-27
    4.21     Year 2000 Compliance.........................................  A-29

                                                                            Page
                                                                            ----
    4.22      Takeover Provisions........................................   A-29
    4.23      Rights Agreement...........................................   A-29
    4.24      Ownership of Wisconsin Energy Common Stock.................   A-29

 ARTICLE V    REPRESENTATIONS AND WARRANTIES OF WISCONSIN ENERGY AND
              ACQUISITION................................................   A-30
    5.1       Organization...............................................   A-30
    5.2       Capitalization.............................................   A-30
    5.3       Authorization; Enforceability..............................   A-30
    5.4       No Violation or Conflict...................................   A-31
    5.5       Litigation.................................................   A-31
    5.6       Wisconsin Energy SEC Reports and Financial Statements......   A-31
    5.7       Brokers....................................................   A-31
    5.8       Governmental Approvals.....................................   A-31
    5.9       Disclosure.................................................   A-32
    5.10      Information Supplied.......................................   A-32
    5.11      Vote Required..............................................   A-32
    5.12      Opinion of Financial Advisor...............................   A-32
    5.13      Ownership of WICOR Common Stock............................   A-32
    5.14      Year 2000 Compliance.......................................   A-32

 ARTICLE VI   COVENANTS PENDING THE MERGER...............................   A-32
    6.1       Covenants of WICOR.........................................   A-32
    6.2       Covenants of Wisconsin Energy..............................   A-35

 ARTICLE VII  CONDITIONS PRECEDENT TO THE OBLIGATIONS OF WISCONSIN ENERGY
              AND ACQUISITION............................................   A-36
    7.1       Compliance with Agreement..................................   A-36
    7.2       No Litigation..............................................   A-36
    7.3       Representations and Warranties of WICOR....................   A-36
    7.4       No WICOR Material Adverse Effect...........................   A-36
    7.5       Approval of WICOR Shareholders and Wisconsin Energy
              Shareholders; Articles of Merger...........................   A-36
    7.6       Closing Certificate........................................   A-36
    7.7       Governmental Approvals.....................................   A-37
    7.8       Listing....................................................   A-37
    7.9       Accountant Letter..........................................   A-37
    7.10      Affiliate Letters..........................................   A-37

 ARTICLE VIII CONDITIONS PRECEDENT TO THE OBLIGATIONS OF WICOR...........   A-37
    8.1       Compliance with Agreement..................................   A-37
    8.2       No Litigation..............................................   A-37
              Representations and Warranties of Wisconsin Energy and
    8.3       Acquisition................................................   A-37
    8.4       No Wisconsin Energy Material Adverse Effect................   A-38
    8.5       Approval of WICOR Shareholders and Wisconsin Energy
              Shareholders; Articles of Merger...........................   A-38
    8.6       Closing Certificate........................................   A-38
    8.7       Governmental Approvals.....................................   A-38
    8.8       Listing....................................................   A-38
    8.9       Tax Opinion................................................   A-38

                                                                            Page
                                                                            ----
 ARTICLE IX TERMINATION; MISCELLANEOUS....................................  A-39
    9.1     Termination...................................................  A-39
    9.2     Rights on Termination; Waiver.................................  A-40
    9.3     Survival of Representations, Warranties and Covenants.........  A-40
    9.4     Entire Agreement; Amendment...................................  A-40
    9.5     Expenses......................................................  A-41
    9.6     Governing Law.................................................  A-41
    9.7     Assignment....................................................  A-41
    9.8     Notices.......................................................  A-42
    9.9     Counterparts; Headings........................................  A-42
    9.10    Interpretation................................................  A-42
    9.11    Severability..................................................  A-43
    9.12    Specific Performance..........................................  A-43
    9.13    No Reliance...................................................  A-43
    9.14    Exhibits and Disclosure Schedule..............................  A-43
    9.15    Further Assurances............................................  A-43
    9.16    Waiver of Jury Trial..........................................  A-43
 SIGNATURES................................................................ A-43
 EXHIBITS:
    1.      Form of Affiliate Letter......................................  A-44
    2.      Form of Employment Agreement of George E. Wardeberg...........  A-47
    3.      Form of Wisconsin Energy Special Executive Severance Policy...  A-56
    4.      Form of Wisconsin Energy Executive Severance Policy...........  A-66

                             INDEX TO DEFINED TERMS

Term                                                               Section
----                                                               -------
Acquisition....................................................... 1.1
Affiliates........................................................ 3.8(a)
Affiliate Letter.................................................. 3.8(b)
Agreement......................................................... 1.2
Articles of Merger................................................ 2.2
Average Wisconsin Energy Price.................................... 2.4(a)(i)
Cash Election..................................................... 2.4(e)
Cash Election Shares.............................................. 2.4(f)
Cash Fraction..................................................... 2.4(f)(ii)(A)
Cash Percentage................................................... 2.4(a)(ii)
Closing........................................................... 1.3
Closing Date...................................................... 1.4
Code.............................................................. 1.5
Confidentiality Agreement......................................... 1.6
Conversion Notice................................................. 2.4(b)
CERCLA............................................................ 4.20(f)
Disclosure Schedule............................................... 1.7
Disclosure Schedule Change........................................ 3.5(b)
Effective Time of Merger.......................................... 2.2
Election Deadline................................................. 2.4(l)
Employee Benefit Plans............................................ 4.9(a)
Environmental Claim............................................... 4.20(a)(i)
Environmental Hazardous Material.................................. 4.20(a)(ii)
Environmental Laws................................................ 4.20(a)(iii)
Environmental Permits............................................. 4.20(c)
Environmental Release............................................. 4.20(a)(iv)
ERISA............................................................. 1.8
Exchange Act...................................................... 1.9
Exchange Agent.................................................... 2.6(a)
Exchange Fund..................................................... 2.6(a)
Exchange Ratio.................................................... 2.4(a)(iii)
Exchange Value.................................................... 2.4(a)(iv)
Existing Contracts................................................ 4.8(a)
Existing Litigation............................................... 4.5
Existing Plans.................................................... 4.9(b)
Form of Election.................................................. 2.4(e)
HSR Act........................................................... 1.10
Indebtedness...................................................... 4.8(a)(iii)
Indemnified Liabilities........................................... 3.14(a)(i)
Indemnified Party................................................. 3.14(a)
Indemnified Parties............................................... 3.14(a)
Initial Mailing Record Date....................................... 2.4(i)
Initial Termination Date.......................................... 9.1(b)(ii)
Insurance Amount.................................................. 3.14(c)
Knowledge of WICOR................................................ 1.11
Knowledge of Wisconsin Energy..................................... 1.12
Law............................................................... 1.13
Letter of Transmittal............................................. 2.6(b)(i)(A)
Maximum Cash Number............................................... 2.4(a)(v)

Term                                                               Section
----                                                               -------
Maximum Stock Number.............................................. 2.4(a)(vi)
Merger............................................................ 1.14
Merger Consideration.............................................. 2.4(a)(vii)
Minimum Average Wisconsin Energy Price............................ 2.4(a)(viii)
Non-Election...................................................... 2.4(e)
Non-Election Shares............................................... 2.4(f)(i)
Other Proposal.................................................... 3.9(a)(i)
Other Transaction................................................. 3.9(a)(ii)
Person............................................................ 1.15
Proxy Statement................................................... 1.16
PSCW.............................................................. 1.17
PUHCA............................................................. 1.18
Registration Statement............................................ 1.19
Representative.................................................... 2.4(e)
SEC............................................................... 1.20
Securities Act.................................................... 1.21
Special Date...................................................... 3.9(a)(iii)
Special Event..................................................... 3.9(a)(iv)
Special Fee....................................................... 3.9(e)
Stock Election.................................................... 2.4(e)
Stock Election Shares............................................. 2.4(f)(i)
Stock Fraction.................................................... 2.4(g)(ii)(A)
Stock Percentage.................................................. 2.4(a)(viii)
Subsidiary........................................................ 1.22
Superior Proposal................................................. 3.9(a)(v)
Surviving Corporation............................................. 2.1
WBCL.............................................................. 1.23
WICOR............................................................. 1.24
WICOR Advisors.................................................... 3.9(c)
WICOR Award....................................................... 2.9(b)
WICOR Certificates................................................ 1.25
WICOR Common Stock................................................ 1.26
WICOR Companies................................................... 1.27
WICOR Director Option Plan........................................ 2.9(a)
WICOR DRIP........................................................ 3.17
WICOR ESOP........................................................ 3.15(e)
WICOR Material Adverse Effect..................................... 1.28
WICOR New Restricted Stock........................................ 6.1(j)(iii)
WICOR Option...................................................... 2.9(a)
WICOR Option Plans................................................ 2.9(a)
WICOR Performance Plan............................................ 2.9(a)
WICOR Right....................................................... 1.29
WICOR Rights Agreement............................................ 1.30
WICOR SEC Reports................................................. 4.6(a)
WICOR Shareholders................................................ 1.31
WICOR Special Meeting............................................. 1.32
Wisconsin Electric................................................ 1.33
Wisconsin Energy.................................................. 1.34
Wisconsin Energy Common Stock..................................... 1.35
Wisconsin Energy Companies........................................ 1.36
Wisconsin Energy Designee......................................... 3.16(b)

Term                                                                     Section
----                                                                     -------
Wisconsin Energy Material Adverse Effect................................ 1.37
Wisconsin Energy SEC Reports............................................ 5.6(a)
Wisconsin Energy Severance Policies..................................... 3.15(f)
Wisconsin Energy Shareholders........................................... 1.38
Wisconsin Energy Special Meeting........................................ 1.39
Wisconsin Gas........................................................... 1.40
Year 2000 Compliant..................................................... 4.21

                          AGREEMENT AND PLAN OF MERGER

   This Agreement And Plan Of Merger is made as of this 27th day of June, 1999 by and among Wisconsin Energy Corporation, Wicor, Inc. and Cew Acquisition, Inc.

                                    RECITALS

   Whereas, the respective Boards of Directors of Wisconsin Energy, WICOR and Acquisition have: (a) determined that the merger of WICOR and Acquisition pursuant to, and subject to all of the terms and conditions of, this Agreement is advisable, fair and in the best interests of Wisconsin Energy, WICOR and Acquisition and their respective shareholders; and (b) approved the Merger, this Agreement and the transactions contemplated by this Agreement; and

   Whereas, the Board of Directors of WICOR has directed that this Agreement and the transactions described in this Agreement be submitted for approval at the WICOR Special Meeting; and

   Whereas, the Board of Directors of Wisconsin Energy has directed that the issuance of Wisconsin Energy Common Stock pursuant to this Agreement and the transactions described in this Agreement be submitted for approval at the Wisconsin Energy Special Meeting; and

   Whereas, Wisconsin Energy, WICOR and Acquisition desire to make certain representations, warranties, covenants and agreements in connection with the Merger; and

   Whereas, if any Wisconsin Energy Common Stock is to be issued pursuant to this Agreement, Wisconsin Energy, WICOR and Acquisition intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Code and to cause the Merger to qualify as a reorganization under the provisions of Sections 368(a) of the Code to the extent that shares of WICOR Common Stock are exchanged for shares of Wisconsin Energy Common Stock; and

   Now, therefore, in consideration of the Recitals and of the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed that:

                                   ARTICLE I

                                  Definitions

   When used in this Agreement, the following terms shall have the meanings specified:

   1.1 Acquisition. "Acquisition" shall mean CEW Acquisition, Inc., a Wisconsin corporation and a wholly-owned Subsidiary of Wisconsin Energy.

   1.2 Agreement. "Agreement" shall mean this Agreement and Plan of Merger, together with the Exhibits attached hereto and together with the Disclosure Schedule, as the same may be amended from time to time in accordance with the terms hereof.

   1.3 Closing. "Closing" shall mean the conference to be held at 10:00 A.M., Central Time, on the Closing Date at the offices of Quarles & Brady LLP, 411 East Wisconsin Avenue, Milwaukee WI 53202, or such other time and place as the parties may mutually agree to in writing, at which the transactions contemplated by this Agreement shall be consummated.

   1.4 Closing Date. "Closing Date" shall mean:

     (a) that date which is two (2) business days after satisfaction or waiver of all of the conditions set forth in Article VII and Article VIII of this Agreement; or

     (b) such other date as the parties may mutually agree to in writing.

   1.5 Code. "Code" shall mean the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, as the same may be in effect from time to time.

   1.6 Confidentiality Agreement. "Confidentiality Agreement" shall mean the Confidentiality Agreement between Wisconsin Energy and WICOR dated January 14, 1999.

   1.7 Disclosure Schedule. "Disclosure Schedule" shall mean the Disclosure Schedule dated the date of this Agreement delivered by WICOR to Wisconsin Energy contemporaneously with the execution and delivery of this Agreement and as the same may be amended or updated from time to time after the date of this Agreement and prior to the Closing Date in accordance with the terms of this Agreement.

   1.8 ERISA. "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as the same may be in effect from time to time.

   1.9 Exchange Act. "Exchange Act" shall mean the Securities Exchange Act of 1934, as the same may be in effect from time to time.

   1.10 HSR Act. "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as the same may be in effect from time to time.

   1.11 Knowledge of WICOR. "Knowledge of WICOR" shall mean, for purposes of this Agreement, when any fact or matter is stated to be "to the Knowledge of WICOR" or words of similar import, the actual knowledge of the existence or nonexistence of such fact or matter by the officers and employees of the WICOR Companies listed on the Disclosure Schedule.

   1.12 Knowledge of Wisconsin Energy. "Knowledge of Wisconsin Energy" shall mean, for purposes of this Agreement, when any fact or matter is stated to be "to the Knowledge of Wisconsin Energy" or words of similar import, the actual knowledge of the existence or nonexistence of such fact or matter by the executive officers of Wisconsin Energy and that of the Person holding the position of Law Director--Regulatory of Wisconsin Electric.

   1.13 Law. "Law" shall mean any federal, state, local, foreign, or other law, rule, regulation or governmental requirement of any kind, judicial interpretations thereof, and the rules, regulations and orders promulgated thereunder by any regulatory agencies.

   1.14 Merger. "Merger" shall mean the merger of WICOR and Acquisition pursuant to this Agreement.

   1.15 Person. "Person" shall mean a natural person, corporation, trust, partnership, limited liability company, joint venture, association, unincorporated organization, governmental entity, agency or branch or department thereof, or any other legal entity.

   1.16 Proxy Statement. "Proxy Statement" shall mean the joint proxy statement of Wisconsin Energy and WICOR to be filed with the SEC and to be distributed to the WICOR Shareholders in connection with the WICOR Special Meeting and the approval of the Merger by the WICOR Shareholders and to be distributed to the Wisconsin Energy Shareholders in connection with the Wisconsin Energy Special Meeting, which shall also constitute the prospectus of Wisconsin Energy filed as a part of the Registration Statement.

   1.17 PSCW. "PSCW" shall mean the Public Service Commission of Wisconsin.

   1.18 PUHCA. "PUHCA" shall mean the Public Utility Holding Company Act of 1935, as the same may be in effect from time to time.


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   1.19 Registration Statement. "Registration Statement" shall mean a registration statement on Form S-4 to be filed under the Securities Act by Wisconsin Energy in connection with the Merger for purposes of registering any shares of Wisconsin Energy Common Stock to be issued in the Merger pursuant to
Article II of this Agreement.

   1.20 SEC. "SEC" shall mean the Securities and Exchange Commission.

   1.21 Securities Act. "Securities Act" shall mean the Securities Act of 1933, as the same may be in effect from time to time.

   1.22 Subsidiary. "Subsidiary" of any Person shall mean another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

   1.23 WBCL. "WBCL" shall mean the Wisconsin Business Corporation Law, as the same shall be in effect from time to time.

   1.24 WICOR. "WICOR" shall mean WICOR, Inc., a Wisconsin corporation.

   1.25 WICOR Certificates. "WICOR Certificates" shall mean a certificate or certificates which represent outstanding shares of WICOR Common Stock on the relevant date.

   1.26 WICOR Common Stock. "WICOR Common Stock" shall mean shares of the common stock, $1.00 par value, of WICOR.

   1.27 WICOR Companies. "WICOR Companies" shall mean WICOR and all Subsidiaries of WICOR.

   1.28 WICOR Material Adverse Effect. "WICOR Material Adverse Effect" shall mean any event, condition or fact which is, or reasonably may be expected to be, materially adverse to the aggregate financial condition, properties, business, results of operations or prospects of the WICOR Companies taken as a whole.

   1.29 WICOR Right. "WICOR Right" shall mean a right to purchase shares of WICOR Common Stock issued by WICOR pursuant to the WICOR Rights Agreement.

   1.30 WICOR Rights Agreement. "WICOR Rights Agreement" shall mean the Rights Agreement dated as of August 29, 1989 between WICOR and Manufacturers Hanover Trust Company (now The Chase Manhattan Bank) as Rights Agent, as amended, and any successor or replacement agreements thereto.

   1.31 WICOR Shareholders. "WICOR Shareholders" shall mean all Persons owning shares of WICOR Common Stock on the relevant date.

   1.32 WICOR Special Meeting. "WICOR Special Meeting" shall mean a special meeting of the WICOR Shareholders for the purpose of approving the Merger, this Agreement and the transactions contemplated by this Agreement.

   1.33 Wisconsin Electric. "Wisconsin Electric" shall mean Wisconsin Electric Power Company, a Wisconsin corporation and a Subsidiary of Wisconsin Energy.

   1.34 Wisconsin Energy. "Wisconsin Energy" shall mean Wisconsin Energy Corporation, a Wisconsin corporation.

   1.35 Wisconsin Energy Common Stock. "Wisconsin Energy Common Stock" shall mean shares of the common stock, $.01 par value, of Wisconsin Energy.

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   1.36 Wisconsin Energy Companies. "Wisconsin Energy Companies" shall mean
Wisconsin Energy and all Subsidiaries of Wisconsin Energy.

   1.37 Wisconsin Energy Material Adverse Effect. "Wisconsin Energy Material Adverse Effect" shall mean any event, condition or fact which is, or reasonably may be expected to be, materially adverse to the aggregate financial condition, properties, business, results of operations or prospects of the Wisconsin Energy Companies taken as a whole.

   1.38 Wisconsin Energy Shareholders. "Wisconsin Energy Shareholders" shall mean all Persons owning shares of Wisconsin Energy Common Stock on the relevant date.

   1.39 Wisconsin Energy Special Meeting. "Wisconsin Energy Special Meeting" shall mean a special meeting of the Wisconsin Energy Shareholders for the purpose of approving the issuance of Wisconsin Energy Common Stock pursuant to this Agreement and the transactions contemplated by this Agreement.

   1.40 Wisconsin Gas. "Wisconsin Gas" shall mean Wisconsin Gas Company, a Wisconsin corporation and a Subsidiary of WICOR.

                                   ARTICLE II

                                   The Merger

   2.1 The Merger. At the Effective Time of Merger and upon and subject to the terms and conditions of this Agreement, WICOR and Acquisition will be merged as follows: (a) if the Stock Percentage is zero (0), then Acquisition shall be merged with and into WICOR, which will be the surviving corporation in the Merger and shall continue to be governed by the Laws of the State of Wisconsin and the separate existence of Acquisition shall thereupon cease; or (b) if the Stock Percentage is any percentage other than zero (0), then WICOR shall be merged with and into Acquisition, which will be the surviving corporation in the Merger and shall continue to be governed by the Laws of the State of Wisconsin and the separate existence of WICOR shall thereupon cease. The corporation which is the surviving corporation in the Merger pursuant to
Section 2.1(a) or 2.1(b) of this Agreement is referred to in this Agreement as the "Surviving Corporation". The Merger shall be pursuant to the provisions of, and shall be with the effects provided in, the WBCL.

   2.2 Effective Time of Merger. Subject to the terms and conditions of this Agreement, on the Closing Date, Acquisition and WICOR will cause Articles of Merger in a form approved for filing in accordance with the WBCL (the "Articles of Merger") to be executed, delivered and filed as provided in the WBCL. The Merger shall become effective at the time of the receipt of the Articles of Merger by the Wisconsin Department of Financial Institutions or at such later time as Wisconsin Energy and WICOR may agree and as may be set forth in the Articles of Merger. The date and time on which the Merger shall become effective is referred to in this Agreement as the "Effective Time of Merger".

   2.3 Corporate Matters.

   (a) Articles of Incorporation of Surviving Corporation. (i) If WICOR is the Surviving Corporation in the Merger, the Restated Articles of Incorporation of WICOR as in effect immediately prior to the Effective Time of Merger shall be the Restated Articles of Incorporation of the Surviving Corporation until amended in accordance with Law. (ii) If Acquisition is the Surviving Corporation in the Merger, the Articles of Incorporation of Acquisition shall, by virtue of the Merger, be amended and restated at the Effective Time of Merger to be in the form of the Restated Articles of Incorporation of WICOR as in effect immediately prior to the Effective Time of Merger until amended in accordance with Law.

   (b) Bylaws of Surviving Corporation. (i) If WICOR is the Surviving Corporation in the Merger, the Bylaws of WICOR as in effect immediately prior to the Effective Time of Merger shall be the Bylaws of the

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Surviving Corporation until amended in accordance with Law. (ii) If Acquisition is the Surviving Corporation in the Merger, the Bylaws of Acquisition shall, by virtue of the Merger, be amended and restated at the Effective Time of Merger to be in the form of the Bylaws of WICOR as in effect immediately prior to the Effective Time of Merger until amended in accordance with Law.

   (c) Directors and Officers of Surviving Corporation. The duly qualified and acting directors and officers of WICOR immediately prior to the Effective Time of Merger shall be the directors and officers of the Surviving Corporation, to hold office as provided in the Bylaws of the Surviving Corporation. Immediately after the Effective Time of Merger, Wisconsin Energy and the Surviving Corporation shall take all action necessary to: (i) elect as directors of the Surviving Corporation designees of Wisconsin Energy so that such designees constitute a majority in number of the Board of Directors of the Surviving Corporation; and (ii) elect Mr. Richard A. Abdoo as Chairman of the Board of the Surviving Corporation.

   2.4 Conversion of WICOR Common Stock.

   (a) Definitions. As used in this Agreement:

     (i) "Average Wisconsin Energy Price" shall mean the average of the closing sale price per share of Wisconsin Energy Common Stock as reported on the New York Stock Exchange Composite Tape on each of the ten (10) consecutive trading days ending with the fifth trading day immediately preceding the Closing Date.

     (ii) "Cash Percentage" shall mean that percentage equal to: (A) 100%; minus (B) the Stock Percentage.

     (iii) "Exchange Ratio" shall mean that number (carried to the fourth decimal place) obtained by dividing: (A) the Exchange Value; by (B) the Average Wisconsin Energy Price.

     (iv) "Exchange Value" shall mean:

       (A) if the Closing occurs on or prior to July 1, 2000, $31.50; or

       (B) if the Closing occurs after July 1, 2000: (1) $31.50; plus (2) the amount (carried to the fourth decimal place) obtained by multiplying $31.50 by .0001644 for each calendar day after July 1, 2000 through and including the Closing Date.

     (v) "Maximum Cash Number" shall mean that number equal to:

       (A) (1) the Cash Percentage; multiplied by (2) the number of shares of WICOR Common Stock issued and outstanding immediately prior to the Effective Time of Merger; minus

       (B) the number of shares of WICOR Common Stock to be exchanged for cash in lieu of fractional shares pursuant to Section 2.6(e) of this Agreement.

     (vi) "Maximum Stock Number" shall mean that number equal to: (A) the Stock Percentage; multiplied by (B) the number of shares of WICOR Common Stock issued and outstanding immediately prior to the Effective Time of Merger.

     (vii) "Merger Consideration" shall mean the shares of Wisconsin Energy Common Stock issuable pursuant to this Section 2.4 of this Agreement and cash payable pursuant to this Section 2.4 of this Agreement.

     (viii) "Stock Percentage" shall mean that percentage selected by Wisconsin Energy in the Conversion Notice which shall be (at the option of Wisconsin Energy) any percentage between and including 40% and 60%; provided that, if the Average Wisconsin Energy Price is less than $22.00 (the "Minimum Average Wisconsin Energy Price"), then Wisconsin Energy may select zero (0) as the Stock Percentage.

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

   (b) Conversion Notice. At least three (3) business days prior to the Closing Date, Wisconsin Energy shall send a notice to WICOR (the "Conversion Notice") which specifies Wisconsin Energy's election as to the amounts of the Cash Percentage and the Stock Percentage. The parties shall then proceed to close the transactions described in this Agreement on the basis of the election made by Wisconsin Energy in the Conversion Notice.

   (c) Conversion. At the Effective Time of Merger, by virtue of the Merger and without any action on the part of Acquisition, WICOR, Wisconsin Energy or the holders of WICOR Common Stock, each share of WICOR Common Stock (together with the associated WICOR Right) issued and outstanding at the Effective Time of Merger (except for treasury stock which shall be canceled as described in Section 2.4(m) of this Agreement and except for WICOR New Restricted Stock which shall be converted as described in Section 2.9(b) of this Agreement) shall be converted into and become the right to receive:

     (i) if the Stock Percentage is zero (0), cash in the amount of the Exchange Value; or

     (ii) if the Stock Percentage is any percentage other than zero (0) and subject to the election and allocation procedures set forth in this Section
  2.4 of this Agreement:

       (A) cash in the amount of the Exchange Value; or

       (B) that number of shares of Wisconsin Energy Common Stock equal to the Exchange Ratio; or

       (C) a combination of cash and shares of Wisconsin Energy Common Stock determined in accordance with the provisions of this Section 2.4 of this Agreement.

   (d) Maximum Numbers. The number of shares of WICOR Common Stock to be converted into the right to receive Wisconsin Energy Common Stock in the Merger shall equal the Maximum Stock Number. The number of shares of WICOR Common Stock to be converted into the right to receive cash in the Merger shall equal the Maximum Cash Number. Notwithstanding any other provisions of this Agreement, if the Stock Percentage is a percentage other than zero (0), at least 40% of the number of shares of WICOR Common Stock issued and outstanding immediately prior to the Effective Time of Merger shall be converted into whole shares of Wisconsin Energy Common Stock exclusive of fractional share interests to be paid in cash pursuant to Section 2.6(e) of this Agreement.

   (e) Elections. If the Stock Percentage is a percentage other than zero (0) and subject to the allocation and election procedures set forth in this
Section 2.4 of this Agreement, each record holder immediately prior to the Effective Time of Merger of shares of WICOR Common Stock will be entitled in respect to each share of WICOR Common Stock owned by such holder: (i) to elect to receive cash for such share (a "Cash Election"); (ii) to elect to receive Wisconsin Energy Common Stock for such share (a "Stock Election"); or (iii) to indicate that such record holder has no preference as to the receipt of cash or Wisconsin Energy Common Stock for such share (a "Non-Election"). All such elections shall be made on a form designed by Wisconsin Energy, which is reasonably satisfactory to WICOR, for that purpose (a "Form of Election"). Holders of record of shares of WICOR Common Stock who hold such shares as nominees, trustees or in other representative capacities (a "Representative") may submit multiple Forms of Election, provided that such Representative certifies that each such Form of Election covers all the shares of WICOR Common Stock held by each Representative for a particular beneficial owner.

   (f) Cash Elections in Excess of Maximum Cash Number. If the aggregate number of shares covered by Cash Elections (the "Cash Election Shares") exceeds the Maximum Cash Number:

     (i) each share of WICOR Common Stock covered by a Stock Election (the "Stock Election Shares") and each share of WICOR Common Stock covered by a Non-Election (the "Non-Election Shares") shall be converted into the right to receive a number of shares of Wisconsin Energy Common Stock equal to the Exchange Ratio; and

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

     (ii) each Cash Election Share shall be converted into the right to receive:

       (A) an amount in cash, without interest, equal to: (1) the Exchange Value; multiplied by (2) a fraction (the "Cash Fraction"), the numerator of which shall be the Maximum Cash Number and the denominator of which shall be the total number of Cash Election Shares; and

       (B) a number of shares of Wisconsin Energy Common Stock equal to:
    (1) the Exchange Ratio; multiplied by (2) a fraction equal to one minus the Cash Fraction.

   (g) Stock Elections in Excess of Maximum Stock Number. If the aggregate number of Stock Election Shares exceeds the Maximum Stock Number:

     (i) each Cash Election Share and each Non-Election Share shall be converted into the right to receive cash in the amount of the Exchange Value; and

     (ii) each Stock Election Share shall be converted into the right to receive:

       (A) a number of shares of Wisconsin Energy Common Stock equal to:
    (1) the Exchange Ratio; multiplied by (2) a fraction (the "Stock Fraction"), the numerator of which shall be the Maximum Stock Number and the denominator of which shall be the total number of Stock Election Shares, and

       (B) an amount in cash, without interest, equal to: (1) the Exchange Value; multiplied by (2) a fraction equal to one minus the Stock Fraction.

   (h) Other. In the event that neither Section 2.4(f) or 2.4(g) of this Agreement is applicable: (i) each Cash Election Share shall be converted into the right to receive cash in the amount of the Exchange Value; (ii) each Stock Election Share shall be converted into the right to receive a number of shares of Wisconsin Energy Common Stock equal to the Exchange Ratio; and (iii) each Non-Election Share shall be converted into the right to receive shares of Wisconsin Energy Common Stock and the right to receive cash on a proportionate basis so that the total number of shares of WICOR Common Stock converted into the right to receive shares of Wisconsin Energy Common Stock and cash, respectively, approximate the Maximum Stock Number and the Maximum Cash Number, respectively, as closely as possible.

   (i) Initial Mailing. Wisconsin Energy and WICOR will mail a Form of Election to all holders of record of shares of WICOR Common Stock as of a date mutually agreed to by WICOR and Wisconsin Energy (the "Initial Mailing Record Date") which shall be approximately 45 calendar days prior to the anticipated Effective Time of Merger. Elections shall be made by holders of WICOR Common Stock by mailing to the Exchange Agent a Form of Election. To be effective, a Form of Election must be properly completed, signed and submitted to the Exchange Agent and accompanied by the certificates representing the shares of WICOR Common Stock as to which the election is being made (or by an appropriate guarantee of delivery of such certificates as set forth in such Form of Election from a member of any registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, provided such certificates are in fact delivered by the time set forth in such guarantee of delivery). Wisconsin Energy will have the discretion, which it may delegate in whole or in part to the Exchange Agent, to determine whether Forms of Election have been properly completed, signed and submitted or revoked and to disregard immaterial defects in Forms of Election. The decision of Wisconsin Energy (or the Exchange Agent) in such matters shall be conclusive and binding. Neither Wisconsin Energy nor the Exchange Agent will be under any obligation to notify any Person of any defect in a Form of Election submitted to the Exchange Agent. The Exchange Agent shall also make all computations contemplated by this
Section 2.4 of this Agreement and all such computations shall be conclusive and binding on the holders of WICOR Common Stock absent manifest error in any such computation.

   (j) Nonsubmittal. For the purposes hereof, a holder of WICOR Common Stock who does not submit a Form of Election which is received by the Exchange Agent prior to the Election Deadline shall be deemed to have made a Non-Election. If Wisconsin Energy or the Exchange Agent shall determine that any purported

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Cash Election or Stock Election was not properly made, such purported Cash
Election or Stock Election shall be deemed to be of no force and effect and the Person making such purported Cash Election or Stock Election shall, for all purposes hereof, be deemed to have made a Non-Election.

   (k) Subsequent Mailings. Wisconsin Energy and WICOR shall each use its reasonable best efforts to promptly mail the Form of Election to all Persons who become holders of WICOR Common Stock during the period between the Initial Mailing Record Date and 10:00 a.m. New York time, on the date ten calendar days prior to the anticipated Effective Time of Merger and to make the Form of Election available to all Persons who become holders of WICOR Common Stock subsequent to such day and no later than the close of business on the third business day prior to the Effective Time of Merger.

   (l) Election Deadline. A Form of Election must be received by the Exchange Agent by the close of business on the third business day prior to the Effective Time of Merger (the "Election Deadline") in order to be effective. All elections will be irrevocable.

   (m) Treasury Stock. Any shares of WICOR Common Stock (together with the associated WICOR Right) that are owned by any of the WICOR Companies at the Effective Time of Merger shall be canceled and retired and cease to exist and no cash or shares of Wisconsin Energy Common Stock shall be issued or delivered in exchange therefor.

   (n) Adjustment. In the event that, prior to the Effective Time of Merger, there is a reclassification, stock split or stock dividend with respect to outstanding Wisconsin Energy Common Stock or outstanding WICOR Common Stock, an appropriate and proportionate adjustment, if any, shall be made to any or one or more of the Exchange Value, the Exchange Ratio or the Minimum Average Wisconsin Energy Price.

   2.5 Acquisition Common Stock.

   (a) WICOR as Surviving Corporation. If WICOR is the Surviving Corporation in the Merger, each outstanding share of capital stock of Acquisition issued and outstanding at the Effective Time of Merger, by virtue of the Merger and without any action on the part of Acquisition, WICOR or Wisconsin Energy, shall be converted into and become one share of WICOR Common Stock.

   (b) Acquisition as Surviving Corporation. If Acquisition is the Surviving Corporation in the Merger, all outstanding shares of capital stock of Acquisition issued and outstanding at the Effective Time of Merger shall remain issued and outstanding and not be affected in any way by the Merger.

   2.6 Exchange of WICOR Certificates.

   (a) Exchange Agent. As of the Effective Time of Merger, Wisconsin Energy shall deposit, or shall cause to be deposited, with a bank or trust company designated by Wisconsin Energy and reasonably acceptable to WICOR (the "Exchange Agent"), for the benefit of the holders of shares of WICOR Common Stock, for exchange in accordance with this Article II of this Agreement through the Exchange Agent: (i) certificates representing the aggregate number of shares of Wisconsin Energy Common Stock issuable pursuant to Section 2.4 of this Agreement; and (ii) cash representing the aggregate amount of cash payable pursuant to Section 2.4 of this Agreement; (such certificates for shares of Wisconsin Energy Common Stock, together with any dividends or distributions with respect thereto, such cash and any cash for fractional share interests paid pursuant to Section 2.6(e) of this Agreement, being hereinafter referred to as the "Exchange Fund").

   (b) Exchange Procedures.

       (i) At or promptly after the Effective Time of Merger, Wisconsin Energy shall cause the Exchange Agent to mail to each holder of record of a WICOR Certificate which immediately prior to the Effective Time of Merger represented outstanding shares of WICOR Common Stock and which was not submitted to the Exchange Agent with a duly executed and completed Form of Election: (A) a letter of transmittal ("Letter of Transmittal") which shall specify that delivery shall be effected, and

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

    risk of loss and title to the WICOR Certificates shall pass, only upon delivery of the WICOR Certificates to the Exchange Agent and which shall be in such form and have such other customary provisions as Wisconsin Energy may reasonably specify and which are reasonably acceptable to WICOR; and (B) instructions to effect the surrender of the WICOR Certificates in exchange for cash or shares of Wisconsin Energy Common Stock, or both, as described in this Agreement.

       (ii) Upon surrender of a WICOR Certificate for cancellation to the Exchange Agent together with either a Form of Election or a Letter of Transmittal, in each case duly executed, and with such other documents as the Exchange Agent may reasonably require, the holder of such WICOR Certificate shall be entitled to receive, and Wisconsin Energy shall cause the Exchange Agent to promptly deliver in exchange therefor after the Effective Time of Merger: (A) a certificate representing that number of whole shares of Wisconsin Energy Common Stock to which such holder is entitled to receive in respect of such WICOR Certificate pursuant to Section 2.4 of this Agreement; and (B) a check representing the cash that such holder is entitled to receive in respect of such WICOR Certificate pursuant to Section 2.4 of this Agreement; and (C) a check for any cash in lieu of any fractional share interest in accordance with Section 2.6(e) of this Agreement. The WICOR Certificate so surrendered shall forthwith be canceled; provided, however, that fractional share interests of any one holder shall be aggregated to maximize the number of whole shares of Wisconsin Energy Common Stock to be issued and minimize the fractional interests to be paid in cash as provided in Section 2.6(e) of this Agreement.

       (iii) In the event of a transfer of ownership of shares of WICOR Common Stock which is not registered in the transfer records of WICOR, a certificate representing the proper number of shares of Wisconsin Energy Common Stock, a check for the proper amount of cash that such holder is entitled to receive in respect of such WICOR Certificate pursuant to Section 2.4 of this Agreement and any cash in lieu of any fractional share interests in accordance with Section 2.6(e) of this Agreement, shall be delivered to the transferee if the WICOR Certificate which represented such shares of WICOR Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid.

       (iv) No interest will be paid or accrued on the cash and shares of Wisconsin Energy Common Stock to be issued pursuant to this Agreement, the cash in lieu of fractional shares, if any, and unpaid dividends and distributions on the shares of Wisconsin Energy Common Stock, if any, payable to WICOR Shareholders.

       (v) If any WICOR Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such WICOR Certificate to be lost, stolen or destroyed and, if required by Wisconsin Energy in its reasonable discretion, the posting by such Person of a bond in such reasonable amount as Wisconsin Energy may direct as indemnity against any claim that may be made against it with respect to such WICOR Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed WICOR Certificate, a certificate representing the proper number of shares of Wisconsin Energy Common Stock and a check for the cash, in each case that such WICOR Shareholder has the right to receive pursuant to Section 2.4 of this Agreement, and the cash to be paid in lieu of fractional shares, if any, with respect to the shares of WICOR Common Stock formerly represented thereby, and unpaid dividends and distributions on the shares of Wisconsin Energy Common Stock, if any, as provided in this
    Article II of this Agreement.

       (vi) Until surrendered as contemplated by this Section 2.6 of this Agreement, each WICOR Certificate shall be deemed at all times after the Effective Time of Merger to represent only the right to receive upon surrender only the cash or shares of Wisconsin Energy Common Stock, or both, and cash in lieu of any fractional share interest as contemplated by this Agreement.

   (c) Distributions with Respect to Unexchanged Shares. If any Wisconsin Energy Common Stock is issued pursuant to the Merger, no dividends or other distributions declared or made after the Effective Time of Merger with respect to Wisconsin Energy Common Stock with a record date after the Effective Time of Merger shall be paid to the holder of any unsurrendered WICOR Certificate with respect to the shares of Wisconsin Energy Common Stock represented thereby, and no cash payment in lieu of a fractional share shall be paid to any such holder pursuant to Section 2.6(e) of this Agreement, until the holder of such WICOR Certificate has surrendered such WICOR Certificate to the Exchange Agent. Subject to the effect of any applicable Law, following the surrender of any such WICOR Certificate, there shall be paid to the holder of the surrendered WICOR Certificate, without interest: (i) promptly, the amount of any cash payable with respect to a fractional share interest to which such holder is entitled pursuant to Section 2.6(e) of this Agreement and the amount of dividends or other distributions with a record date after the Effective Time of Merger theretofore paid with respect to such whole shares of Wisconsin Energy Common Stock; and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time of Merger but prior to surrender and a payment date occurring after surrender payable with respect to such whole shares of Wisconsin Energy Common Stock.

   (d) No Further Rights in WICOR Common Stock. All shares of Wisconsin Energy Common Stock issued and cash paid upon conversion of the WICOR Common Stock in accordance with the terms of this Agreement (and any cash paid pursuant to Section 2.6(e) of this Agreement) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the WICOR Common Stock.

   (e) No Fractional Shares. No fractional shares of Wisconsin Energy Common Stock shall be issued in the Merger. All fractional share interests of a holder of more than one WICOR Certificate at the Effective Time of Merger shall be aggregated. If a fractional share interest results after such aggregation, each holder of a fractional share interest shall be paid an amount in cash equal to the product obtained by multiplying such fractional share interest by the Average Wisconsin Energy Price. Promptly after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent shall notify Wisconsin Energy and Wisconsin Energy shall deliver such amounts to such holders subject to and in accordance with the terms of
Section 2.6(c) of this Agreement.

   (f) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Wisconsin Energy, on a daily basis. Any interest and other income resulting from such investments shall be paid to Wisconsin Energy upon termination of the Exchange Fund pursuant to
Section 2.6(g) of this Agreement. In the event the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Exchange Agent hereunder, then Wisconsin Energy shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such payment obligations.

   (g) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the WICOR Shareholders after twelve (12) months after the Effective Time of Merger shall be delivered to Wisconsin Energy, upon demand, and any WICOR Shareholders who have not theretofore complied with this
Article II of this Agreement shall thereafter look only to Wisconsin Energy for payment of their claim for cash or shares of Wisconsin Energy Common Stock, or both, any cash in lieu of fractional share interests and any dividends or distributions with respect thereto.

   (h) No Liability. Neither the Exchange Agent nor any party to this Agreement shall be liable to any WICOR Shareholder for any shares of WICOR Common Stock or Wisconsin Energy Common Stock (or dividends or distributions with respect thereto) or cash delivered in accordance with applicable Law to a public official pursuant to any abandoned property, escheat or similar Law. If any WICOR Certificates shall not have been surrendered prior to seven years after the Effective Time of Merger (or immediately prior to such earlier date on which any shares of Wisconsin Energy Common Stock, cash, any cash in lieu of fractional shares of Wisconsin Energy Common Stock in respect of such WICOR Certificates would otherwise escheat to or become the property of any governmental Person), any shares of Wisconsin Energy Common Stock, cash and dividends or distributions in respect of such WICOR Certificates shall, to the extent permitted by applicable Laws, become the property of Wisconsin Energy, free and clear of all claims or interest of any Person previously entitled thereto.

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

   (i) Withholding Rights. Wisconsin Energy shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any WICOR Shareholder such amounts as Wisconsin Energy is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld by Wisconsin Energy, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the WICOR Shareholder in respect of which such deduction and withholding was made by Wisconsin Energy.

   (j) Book Entry. Notwithstanding any other provision of this Agreement, the Form of Election and the Letter of Transmittal may, at the option of Wisconsin Energy, provide for the ability of a holder of one or more WICOR Certificates to elect that the Wisconsin Energy Common Stock to be received in exchange for the WICOR Common Stock formerly represented by such surrendered WICOR Certificates be issued in uncertificated form or to elect that such Wisconsin Energy Common Stock be credited to an account established for the holder under the dividend reinvestment and stock purchase plan of Wisconsin Energy.

   (k) Stock Transfer Books. At the Effective Time of Merger, the stock transfer books of WICOR shall be closed and there shall be no further registration of transfers of shares of WICOR Common Stock thereafter on the records of WICOR. From and after the Effective Time of Merger, the holders of WICOR Certificates outstanding immediately prior to the Effective Time of Merger shall cease to have any rights with respect to such shares of WICOR Common Stock except as otherwise provided in this Agreement or by Law.

   2.7 Reorganization. If any Wisconsin Energy Common Stock is to be issued pursuant to the Merger, the parties intend that this Agreement be a plan of reorganization within the meaning of Section 368(a) of the Code and that the Merger be a tax-free reorganization under Section 368(a) of the Code to the extent that shares of WICOR Common Stock are exchanged for shares of Wisconsin Energy Common Stock as described in this Agreement.

   2.8 No Dissenting Shares. The parties acknowledge that under the WBCL, the WICOR Shareholders are not entitled to dissent from the Merger and are not entitled to require appraisal of their WICOR Common Stock.

   2.9 WICOR Options and WICOR Awards.

   (a) Stock Options. At the Effective Time of Merger, each then outstanding option to purchase shares of WICOR Common Stock (a "WICOR Option") under WICOR's 1987 Stock Option Plan, 1992 Director Stock Option Plan (the "WICOR Director Option Plan") or 1994 Long-Term Performance Plan (the "WICOR Performance Plan"), each as amended (collectively, the "WICOR Option Plans"), whether vested or not vested, shall be deemed assumed by Wisconsin Energy and shall thereafter be deemed to constitute an option to acquire shares of Wisconsin Energy Common Stock, on the same terms and conditions as were applicable under such WICOR Option immediately prior to the Effective Time of Merger except that:

     (i) the number (rounded to the nearest whole number) of shares of Wisconsin Energy Common Stock covered by such WICOR Option shall be equal to: (A) the number of shares of WICOR Common Stock subject to such WICOR Option immediately prior to the Effective Time of Merger; multiplied by (B) the Exchange Ratio;

     (ii) the price per share (rounded to the nearest whole cent) of Wisconsin Energy Common Stock covered by such WICOR Option shall be equal to: (A) the exercise price per share of WICOR Common Stock formerly purchasable pursuant to such WICOR Option; divided by (B) the Exchange Ratio; and

     (iii) with respect only to the WICOR Options that were outstanding on the date of this Agreement, such WICOR Options shall be fully vested notwithstanding any vesting requirement otherwise applicable thereto.

   (b) Equity-Based Awards. At the Effective Time of Merger, each then outstanding equity-based award or account (including shares of WICOR New Restricted Stock awarded after the date of this Agreement as described in Section 6.1(j)(iii) of this Agreement and stock equivalents and stock units relating to WICOR Common Stock, but excluding WICOR Options) (individually a "WICOR Award") shall be deemed assumed by Wisconsin Energy and shall thereafter be deemed to constitute an award or account, on the same terms and conditions as were applicable under such WICOR Award immediately prior to the Effective Time of Merger, except that the number (rounded to the nearest whole number) of shares or phantom shares of Wisconsin Energy Common Stock subject thereto shall be equal to: (i) the number of shares or phantom shares, as the case may be, of WICOR Common Stock subject to such WICOR Award immediately prior to the Effective Time of Merger; multiplied by (ii) the Exchange Ratio. With respect only to awards of restricted stock existing on the date of this Agreement and outstanding at the Effective Time of Merger, the restrictions applicable thereto shall immediately cease with respect to 100% of the number of shares of WICOR Common Stock subject to such awards and such unrestricted shares shall be converted in the Merger in accordance with Section
2.4 of this Agreement.

   (c) Assumption. At the Effective Time of Merger, Wisconsin Energy shall assume each WICOR Option and WICOR Award in accordance with the terms of the WICOR Option Plan or other plan or arrangement under which it was granted and all the terms and conditions of the stock option, restricted stock or other agreement by which it is evidenced, as adjusted as provided in this Agreement. At or prior to the Effective Time of Merger, Wisconsin Energy shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Wisconsin Energy Common Stock for delivery pursuant to the terms set forth in this Section 2.9 of this Agreement. As soon as practicable after the Effective Time of Merger, Wisconsin Energy shall file a registration statement on an appropriate form or a post-effective amendment to a previously filed registration statement under the Securities Act to register the shares of Wisconsin Energy Common Stock subject to the options and awards assumed pursuant to this Section 2.9 of this Agreement where such registration is necessary to permit the issuance of such shares free of restrictive legends under the Securities Act, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement (and the current status of the prospectus or prospectuses relating thereto) for so long as such options or awards remain outstanding.

   (d) Other. WICOR represents that there are no options, awards or accounts relating to WICOR Common Stock outstanding at the date of this Agreement other than those reflected in Sections 4.1(d) and 4.2(a) of this Agreement. Prior to the Effective Time of Merger, WICOR shall make all necessary arrangements to permit the assumption of the WICOR Options and WICOR Awards by Wisconsin Energy pursuant to this Section 2.9 of this Agreement. WICOR represents that no consents are necessary to give effect to the transactions contemplated by this
Section 2.9 of this Agreement.

                                  ARTICLE III

                                Other Agreements

   3.1 Proxy Statement and Registration Statement. Wisconsin Energy and WICOR will prepare and file with the SEC the Registration Statement and the Proxy Statement as soon as reasonably practicable after the date of this Agreement. Wisconsin Energy and WICOR shall use reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing. Wisconsin Energy and WICOR shall also take such action as may be reasonably required to cause any shares of Wisconsin Energy Common Stock issuable pursuant to the Merger to be registered or to obtain an exemption from registration or qualification under applicable state "blue sky" or securities Laws; provided, however, that Wisconsin Energy shall not be required to qualify as a foreign corporation or to file any general consent to service of process under the Laws of any jurisdiction. Each party to this Agreement will furnish to the other parties all information concerning itself as each such other party or its counsel may reasonably request and which is required or customary for inclusion in the Proxy Statement and the Registration Statement.

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

   3.2 Approval of Shareholders.

   (a) WICOR Shareholders.

       (i) WICOR shall, as soon as reasonably practicable: (A) take all steps necessary duly to call, give notice of, convene and hold the WICOR Special Meeting; (B) distribute the Proxy Statement, which shall also constitute the prospectus of Wisconsin Energy included in the Registration Statement, to the WICOR Shareholders in accordance with applicable Federal and state Law and its Articles of Incorporation and Bylaws; (C) subject to the provisions of Section 3.2(a)(ii) of this Agreement, recommend to the WICOR Shareholders the approval of this Agreement and the transactions contemplated by this Agreement and such other matters as may be submitted to the WICOR Shareholders in connection with this Agreement; and (D) fully cooperate and consult with Wisconsin Energy with respect to each of the foregoing matters.

       (ii) The Board of Directors of WICOR shall be permitted to not recommend to the WICOR Shareholders that the WICOR Shareholders approve this Agreement and the transactions contemplated by this Agreement or withdraw or modify in a manner adverse to Wisconsin Energy the recommendation of the Board of Directors of WICOR if and only if: (A) the Board of Directors of WICOR determines in its good faith judgment that it is advisable to so withdraw or modify its recommendation to comply with its fiduciary duties under applicable Law after consultation with outside legal counsel; and (B) WICOR and the WICOR Advisors have complied with their obligations and agreements set forth in Section 3.9(c) of this Agreement.

   (b) Wisconsin Energy Shareholders. Wisconsin Energy shall, as soon as reasonably practicable: (i) take all steps necessary duly to call, give notice of, convene and hold the Wisconsin Energy Special Meeting; (ii) distribute the Proxy Statement to the Wisconsin Energy Shareholders in accordance with applicable Federal and state Law and its Articles of Incorporation and Bylaws;
(iii) recommend to the Wisconsin Energy Shareholders the approval of the issuance of Wisconsin Energy Common Stock pursuant to this Agreement and the transactions contemplated by this Agreement and such other matters as may be submitted to the Wisconsin Energy Shareholders in connection with this Agreement; and (iv) fully cooperate and consult with WICOR with respect to each of the foregoing matters.

   (c) Meeting Dates. The WICOR Special Meeting and the Wisconsin Energy Special Meeting shall be held on such dates as are mutually determined by WICOR and Wisconsin Energy.

   (d) Fairness Opinions. It shall be a condition to the mailing of the Proxy Statement to the WICOR Shareholders and to the Wisconsin Energy Shareholders that: (i) Wisconsin Energy shall have received an opinion from Chase Securities Inc., dated the date of the Proxy Statement, to the effect that, as of the date thereof, the Merger Consideration to be paid in the Merger is fair to Wisconsin Energy from a financial point of view; and (ii) WICOR shall have received an opinion from Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated the date of the Proxy Statement, to the effect that, as of the date thereof, the Merger Consideration is fair to the WICOR Shareholders from a financial point of view.

   3.3 HSR Act. Each party shall: (a) file or cause to be filed with the Federal Trade Commission and the Department of Justice any notifications required to be filed under the HSR Act; and (b) use reasonable best efforts to make such filings promptly and to respond promptly to any request for additional information made by either of such agencies.

   3.4 Access.

   (a) Access to WICOR Companies. Upon reasonable notice and subject to applicable Laws, WICOR shall, and shall cause the other WICOR Companies to, afford to the officers, employees, investment bankers, agents, accountants, attorneys and representatives of Wisconsin Energy reasonable access to all of its books, records, financial information, facilities, key personnel and other documents and materials; provided that such access shall be during normal business hours of the WICOR Companies.

   (b) Confidentiality Agreement. Wisconsin Energy and WICOR agree that the provisions of the Confidentiality Agreement shall remain in full force and effect; provided that at the Effective Time of Merger, the Confidentiality Agreement shall be deemed to have terminated without further action by the parties.

   3.5 Disclosure Schedule.

   (a) Disclosure Schedule. Contemporaneously with the execution and delivery of this Agreement, WICOR is delivering to Wisconsin Energy the Disclosure Schedule. The Disclosure Schedule is deemed to constitute an integral part of this Agreement and to be incorporated into and to modify the representations, warranties, covenants or agreements of WICOR contained in this Agreement to the extent that such representations, warranties, covenants or agreements expressly refer to the Disclosure Schedule.

   (b) Updates. WICOR shall update the Disclosure Schedule on a monthly basis by written notice to Wisconsin Energy to reflect any matters which have occurred from and after the date of this Agreement which, if existing on the date of this Agreement, would have been required to be described in the Disclosure Schedule. If requested by Wisconsin Energy within 14 calendar days after receipt by Wisconsin Energy of an update to the Disclosure Schedule, WICOR shall meet and discuss with Wisconsin Energy any update to the Disclosure Schedule which, in the reasonable judgment of Wisconsin Energy, has or may reasonably be expected to have a WICOR Material Adverse Effect or which may in any manner be materially adverse to Wisconsin Energy (a "Disclosure Schedule Change").

   3.6 Conditions to Merger. Each party to this Agreement shall use reasonable best efforts to: (a) to the extent within its control, cause all of its representations and warranties contained in this Agreement to be true and correct in all respects on the Closing Date with the same force and effect as if such representations and warranties had been made on the Closing Date; (b) take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on it with respect to the Merger (including making all filings and requests in connection with approvals of or filings with any governmental entity as described in Sections 7.7 and 8.7 of this Agreement and furnishing all information required in connection therewith);
(c) promptly cooperate with and furnish information to the other parties in connection with any such requirements imposed upon any of them in connection with the Merger; (d) contest any legal proceedings seeking to restrain, enjoin or frustrate the Merger, subject, in the case of WICOR, to the provisions of
Section 3.9(c) of this Agreement concerning Superior Proposals; (e) execute any additional documents or instruments and take any additional actions reasonably necessary to consummate the transactions contemplated by this Agreement; and (f) take all reasonable actions necessary to obtain (and cooperate with the other parties in obtaining) any consent, authorization, order or approval of, or any exemption by, any governmental entity or other public or private Person, required to be obtained by the parties to this Agreement in connection with the Merger or the taking of any action contemplated thereby or by this Agreement.

   3.7 Deliveries of Information; Consultation. From time to time prior to the Effective Time of Merger:

     (a) Deliveries by WICOR. WICOR shall furnish promptly to Wisconsin
  Energy: (i) a copy of each report, schedule and other document filed by WICOR with the SEC pursuant to the requirements of federal securities Laws promptly after such documents are available; (ii) the monthly consolidated and consolidating financial statements of the WICOR Companies (as prepared by WICOR in accordance with its normal accounting procedures) promptly after such financial statements are available; (iii) a summary of any action taken by the Board of Directors, or any committee thereof, of WICOR; and (iv) subject to the reasonable approval of WICOR, all other information of WICOR concerning the business, properties and personnel of any of the WICOR Companies as Wisconsin Energy may request.

     (b) Deliveries by Wisconsin Energy. Wisconsin Energy shall promptly furnish to WICOR a copy of each report, schedule and other document filed by Wisconsin Energy with the SEC pursuant to the requirements of federal securities Laws promptly after such documents are available.

     (c) Consultation. WICOR shall, and shall cause the other WICOR Companies to, confer and consult with representatives of the Wisconsin Energy Companies on a regular basis to report on operational matters and the general status of ongoing business operations of the WICOR Companies.

     (d) Litigation. Each party to this Agreement shall provide prompt notice to the other parties of any litigation, arbitration, proceeding, governmental investigation, citation or action of any kind which is commenced, threatened or proposed by any Person concerning the legality, validity or propriety of the transactions contemplated by this Agreement. If any such litigation or other proceeding is commenced against any party to this Agreement, the parties shall cooperate in all respects in connection therewith.

     (e) Regulatory Matters. Subject to applicable Law, WICOR shall cause those of the WICOR Companies that are public utilities to discuss with Wisconsin Energy any changes in the rates, charges, standards of service or accounting of such WICOR Companies from those in effect on the date of this Agreement and consult with Wisconsin Energy prior to making any filing (or amendment thereto), or effecting any agreement, commitment, arrangement or consent, whether written or oral, formal or informal, with respect thereto.

     (f) Franchises, etc. Except as otherwise agreed to in writing by Wisconsin Energy, WICOR shall cause those of the WICOR Companies that are public utilities to use all reasonable best efforts to maintain in effect and renew all existing franchises, certificates of authority, certificates of public convenience and necessity and other permits, as the case may be, pursuant to which any of the WICOR Companies operates in its service territories. WICOR shall notify Wisconsin Energy promptly in the event that it becomes aware of any problem, complaint or proceeding which could reasonably be expected to result in the termination or non-renewal of any such franchise, certificate or permit.

     (g) Transition Matters. Wisconsin Energy and WICOR shall, subject to applicable Laws, consult on a regular basis regarding the combined operations of Wisconsin Energy and WICOR after the Closing Date and discuss the status and timing of the integration of Wisconsin Energy and WICOR after the Closing Date. The scope of such consultation shall be determined, and any decisions made on such matters shall be made, by Wisconsin Energy's Chief Executive Officer on behalf of Wisconsin Energy and WICOR's Chief Executive Officer on behalf of WICOR.

   3.8 Affiliates. Not later than 10 calendar days after the date of the WICOR Special Meeting, WICOR shall deliver to Wisconsin Energy a letter identifying, to the best of WICOR's knowledge, all Persons who were Affiliates at the date of the WICOR Special Meeting. WICOR shall furnish such information and documents as Wisconsin Energy may reasonably request for the purposes of reviewing such list. If any Wisconsin Energy Common Stock is to be issued pursuant to the Merger, WICOR shall advise the Affiliates of the resale restrictions imposed by applicable securities Laws and shall use reasonable best efforts to obtain from the Affiliates an executed Affiliate Letter for delivery to Wisconsin Energy prior to or at the Closing. As used in this Agreement the following terms shall have the meanings specified: (a) "Affiliates" shall mean all Persons who are affiliates of WICOR for purposes of Rule 145 under the Securities Act; and (b) "Affiliate Letter" shall mean a letter from each Affiliate substantially in the form of Exhibit 1 attached to this Agreement.

   3.9 Other Transactions; Expenses; Other Remedies.

   (a) Definitions. As used in this Agreement, the following terms shall have the meanings specified:

     (i) "Other Proposal" shall mean any request for information, expression of interest, inquiry, proposal or offer relating in any manner to an Other Transaction.

     (ii) "Other Transaction" shall mean any of the following on or prior to the Special Date, other than the Merger as contemplated by this Agreement:

       (A) a merger, consolidation, share exchange, exchange of securities, reorganization, business combination or other similar transaction involving WICOR;

       (B) a sale, lease, transfer or other disposition of all or substantially all of the assets, in a single transaction or series of related transactions: (1) of the WICOR Companies, taken as a whole, or
    (2) of Wisconsin Gas, or (3) of WICOR Industries, Inc.;

       (C) a sale of, or tender offer or exchange offer for, or acquisition by any Person or group of beneficial owners of, 20% or more of the outstanding shares of capital stock of WICOR, Wisconsin Gas or WICOR Industries, Inc. in a single transaction or series of related transactions; or

       (D) a public announcement of a proposal, plan, intention or agreement to do any of the foregoing.

     (iii) "Special Date" shall mean that date which is twenty one (21) months after the date of termination of this Agreement if such termination is pursuant to any of the following Sections of this Agreement (and if this Agreement is terminated pursuant to any other Section of this Agreement, there shall be no Special Date):

       (A) Section 9.1(c)(v) or 9.1(d)(v) of this Agreement;

       (B) Section 9.1(c)(i) or 9.1(c)(ii) of this Agreement if, at the time of such termination or prior thereto, there has been an Other Proposal or Other Transaction that has not been withdrawn prior to such termination; or

       (C) Section 9.1(c)(iv) or 9.1(d)(iv) of this Agreement if, at the time of such termination or prior to the WICOR Special Meeting, there has been an Other Proposal or Other Transaction that has not been withdrawn prior to such termination.

     (iv) "Special Event" shall mean any of the following to occur on or prior to the Special Date (and if there is no Special Date there will be no Special Event): (A) a Person unrelated to Wisconsin Energy has consummated an Other Transaction, or has publicly announced or publicly proposed an Other Transaction and subsequently consummates such Other Transaction after the Special Date (in which event a Special Event for such Other Transaction shall be deemed to have occurred at the earlier of the events specified in clauses (B) or (C) of this Section 3.9(a)(iv) of this Agreement with reference to such Other Transaction); or (B) WICOR has entered into an agreement with respect to an Other Transaction; or (C) WICOR shall have terminated this Agreement for the purpose of pursuing an Other Proposal or Other Transaction.

     (v) "Superior Proposal" shall mean a written bona fide unsolicited Other Proposal by any Person (other than Wisconsin Energy) which the Board of Directors of WICOR determines in good faith, and in the exercise of reasonable judgment (based, among other factors, on the advice of its independent nationally recognized financial advisors) to be more favorable to the WICOR Shareholders than the Merger from a financial point of view, which proposal is capable of being consummated without undue delay taking into account all relevant factors in connection with such Other Proposal, including the financial ability of the other parties to consummate such Other Proposal and the likelihood of regulatory approvals for such Other Proposal.

   (b) Termination of Discussions. WICOR shall immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any Persons with respect to any Other Transaction, except that WICOR may notify such other Persons that the discussions and negotiations are terminated. WICOR will not release any Person from, or waive any provision of, any standstill agreement to which it is a party or any confidentiality agreement between it and another Person.

   (c) Non Solicitation. Except as expressly permitted by this Section 3.9(c) or by Section 6.1(j)(ii) or by Section 6.1(o)(ii) of this Agreement, WICOR shall not, and shall not permit its Subsidiaries or officers, directors, employees, agents or other representatives of any of the WICOR Companies (including, without limitation, any investment banker, attorney or accountant retained or engaged by any of the WICOR Companies) (the "WICOR Advisors") to directly or indirectly solicit, initiate, facilitate, encourage, negotiate with respect to, discuss or agree to, any Other Proposal or any Other Transaction. Notwithstanding the foregoing: (i) the Board of Directors of WICOR may furnish information about the WICOR Companies to the Person making a Superior Proposal pursuant to a confidentiality agreement in customary form and may participate in discussions and negotiations regarding such Superior Proposal if the Board of Directors of WICOR determines to do so in good faith, after consultation with outside legal counsel, because such action is consistent with its fiduciary duties under applicable Law; and (ii) WICOR will be permitted to take and disclose to WICOR Shareholders a position contemplated by Rules 14d-9 and 14e-2(a) under the Exchange Act with respect to an Other Proposal by means of a tender offer. [If WICOR receives an Other Proposal that is not a Superior Proposal and such Other Proposal becomes public information, WICOR shall use reasonable best efforts to resist such Other Proposal, including taking all appropriate steps to have the WICOR Board of Directors approve defensive measures, including, but not limited to a shareholders rights plan or amendments to existing shareholder rights plans.]* WICOR shall notify Wisconsin Energy orally and in writing within twenty-four (24) hours following receipt by WICOR of any Other Proposal, including the terms and conditions of any such Other Proposal and the Person making such Other Proposal, and shall give Wisconsin Energy at least five (5) calendar days advance notice of any agreement proposed to be entered into by WICOR with any Person making an Other Proposal.

   (d) Termination. WICOR may, by notice to Wisconsin Energy at any time prior to the Effective Time of Merger, terminate this Agreement if WICOR enters into, executes or agrees to an Other Transaction following a good faith determination by the Board of Directors of WICOR (after compliance by WICOR with the provisions of Section 3.9(c) of this Agreement) after consulting with outside legal counsel, that entering into, executing or agreeing to such Other Transaction is consistent with its fiduciary duties under applicable Law.

   (e) Special Fee. In order to induce Wisconsin Energy to enter into this Agreement and to compensate Wisconsin Energy for the time and expenses incurred in connection with this Agreement and the Merger and the losses suffered by Wisconsin Energy from foregone opportunities, WICOR shall pay a "Special Fee" equal to [$25,000,000]* to Wisconsin Energy in immediately available funds within five (5) business days after the occurrence of a Special Event. If WICOR fails to pay the Special Fee when due: (i) the unpaid portion of the Special Fee (including accrued interest thereon) shall accrue interest at the annual rate of 12%, compounding monthly, from the date the Special Fee was due until the date the Special Fee and all accrued interest thereon is paid in full; and
(ii) WICOR shall pay all costs and expenses of Wisconsin Energy (including the fees and expenses of attorneys and other advisors) in connection with any action (including the filing of any lawsuit or other legal action) taken by Wisconsin Energy to collect payment of the Special Fee and accrued interest thereon. The agreements contained in this Section 3.9 (e) of this Agreement are an integral part of this Agreement and constitute liquidated damages and not a penalty. Notwithstanding anything contained in this Agreement, there shall not be a Special Fee required with respect to an Other Transaction described in
Section 3.9(a)(ii)(A) of this Agreement unless:

     (i) if WICOR is the actual party to such Other Transaction: (A) the WICOR Shareholders immediately prior to such Other Transaction own 50% or less of the outstanding common stock of the surviving or resulting Person immediately after such Other Transaction; and (B) those individuals who were directors of WICOR immediately prior to such Other Transaction do not constitute a majority of the directors of the surviving or resulting Person immediately after such Other Transaction; or

     (ii) if a direct or indirect Subsidiary of WICOR is the actual party to such Other Transaction: (A) the WICOR Shareholders immediately prior to such Other Transaction own 50% or less of the outstanding WICOR Common
  Stock immediately after such Other Transaction; (B) WICOR, either directly
  or
--------
* The third sentence of Section 3.9(c) was deleted and the amount of the Special Fee was changed from $30,000,000 to $25,000,000 by the Amendment to Agreement and Plan of Merger dated as of September 9, 1999. The Amendment provides that it will be of no further force and effect if the settlement of the litigation entitled Halpren v. George E. Wardeberg, et al. does not receive final court approval or if the Merger is not consummated.

  indirectly, owns 50% or less of the surviving or resulting Person; and (C) those individuals who were directors of WICOR immediately prior to such Other Transaction do not constitute a majority of the directors of WICOR immediately after such Other Transaction.

   (f) Certain Terminations by WICOR. If this Agreement is terminated by WICOR pursuant to Section 9.1(d)(i) or 9.1(d)(ii) of this Agreement, then Wisconsin Energy shall promptly (but not later than five business days after receipt of notice from WICOR) pay to WICOR in cash an amount equal to all documented out of pocket expenses and fees incurred by WICOR (including, without limitation, fees and expenses payable to all legal, accounting, financial, public relations and other professional advisors arising out of or in connection with or related to the Merger or the transactions contemplated by this Agreement) not in excess of $3,000,000; provided that if this Agreement is so terminated by WICOR as a result of a willful breach by Wisconsin Energy, WICOR may pursue any remedies available to WICOR at law or in equity and shall, in addition to its out of pocket expenses (which shall be paid as specified above in this Section 3.9(f) of this Agreement and shall not be limited to $3,000,000) be entitled to retain such additional amounts as WICOR may be entitled to receive at law or in equity.

   (g) Certain Terminations by Wisconsin Energy. If this Agreement is terminated by Wisconsin Energy pursuant to Section 9.1(c)(i) or 9.1(c)(ii) of this Agreement, then: (i) WICOR shall promptly (but not later than five business days after receipt of notice from Wisconsin Energy) pay to Wisconsin Energy in cash an amount equal to all documented out of pocket expenses and fees incurred by Wisconsin Energy (including, without limitation, fees and expenses payable to all legal, accounting, financial, public relations and other professional advisors arising out of or in connection with or related to the Merger or the transactions contemplated by this Agreement) not in excess of $3,000,000; provided that if this Agreement is so terminated by Wisconsin Energy as a result of a willful breach by WICOR, Wisconsin Energy may pursue any remedies available to Wisconsin Energy at law or in equity and shall, in addition to its out of pocket expenses (which shall be paid as specified above in this Section 3.9(g) of this Agreement and shall not be limited to $3,000,000) be entitled to retain such additional amounts as Wisconsin Energy may be entitled to receive at law or in equity; and (ii) Wisconsin Energy shall be entitled to receive the Special Fee if such termination is a termination described in Section 3.9(a)(iii)(B) of this Agreement.

   3.10 Letter of WICOR's Accountants. WICOR shall use reasonable best efforts to cause to be delivered a letter of Arthur Andersen LLP, WICOR's independent auditors, dated within two business days before the effective date of the Registration Statement and addressed to WICOR and Wisconsin Energy, in form and substance reasonably satisfactory to Wisconsin Energy and customary in scope and substance for cold comfort letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

   3.11 Letter of Wisconsin Energy's Accountants. Wisconsin Energy shall use reasonable best efforts to cause to be delivered a letter of PricewaterhouseCoopers LLP, Wisconsin Energy's independent auditors, dated within two business days before the effective date of the Registration Statement and addressed to Wisconsin Energy and WICOR, in form and substance reasonably satisfactory to WICOR and customary in scope and substance for cold comfort letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

   3.12 Stock Exchange Listing. Wisconsin Energy shall use reasonable best efforts to cause any shares of Wisconsin Energy Common Stock to be issued or reserved for issuance pursuant to this Agreement to be approved for listing on the New York Stock Exchange, subject to official notice of issuance.

   3.13 Public Announcements. Subject to each party's disclosure obligations imposed by Law, WICOR, Acquisition and Wisconsin Energy will cooperate with each other in the development and distribution of all news releases and other public information disclosures with respect to this Agreement or any of the transactions contemplated by this Agreement and, except as may be required by Law, shall not issue any public announcement or statement with respect thereto without the prior consent of the other parties to this Agreement.

   3.14 Indemnification; Directors' and Officers' Insurance.

   (a) Indemnity Obligations. From and after the Effective Time of Merger, Wisconsin Energy shall cause (including, to the extent required, by providing sufficient funding to enable the Surviving Corporation to satisfy all of its obligations under this Section 3.14(a) of this Agreement), the Surviving Corporation to indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time of Merger, an officer, director or employee of any of the WICOR Companies (each an "Indemnified Party" and collectively, the "Indemnified Parties") against:

     (i) all losses, expenses (including reasonable attorney's fees and expenses), claims, damages or liabilities or, subject to the provisions of
  Section 3.14(b) of this Agreement, amounts paid in settlement, arising out of actions or omissions occurring at or prior to the Effective Time of Merger (and whether asserted or claimed prior to, at or after the Effective Time of Merger) that are, in whole or in part, based on or arising out of the fact that such Person is or was a director, officer or employee of any of the WICOR Companies (the "Indemnified Liabilities"); and

     (ii) all Indemnified Liabilities to the extent that they are based on or arise out of or pertain to the transactions contemplated by this Agreement.

   (b) Fees and Expenses. In the event of any such loss, expense, claim, damage or liability (whether or not arising before the Effective Time of Merger):

     (i) the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to Wisconsin Energy, promptly after statements therefor are received and otherwise advance to such Indemnified Party upon request reimbursement of documented expenses incurred, provided that the Indemnified Parties as a group may retain only one law firm with respect to each related matter except to the extent that there is, in the opinion of counsel to an Indemnified Party, under applicable standards of professional conduct, a conflict on any significant issue between positions of such Indemnified Party and any other Indemnified Party or Indemnified Parties;

     (ii) Wisconsin Energy and the Surviving Corporation will cooperate in the defense of any such matter; and

     (iii) any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under Sections 180.0850 through 180.0859 of the WBCL and the Articles of Incorporation or Bylaws of WICOR (as the same shall be amended from time to time) shall be made by independent counsel mutually acceptable to Wisconsin Energy and the Indemnified Party; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld).

   (c) Insurance. Wisconsin Energy shall cause the individuals serving as officers and directors of the WICOR Companies immediately prior to the Effective Time of Merger to be covered for a period of six years from the Effective Time of Merger (or the period of the applicable statute of limitations, if longer) by the directors' and officers' liability insurance policies maintained by WICOR (provided that Wisconsin Energy may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policies) with respect to acts or omissions occurring prior to the Effective Time of Merger which were committed by such officers and directors in their capacity as such; provided, however, that in no event shall Wisconsin Energy be required to expend more than 200% of the current amount expended by WICOR (the "Insurance Amount") to maintain or procure insurance coverage pursuant hereto and provided further that if Wisconsin Energy is unable to maintain or obtain the insurance called for by this Section 3.14 of this Agreement, Wisconsin Energy shall use its reasonable best efforts to obtain as much comparable insurance as available for the Insurance Amount.

   (d) Successors. In the event Wisconsin Energy or the Surviving Corporation or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person; then and in either such case, proper provisions shall be made so that the successors and assigns of Wisconsin Energy or the Surviving Corporation, as applicable, shall assume the obligations set forth in this Section 3.14 of this Agreement.

   (e) Survival of Indemnification. To the fullest extent permitted by Law, from and after the Effective Time of Merger, all rights to indemnification as of the date of this Agreement in favor of the officers, directors and employees of the WICOR Companies with respect to their activities as such prior to the Effective Time of Merger, as provided in their respective Articles of Incorporation and Bylaws in effect on the date of this Agreement, or otherwise in effect on the date of this Agreement, shall survive the Merger and shall continue in full force and effect for a period of six years from the Effective Time of Merger (or the period of the applicable statute of limitations, if longer).

   (f) Benefit. The provisions of this Section 3.14 of this Agreement are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

   3.15 Employee and Employee Benefit Plan Matters.

   (a) General Agreement. Subject to the provisions of this Section 3.15 of this Agreement, Wisconsin Energy shall cause the WICOR Companies to honor all employment agreements, consulting agreements, severance agreements and collective bargaining agreements to which any of the WICOR Companies is a party, including the Existing Plans but excluding the WICOR ESOP. Wisconsin Energy acknowledges that for purposes of certain of the Employee Benefit Plans described on the Disclosure Schedule, the consummation of the Merger will constitute a "Change in Control" (as such term or any similar term is defined in such plans, contracts and agreements) and that following the Effective Time of Merger the employees listed on the Disclosure Schedule may be entitled to terminate employment under their employment agreements and receive change of control severance benefits thereunder.

   (b) Employee Benefit Plans. Wisconsin Energy understands and agrees that (except for the WICOR ESOP) all Existing Plans or plans substantially comparable in the aggregate shall be maintained for individuals who are employees and former employees of the WICOR Companies on the Closing Date for a period of at least one year after the Closing Date. For purposes of determining comparability, even though the WICOR ESOP is excluded from consideration, the employees of the WICOR Companies covered by the WICOR ESOP on the Closing Date will be deemed to have been covered by a 401(k) plan that provides for an employer matching contribution of 50% of the first 6% of employee compensation.

   (c) Eligibility. For purposes of all employee benefit plans maintained or contributed to by any of the Wisconsin Energy Companies after the Effective Time of Merger in which employees of any of the WICOR Companies at the Effective Time of Merger participate, Wisconsin Energy shall cause each such plan to treat the prior service with the WICOR Companies as service rendered to the Wisconsin Energy Companies for purposes of eligibility and vesting under such plan, but, unless otherwise determined by Wisconsin Energy, not for purposes of benefit accrual under such plan.

   (d) Employment Agreement. Wisconsin Energy shall, as of or prior to the Effective Time, enter into an employment agreement with Mr. George E. Wardeberg in the form of Exhibit 2 attached to this Agreement.

   (e) ESOP. At the Effective Time of Merger, the Wisconsin Gas Company Employee Stock Ownership Plan (the "WICOR ESOP") shall be terminated and the WICOR Common Stock held by the WICOR ESOP shall be exchanged for cash or shares of Wisconsin Energy Common Stock, or both, as described in Section 2.4 of this Agreement and distributed to participants in the WICOR ESOP. Such termination shall occur in a manner determined by WICOR that is reasonably acceptable to Wisconsin Energy, and in accordance with a favorable determination letter from the Internal Revenue Service requested on a proposed basis by WICOR prior to the Effective Time of Merger.

   (f) Wisconsin Energy Severance Policies. Prior to the Closing Date, Wisconsin Energy shall adopt severance policies substantially in the forms attached to this Agreement as Exhibits 3 and 4 (the "Wisconsin Energy Severance Policies"). WICOR shall notify Wisconsin Energy at least three (3) calendar days prior to the Closing Date of the identity of those employees of the WICOR Companies that are to be "Participants" under each of the Wisconsin Energy Severance Policies (not to exceed 4 individuals as Participants who are to receive "Tier 1 Benefits", 4 individuals as Participants who are to receive "Tier 2 Benefits", 10 individuals as Participants who are to receive "Tier 3 Benefits" and 30 individuals as Participants who are to receive "Tier 4 Benefits"). Wisconsin Energy shall then take all appropriate actions prior to the Closing Date to designate such Persons as "Participants" under the Wisconsin Energy Severance Policies as indicated in such notice.

   (g) Benefit. The provisions of Sections 3.15(a). 3.15(b), 3.15(c), 3.15(e) and 3.15(f) are for the benefit of the various Persons described therein and may be enforced for the benefit of such Persons only by Mr. Wardeberg or by the Wisconsin Energy Designee.

   3.16 Directors.

   (a) Mr. Wardeberg. Wisconsin Energy shall take all action necessary to elect Mr. George E. Wardeberg as Vice Chairman of the Board of Directors of Wisconsin Energy as of the Effective Time of Merger to hold office until his successor is duly appointed or elected in accordance with the Bylaws of Wisconsin Energy and applicable Law. Thereafter, Wisconsin Energy shall nominate and solicit proxies in good faith to elect Mr. Wardeberg as a director of Wisconsin Energy at each annual meeting at which Mr. Wardeberg's term expires held after the Effective Time of Merger so that Mr. Wardeberg will be a director of Wisconsin Energy until the annual meeting in the year in which Mr. Wardeberg attains age 70.

   (b) Other Director. Wisconsin Energy shall take all action necessary to elect the Wisconsin Energy Designee as a member of the Board of Directors of Wisconsin Energy as of the Effective Time of Merger in the class of directors of Wisconsin Energy whose term will expire at the first annual meeting of Wisconsin Energy Shareholders after the Effective Time of Merger, and to hold office until his successor is duly appointed or elected in accordance with the Bylaws of Wisconsin Energy and applicable Law. Wisconsin Energy shall nominate and solicit proxies in good faith to elect the Wisconsin Energy Designee for a full term as a director of Wisconsin Energy at the first annual meeting of Wisconsin Energy Shareholders after the Effective Time of Merger. As used in this Agreement, "Wisconsin Energy Designee" shall mean a Person (other than Mr. Wardeberg) selected by Wisconsin Energy, and reasonably acceptable to WICOR, who is a director of WICOR at the Effective Time of Merger.

   (c) Benefit. The provisions of Sections 3.16(a) of this Agreement are intended to be for the benefit of, and shall be enforceable by, Mr. Wardeberg and the provisions of Section 3.16(b) of this Agreement are intended to be for the benefit of, and shall be enforceable by, the Wisconsin Energy Designee.

   3.17 WICOR DRIP. Through the Effective Time of Merger WICOR will continue to cause WICOR's direct stock purchase and dividend reinvestment plan (the "WICOR DRIP") to use market purchases of shares of WICOR Common Stock instead of original issue as the source of shares of WICOR Common Stock for the WICOR DRIP. The WICOR DRIP will be terminated at the Effective Time of Merger. All shares of WICOR Common Stock held in the WICOR DRIP have been or will be properly allocated to the accounts of Persons who were participants in the WICOR DRIP. All shares of WICOR Common Stock held in the WICOR DRIP at the Effective Time of Merger shall be converted into cash and shares of Wisconsin Energy Common Stock as provided in Section 2.4 of this Agreement. If Wisconsin Energy provides an election pursuant to Section 2.6(j) of this Agreement, and subject to the allocation and election procedures in Section 2.4 of this Agreement, participants in the WICOR DRIP who elect to have shares of Wisconsin Energy Common Stock credited to accounts established for them under Wisconsin Energy's dividend reinvestment and stock purchase plan shall have their shares of WICOR Common Stock held in the WICOR DRIP converted into the number of whole shares and any fractional share of Wisconsin Energy Common Stock resulting from the application of the Exchange Ratio, instead of having any such fractional share paid in cash as provided in Section 2.6(e) of this Agreement.

   3.18 Acknowledgments. Wisconsin Energy and WICOR acknowledge that they recognize the value of the business franchises, structures, organizations, employees and operations of Wisconsin Gas and the gas distribution business of Wisconsin Electric. Wisconsin Energy and WICOR each recognize that it may prove advantageous for the customers and employees of Wisconsin Energy and WICOR, and the Wisconsin Energy Shareholders, at some point after the Effective Time of Merger, for Wisconsin Energy to combine in some manner the gas distribution business of Wisconsin Electric with the business and operations of Wisconsin Gas, subject to all applicable Laws and collective bargaining agreements. In that event, Wisconsin Energy shall, in good faith, make reasonable efforts to maintain the name of Wisconsin Gas as the principal operating name of such combined businesses and shall appropriately consider other relevant business and regulatory factors in making such decisions.

   3.19 Other Workforce Matters. Subject to applicable collective bargaining agreements, any reductions in workforce in respect of employees of the Wisconsin Energy Companies or the WICOR Companies, or both, shall be made on a fair and equitable basis, in light of the circumstances and the objectives to be achieved, giving consideration to previous work history, job experience, and qualifications without regard to whether employment was with the WICOR Companies or the Wisconsin Energy Companies, and any employees whose employment is terminated or jobs eliminated shall be entitled to participate on a fair and equitable basis in the job opportunity and employment placement programs offered by the Wisconsin Energy Companies. Any workforce reductions carried out following the Effective Time of Merger by the Wisconsin Energy Companies shall be done in accordance with all applicable collective bargaining agreements and all Laws.

   3.20 Payment of Dividends. From the date of this Agreement through the Effective Time of Merger, WICOR and Wisconsin Energy shall cooperate with each other regarding the declaration of dividends with the intention of WICOR and Wisconsin Energy being that holders of WICOR Common Stock will not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their WICOR Common Stock and the shares, if any, of Wisconsin Energy Common Stock any holder of WICOR Common Stock receives in exchange therefor in connection with the Merger.

                                   ARTICLE IV

                    Representations and Warranties of WICOR

   WICOR hereby represents and warrants to Wisconsin Energy and Acquisition that, except as set forth in the relevant section of the Disclosure Schedule (which exception shall apply to all Sections of this Article IV of this Agreement other than Section 4.16):

   4.1 Organization; Business.

   (a) Organization. Each of the WICOR Companies is a corporation duly organized, validly existing and in good standing (or equivalent status) under the Laws of its respective jurisdiction of incorporation. Each of the WICOR Companies is qualified to do business as a foreign corporation and is in good standing (or equivalent status) in all other jurisdictions where the ownership or leasing of property or the conduct of its business requires qualification as a foreign corporation by it, except where the failure to so qualify would not have a WICOR Material Adverse Effect.

   (b) Corporate Power and Authority. Each of the WICOR Companies has: (i) full corporate power and authority necessary to carry on its business as it is now conducted and to own, lease and operate its assets and properties; and (ii) all franchises, permits, licenses, approvals, authorizations, certificates and registrations necessary to carry on its business as it is now conducted and to own, lease and operate its assets and properties, except where the absence of any such franchises, permits, licenses, approvals, authorizations, certificates or registrations would not have a WICOR Material Adverse Effect.

   (c) Regulation. WICOR is an exempt holding company under Section 3(a)(1) of PUHCA. Wisconsin Gas is regulated as a public utility in the State of Wisconsin and is not subject to regulation in any other state. The other WICOR Companies are not regulated as public utilities or subject to such regulation by any state.

   (d) Disclosure Schedule. The Disclosure Schedule sets forth a brief description of each of the Subsidiaries of WICOR, including the name of each such Subsidiary, the state or other jurisdiction of incorporation of each such Subsidiary, the address of the principal place of business of such Subsidiary, a brief description of the principal line or lines of business conducted by each such Subsidiary, the names and percentage ownership of the owners of all outstanding shares of capital stock or other ownership or equity interests of such Subsidiary and, if directly owned by WICOR, a description of the capitalization of such Subsidiary. Except as set forth on the Disclosure Schedule, there are no options, warrants, conversion rights or other rights to subscribe for or purchase, or other contracts with respect to, or equity-based awards or accounts (including restricted stock, stock equivalents and stock units) with respect to, any capital stock of any of the WICOR Companies.

   (e) Articles of Incorporation and Bylaws. Copies of the Articles of Incorporation and Bylaws of each of the WICOR Companies, as amended, certified by the Secretary of WICOR as of the date of this Agreement, are being delivered, or will be delivered promptly after the date of this Agreement, by WICOR to Wisconsin Energy contemporaneously with the execution and delivery of this Agreement and such copies are complete and correct copies of such documents in effect as of the date of this Agreement.

   4.2 Capitalization.

   (a) Capitalization of WICOR. As of the date of this Agreement, the entire authorized capital stock of WICOR consists of: (i) 120,000,000 shares of Common Stock, $1.00 par value, of which 37,502,034 shares are issued and outstanding, (including 75,300 shares of outstanding restricted stock awarded under the WICOR Performance Plan), no shares are held in treasury by WICOR, 2,972,210 shares are subject to outstanding WICOR Options granted under the WICOR Option Plans (of which options to purchase an aggregate of 1,753,832 shares are exercisable) and 45,632,143 shares are reserved for issuance pursuant to the WICOR Rights Agreement; and (ii) 1,500,000 shares of Cumulative Preferred Stock, $1.00 par value, none of which are issued and outstanding. As of the date of this Agreement, there are outstanding equity-based awards or accounts (other than outstanding restricted stock) with respect to an aggregate of 86,641 shares or phantom shares of WICOR Common Stock.

   (b) Outstanding Capital Stock. All of the outstanding capital stock of each of the WICOR Companies is duly authorized, validly issued, fully paid and nonassessable, except as provided in Section 180.0622(2)(b) of the WBCL, as judicially interpreted.

   4.3 Authorization; Enforceability. The execution, delivery and performance of this Agreement by WICOR and all of the documents and instruments required by this Agreement to be executed and delivered by WICOR are within the corporate power of WICOR and: (a) have been duly authorized by the Board of Directors of WICOR; and (b) upon the approval of the WICOR Shareholders, shall be duly authorized by all necessary corporate action by WICOR. This Agreement is, and the other documents and instruments required by this Agreement to be executed and delivered by WICOR will be, when executed and delivered by WICOR, the valid and binding obligations of WICOR, enforceable against WICOR in accordance with their respective terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws generally affecting the rights of creditors and subject to general equity principles.

   4.4 No Violation or Conflict. Subject to the receipt of the approvals and consents described in Section 8.7 of this Agreement or as set forth in the Disclosure Schedule, the execution, delivery and performance of this Agreement by WICOR do not and will not conflict with or violate: (a) any Law or the Articles of Incorporation or Bylaws of any of the WICOR Companies; or (b) any Existing Contract, except where such conflict or violation would not have a WICOR Material Adverse Effect.

   4.5 Litigation. Except for the litigation identified in the WICOR SEC Reports filed prior to the date of this Agreement or on the Disclosure Schedule as "Existing Litigation" as of the date of this Agreement: (a) there is no material litigation, arbitration, proceeding, governmental investigation, citation or action of any kind pending or, to the Knowledge of WICOR, proposed or threatened, against or relating to any of the WICOR

Companies; and (b) there are no actions, suits or proceedings pending or, to the Knowledge of WICOR, proposed or threatened, against any of the WICOR Companies by any Person which question the legality, validity or propriety of the transactions contemplated by this Agreement.

   4.6 WICOR SEC Reports and Financial Statements.

   (a) Definition. As used in this Agreement, "WICOR SEC Reports" shall mean all reports, registration statements, definitive proxy statements, prospectuses and amendments thereto filed by WICOR with the SEC since January 1, 1996 or filed by WICOR with the SEC after the date of this Agreement and prior to the Effective Time of Merger.

   (b) WICOR SEC Reports. The WICOR SEC Reports: (i) complied or will comply, as the case may be, in all material respects with the then applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC issued thereunder; and (ii) did not or will not, as the case may be, contain as of their respective filing dates any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

   (c) Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of WICOR included in the WICOR SEC Reports have been or will be, as the case may be, prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto and except with respect to the absence of notes in the case of any unaudited interim financial statements) and fairly present in all material respects the consolidated financial position of the WICOR Companies as of the dates thereof and the results of their operations and changes in financial position for the periods then ended, subject, in the case of the unaudited consolidated interim financial statements, to normal year-end and audit adjustments and any other adjustments described therein.

   (d) Undisclosed Liabilities. The WICOR Companies, taken as a whole, do not have any material liabilities of any nature except as disclosed in the WICOR SEC Reports or which do not, individually or in the aggregate, have a WICOR Material Adverse Effect.

   4.7 Absence of Certain Changes. Except as set forth in the Disclosure Schedule or in the WICOR SEC Reports, since March 31, 1999 and through the date of this Agreement there has not been any: (a) WICOR Material Adverse Effect; or
(b) declaration or payment or setting aside the payment of any dividend or any distribution in respect of the capital stock of WICOR (except for regular quarterly cash dividends on outstanding shares of WICOR Common Stock which have been publicly announced by WICOR) or any direct or indirect redemption, purchase or other acquisition of any such stock by any of the WICOR Companies.

   4.8 Contracts.

   (a) Existing Contracts. The contracts identified on the Disclosure Schedule as the "Existing Contracts" or which are described in the WICOR SEC Reports are the only contracts as of the date of this Agreement to which any of the WICOR Companies is a party or by which any of the WICOR Companies is bound and which constitute: (i) any union labor contracts; (ii) any management or employment contract which: (A) is in writing; or (B) creates other than an at-will employment relationship; or (iii) any agreements or notes evidencing any Indebtedness; as used in this Agreement, the term "Indebtedness" shall mean any liability or obligation of any of the WICOR Companies, whether primary or secondary or absolute or contingent: (A) for borrowed money; or (B) evidenced by notes, bonds, debentures or similar instruments.

   (b) Insurance Policies. The WICOR Companies currently maintain such valid insurance as is reasonably prudent for the WICOR Companies and their businesses. Except as set forth on the Disclosure Schedule, no material property damage, personal injury or liability claims have been made, or are pending, against any of the WICOR Companies that are not covered by insurance. Within the past two (2) years, no insurance company has canceled any material insurance (of any type) maintained by any of the WICOR Companies.

   4.9 Employee Benefit Plans.

   (a) Definition. As used in this Agreement, the term "Employee Benefit Plans" shall mean any pension plan, restricted stock plan, profit sharing plan, bonus plan, incentive compensation plan, stock ownership plan, stock purchase plan, stock option plan, stock appreciation plan, employee welfare plan, retirement plan, deferred compensation plan, fringe benefit program, insurance plan, severance plan, disability plan, health care plan, sick leave plan, death benefit plan, defined contribution plan, or any other plan or program to provide retirement income, fringe benefits or other benefits to former or current employees or directors of any of the WICOR Companies.

   (b) Existing Plans. Except for the Employee Benefit Plans of the WICOR Companies identified as the "Existing Plans" on the Disclosure Schedule, none of the WICOR Companies maintain, nor is bound by, any Employee Benefit Plan. Except as set forth on the Disclosure Schedule, all of the Existing Plans are, to the extent applicable, in compliance in all material respects with ERISA, the Code and all other applicable Laws. Except as set forth on the Disclosure Schedule, all of the Existing Plans which are intended to meet the requirements of Section 401(a) or 403(a) of the Code have been determined to be "qualified" within the meaning of the Code, and there are no facts which would adversely affect the qualified status of any of such Existing Plans. Except as set forth on the Disclosure Schedule, each Existing Plan has been administered in all material respects in accordance with its terms and is in compliance in all material respects with all applicable Laws. Any Employee Benefit Plan that is not an Existing Plan that has been terminated was done so in compliance in all material respects with all applicable Laws, and there is no basis for further liability or obligation of any WICOR Company pursuant to any past Employee Benefit Plan.

   (c) Certain Matters. Except as set forth on the Disclosure Schedule, with respect to each Existing Plan which is subject to either Title IV of ERISA or
Section 412 of the Code, there is no amount of unfunded benefit liabilities as defined in Section 4001(a)(18) of ERISA, there has occurred no failure to meet the minimum funding standards of Section 412 of the Code, there is no "accumulated funding deficiency" (whether or not waived) within the meaning of
Section 412 of the Code, no such Existing Plan has terminated or has filed a Notice of Intent to terminate, the Pension Benefit Guaranty Corporation has not instituted proceedings to terminate any such Existing Plan and there is no outstanding liability under Section 4062 of ERISA.

   (d) Prohibited Transactions; Reportable Events. Except as set forth on the Disclosure Schedule, no nonexempt prohibited transaction within the meaning of
Section 4975 of the Code or Section 406 of ERISA or reportable event as described in Section 4043 of ERISA for which the reporting required is not waived has occurred with respect to any of the Employee Benefit Plans.

   (e) Multiemployer Plans. Except as set forth on the Disclosure Schedule, none of the WICOR Companies is contributing to, nor has any of the WICOR Companies contributed to since September 2, 1974, any "multiemployer plan" as defined in Section 4001(a)(3) of ERISA.

   (f) Claims. There are no pending, or to the Knowledge of WICOR, threatened claims with respect to any of the Employee Benefit Plans, other than claims for benefits arising in the ordinary course of business.

   (g) COBRA. With respect to each Existing Plan, each WICOR Company has complied in all material respects with the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 and the proposed regulations thereunder, and the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder.

   (h) The Merger. Except as set forth in the Disclosure Schedule, the Merger and the consummation of the transactions contemplated by this Agreement will not entitle any current or former employee of any WICOR Company to severance benefits or any other payment or accelerate the time of paying or vesting, or increase the amount of compensation due any such employee.

   (i) Copies. Correct and complete copies of all Existing Plans, together with recent summary plan descriptions, have been delivered, or will be delivered promptly after execution of this Agreement, by WICOR to Wisconsin Energy.

   4.10 No Violation of Law. Neither any of the WICOR Companies nor any of the assets of any of the WICOR Companies violate or conflict in any material respect with any Law.

   4.11 Brokers. Except for fees to Merrill Lynch, Pierce, Fenner & Smith Incorporated, none of the WICOR Companies has incurred any brokers', finders' or any similar fee in connection with the transactions contemplated by this Agreement.

   4.12 Taxes. Except as set forth in the Disclosure Schedule:

     (a) Tax Returns. Each of the WICOR Companies has timely and properly filed all federal, state, local and foreign tax returns (including but not limited to income, business, franchise, sales, payroll, employee withholding and social security and unemployment) which were required to be filed. Each of the WICOR Companies has paid or made adequate provision, in reserves reflected in its financial statements included in the WICOR SEC Reports in accordance with generally accepted accounting principles, for the payment of all taxes (including interest and penalties) and withholding amounts owed by it or assessable against it. No tax deficiencies have been proposed or assessed against any of the WICOR Companies and, to the Knowledge of WICOR, there is no basis in fact for the assessment of any material tax or material penalty tax against any of the WICOR Companies after giving effect to all reserves for tax matters reflected in the financial statements included in the WICOR SEC Reports. To the Knowledge of WICOR, no material issue has been raised in any prior tax audit which, by application of the same or similar principles, could reasonably be expected upon a future tax audit to result in a proposed material deficiency for any period.

     (b) Extensions. None of the WICOR Companies has consented to any extension of the statute of limitation with respect to any open federal tax returns.

     (c) Tax Liens. There are no tax Liens upon any property or assets of any of the WICOR Companies except for Liens for current taxes not yet due and payable.

     (d) Tax Examinations. No examination or audit of any tax return or report for any period not barred by the applicable statute of limitations has occurred, no such examination is in progress and, to the Knowledge of WICOR, no such examination or audit is planned.

     (e) Employment Taxes. Each of the WICOR Companies has properly withheld and timely paid all withholding and employment taxes which it was required to withhold and pay relating to salaries, compensation and other amounts heretofore paid to its employees or other Persons. All Forms W-2 and 1099 required to be filed with respect thereto have been timely and properly filed.

     (f) Tax Sharing Agreements. None of the WICOR Companies is a party to any agreement relating to allocating or sharing any taxes.

     (g) Excess Parachute Payments. None of the WICOR Companies is a party to any contract that could result, on account of the Merger, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code.

     (h) Liabilities of Other Persons. None of the WICOR Companies has any liability for taxes of any kind of any Person other than the WICOR Companies under any contract or under Treasury Regulations Section 1.1502-6 (or any similar provision of Law) as a transferee or successor or otherwise.

   4.13 Governmental Approvals. No permission, approval, determination, consent or waiver by, or any declaration, filing or registration with, any United States or foreign governmental or United States or foreign regulatory authority is required in connection with the execution, delivery and performance of this Agreement by WICOR and the consummation of the Merger, except for: (a) the approvals described in Section 8.7 of this Agreement; and
(b) the filing of the Articles of Merger as described in this Agreement.

   4.14 No Pending Other Transactions. Except for this Agreement, none of the WICOR Companies is a party to or bound by any agreement, undertaking or commitment with respect to an Other Transaction.

   4.15 Labor Matters.

   (a) Employee Claims. As of the date of this Agreement and except as set forth in the Disclosure Schedule, there are no pending and unresolved claims by any Person against any of the WICOR Companies arising out of any statute, ordinance or regulation relating to discrimination against employees or employee practices or occupational or safety and health standards. There is no pending or, to the Knowledge of WICOR, threatened, labor dispute, strike or work stoppage.

   (b) NLRB Matters. As of the date of this Agreement and except as set forth in the Disclosure Schedule, there is not now pending or, to the Knowledge of WICOR, threatened, any charge or complaint against any of the WICOR Companies by or before the National Labor Relations Board or any representative thereof, or any comparable state agency or authority. To the Knowledge of WICOR, no union organizing activities are in process or contemplated and no petitions have been filed for union organization or representation of employees of any of the WICOR Companies not presently organized.

   4.16 Disclosure. No statement of fact by WICOR contained in this Agreement or in the Disclosure Schedule contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein contained, in the light of the circumstances under which they were made, not misleading as of the date to which it speaks.

   4.17 Information Supplied. None of the information supplied or to be supplied by WICOR for inclusion or incorporation by reference in: (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and (b) the Proxy Statement will, at the date mailed to the WICOR Shareholders and at the time of the WICOR Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

   4.18 Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of WICOR Common Stock entitled to vote thereon is the only vote of the holders of any class or series of capital stock or other securities of WICOR necessary to approve the Merger, this Agreement and the transactions contemplated by this Agreement.

   4.19 Opinion of Financial Advisor. WICOR has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated the date of this Agreement, to the effect that the Merger Consideration is fair to the WICOR Shareholders from a financial point of view, and a copy of such opinion has been delivered to Wisconsin Energy.

   4.20 Environmental Protection.

   (a) Definitions. As used in this Agreement:

     (i) "Environmental Claim" shall mean any and all administrative, regulatory or judicial actions, suits, demands, demand letters, directives, claims, Liens, investigations, proceedings or notices of noncompliance or violation (written or oral) by any Person alleging potential liability (including, without limitation, potential liability for enforcement, investigatory costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from: (A) the presence, or release into the environment, of any Environmental Hazardous Materials at any location, whether or not owned by any of the WICOR Companies; or (B) circumstances forming the basis of any violation or alleged violation, of any Environmental Law; or (C) any and all claims by any Person seeking damages, contribution, indemnification, cost, recovery, compensation or injunctive relief resulting from the presence or Environmental Release of any Environmental Hazardous Materials.

     (ii) "Environmental Hazardous Materials" shall mean: (A) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, and transformers, compressors or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls (PCBs) and radon gas; and
  (B) any chemicals, materials or substances which are now defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," or words of similar import, under any Environmental Law; and (C) any products or byproducts related to the manufacture of gas or related to gas manufacturing; and (D) any other chemical, material, substance or waste, exposure to which is now prohibited, limited or regulated by any governmental authority under any Environmental Law.

     (iii) "Environmental Laws" shall mean all federal, state, local or foreign statutes, Laws, rules, ordinances, codes, policies, rules of common law and regulations relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata), including, without limitation, Laws and regulations relating to Environmental Releases or threatened Environmental Releases of Environmental Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Environmental Hazardous Materials.

     (iv) "Environmental Release" shall mean any release, spill, emission, leaking, injection, deposit, disposal, discharge, dispersal, leaching or migration into the atmosphere, soil, surface water, groundwater or property which would be likely to result in an Environmental Claim.

   (b) Environmental Laws. Except as set forth in the Disclosure Schedule or in the WICOR SEC Reports, each of the WICOR Companies: (i) is in compliance in all respects with all applicable Environmental Laws, except where the failure to so comply would not in the aggregate be reasonably expected to have a WICOR Material Adverse Effect; and (ii) has not received any written communication from a governmental authority that alleges that it is not in compliance with applicable Environmental Laws.

   (c) Environmental Permits. To the Knowledge of WICOR, except as set forth in the Disclosure Schedule or in the WICOR SEC Reports, each of the WICOR Companies has obtained all environmental, health and safety permits and governmental authorizations (collectively, the "Environmental Permits") necessary for its operations, and all such permits are in good standing and it is in compliance with all terms and conditions of the Environmental Permits except where the failure to so comply would not in the aggregate be reasonably expected to have a WICOR Material Adverse Effect.

   (d) Environmental Claims. Except as set forth in the Disclosure Schedule or in the WICOR SEC Reports, there is no Environmental Claim pending or, to the Knowledge of WICOR, threatened, against any of the WICOR Companies or, to the Knowledge of WICOR, against any Person whose liability for any Environmental Claim any of the WICOR Companies has or may have retained or assumed either contractually or by operation of Law, or against any real or personal property or operations which any of the WICOR Companies owns, leases or manages.

   (e) Environmental Hazardous Materials. To the Knowledge of WICOR, except as set forth in the Disclosure Schedule or in the WICOR SEC Reports, there have been no Environmental Releases of any Environmental Hazardous Material by any of the WICOR Companies or by any Person on real property owned, used, leased or operated by any of the WICOR Companies.

   (f) Owned Properties. To the Knowledge of WICOR, except as set forth in the Disclosure Schedule or in the WICOR SEC Reports, no real property at any time owned, operated, used or controlled by any of the WICOR Companies is currently listed on the National Priorities List promulgated under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), or on any comparable state list, and none of the WICOR Companies has received any written notice from any Person of potential or actual liability or a request for information from any Person under or relating to CERCLA or any comparable state or local Law.

   (g) Off-Site Properties. To the Knowledge of WICOR, except as set forth on the Disclosure Schedule, no off-site location at which any of the WICOR Companies has disposed or arranged for the disposal of any waste is listed on the National Priorities List or on any comparable state list and none of the WICOR Companies has received any written notice from any Person with respect to any off-site location, of potential or actual liability or a written request for information from any Person under or relating to CERCLA or any comparable state or local Law.

   4.21 Year 2000 Compliance. All of the material computer hardware and software systems of the WICOR Companies (including, without limitation, those related to their facilities, equipment, manufacturing processes, quality control activities, accounting and bookkeeping records and record keeping activities) are presently or will be prior to December 31, 1999, Year 2000 Compliant. As used in this Agreement, the phrase "Year 2000 Compliant" shall mean with respect to material hardware and software systems, that such hardware and software is designed to be used prior to, during, and after the calendar Year 2000 A.D., and such hardware and software used during each such time period will accurately receive, provide and process date/time data from, into and between the twentieth and twenty-first centuries, and will not malfunction, cease to function, or provide invalid or incorrect results as a result of date/time data, to the extent that other hardware and software, used in combination with the hardware and software of the affected Person, properly exchanges date/time data with the hardware and software of the affected Person.

   4.22 Takeover Provisions. Assuming that the representation and warranty of Wisconsin Energy in Section 5.13 of this Agreement is correct, and in light of the nature of this Agreement and the transactions contemplated by this Agreement and the approval thereof by the Board of Directors of WICOR, none of the supermajority vote/fair price provisions of Sections 180.1130 to 180.1134 of the WBCL, the business combination provisions of Sections 180.1140 to
180.1144 of the WBCL, the control share acquisition provisions of Section
180.1150 of the WBCL or any similar provisions of the WBCL or the Restated Articles of Incorporation or Bylaws of WICOR, as amended, are applicable to the transactions contemplated by this Agreement.

   4.23 Rights Agreement. The Board of Directors of WICOR has resolved to, and WICOR promptly after the execution of this Agreement will, take any actions necessary to render the WICOR Rights issued pursuant to the terms of the WICOR Rights Agreement inapplicable to the Merger, this Agreement and the other transactions contemplated by this Agreement, and will take such actions with respect to any extension or renewal of the WICOR Rights Agreement or any successor shareholder rights plan.

   4.24 Ownership of Wisconsin Energy Common Stock. WICOR does not "beneficially own" (as such term is defined for purposes of Section 13(d) of the Exchange Act) any shares of Wisconsin Energy Common Stock.

                                   ARTICLE V

                         Representations and Warranties
                      of Wisconsin Energy and Acquisition

   Wisconsin Energy and Acquisition hereby represent and warrant to WICOR that:

   5.1 Organization.

   (a) Organization. Each of the Wisconsin Energy Companies and Acquisition is a corporation, limited liability company or statutory business trust duly organized, validly existing and in good standing (or equivalent status) under the Laws of its respective jurisdiction of organization and is qualified to do business and is in good standing (or equivalent status) in all other jurisdictions where the ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to so qualify would not have a Wisconsin Energy Material Adverse Effect.

   (b) Corporate Power and Authority. Each of the Wisconsin Energy Companies and Acquisition has: (i) full corporate power and authority necessary to carry on its business as it is now conducted and to own, lease and operate its assets and properties; and (ii) all material franchises, permits, licenses, approvals, authorizations and registrations necessary to carry on its business as it is now conducted and to own, lease and operate its assets and properties, except where the absence of any such franchises, permits, licenses, approvals, authorizations or registrations would not have a Wisconsin Energy Material Adverse Effect.

   (c) Regulation. Wisconsin Energy is an exempt holding company under Section 3(a)(1) of PUHCA. Wisconsin Electric is regulated as a public utility in the States of Wisconsin and Michigan and is not subject to regulation in any other state. Edison Sault Electric Company, a Subsidiary of Wisconsin Energy, is regulated as a public utility in the State of Michigan and is not subject to regulation in any other state. The other Wisconsin Energy Companies are not regulated as public utilities or subject to such regulation by any state.

   5.2 Capitalization.

   (a) Capitalization of Wisconsin Energy. As of the date of this Agreement, the entire authorized capital stock of Wisconsin Energy consists of: (i) 325,000,000 shares of Common Stock, $.01 par value, of which 116,970,367 shares were issued and outstanding on June 22, 1999; and (ii) 15,000,000 shares of Preferred Stock, $.01 par value, none of which are issued and outstanding.

   (b) Outstanding Capital Stock. All of the outstanding shares of Wisconsin Energy Common Stock are, and any shares of Wisconsin Energy Common Stock to be issued pursuant to this Agreement will be when issued: (i) duly authorized, validly issued and fully paid; and (ii) nonassessable, except as provided in
Section 180.0622(2)(b) of the WBCL, as judicially interpreted.

   5.3 Authorization; Enforceability. The execution, delivery and performance of this Agreement by Wisconsin Energy and Acquisition and all of the documents and instruments required by this Agreement to be executed and delivered by Wisconsin Energy and Acquisition are within the corporate power of Wisconsin Energy and Acquisition and: (a) have been duly authorized by the Boards of Directors of Wisconsin Energy and Acquisition; and (b) if required, upon the approval of the Wisconsin Energy Shareholders of the issuance of the Wisconsin Energy Common Stock pursuant to this Agreement, shall be duly authorized by all necessary corporate action by Wisconsin Energy and Acquisition. This Agreement is, and the other documents and instruments required by this Agreement to be executed and delivered by Wisconsin Energy and Acquisition will be, when executed and delivered by Wisconsin Energy and Acquisition, the valid and binding obligations of Wisconsin Energy and Acquisition, enforceable against Wisconsin Energy and Acquisition in accordance with their respective terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws generally affecting the rights of creditors and subject to general equity principles.

   5.4 No Violation or Conflict. Subject to the receipt of the approvals and consents described in Section 7.7 of this Agreement, the execution, delivery and performance of this Agreement by Wisconsin Energy and Acquisition do not and will not conflict with or violate: (a) any Law or the Restated Articles of Incorporation or Bylaws of Wisconsin Energy or the Articles of Incorporation or Bylaws of Acquisition; or (b) any material contract or agreement to which any of the Wisconsin Energy Companies or Acquisition is a party or by which any of them is bound, except where such conflict or violation would not have a Wisconsin Energy Material Adverse Effect.

   5.5 Litigation. Except as disclosed in the Wisconsin Energy SEC Reports filed prior to the date of this Agreement, as of the date of this Agreement, there is no litigation, arbitration, proceeding, governmental investigation, citation or action of any kind pending or, to the Knowledge of Wisconsin Energy, proposed or threatened against or relating to any of the Wisconsin Energy Companies which, if adversely determined against any of the Wisconsin Energy Companies, individually or in the aggregate, would or would be reasonably likely to result in a Wisconsin Energy Material Adverse Effect. There are no actions, suits or proceedings pending or, to the Knowledge of Wisconsin Energy, proposed or threatened, against any of the Wisconsin Energy Companies by any Person which question the legality, validity or propriety of the transactions contemplated by this Agreement.

   5.6 Wisconsin Energy SEC Reports and Financial Statements.

   (a) Definition. As used in this Agreement, "Wisconsin Energy SEC Reports" shall mean all reports, registration statements, definitive proxy statements, prospectuses and amendments thereto filed by Wisconsin Energy with the SEC since January 1, 1996 or filed by Wisconsin Energy with the SEC after the date of this Agreement and prior to the Effective Time of Merger.

   (b) Wisconsin Energy SEC Reports. The Wisconsin Energy SEC Reports: (i) complied or will comply, as the case may be, in all material respects with the then applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC issued thereunder; and
(ii) did not or will not, as the case may be, contain as of their respective filing dates any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

   (c) Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of Wisconsin Energy included in the Wisconsin Energy SEC Reports have been or will be, as the case may be, prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto and except with respect to the absence of notes in the case of any unaudited interim financial statements) and fairly present in all material respects the consolidated financial position of the Wisconsin Energy Companies as of the dates thereof and the consolidated results of their operations and changes in financial position for the periods then ended, subject, in the case of the unaudited consolidated interim financial statements, to normal year-end and audit adjustments and any other adjustments described therein.

   (d) Undisclosed Liabilities. The Wisconsin Energy Companies, taken as a whole, do not have any material liabilities of any nature except as disclosed in the Wisconsin Energy SEC Reports or which do not, individually or in the aggregate, have a Wisconsin Energy Material Adverse Effect.

   (e) Absence of Certain Changes. Since March 31, 1999 and through the date of this Agreement, there has not been any Wisconsin Energy Material Adverse Effect.

   5.7 Brokers. Except for fees to Chase Securities Inc., neither Wisconsin Energy nor Acquisition has incurred any brokers', finders' or any similar fee in connection with the transactions contemplated by this Agreement.

   5.8 Governmental Approvals. No permission, approval, determination, consent or waiver by, or any declaration, filing or registration with, any United States or foreign governmental or regulatory authority is required in connection with the execution, delivery and performance of this Agreement by Wisconsin Energy and Acquisition and the consummation of the Merger, except for: (a) the approvals described in Section 7.7 of this Agreement; and (b) the filing of the Articles of Merger as described in this Agreement.

   5.9 Disclosure. No statement of fact by Wisconsin Energy or Acquisition contained in this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein, in the light of the circumstances under which they were made, not misleading as of the date to which it speaks.

   5.10 Information Supplied. None of the information supplied or to be supplied by Wisconsin Energy for inclusion or incorporation by reference in:
(a) the Registration Statement will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and (b) the Proxy Statement will, at the date mailed to the Wisconsin Energy Shareholders and at the time of the Wisconsin Energy Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder, and the Registration Statement, including the Proxy Statement insofar as it constitutes the prospectus of Wisconsin Energy, will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   5.11 Vote Required. The approval of the issuance of shares of Wisconsin Energy Common Stock pursuant to this Agreement by a majority of the votes cast by the holders of the shares of Wisconsin Energy Common Stock represented at the Wisconsin Energy Special Meeting and entitled to vote thereon, provided that the total vote cast represents over 50% of all outstanding shares entitled to vote thereon, is the only vote of the holders of any class or series of capital stock or other securities of Wisconsin Energy necessary to approve this Agreement and the transactions contemplated by this Agreement.

   5.12 Opinion of Financial Advisor. Wisconsin Energy has received the opinion of Chase Securities Inc., dated the date of this Agreement, to the effect that the Merger Consideration to be paid in the Merger is fair to Wisconsin Energy from a financial point of view, and a copy of such opinion has been delivered to WICOR.

   5.13 Ownership of WICOR Common Stock. Wisconsin Energy does not "beneficially own" (as such term is defined for purposes of Section 13(d) of the Exchange Act) any shares of WICOR Common Stock.

   5.14 Year 2000 Compliance. All of the material computer hardware and software systems of the Wisconsin Energy Companies (including, without limitation, those related to their facilities, equipment, manufacturing processes, quality control activities, accounting and bookkeeping records and record keeping activities) are presently or will be prior to December 31, 1999, Year 2000 Compliant.

                                   ARTICLE VI

                          Covenants Pending the Merger

   Except as otherwise provided in this Agreement, from and after the date of this Agreement and until the Effective Time of Merger:

   6.1 Covenants of WICOR. Except as provided in the Disclosure Schedule or with the written consent of Wisconsin Energy, WICOR shall, and shall cause each of the other WICOR Companies to:

     (a) Carry on in Regular Course. Diligently carry on its business only in the regular course and in substantially the same manner as heretofore and shall not make or institute any unusual or novel methods of purchase, sale, lease, management, accounting or operation.

     (b) Use of Assets. Use, operate, maintain and repair all of its assets and properties in a normal business manner.

     (c) No Default. Not do any act or omit to do any act, or permit any act or omission to act, which will cause a breach of any of the Existing Contracts.

     (d) Employment Matters. Not: (i) except as consistent with its normal past business practices or as permitted under WICOR's bonus and incentive compensation plans existing on the date of this Agreement, grant any increase in the rate of pay of any of its employees, directors or officers;
  (ii) institute or, except as required by Law, amend any Employee Benefit Plan; or (iii) enter into or modify any written employment arrangement with any Person.

     (e) Indebtedness. Not create, incur or assume any Indebtedness, except for: (i) Indebtedness incurred in the ordinary course of business by the WICOR Companies consistent with past practice (such as the issuance of commercial paper or the use of existing credit facilities); (ii) Indebtedness incurred to refinance or replace Indebtedness existing on the date of this Agreement; (iii) Indebtedness of up to $50,000,000 in original principal amount to cover the cost of certain acquisitions by the WICOR Companies closed prior to the date of this Agreement; and (iv) Indebtedness of up to $125,000,000 in original principal amount incurred in connection with acquisitions by the WICOR Companies as described in Section 6.1(o)(ii) of this Agreement.

     (f) Preservation of Relationships. Use reasonable best efforts to preserve its business organization intact, to retain the services of its present officers and key employees and to preserve the goodwill of suppliers, customers, creditors and others having business relationships with it.

     (g) Compliance with Laws. Comply in all material respects with all applicable Laws.

     (h) Taxes. Timely and properly file all federal, state, local and foreign tax returns which are required to be filed, and shall pay or make provision for the payment of all taxes owed by it.

     (i) Amendments. Not amend its Articles of Incorporation or Bylaws.

     (j) Issuance of Stock. Not issue any additional shares of stock of any class (including any shares of preferred stock) except for:

       (i) issuances of shares of WICOR Common Stock upon the exercise of options outstanding on the date of this Agreement, or granted after the date of this Agreement as described in Section 6.1(k) of this Agreement, under the WICOR Option Plans;

       (ii) issuances of shares of WICOR Common Stock in acquisitions described in Section 6.1(o)(ii) of this Agreement, provided that: (A) the aggregate fair market value of the WICOR Common Stock issued in all such acquisitions does not exceed $10,000,000, calculated in each case at the date of issuance of such WICOR Common Stock; and (B) the per share value of the WICOR Common Stock issued in any such acquisition shall be valued at not less than $31.50 per share of WICOR Common Stock; and

       (iii) issuances of restricted shares of WICOR Common Stock from and after January 1, 2000 through awards granted under the WICOR
    Performance Plan (the "WICOR New Restricted Stock") provided that each such award shall:

         (A) be consistent with the past practices of WICOR, including the point in time during each fiscal year of WICOR when such awards are made;

         (B) not exceed, in the aggregate, 38,000 restricted shares of WICOR Common Stock during each fiscal year of WICOR;

         (C) except as described in Section 6.1(j)(iii)(D) of this Agreement, include a provision in each related agreement to the effect that the Merger and the transactions described in this Agreement shall not result in any acceleration of vesting of such restricted shares of WICOR Common Stock;

         (D) subject to the provisions of Section 2.9(b) of this Agreement, provide that the restrictions applicable to such restricted shares of WICOR Common Stock shall be lifted:

                 (i) prior to the Effective Time of Merger, in accordance with applicable performance standards established by WICOR in accordance with the WICOR Performance Plan; and

                 (ii) from and after the Effective Time of Merger, at the
              earliest of: (1) one third ( 1/3) of the restricted shares of Wisconsin Energy Common Stock covered by each such award, as assumed by Wisconsin Energy pursuant to Section 2.9 of this Agreement, shall vest on each of the first, second and third annual anniversary of the grant date of the award (but in no event earlier than the Effective Time of Merger); or (2) a termination of the employment with the WICOR Companies of the recipient of such restricted shares by the WICOR Companies without "Cause" as defined in the Wisconsin Energy Severance Policies or by such recipient under circumstances where such recipient is entitled to "Separation Benefits" under Section 4.2(a) of the Severance Policies (other than Section 4.2(a)(i) of the Severance Policies); or (3) a "change in control" of Wisconsin Energy after the Effective Time of Merger; and

         (E) provide that such restricted shares of WICOR Common Stock then outstanding shall, at the Effective Time of Merger, be converted into restricted shares of Wisconsin Energy Common Stock as described in Section 2.9 of this Agreement.

     (k) Options. Not grant any warrants, options or rights to subscribe for or acquire any additional shares of stock of any class, except that WICOR may, from and after January 1, 2000, issue options under the WICOR Stock Option Plans provided that the grant of each such option shall:

       (i) be consistent with the past practices of WICOR, including the point in time during each fiscal year of WICOR when such grants are made;

       (ii) not exceed, in the aggregate, 630,000 shares of WICOR Common Stock during each fiscal year of WICOR;

       (iii) except as described in Section 6.1(k)(v) of this Agreement include a provision in each related agreement to the effect that the Merger and the transactions described in this Agreement shall not result in any acceleration of vesting under such option;

       (iv) provide for a per share exercise price equal to the per share fair market value of the WICOR Common Stock on the date of grant of each such option; and

       (v) except with respect to options granted under the WICOR Director Option Plan, provide that each such option shall vest at the earliest of: (A) one third ( 1/3) of the shares of WICOR Common Stock (or, after the Effective Time of Merger, Wisconsin Energy Common Stock) covered by each such option shall vest on each of the first, second and third annual anniversary of the date of the grant of such option; or (B) a termination of the employment with the WICOR Companies of the recipient of such option by the WICOR Companies without "Cause" as defined in the Wisconsin Energy Severance Policies or by such recipient under circumstances where such recipient is entitled to "Separation Benefits" under Section 4.2(a) of the Severance Policies (other than Section 4.2(a)(i) of the Severance Policies); or (C) a "change in control" of Wisconsin Energy after the Effective Time of Merger;

       (vi) provide that each such option granted under the WICOR Director Option Plan shall be immediately vested; and

       (vii) provide that each such option then outstanding shall, at the Effective Time of Merger, be converted into an option to purchase shares of Wisconsin Energy Common Stock as described in Section 2.9 of this Agreement.

     (l) Dividends. Not declare or pay any dividend or make any capital or surplus distributions of any nature, except for: (i) cash dividends by Subsidiaries of WICOR to WICOR; and (ii) regular quarterly cash dividends by WICOR on the outstanding WICOR Common Stock with usual record and payment dates not exceeding, during any fiscal year of WICOR, 102.3% of the cash dividends paid by WICOR on the WICOR Common Stock during the immediately preceding fiscal year of WICOR.

     (m) Redemptions. Not directly or indirectly redeem, purchase or otherwise acquire any of its capital stock, except for market purchases of WICOR Common Stock: (i) by the WICOR DRIP; (ii) for distribution pursuant to the terms of the WICOR, Inc. Deferred Compensation Plan for Directors and the Wisconsin Gas Company Deferred Compensation Plan for Directors;
  (iii) for issuance upon the exercise of options granted under the WICOR Director Option Plan; and (iv) to satisfy the needs or requirements for shares of WICOR Common Stock of the 401(k) plans maintained by the WICOR Companies.

     (n) Recapitalization. Not recapitalize or reclassify any of its capital stock or liquidate in whole or in part.

     (o) No Dispositions or Acquisitions. Not:

       (i) sell, lease, license, encumber or otherwise dispose of, or agree to sell, lease, license, encumber or otherwise dispose of, any of its assets: (A) except in the ordinary course of business consistent with past practice; and (B) except for transactions which: (1) individually involve a purchase price of less than $10,000,000; and (2) collectively involve an aggregate purchase price of less than $25,000,000; or

       (ii) acquire, or publicly propose to acquire or agree to acquire, by merger or consolidation with, or by purchase or otherwise, an equity interest in, or all or any portion of the assets of, any Person: (A) except as disclosed on the Disclosure Schedule; and (B) except for transactions which: (1) do not include any utility assets or a public utility; (2) individually involve a purchase price of less than $30,000,000; and (3) collectively involve an aggregate purchase price of less than $100,000,000.

     (p) Capital Expenditures. Not make capital expenditures in any fiscal year of WICOR in excess of the amounts by WICOR for capital expenditures as set forth in the Disclosure Schedule.

     (q) Power Marketing Authorization. (i) Not enter into any transactions involving electric power marketing under the authorization from the Federal Energy Regulatory Commission for certain of the WICOR Companies. (ii) Promptly apply for, and thereafter use reasonable best efforts to obtain, the cancellation of the authorization from the Federal Energy Regulatory Commission for the WICOR Companies to engage in electric power marketing.

     (r) Agreement. Not agree in writing or otherwise to take any of the actions described in Section 6.1(c), 6.1(d), 6.1(e), 6.1(i), 6.1(j), 6.1(k), 6.1(l), 6.1(m), 6.1(n), 6.1(o), 6.1(p) or 6.1(q)(i) of this
  Agreement.

   6.2 Covenants of Wisconsin Energy. Except with the written consent of WICOR, Wisconsin Energy shall, and shall cause each of the other Wisconsin Energy Companies to:

     (a) Preservation of Business. Use reasonable best efforts to preserve intact its business organization, to keep available the services of its current officers and key employees and preserve its material business relationships with customers and suppliers and to preserve goodwill, except as described in the Wisconsin Energy SEC Reports filed prior to the date of this Agreement, except for the possible transfers of transmission assets or nuclear assets, or both, of Wisconsin Electric for capital stock or equity interests of another Person and except as described in Section 9.7(b) of this Agreement.

     (b) Articles of Incorporation. Not amend its Restated Articles of Incorporation in a manner that changes the fundamental attributes of the Wisconsin Energy Common Stock or amend in any material respect the Articles of Incorporation of Acquisition.

     (c) Dividends. Not make, declare or pay any extraordinary cash dividends, except for extraordinary cash dividends by a Subsidiary of Wisconsin Energy to Wisconsin Energy.

     (d) Other. Not take any action that is material and adverse to WICOR and the WICOR Shareholders as prospective shareholders of Wisconsin Energy in a manner that affects the WICOR Shareholders disproportionately as compared to the current Wisconsin Energy Shareholders.

     (e) Agreement. Not agree in writing or otherwise to take any of the actions described in Section 6.2(b), 6.2(c) or 6.2(d) of this Agreement.

                                  ARTICLE VII

                    Conditions Precedent to the Obligations
                      of Wisconsin Energy and Acquisition

   Each and every obligation of Wisconsin Energy and Acquisition to be performed on the Closing Date shall be subject to the satisfaction prior to or at the Closing of the following express conditions precedent:

   7.1 Compliance with Agreement. WICOR shall have performed and complied in all material respects with all of its obligations under this Agreement which are to be performed or complied with by it prior to or on the Closing Date.

   7.2 No Litigation. No suit, action or other proceeding shall be pending before any court in which the consummation of the transactions contemplated by this Agreement is restrained or enjoined.

   7.3 Representations and Warranties of WICOR. The representations and warranties made by WICOR in this Agreement shall be true and correct in all respects (when read without any exception or qualification as to materiality or a WICOR Material Adverse Effect) when made and as of the Closing Date with the same force and effect as though said representations and warranties had been made on the Closing Date, except where the effect of any breaches of the representations and warranties of WICOR made in this Agreement, individually or in the aggregate, would not or would not be reasonably likely to result in a WICOR Material Adverse Effect.

   7.4 No WICOR Material Adverse Effect. During the period from the date of this Agreement to the Closing Date there shall not have occurred, and be continuing on the Closing Date, any WICOR Material Adverse Effect, whether relating to a matter, event or state of facts which is a Disclosure Schedule Change or otherwise.

   7.5 Approval of WICOR Shareholders and Wisconsin Energy Shareholders; Articles of Merger. This Agreement, the Merger and the transactions contemplated by this Agreement shall have received the requisite approval and authorization of the WICOR Shareholders and the issuance of shares of Wisconsin Energy Common Stock pursuant to this Agreement shall have received the requisite approval and authorization of the Wisconsin Energy Shareholders. The Articles of Merger shall have been executed and delivered by WICOR.

   7.6 Closing Certificate. WICOR shall have delivered to Wisconsin Energy a certificate signed on behalf of WICOR by the Chief Executive Officer and Chief Financial Officer of WICOR, dated the Closing Date, to the effect that the conditions set forth in Sections 7.1 and 7.3 of this Agreement have been satisfied.

   7.7 Governmental Approvals.

   (a) Regulatory Approvals. There shall have been secured such permissions, approvals, determinations, consents and waivers from all appropriate state and federal regulatory authorities, including PSCW and SEC, as may be required by Law or by such Persons: (i) in order for Wisconsin Energy to consummate the Merger and the transactions described in this Agreement; and (ii) so that Wisconsin Energy continues to be an exempt holding company under PUHCA except for Section 9(a)(2) of PUHCA.

   (b) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act and shall not be the subject of any stop order or proceedings to effect a stop order. Any Wisconsin Energy Common Stock issuable pursuant to the Merger shall have been registered or shall be exempt from registration or qualification under applicable state "blue sky" or securities Laws.

   (c) HSR Act. All necessary requirements of the HSR Act shall have been complied with and any "waiting periods" applicable to the Merger and to the transactions described in this Agreement which are imposed by the HSR Act shall have expired prior to the Closing Date or shall have been terminated by the appropriate agency.

   (d) Effect of Approvals. No permission, approval, determination, consent or waiver received pursuant to Sections 7.7(a), 7.7(b) or 7.7(c) of this Agreement shall contain any condition applicable to the WICOR Companies, the Wisconsin Energy Companies or Acquisition, or any one or more of them, which is, in the reasonable judgment of Wisconsin Energy, materially adverse in any manner to the WICOR Companies, the Wisconsin Energy Companies or Acquisition.

   7.8 Listing. Wisconsin Energy shall have received notice from the New York Stock Exchange that any shares of Wisconsin Energy Common Stock to be issued or reserved for issuance pursuant to this Agreement are approved for listing on the New York Stock Exchange subject to official notice of issuance.

   7.9 Accountant Letter. Wisconsin Energy shall have received a copy of a letter from Arthur Andersen LLP, which shall be in form and substance reasonably satisfactory to Wisconsin Energy and shall contain information concerning the financial condition of WICOR, dated the Closing Date, similar to the letter described in Section 3.10 of this Agreement.

   7.10 Affiliate Letters. If any Wisconsin Energy Common Stock is to be issued pursuant to the Merger, Wisconsin Energy shall have received an Affiliate Letter from each Person who is an Affiliate of WICOR.

                                  ARTICLE VIII

                          Conditions Precedent to the
                              Obligations of WICOR

   Each and every obligation of WICOR to be performed on the Closing Date shall be subject to the satisfaction prior to or at the Closing of the following express conditions precedent:

   8.1 Compliance with Agreement. Wisconsin Energy and Acquisition shall have performed and complied in all material respects with all of their obligations under this Agreement which are to be performed or complied with by them prior to or on the Closing Date.

   8.2 No Litigation. No suit, action or other proceeding shall be pending before any court in which the consummation of the transactions contemplated by this Agreement is restrained or enjoined.

   8.3 Representations and Warranties of Wisconsin Energy and Acquisition. The representations and warranties made by Wisconsin Energy and Acquisition in this Agreement shall be true and correct in all respects (when read without any exception or qualification as to materiality or a Wisconsin Energy Material Adverse Effect) when made and as of the Closing Date with the same force and effect as though such representations and warranties had been made on the Closing Date, except where the effect of any breaches of the representations and warranties of Wisconsin Energy and Acquisition made in this Agreement, individually or in the aggregate, would not or would not be reasonably likely to result in a Wisconsin Energy Material Adverse Effect.

   8.4 No Wisconsin Energy Material Adverse Effect. If any Wisconsin Energy Common Stock is to be issued pursuant to the Merger, during the period from the date of this Agreement to the Closing Date there shall not have occurred, and be continuing on the Closing Date, any Wisconsin Energy Material Adverse Effect.

   8.5 Approval of WICOR Shareholders and Wisconsin Energy Shareholders; Articles of Merger. This Agreement, the Merger and the transactions contemplated by this Agreement shall have received the requisite approval and authorization of the WICOR Shareholders and the issuance of shares of Wisconsin Energy Common Stock pursuant to this Agreement shall have received the requisite approval and authorization of the Wisconsin Energy Shareholders. The Articles of Merger shall have been executed and delivered by Acquisition.

   8.6 Closing Certificate. Wisconsin Energy shall have delivered to WICOR a certificate signed on behalf of Wisconsin Energy by the Chief Executive Officer and Chief Financial Officer of Wisconsin Energy, dated the Closing Date, to the effect that the conditions set forth in Sections 8.1 and 8.3 of this Agreement have been satisfied.

   8.7 Governmental Approvals.

   (a) Regulatory Approvals. There shall have been secured such permissions, approvals, determinations, consents and waivers from all appropriate state and federal regulatory authorities, including PSCW and SEC, as may be required by Law or by such Persons in order for WICOR to consummate the Merger and the transactions described in this Agreement.

   (b) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act and shall not be the subject of any stop order or proceedings to effect a stop order. Any Wisconsin Energy Common Stock issuable pursuant to the Merger shall have been registered or shall be exempt from registration or qualification under applicable state "blue sky" or securities Laws.

   (c) HSR Act. All necessary requirements of the HSR Act shall have been complied with and any "waiting periods" applicable to the Merger and to the transactions described in this Agreement which are imposed by the HSR Act shall have expired prior to the Closing Date or shall have been terminated by the appropriate agency.

   8.8 Listing. Wisconsin Energy shall have received notice from the New York Stock Exchange that any shares of Wisconsin Energy Common Stock to be issued or reserved for issuance pursuant to this Agreement are approved for listing on the New York Stock Exchange subject to official notice of issuance.

   8.9 Tax Opinion. If any Wisconsin Energy Common Stock is to be issued pursuant to the Merger, WICOR shall have received an opinion of Foley & Lardner, counsel to WICOR, dated on or about the date that is two (2) business days prior to the date that the Proxy Statement is first mailed to WICOR Shareholders, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that Wisconsin Energy, Acquisition and WICOR will each be a party to that reorganization within the meaning of Section 368(b) of the Code and such opinion shall not have been withdrawn or modified in any material respect as of the Closing Date.

                                   ARTICLE IX

                           Termination; Miscellaneous

   9.1 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing (whether before or after approval of this Agreement by the WICOR Shareholders or the Wisconsin Energy Shareholders or both), as follows:

     (a) by mutual written agreement of Wisconsin Energy and WICOR, duly authorized by the Boards of Directors of Wisconsin Energy and WICOR;

     (b) by either Wisconsin Energy or WICOR by written notice to the other party if:

       (i) any court of competent jurisdiction shall have issued an order, judgment or decree permanently restraining, enjoining or otherwise prohibiting the Merger and such order, judgment or decree shall have become final and nonappealable; or

       (ii) if the Effective Time of Merger has not occurred on or before July 1, 2000 (the "Initial Termination Date"), provided, however, that:
    (A) if on the Initial Termination Date the conditions to Closing set forth in Sections 7.7 and 8.7 of this Agreement shall not have been fulfilled, then the Initial Termination Date shall be automatically extended to January 1, 2001; and (B) the right to terminate this Agreement under this Section 9.1(b)(ii) of this Agreement shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time of Merger to occur on or before that date;

     (c) by Wisconsin Energy by written notice to WICOR if:

       (i) there exists one or more breaches of the representations and warranties of WICOR made in this Agreement which breaches, individually or in the aggregate, would or would be reasonably likely to result in a WICOR Material Adverse Effect and such breaches shall not have been remedied within 45 calendar days after receipt by WICOR of written notice from Wisconsin Energy specifying the nature of such breaches and requesting that they be remedied;

       (ii) WICOR shall have failed to perform and comply in all respects with all of its other agreements and covenants contained in this Agreement and such failures to perform or comply, individually or in the aggregate, would or would be reasonably likely to result in a WICOR Material Adverse Effect and such failures to perform or comply shall not have been remedied within 45 calendar days after receipt by WICOR of written notice from Wisconsin Energy specifying the nature of such failures to perform or comply and requesting that they be remedied;

       (iii) Wisconsin Energy shall have convened the Wisconsin Energy Special Meeting to vote upon the issuance of shares of Wisconsin Energy Common Stock pursuant to this Agreement and such proposal does not receive the requisite vote of the Wisconsin Energy Shareholders for such proposal;

       (iv) WICOR shall have convened the WICOR Special Meeting to vote upon the Merger and the transactions described in this Agreement and such proposal does not receive the requisite vote of the WICOR Shareholders for such proposal; or

       (v) the Board of Directors of WICOR, or any committee thereof, shall: (A) withdraw or modify in any manner adverse to Wisconsin Energy its approval or recommendation of this Agreement or the Merger, (B) fail to reaffirm such approval or recommendation upon Wisconsin Energy's request, or (C) approve or recommend any Other Transaction; and

     (d) by WICOR by written notice to Wisconsin Energy if:

       (i) there exists one or more breaches of the representations and warranties of Wisconsin Energy made in this Agreement which breaches, individually or in the aggregate, would or would be reasonably likely to result in a Wisconsin Energy Material Adverse Effect and such breaches shall not have been remedied within 45 calendar days after receipt by Wisconsin Energy of written notice from WICOR specifying the nature of such breaches and requesting that they be remedied;

       (ii) Wisconsin Energy shall have failed to perform and comply in all respects with all of its other agreements and covenants contained in this Agreement and such failures to perform or comply, individually or in the aggregate, would or would be reasonably likely to result in a Wisconsin Energy Material Adverse Effect and such failures to perform or comply shall not have been remedied within 45 calendar days after receipt by Wisconsin Energy of written notice from WICOR specifying the nature of such failures to perform or comply and requesting that they be remedied;

       (iii) Wisconsin Energy shall have convened the Wisconsin Energy Special Meeting to vote upon the issuance of shares of Wisconsin Energy Common Stock pursuant to this Agreement and such proposal does not receive the requisite vote of the Wisconsin Energy Shareholders for such proposal;

       (iv) WICOR shall have convened the WICOR Special Meeting to vote upon the Merger and the transactions described in this Agreement and such proposal does not receive the requisite vote of the WICOR Shareholders for such proposal;

       (v) pursuant to Section 3.9(d) of this Agreement; or

       (vi) the Board of Directors of Wisconsin Energy, or any committee thereof, shall: (A) withdraw or modify in any manner adverse to WICOR its approval or recommendation of this Agreement or the Merger, or (B) fail to reaffirm such approval or recommendation upon WICOR's request.

   9.2 Rights on Termination; Waiver. If this Agreement is terminated pursuant to Section 9.1 of this Agreement, all further obligations of the parties under or pursuant to this Agreement shall terminate without further liability of any party (including its directors, officers, employees, agents, legal, accounting or financial advisors or other representatives) to the others, provided that:
(a) the obligations of Wisconsin Energy and Acquisition contained in Sections 3.4(b), 3.9(f), 9.2 and 9.5 of this Agreement shall survive any such termination; (b) the obligations of WICOR contained in Sections 3.4(b), 3.9(e), 3.9(g), 9.2 and 9.5 of this Agreement shall survive any such termination; and
(c) each party to this Agreement shall retain any and all remedies which it may have for breach of contract provided by Law based on another party's willful failure to comply with the terms of this Agreement. If any of the conditions set forth in Article VII of this Agreement have not been satisfied, Wisconsin Energy may nevertheless elect to proceed with the consummation of the transactions contemplated by this Agreement and if any of the conditions set forth in Article VIII of this Agreement have not been satisfied, WICOR may nevertheless elect to proceed with the consummation of the transactions contemplated by this Agreement. Any such election to proceed shall be evidenced by a certificate signed on behalf of the waiving party by an officer of that party.

   9.3 Survival of Representations, Warranties and Covenants. All representations, warranties and covenants of the parties contained in this Agreement (other than the covenants contained in Sections 2.6, 2.9, 3.14, 3.15, 3.16, 9.3, 9.13 and 9.15 of this Agreement) or made pursuant to this Agreement shall terminate and be of no further force and effect at the Effective Time of Merger and none of the parties shall have any liability or obligation with respect thereto.

   9.4 Entire Agreement; Amendment. This Agreement and the documents referred to in this Agreement and required to be delivered pursuant to this Agreement constitute the entire agreement among the parties pertaining to the subject matter of this Agreement, and supersede all prior and contemporaneous agreements, understandings, negotiations and discussions of the parties, whether oral or written, other than the Confidentiality Agreement, and there are no warranties, representations or other agreements between the parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement and in the Confidentiality Agreement. This Agreement may be amended by the parties at any time before or after approval of this Agreement by the WICOR Shareholders, except that after such approval, no amendment shall be made without the further approval of the WICOR Shareholders if any such amendment:
(a) changes the Merger Consideration; or (b) alters or changes any of the terms or conditions of this Agreement if any of such changes, individually or in the aggregate, materially adversely affects the rights of the WICOR Shareholders. This Agreement may be amended by the parties at any time before or after approval of this Agreement by the Wisconsin Energy Shareholders, except that after such approval, no amendment shall be made without the further approval of the Wisconsin Energy Shareholders if any such amendment: (y) changes the Merger Consideration; or (z) alters or changes any of the terms or conditions of this Agreement if any of such changes, individually or in the aggregate, materially adversely affects the rights of the Wisconsin Energy Shareholders. No amendment, supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by Wisconsin Energy, WICOR and Acquisition. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision of this Agreement, whether or not similar, nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

   9.5 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, except: (a) Wisconsin Energy shall pay the filing fee relating to the filing required by the HSR Act; and (b) those expenses incurred in connection with printing the Proxy Statement and Registration Statement, as well as the filing fee relating thereto, shall be shared equally by WICOR, on the one hand, and Wisconsin Energy, on the other hand; and (c) as described in Sections 3.9(f) and 3.9(g) of this Agreement.

   9.6 Governing Law. This Agreement shall be construed and interpreted according to the Laws of the State of Wisconsin.

   9.7 Assignment. Prior to the Effective Time of Merger, this Agreement shall not be assigned:

     (a) by WICOR except with the prior written consent of Wisconsin Energy;
  and

     (b) by Wisconsin Energy or Acquisition, except: (i) with the prior written consent of WICOR; or (ii) to a Subsidiary of Wisconsin Energy; or
  (iii) in connection with a sale or transfer of all or substantially all of the assets of Wisconsin Energy or a reorganization, merger, tender offer, consolidation or similar transaction affecting all or substantially all of the outstanding equity interests of Wisconsin Energy, provided the successor Person to Wisconsin Energy or Acquisition expressly assumes in a writing that WICOR is entitled to enforce as a third party beneficiary or otherwise the due and punctual performance of every term, condition, and covenant of Wisconsin Energy or Acquisition, as the case may be, in this Agreement.

   9.8 Notices. All communications or notices required or permitted by this Agreement shall be in writing and shall be deemed to have been given at the earlier of the date when actually delivered to an officer of a party by personal delivery or telephonic facsimile transmission or when deposited in the United States mail, certified or registered mail, postage prepaid, return receipt requested, and addressed as follows, unless and until any of such parties notifies the others in accordance with this Section of a change of address:

   If to Wisconsin Energy or Acquisition:
                                Wisconsin Energy Corporation
                                Attention: Calvin H. Baker
                                        Treasurer and Chief Financial Officer
                                P. O. Box 2949
                                231 West Michigan Street
                                Milwaukee WI 53201

                                Fax No.: 414-221-5068

                                with a copy to:

                                Quarles & Brady LLP
                                Attention: Patrick M. Ryan
                                411 E. Wisconsin Avenue
                                Milwaukee, WI 53202-4497

                                Fax No: 414-271-3552

   If to WICOR:
                                WICOR, Inc
                                Attention: Joseph P. Wenzler
                                        Senior Vice President and Chief
                                        Financial Officer
                                P.O. Box 334
                                626 East Wisconsin Avenue
                                Milwaukee, WI 53201

                                Fax No.: 414-291-7033

                                with a copy to:

                                Foley & Lardner
                                Attention: Joseph B. Tyson, Jr.
                                777 East Wisconsin Avenue
                                Milwaukee WI 53202-5367

                                Fax No: 414-297-4900

   9.9 Counterparts; Headings. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but such counterparts shall together constitute but one and the same Agreement. The Table of Contents and Article and Section headings in this Agreement are inserted for convenience of reference only and shall not constitute a part hereof.

   9.10 Interpretation. Unless the context requires otherwise, all words used in this Agreement in the singular number shall extend to and include the plural, all words in the plural number shall extend to and include the singular, and all words in any gender shall extend to and include all genders. The language used in this Agreement shall be deemed to be language chosen by the parties to this Agreement to express their mutual intent. In the event an ambiguity or question of intent or interpretation arises concerning the language of this Agreement, this Agreement shall be construed as if drafted jointly by the parties to this Agreement and no presumption or burden of proof will arise favoring or disfavoring any party to this Agreement by virtue of the authorship of any of the provisions of this Agreement.

   9.11 Severability. If any provision, clause, or part of this Agreement, or the application thereof under certain circumstances, is held invalid, the remainder of this Agreement, or the application of such provision, clause or part under other circumstances, shall not be affected thereby unless such invalidity materially impairs the ability of the parties to consummate the transactions contemplated by this Agreement.

   9.12 Specific Performance. The parties agree that the assets and business of the WICOR Companies as a going concern constitute unique property. There is no adequate remedy at Law for the damage which any party might sustain for failure of the other parties to consummate the Merger and the transactions contemplated by this Agreement, and accordingly, each party shall be entitled, at its option, to the remedy of specific performance to enforce the Merger pursuant to this Agreement.

   9.13 No Reliance. Except for the parties to this Agreement, any assignees permitted by Section 9.7 of this Agreement and as described in Sections 3.14,
3.15 and 3.16 of this Agreement: (a) no Person is entitled to rely on any of the representations, warranties and agreements of the parties contained in this Agreement; and (b) the parties assume no liability to any Person because of any reliance on the representations, warranties and agreements of the parties contained in this Agreement.

   9.14 Exhibits and Disclosure Schedule. If a document or matter is disclosed in any Exhibit to this Agreement or in the Disclosure Schedule, it shall be deemed to be disclosed for all purposes of this Agreement without the necessity of specific repetition or cross-reference. All capitalized terms used in any Exhibit to this Agreement or in the Disclosure Schedule shall have the definitions specified in this Agreement.

   9.15 Further Assurances. If, at any time after the Effective Time of Merger, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, properties, rights, privileges, powers and franchises of either Acquisition or WICOR, the officers of the Surviving Corporation are fully authorized to take any such action in the name of Acquisition or WICOR.

   9.16 Waiver of Jury Trial. WICOR, Wisconsin Energy and Acquisition hereby irrevocably waive any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement.

   In Witness Whereof, the parties have caused this Agreement and Plan of Merger to be duly executed as of the day and year first above written.

                                          Wisconsin Energy Corporation

                                          By/s/ Richard A. Abdoo
                                            -----------------------------------
                                            Richard A. Abdoo,
                                            Chairman of the Board, President
                                            and Chief Executive Officer

                                          WICOR, Inc.

                                          By/s/ George E. Wardeberg
                                            -----------------------------------
                                            George E. Wardeberg,
                                            Chairman and Chief Executive
                                            Officer

                                          CEW Acquisition, Inc.

                                          By/s/ Richard A. Abdoo
                                            -----------------------------------
                                            Richard A. Abdoo,
                                            Chairman of the Board, President
                                            and Chief Executive Officer

                                   EXHIBIT 1

                                AFFILIATE LETTER

                                                ________________________, ______

                                                ________________________________
                                                               Name of Affiliate

Wisconsin Energy Corporation
231 W. Michigan Street
P. O. Box 2949
Milwaukee WI 53201

Ladies and Gentlemen:

   I have been advised that as of the date of the meeting of shareholders of WICOR, Inc. ("WICOR") to vote on the transaction described below, and as of the date hereof, I may be deemed an "affiliate" (as that term is defined for purposes of Rule 145(c) and (d) under the Securities Act of 1933, as amended (the "Act")) of WICOR. Pursuant to the terms of the Agreement and Plan of Merger dated as of June 27, 1999 (the "Merger Agreement") among Wisconsin Energy Corporation ("Wisconsin Energy"), WICOR and CEW Acquisition, Inc. ("Acquisition"), Acquisition and WICOR will merge in a transaction (the "Merger") in which I will or may receive shares of $.01 par value common stock of Wisconsin Energy (the "Shares") in exchange for shares of common stock of WICOR which I own at the "Effective Time of Merger" (as that term is defined in the Merger Agreement).

   In connection with the Merger, I represent and warrant to, and agree with, Wisconsin Energy that:

     1. I have carefully read this Affiliate Letter and the Merger Agreement and, to the extent I felt necessary, discussed the requirements of such documents and other applicable limitations upon my ability to sell, transfer or otherwise dispose of the Shares with my counsel or counsel for WICOR.

     2. I have been advised that the issuance of the Shares to me pursuant to the Merger will be registered with the Securities and Exchange Commission (the "Commission") under the Act on a Registration Statement on Form S-4. However, I have also been advised that, because (A) at the time the Merger is submitted for a vote of the shareholders of WICOR, I may be deemed to be an affiliate of WICOR and (B) the distribution by me of the Shares has not been registered under the Act, I may not sell, transfer or otherwise dispose of the Shares issued to me in the Merger unless (i) such sale, transfer or other disposition has been registered under the Act, (ii) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act, or (iii) in the opinion of counsel reasonably acceptable to Wisconsin Energy, or pursuant to a "no-action" letter obtained by me from the staff of the Commission, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

     3. I agree that I will not make any sale, transfer or other disposition of the Shares in violation of the Act or the rules and regulations of the Commission thereunder. In the event of a sale of Shares pursuant to Rule 145, I will supply Wisconsin Energy with evidence of compliance with such Rule, in the form of customary seller's and broker's Rule 145 representation letters or as Wisconsin Energy may otherwise reasonably request.

     4. I understand that Wisconsin Energy is under no obligation to register the sale, transfer or other disposition of the Shares by me or on my behalf under the Act or, except as provided in paragraph A below, to take any other action necessary in order to make compliance with an exemption from such registration available.

Wisconsin Energy Corporation
______________________, ____
Page 2

     5. I also understand Wisconsin Energy may decline to register any transfer of the Shares inconsistent with this Affiliate Letter, that stop transfer instructions will be given to Wisconsin Energy's transfer agent with respect to the Shares, and that there will be placed on the certificates for the Shares, or any substitutions therefor, a legend stating in substance:

    "The securities represented by this certificate were issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The securities represented by this certificate may be sold, transferred or otherwise disposed of only in accordance with the terms of a letter agreement between the registered holder hereof and Wisconsin Energy Corporation, a copy of which agreement is on file at the principal offices of Wisconsin Energy Corporation."

     6. I also understand that unless a sale or transfer of the Shares by me has been registered under the Act or is a sale made in conformity with the provisions of Rule 145 under the Act, Wisconsin Energy reserves the right to put the following legend on the certificates issued to my transferee:

    "The securities represented by this certificate have not been registered under the Securities Act of 1933 and were acquired from a person who received such securities in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The securities have not been acquired by the holder with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933 and may not be sold, transferred or otherwise disposed of except pursuant to an effective registration statement or in accordance with an exemption from the registration requirements of the Securities Act of 1933."

     7. I further understand and agree that my representations, warranties, covenants and agreements set forth herein are for the benefit of Wisconsin Energy, WICOR, and the Surviving Corporation (as defined in the Merger Agreement) and will be relied upon by such entities and their respective counsel and accountants.

     8. I understand and agree that this letter agreement shall apply to all Shares issued pursuant to the Merger in exchange for shares of common stock of WICOR that are deemed to be beneficially owned by me pursuant to applicable federal securities laws immediately prior to the Effective Time of Merger.

   Execution of this letter should not be considered an admission on my part that I am an "affiliate" of WICOR as described in the first paragraph of this letter or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

   By Wisconsin Energy's acceptance of this letter, Wisconsin Energy hereby agrees with me as follows:

     A. For so long as and to the extent necessary to permit me to sell the Shares pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Act, Wisconsin Energy shall (a) use its reasonable efforts to (i) file, on a timely basis, all reports required to be filed with the Commission by it pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and (ii) furnish to me upon request a written statement as to whether Wisconsin Energy has complied with such reporting requirements during the 12 months preceding any proposed sale of the Shares by me under Rule 145, and (b) otherwise use its reasonable efforts to permit such sales pursuant to Rule 145 and Rule 144.

     B. It is understood and agreed that certificates with the legends set forth in paragraphs 5 and 6 above will be substituted by delivery of certificates without such legend if (i) one year shall have elapsed from the date I acquired the Shares received in the Merger and the provisions of Rule 145(d)(2) are then available to me, (ii) two years shall have elapsed from the date I acquired the Shares received in the

Wisconsin Energy Corporation
_____________________, _____
Page 3

  Merger and the provisions of Rule 145(d)(3) are then applicable to me, or
  (iii) Wisconsin Energy has received either an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to Wisconsin Energy, or a "no-action" letter obtained by me from the staff of the Commission, to the effect that the restrictions imposed by Rule 144 and Rule 145 under the Act no longer apply to me.

                                          Very truly yours,

                                          -------------------------------------
                                          Name:

Accepted as of the           day of
        ,     .

Wisconsin Energy Corporation

By: _________________________________
  Name:
  Title:

                                   EXHIBIT 2

                              EMPLOYMENT AGREEMENT

   This Employment Agreement by and between WISCONSIN ENERGY CORPORATION, a Wisconsin corporation (the "Company"), and GEORGE E. WARDEBERG (the
"Executive"), dated as of the       day of           , 200 .

                                   WITNESSETH

   Whereas, pursuant to an Agreement and Plan of Merger, dated as of June 27, 1999 (the "Merger Agreement"), among the Company, WICOR, Inc. and CEW Acquisition, Inc., WICOR, Inc. has become a wholly-owned subsidiary of the Company; and

   Whereas, the Company further wishes to provide for the employment by it of the Executive, and the Executive wishes to serve the Company, in the capacities and on the terms and conditions set forth in this Agreement:

   Now, Therefore, it is hereby agreed as follows:

     1. Employment Period. The Company shall employ the Executive, and the Executive shall serve the Company, on the terms and conditions set forth in this Agreement, for the period (the "Employment Period") beginning at the Effective Time of Merger as defined in the Merger Agreement (the "Effective Time") and ending the last day of the 24th calendar month commencing on or immediately after the Effective Time.

     2. Position and Duties.

       (a) The Executive shall serve as the Vice Chairman of the Board of Directors of the Company (the "Board") during the Employment Period, being consulted by the Chairman of the Board and providing advice to the Chairman with respect to the integration of the WICOR businesses with the Company and the Company's organizational structure, staffing and future business strategy, and with such duties and responsibilities as are customarily assigned to such position, and such other duties and responsibilities not inconsistent therewith as may from time to time be assigned to him by the Board or by the Chairman. The Executive shall be a member of the Board on the first day of the Employment Period and the Board shall propose the Executive for re-election to the Board throughout the Employment Period.

       (b) During the Employment Period, and excluding any periods of vacation and sick leave to which the Executive is entitled, the Executive shall devote reasonable attention and time during normal business hours to the business and affairs of the Company and, to the extent necessary to discharge the responsibilities assigned to the Executive under this Agreement, use the Executive's reasonable best efforts to carry out such responsibilities faithfully and efficiently. It shall not be considered a violation of the foregoing for the Executive to serve on corporate, industry, civic or charitable boards or committees, so long as such activities do not significantly interfere with the performance of the Executive's responsibilities as an employee of the Company in accordance with this Agreement.

     3. Compensation.

       (a) Base Salary. The Executive's compensation during the Employment Period shall be determined by the Board upon the recommendation of the Compensation Committee of the Board (the "Compensation Committee"), subject to the next sentence and Section 3(b). During the Employment Period, the Executive shall receive an annual base salary ("Annual Base Salary") of not less than the greater of (i) his annual base salary from WICOR, Inc. as in effect immediately before the Effective Time or (ii) 90% of the base salary paid to the Chairman of the Board of the Company during such period. The Annual Base Salary shall be payable in accordance with the Company's regular payroll practice for its senior executives, as in effect from time to time. During the Employment Period, the Annual Base Salary shall be reviewed by the Compensation Committee for possible increase at least annually. Any increase in the Annual Base Salary shall not limit or reduce any other obligation of the Company under this Agreement. The Annual Base Salary shall not be reduced after any such increase, and the term "Annual Base Salary" shall thereafter refer to the Annual Base Salary as so increased.

       (b) Incentive Compensation. During the Employment Period, the Executive shall participate in short-term incentive compensation plans and long-term incentive compensation plans (the latter to consist of plans offering stock options, restricted stock and other long-term incentive compensation, as adopted and approved by the Board or the Compensation Committee from time to time) providing him with an opportunity to earn short-term and long-term incentive compensation (the "Incentive Compensation") on a basis commensurate with other senior officers of the Company, subject to the next sentence hereof, provided that he shall receive an initial grant of non-qualified stock options covering 100,000 shares of Company stock as of the start of the Employment Period with an exercise price equal to the then fair market value, vesting over a 3-year period at the rate of one third ( 1/3) of such shares each year, based on his continuation of service either as an officer or as a director of the Company, to be exercisable over a 5-year period, to the extent vested, after the later of his cessation of service as an officer or director of the Company. The Executive shall receive an annual award under such short-term incentive plans at least equal to 90% of the annual award made to the Chairman of the Board during the Employment Period (prorated for any period of participation in such plans which is for less than one full year, whether at the inception or on termination of the Employment Period) under such plans; provided, however, that in no event shall the award be less than an amount which when added to the Annual Base Salary is less on an annualized basis than the salary and bonus actually received by the Executive from WICOR, Inc. for the calendar year ending coincident with or immediately prior to the Effective Time.

       (c) Other Benefits. During the Employment Period and thereafter: (1) the Executive shall be entitled to participate in all applicable savings and retirement plans (including non-qualified supplemental executive retirement plans and specifically including Benefits A and B under the Company's Supplemental Executive Retirement Plan), practices, policies and programs of the Company to the same extent as other senior executives of the Company, (2) the Executive and/or the Executive's eligible dependents, as the case may be, shall be eligible for participation in, and shall receive all benefits under, all applicable welfare benefit plans, practices, policies and programs provided by the Company, other than severance plans, practices, policies and programs but including, without limitation, medical, prescription, dental, disability, employee life insurance, group life insurance, accidental death and travel accident insurance plans and programs, and retiree welfare benefits on a basis commensurate with other long-term senior officers of the Company and (3) the Executive shall be entitled to past service credit under the Company's Supplemental Executive Retirement Plan (the "SERP"), Benefit A, calculated as if his participation in the Company's tax-qualified defined benefit pension plan had commenced on the first day of the month following his attainment of age 25 and as if the benefit formula under such pension plan for all periods before December 31, 1995 was the same as that in effect on December 31, 1995, and for all periods after December 31, 1995, pursuant to the actual benefit formula used in such pension plan (including the grandfathered minimum benefit provisions thereof), offset by the actuarial equivalent of any benefits payable to the Executive at age 65 or any later age at which such benefits commence from any qualified or non-qualified defined benefit pension plans of WICOR, Inc. Actuarial equivalency for this purpose shall be determined using the interest rate and mortality table then in use for determining optional forms of annuity under the Company's tax-qualified defined benefit pension plan, or, if Benefit A is to be payable in a lump sum, actuarial equivalency shall be determined by using the interest rate and mortality table referenced in
    Article VIII of the SERP.

       (d) Fringe Benefits. During the Employment Period, the Executive shall be entitled to receive fringe benefits on a basis commensurate with other senior officers of the Company.

     4. Termination of Employment.

       (a) Death or Disability. The Executive's employment shall terminate automatically upon the Executive's death during the Employment Period. The Company shall be entitled to terminate the Executive's employment because of the Executive's Disability during the Employment Period. "Disability" means that (i) the Executive has been unable, for the period specified in the Company's disability plan for senior executives, but not less than a period of 90 consecutive business days, to perform the Executive's duties under this Agreement, as a result of physical or mental illness or injury, and (ii) a physician selected by the Company or its insurers, and acceptable to the Executive or the Executive's legal representative, has determined that the Executive is disabled within the meaning of the applicable disability plan for senior executives. A termination of the Executive's employment by the Company for Disability shall be communicated to the Executive by written notice, and shall be effective on the 30th day after receipt of such notice by the Executive (the "Disability Effective Date"), unless the Executive returns to full-time performance of the Executive's duties before the Disability Effective Date.

        (b) Termination by the Company.

         (i) The Company may terminate the Executive's employment during the Employment Period for Cause or without Cause. "Cause" means the willful and continued failure of the Executive to substantially perform his duties under this Agreement (other than as a result of physical or mental injury) after the Board delivers to the Executive a written demand for substantial performance that specifically identifies the manner in which the Board believes that the Executive has not substantially performed the Executive's duties, or illegal or gross misconduct by the Executive in connection with his employment by the Company, in either case that is willful and results in material and demonstrable damage to the business or the reputation of the Company. No act or failure to act on the part of the Executive shall be considered "willful" unless it is done, or omitted to be done, by the Executive in bad faith or without reasonable belief that the Executive's action or omission was in the best interests of the Company. Any act or failure to act that is based upon authority given pursuant to a resolution duly adopted by the Board, or the advice of counsel for the Company, shall be conclusively presumed to be done, or omitted to be done, by the Executive in good faith and in the best interests of the Company.

         (ii) A termination of the Executive's employment for Cause shall not be effective unless it is accomplished in accordance with the following procedures. The Company shall give the Executive written notice ("Notice of Termination for Cause") of its intention to terminate the Executive's employment for Cause, setting forth in reasonable detail the specific conduct of the Executive that it considers to constitute Cause and the specific provision(s) of this Agreement on which it relies, and stating the date, time and place of the Special Board Meeting for Cause. The "Special Board Meeting for Cause" means a meeting of the Board called and held specifically for the purpose of considering the Executive's termination for Cause, that takes place not less than 10 nor more than 20 business days after the Executive receives the Notice of Termination for Cause. The Executive shall be given an opportunity, together with counsel, to be heard at the Special Board Meeting for Cause. The Executive's termination for Cause shall be effective when and if a resolution is duly adopted at the Special Board Meeting for Cause by affirmative vote of a majority of the entire membership of the Board, excluding employee directors, stating that, in the good faith opinion of the Board, the Executive is guilty of the conduct described in the Notice of Termination for Cause and that such conduct constitutes Cause under this Agreement.

       (c) Good Reason.

         (i) The Executive may terminate employment for Good Reason or without Good Reason. "Good Reason" means:

                 A. the assignment to the Executive of any duties or
              responsibilities inconsistent in any respect with Section 2(a) of this Agreement, or any other action by the Company that results in a diminution in the Executive's position, authority, duties or responsibilities, other than an isolated, insubstantial and inadvertent action that is not taken in bad faith and is remedied by the Company promptly after receipt of notice thereof from the Executive;

                 B. any failure by the Company to comply with any provision of
              Section 3 of this Agreement, other than an isolated, insubstantial and inadvertent failure that is not taken in bad faith and is remedied by the Company promptly after receipt of notice thereof from the Executive;

                 C. any requirement by the Company that the Executive's
              services be rendered primarily at a location or locations other than the Milwaukee, Wisconsin general metropolitan area;

                 D. any failure by the Company to comply with paragraph (c) of
              Section 10 of this Agreement; or

                 E. any other substantial breach of this Agreement by the
              Company that is not remedied by the Company promptly after receipt of notice thereof from the Executive.

         (ii) A termination of employment by the Executive for Good Reason shall be effectuated by giving the Company written notice ("Notice of Termination for Good Reason") of the termination, setting forth in reasonable detail the specific conduct of the Company that constitutes Good Reason and the specific provision(s) of this Agreement on which the Executive relies. A termination of employment by the Executive for Good Reason shall be effective on the 5th business day following the date when the Notice of Termination for Good Reason is given, unless the notice sets forth a later date (which date shall in no event be later than 30 days after the notice is given).

         (iii) A termination of the Executive's employment by the Executive without Good Reason shall be effected by giving the Company written notice of the termination.

       (d) The failure to set forth any fact or circumstance in a Notice of Termination for Cause or a Notice of Termination for Good Reason shall not constitute a waiver of the right to assert, and shall not preclude the party giving notice from asserting, such fact or circumstance in an attempt to enforce any right under or provision of this Agreement.

       (e) Date of Termination. The "Date of Termination" means the date of the Executive's death, the Disability Effective Date, the date on which the termination of the Executive's employment by the Company for Cause or without Cause or by the Executive for Good Reason is effective, or the date on which the Executive gives the Company notice of a termination of employment without Good Reason, as the case may be.

     5. Obligations of the Company Upon Termination.

       (a) Other Than For Cause, Death or Disability, or For Good Reason. If, during the Employment Period, the Company terminates the Executive's employment for any reason other than Cause, death or Disability, or the Executive terminates employment for Good Reason, the Company shall continue to provide the Executive with the compensation and benefits set forth in paragraphs (a), (b) and (c) of Section 3 and the continuing protection of Section 5(d) as if he had remained employed by the Company through the end of the Employment Period and then retired. The Incentive Compensation for such period shall be equal to the maximum Incentive Compensation that the

    Executive would have been eligible to earn for such period. In lieu of stock options, restricted stock and other stock-based awards, the Executive shall be paid cash equal to the fair market value (without regard to any restrictions) of the stock options, restricted stock and other stock-based awards that would otherwise have been granted. To the extent that any benefits described in Section 3(c) cannot be provided pursuant to the plan or program provided by the Company for its executives, the Company shall provide such benefits outside such plan or program at no additional cost (including without limitation tax cost) to the Executive and his family. Finally, during any period when the Executive is eligible to receive medical, prescription or dental benefits under another employer-provided plan, the benefits provided by the Company under this Section 5(a) may be made secondary to those provided under such other plan. In addition to the foregoing, any restricted stock outstanding on the Date of Termination and all options outstanding on the Date of Termination shall be fully vested and exercisable and shall remain in effect and exercisable until the end of the Employment Period (absent the prior death of the Executive) as if the Executive remained employed until then and shall thereafter remain exercisable in accordance with the applicable terms respecting retired employees. The payments and benefits provided pursuant to this Section 5(a) are intended as liquidated damages for a termination of the Executive's employment by the Company other than for Cause or Disability or for the actions of the Company leading to a termination of the Executive's employment by the Executive for Good Reason, and shall be the sole and exclusive remedy therefor.

       (b) Death and Disability. If the Executive's employment is terminated by reason of the Executive's death or Disability during the Employment Period, the Company shall pay to the Executive or, in the case of the Executive's death, to the Executive's designated beneficiaries (or, if there is no such beneficiary, to the Executive's estate or legal representative), in a lump sum in cash within 30 days after the Date of Termination, the sum of the following amounts (the "Accrued Obligations"): (1) any portion of the Executive's Annual Base Salary through the Date of Termination that has not yet been paid; (2) an amount equal to the product of (A) the maximum annual bonus that the Executive would have been eligible to earn for the period during which such termination occurs, and (B) a fraction, the numerator of which is the number of days in such period through the Date of Termination, and the denominator of which is the total number of days in the relevant period; and (3) any accrued but unpaid Incentive Compensation and vacation pay. The Company shall have no further obligations under this Agreement, except as specified in Section 5(d) which shall continue to apply and in Section 6 below.

       (c) By the Company For Cause; By the Executive Other Than For Good Reason. If the Executive's employment is terminated by the Company for Cause during the Employment Period, the Company shall pay to the Executive the Annual Base Salary through the Date of Termination and all compensation and benefits payable to the Executive under the terms of the Company's compensation and benefit plans, programs or arrangements as in effect immediately prior to the Date of Termination. If the Executive voluntarily terminates employment during the Employment Period other than for Good Reason, the Executive shall have no liability to the Company for breach of this Agreement and the Company shall pay the Accrued Obligations to the Executive in a lump sum in cash within 30 days of the Date of Termination and the Company shall have no further obligations under this Agreement, except as specified in Section 6 below; provided that if such voluntary termination by the Executive occurs after completion of six months of service, but not otherwise, Section 5(d) shall also continue to apply.

       (d) Certain Increase in Payments.

         (i) Notwithstanding any other provision of this Agreement, if any portion of any payment under this Agreement, or under any other agreement with or plan of the Company or its affiliates (in the aggregate "Total Payments"), would constitute an"excess parachute payment," Executive shall be paid an additional amount (the "Gross-Up Payment") such that the net amount retained by Executive after deduction of any excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), any interest charges or penalties in respect of the imposition of such excise tax (but not any federal, state or local income tax, or employment tax) on the Total Payments, any federal, state and local income tax, employment tax, and excise tax upon the payment provided for by this paragraph (i) of Section 5(d), shall be equal to the Total Payments. For purposes of determining the amount of the Gross-Up Payment, Executive shall be deemed to pay federal income tax and employment taxes at the highest marginal rate of federal income and employment taxation in the calendar year in which the Gross-Up Payment is to be made and state and local income taxes at the highest marginal rate of taxation in the state and locality of Executive's domicile for income tax purposes on the date the Gross-Up Payment is made, net of the maximum reduction in federal income taxes that may be obtained from the deduction of such state and local taxes.

         (ii) For purposes of this Agreement, the terms "excess parachute payment" and "parachute payments" shall have the meanings assigned to them in Section 280G of the Code and such "parachute payments" shall be valued as provided therein. Present value for purposes of this Agreement shall be calculated in accordance with Section 1274(b)(2) of the Code (or any successor provision). Within 20 business days following notice from either party to the other of the belief that there is a payment or benefit due the Executive which will result in an excess parachute payment as defined in Section 280G of the Code, the Executive and the Company, at the Company's expense, shall obtain the opinion (which need not be unqualified) of nationally recognized tax counsel ("National Tax Counsel") selected by the Company's independent auditors and reasonably acceptable to the Executive (which may be regular outside counsel to the Company), which opinion sets forth (i) the amount of the Base Period Income,
      (ii) the amount and present value of Total Payments and (iii) the amount and present value of any excess parachute payments. As used in this Agreement, the term "Base Period Income" means an amount equal to the Executive's "annualized includible compensation for the base period" as defined in Section 280G(d)(1) of the Code. For purposes of such opinion, the value of any noncash benefits or any deferred payment or benefit shall be determined by the Company's independent auditors in accordance with the principles of Section 280G(d)(3) and (4) of the Code (or any successor provisions), which determination shall be evidenced in a certificate of such auditors addressed to the Company and the Executive. The opinion of National Tax Counsel shall be addressed to the Company and the Executive and shall be binding upon the Company and the Executive. If such National Tax Counsel so requests in connection with the opinion required by this paragraph (ii) of Section 5(d), the Executive and the Company shall obtain the advice of a firm of recognized executive compensation consultants as to the reasonableness of any item of compensation to be received by the Executive solely with respect to its status under Section 280G of the Code and the regulations thereunder. Within 5 days after the National Tax Counsel's opinion is received by the Company and the Executive, the Company shall pay (or cause to be paid) or distribute (or cause to distribute) to or for the benefit of Executive such amounts as are then due to Executive under this Agreement.

         (iii) In the event that upon any audit by the Internal Revenue Service, or by a state or local taxing authority, of the Total Payments or Gross-Up Payment, a change is finally determined to be required in the amount of taxes paid by Executive, appropriate adjustments shall be made under this Agreement such that the net amount which is payable to the Executive after taking into account the provisions of Section 4999 of the Code shall reflect the intent of the parties as expressed in paragraph (i) above, in the manner determined by the National Tax Counsel.

         (iv) The Company agrees to bear all costs associated with, and to indemnify and hold harmless, the National Tax Counsel of and from any and all claims, damages, and expenses resulting from or relating to its determinations pursuant to paragraphs (ii) and (iii) above, except for claims, damages or expenses resulting from the gross negligence or willful misconduct of such firm.

     6. Non-Exclusivity of Rights. Nothing in this Agreement shall prevent or limit the Executive's continuing or future participation in any plan, program, policy or practice provided by the Company or any of its affiliated companies for which the Executive may qualify, nor, subject to
  Section 11(f), shall anything in this Agreement limit or otherwise affect such rights as the Executive may have under any contract or agreement with the Company or any of its affiliated companies. However, the Key Executive Employment and Severance Agreement between WICOR, Inc. and the Executive dated as of July 1, 1997 is expressly terminated as a result of the execution of this Agreement and the Executive hereby waives all rights thereunder. Vested benefits and other amounts that the Executive is otherwise entitled to receive under the Incentive Compensation, the SERP [including the SERP benefits described in Section 3(c)(1) and (3)], or any other plan, policy, practice or program of, or any contract or agreement with, the Company or any of its affiliated companies on or after the Date of Termination shall be payable in accordance with the terms of each such plan, policy, practice, program, contract or agreement, as the case may be, except as explicitly modified by this Agreement.

     7. Full Settlement. The Company's obligation to make the payments provided for in, and otherwise to perform its obligations under, this Agreement shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action that the Company may have against the Executive or others. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement and, except as specifically provided in Section 5(a), such amounts shall not be reduced, regardless of whether the Executive obtains other employment.

     8. Confidential Information. The Executive shall hold in a fiduciary capacity for the benefit of the Company all secret or confidential information, knowledge or data relating to the Company or any of its affiliated companies and their respective businesses that the Executive obtains during the Executive's employment by the Company or any of its affiliated companies and that is not public knowledge (other than as a result of the Executive's violation of this Section 8) ("Confidential Information"). The Executive shall not communicate, divulge or disseminate Confidential Information at any time during or after the Executive's employment with the Company, except with the prior written consent of the Company or as otherwise required by law or legal process. In no event shall any asserted violation of the provisions of this Section 8 constitute a basis for deferring or withholding any amounts otherwise payable to the Executive under this Agreement.

     9. Attorneys' Fees. The Company agrees to pay, as incurred, to the fullest extent permitted by law, all legal fees and expenses that the Executive may reasonably incur as a result of any contest (regardless of the outcome) by the Company, the Executive or others of the validity or enforceability of or liability under, or otherwise involving, any provision of this Agreement, together with interest on any delayed payment at the applicable federal rate provided for in Section 7872(f)(2)(A) of the Code.

     10. Successors.

       (a) This Agreement is personal to the Executive and, without the prior written consent of the Company, shall not be assignable by the Executive otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by the Executive's legal representatives.

       (b) This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns.

       (c) The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would have been required to perform it if no such succession had taken place. As used in this Agreement, "Company" shall mean both the Company as defined above and any such successor that assumes and agrees to perform this Agreement, by operation of law or otherwise.

     11. Miscellaneous.

       (a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Wisconsin, without reference to principles of conflict of laws. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect. This Agreement may not be amended or modified except by a written agreement executed by the parties hereto or their respective successors and legal representatives.

       (b) All notices and other communications under this Agreement shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

         If to the Executive:
                             --------------------------------------------------
                             --------------------------------------------------
                             --------------------------------------------------

         If to the Company:  Wisconsin Energy Corporation
                             Attn: Calvin H. Baker, Treasurer
                                 and Chief Financial Officer
                             P.O. Box 2949
                             231 West Michigan Street
                             Milwaukee, WI 53201
                             Fax No.: (414) 221-5068

         With a Copy to:     Quarles & Brady LLP
                             Attn: Patrick M. Ryan
                             411 East Wisconsin Avenue
                             Milwaukee, WI 53202
                             Fax No.: (414) 271-3552

    or to such other address as either party furnishes to the other in writing in accordance with this paragraph (b) of Section 11. Notices and communications shall be effective when actually received by the addressee.

       (c) The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. If any provision of this Agreement shall be held invalid or unenforceable in part, the remaining portion of such provision, together with all other provisions of this Agreement, shall remain valid and enforceable and continue in full force and effect to the fullest extent consistent with law.

       (d) Notwithstanding any other provision of this Agreement, the Company may withhold from amounts payable under this Agreement all federal, state, local and foreign taxes that are required to be withheld by applicable laws or regulations.

       (e) The Executive's or the Company's failure to insist upon strict compliance with any provisions of, or to assert, any right under, this Agreement (including, without limitation, the right of the Executive to terminate employment for Good Reason pursuant to paragraph (c) of
    Section 4 of this Agreement) shall not be deemed to be a waiver of such provision or right or of any other provision of or right under this Agreement.

       (f) The Executive and the Company acknowledge that this Agreement supersedes any other agreement between them concerning the subject matter hereof.

       (g) The rights and benefits of the Executive under this Agreement may not be anticipated, assigned, alienated or subject to attachment, garnishment, levy, execution or other legal or equitable process except as required by law. Any attempt by the Executive to anticipate, alienate, assign, sell, transfer, pledge, encumber or charge the same shall be void. Payments hereunder shall not be considered assets of the Executive in the event of insolvency or bankruptcy.

       (h) This Agreement may be executed in several counterparts, each of which shall be deemed an original, and said counterparts shall constitute but one and the same instrument.

   In Witness Whereof, the Executive has hereunto set the Executive's hand and, pursuant to the authorization of its Board, the Company has caused this Agreement to be executed in its name on its behalf, all as of the day and year first above written.

                                          Executive

                                          -------------------------------------
                                          George E. Wardeberg

                                          Wisconsin Energy Corporation

                                          By: _________________________________
                                                Richard A. Abdoo
                                                Chairman of the Board,
                                                President and Chief Executive
                                                Officer

                                   EXHIBIT 3

                         WISCONSIN ENERGY CORPORATION

                      SPECIAL EXECUTIVE SEVERANCE POLICY

Introduction

   Wisconsin Energy Corporation, a Wisconsin corporation ("Wisconsin Energy") has entered into an Agreement and Plan of Merger dated as of June 27, 1999 (the "Merger Agreement") among Wisconsin Energy, WICOR, Inc. and CEW Acquisition, Inc. whereby WICOR, Inc. will become a wholly-owned subsidiary of Wisconsin Energy (the "WICOR Transaction") and although no change of control of Wisconsin Energy will occur in connection with such acquisition, the inevitable adjustments that will occur following the acquisition may result in loss or distraction of employees of Wisconsin Energy and its subsidiaries to the detriment of Wisconsin Energy and its shareholders.

   Accordingly, the Board of Directors of Wisconsin Energy (the "Board") has determined that appropriate steps should be taken to assure Wisconsin Energy of the continued employment and attention and dedication to duty of its employees and to seek to ensure the availability of their continued service, notwithstanding the closing of the WICOR Transaction.

   Therefore, in order to fulfill the above purposes, the following plan has been developed and is hereby adopted.

                                   ARTICLE I

                             Establishment of Plan

   As of the Effective Time of Merger (as defined in the Merger Agreement), Wisconsin Energy hereby establishes a separation compensation plan known as the Wisconsin Energy Special Executive Severance Policy, as set forth in this document.

                                  ARTICLE II

                                  Definitions

   As used herein the following words and phrases shall have the following respective meanings unless the context clearly indicates otherwise.

     (a) Annual Compensation. The sum of a Participant's Annual Salary and Annual Incentive Award.

     (b) Annual Incentive Award. The highest annual cash incentive award earned by a Participant during any of the 3 years prior to a termination of employment entitling the Participant to a Separation Benefit.

     (c) Annual Salary. The Participant's regular annual base salary immediately prior to his or her termination of employment, including compensation converted to other benefits under a flexible pay arrangement maintained by the Corporation or deferred pursuant to a written plan or agreement with the Corporation, but excluding overtime pay, allowances, premium pay, compensation paid or payable under any Corporation long-term or short-term incentive plan or any similar payment.

     (d) Board. The Board of Directors of Wisconsin Energy.

     (e) Code. The Internal Revenue Code of 1986, as amended from time to time.

     (f) Committee. The Compensation Committee of the Board.

     (g) Corporation. Wisconsin Energy and any successor thereto.

     (h) Date of Termination. The date on which a Participant ceases to be an Employee.

     (i) Employee. Any full-time, regular-benefit, non-bargaining employee of an Employer. The term shall exclude all individuals employed as independent contractors, temporary employees, other benefit employees, non-benefit employees, leased employees, even if it is subsequently determined that such classification is incorrect.

     (j) Employer. The Corporation, WICOR, Inc. as of the Effective Time of Merger as defined in the Merger Agreement, or a Subsidiary which has adopted the Plan pursuant to Article V hereof.

     (k) Participant. An individual who is designated as such pursuant to
  Section 3.1.

     (l) Plan. The Wisconsin Energy Special Executive Severance Policy.

     (m) Separation Benefits. The benefits described in Section 4.3 that are provided to qualifying Participants under the Plan. Such benefits are also referred to as Tier 1 benefits.

     (n) Separation Period. The period beginning on a Participant's Date of Termination and ending on the third anniversary thereof.

     (o) Subsidiary. Any corporation in which the Corporation, directly or indirectly, holds a majority of the voting power of such corporation's outstanding shares of capital stock.

     (p) Target Annual Incentive. The Annual Incentive Award that the Participant would have earned for the year in which his or her Date of Termination occurs, if the target goals had been achieved.

     (q) WICOR Closing Date. The Effective Time of Merger as defined in the Merger Agreement.

                                  ARTICLE III

                                  Eligibility

   3.1 Participation. Each of the individuals named on Schedule 1 hereto shall be a Participant in the Plan. Schedule 1 may be amended by the Board from time to time to add individuals as Participants.

   3.2 Duration of Participation. A Participant shall only cease to be a Participant in the Plan as a result of an amendment or termination of the Plan complying with Article VII of the Plan, or when he ceases to be an Employee of any Employer, unless, at the time he ceases to be an Employee, such Participant is entitled to payment of Separation Benefits as provided in the Plan or there has been an event or occurrence described in Section 4.2(a) which would enable the Participant to terminate his employment and receive Separation Benefits. A Participant entitled to payment of a Separation Benefit or any other amounts under the Plan shall remain a Participant in the Plan until the full amount of the Separation Benefit and any other amounts payable under the Plan have been paid to the Participant.

                                   ARTICLE IV

                              Separation Benefits

   4.1 Right to Separation Benefit. A Participant shall be entitled to receive Separation Benefits in accordance with Section 4.3 if the Participant ceases to be an Employee for any reason specified in Section 4.2(a).

   4.2 Termination of Employment.

   (a) Terminations Which Give Rise to Separation Benefits Under This Plan. Except as set forth in Section 4.2(b), a Participant shall be entitled to Separation Benefits if at any time on or after the WICOR Closing Date and before the end of a 2-year period following the WICOR Closing Date:

     (i) the Participant ceases to be an Employee by action of the Employer or any of its affiliates (excluding any transfer to another Employer);

     (ii) the Participant's Annual Salary is reduced below the higher of (A) the amount in effect immediately before the WICOR Closing Date and (B) the highest amount in effect at any time thereafter, and the Participant ceases to be an Employee by his or her own action within 90 days after the occurrence of such reduction;

     (iii) the Participant's duties and responsibilities or the program of incentive compensation or retirement and welfare benefits offered to the Participant are diminished in comparison to the duties and responsibilities or the program of incentive compensation or retirement and welfare benefits enjoyed by the Participant immediately before the WICOR Closing Date, and the Participant ceases to be an Employee by his or her own action within 90 days after the occurrence after such reduction;

     (iv) the Participant is required to be based at a location more than 35 miles from the location where the Participant was based and performed services immediately before the WICOR Closing Date, and the Participant ceases to be an Employee by his or her own action within 90 days after such relocation;

     (v) an Employer or any affiliate of an Employer sells or otherwise distributes or disposes of the subsidiary, branch or other business unit in which the Participant was employed before such sale, distribution or disposition and the requirements of Section 4.2(b)(iii) are not met, and the Participant ceases to be an Employee by action of the Employer upon or within 90 days after such sale, distribution or disposition; or

     (vi) the Participant ceases to be an Employee by his or her own action within 6 months after completion of one year of service following the WICOR Closing Date.

   (b) Terminations Which Do Not Give Rise to Separation Benefits Under This Plan. If a Participant's employment is terminated for Cause, disability, death, or a qualified sale of business (as those terms are defined below), or voluntarily by the Participant (whether on account of retirement or otherwise) in the absence of an event described in Section 4.2(a)(ii), 4.2(a)(iii), 4.2(a)(iv) or 4.2(a)(vi), the Participant shall not be entitled to Separation Benefits under the Plan.

     (i) A termination for disability shall have occurred where a Participant is terminated because illness or injury has prevented him or her from performing his or her duties (as they existed immediately prior to the illness or injury) on a full time basis for 180 consecutive business days.

     (ii) A termination for Cause shall have occurred where a Participant is terminated because of:

       A. the willful and continued failure of the Participant to perform substantially the Participant's duties with the Corporation or one of its affiliates (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to the Participant by the Board or an elected officer of the Corporation which specifically identifies the manner in which the Board or the elected officer believes that the Participant has not substantially performed the Participant's duties, or

       B. the willful engaging by the Participant in illegal conduct or gross misconduct which is materially and demonstrably injurious to the Corporation.

     For purposes of this provision, no act or failure to act, on the part of the Participant, shall be considered "willful" unless it is done, or omitted to be done, by the Participant in bad faith or without reasonable belief that the Participant's action or omission was in the best interests of the Corporation. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or upon the advice of counsel for the Corporation, shall be conclusively presumed to be done, or omitted to be done, by the Participant in good faith and in the best interests of the Corporation.

     (iii) A termination due to a qualified sale of business shall have occurred where an Employer or an affiliate of an Employer has sold, distributed or otherwise disposed of the subsidiary, branch or other business unit in which the Participant was employed before such sale, distribution or disposition and the Participant has been offered employment with the purchaser of such subsidiary, branch or other business unit or the corporation or other entity which is the owner thereof on substantially the same terms and conditions under which he worked for the Employer (including, without limitation, base salary, duties and responsibilities, program of benefits and location where based). Such terms and conditions shall also include, without limitation, a legally binding agreement or plan covering such Participant, providing that upon a termination of employment with the subsidiary, branch or business unit (or the corporation or other entity which is the owner thereof) or any successor thereto of the kind described in Article VI of this Plan, at any time before the end of a 2-year period following the WICOR Closing Date, the Participant's employer or any successor will pay to each such former Participant an amount equal to the Separation Benefit and other benefits that such former Participant would have received under the Plan had he been a Participant at the time of such termination. For purposes of this subsection, the new employer plan or agreement must treat service with any Employer (irrespective of whether the Employer was an affiliate of the Corporation or the Employee was a Participant at the time of such service) and the new employer as continuous service for purposes of calculating Separation Benefits.

   4.3 Separation Benefits.

   (a) If a Participant's employment is terminated in circumstances entitling him to a separation benefit as provided in Section 4.2(a), the Participant's Employer shall pay such Participant, within 20 days of the Date of Termination, a cash lump sum as set forth in Section 4.3(b) and the continued benefits set forth as Section 4.3(c). For purposes of determining the benefits set forth in Sections 4.3(b) and 4.3(c), if the termination of the Participant's employment is based upon a reduction of the Participant's Annual Salary or benefits as described in Section 4.2(a)(ii) or 4.2(a)(iii), such reduction shall be ignored.

   (b) The cash lump sum referred to in Section 4.3(a) shall equal the aggregate of the following amounts:

     (i) the sum of (A) the Participant's Annual Salary through the Date of Termination to the extent not theretofore paid, (B) the product of (1) the Target Incentive and (2) a fraction, the numerator of which is the number of days in such year through the date of Termination, and the denominator of which is 365, and (C) any accrued vacation pay, in each case to the extent not theretofore paid and in full satisfaction of the rights of the Participant thereto;

     (ii) an amount equal to the product of (A) three, and (B) the sum of (1) the Participant's Annual Salary and (2) the higher of the Target Annual Incentive Award or the Annual Incentive Award; and

     (iii) an amount equal to the difference between (A) the actuarial equivalent of the benefit under the Corporation's qualified defined benefit retirement plan (the "Retirement Plan") and any excess or supplemental retirement plans in which the Participant participates (together, the "SERP") which the Participant would receive if his or her employment continued during the Separation Period, assuming that the Participant's compensation during the Separation Period would have been equal to his or her compensation as in effect immediately before the termination or, if higher, immediately before the WICOR Closing Date, and (B) the actuarial equivalent of the Participant's actual benefit (paid or payable), if any, under the Retirement Plan and the SERP as of the Date of Termination. The actuarial assumptions used for purposes of determining actuarial equivalence shall be no less favorable to the Participant than the most favorable of those in effect under the Retirement Plan and the SERP on the Date of Termination and the WICOR Closing Date, as the case may be.

   (c) The continued benefits referred to above shall be the provision to the Participant and his or her family during the Separation Period of medical, dental and life insurance benefits as if the Participant's employment had not been terminated; provided, however, that if the Participant becomes reemployed with another employer and is eligible to receive medical or other welfare benefits under another employer-provided plan, the medical and other welfare benefits described herein shall be secondary to those provided under such other plan during such applicable period of eligibility. For purposes of determining eligibility (but not the time of commencement of benefits) of the Participant for retiree medical, dental and life insurance benefits under the Corporation's plans, practices, programs and policies, the Participant shall be considered to have remained employed during the Separation Period and to have retired on the last day of such period.

   To the extent any benefits described in this Section 4.3(c) cannot be provided pursuant to the appropriate plan or program maintained for Employees, the Employer shall provide such benefits outside such plan or program at no additional cost (including without limitation tax cost) to the Participant.

   4.4 Other Benefits Payable. The cash lump sum and continuing benefits described in Section 4.3 above shall be payable in addition to, and not in lieu of, all other accrued or vested or earned but deferred compensation, rights, options or other benefits which may be owed to a Participant upon or following termination, including but not limited to accrued vacation or sick pay, amounts or benefits payable under any bonus or other compensation plans, stock option plan, stock ownership plan, stock purchase plan, restricted stock plan, life insurance plan, health plan, disability plan or similar or successor plan, but excluding any severance pay under any severance plan, practice or program or pay in lieu of notice required to be paid to such Participant under applicable law.

   4.5 Certain Reduction of Payments by the Corporation.

   Notwithstanding any other provision of this Plan, if any portion of the Separation Benefits or any other payment under any other agreement with or plan of the Corporation or the Employer (in the aggregate "Total Payments"), would constitute an "excess parachute payment," then the Total Payments to be made to the Participant shall be reduced such that the value of the aggregate Total Payments that the Participant is entitled to receive shall be One Dollar ($1) less than the maximum amount which the Participant may receive without becoming subject to the tax imposed by Section 4999 of the Internal Revenue Code (the "Code") (or any successor provision) or which the Corporation may pay without loss of deduction under Section 280G(a) of the Code (or any successor provision). For purposes of this Plan, the terms "excess parachute payment" and "parachute payments" shall have the meaning assigned to them in Section 280G of the Code (or any successor provision), and such "parachute payments" shall be valued as provided therein. Present value for purposes of this Agreement shall be calculated in accordance with Section 1274(b)(2) of the Code (or any successor provision). Within 60 days following delivery of a notice by the Corporation to the Participant of its belief that there is a payment or benefit due the Participant which will result in an excess parachute payment as defined in Section 280G of the Code (or any successor provision), the Participant and the Corporation, at the Corporation's expense, shall obtain the opinion (which need not be unqualified) of the Corporation's independent auditors which sets forth (A) the amount of the Base Period Income, (B) the amount and present value of Total Payments and (C) the amount and present value of any excess parachute payments without regard to the limitations of this Section 4.5. As used in this Section 4.5, "Base Period Income" means the Participant's "annualized includible compensation for the base period" as defined in Section 280G(d)(1) of the Code (or any successor provision). For purposes of such opinion, the value of any noncash benefits or any deferred payment or benefit shall be determined by the Corporation's independent auditors in accordance with the principles of Sections 280G(d)(3) and (4) of the Code (or any successor provisions), which determination shall be evidenced in a certificate of such auditors addressed to the Corporation and the Participant. Such opinion shall be dated as of the Participant's date of termination of employment and addressed to the Corporation and the Participant and shall be binding, absent manifest error, upon the Corporation and the Participant. If such opinion determines that there would be an excess parachute payment, the Separation Benefits hereunder or any other payment determined by such auditors to be includible in Total Payments shall be reduced or eliminated as specified by the Participant in writing delivered to the Corporation within 30 days of the Participant's receipt of such opinion or, if the Participant fails to so notify the Corporation, then as the Corporation shall reasonably determine, so that under the bases of calculations set forth in such opinion there will be no excess parachute payment. If such auditors so request in connection with the opinion required by this Section, the Participant and the Corporation shall obtain, at the Corporation's expense, and the auditors may rely on in providing the opinion, the advice of a firm of recognized executive compensation consultants as to the reasonableness of any item of compensation to be received by the Participant. Notwithstanding the foregoing, the calculations provided for herein shall be based upon the conclusive presumption that the following are reasonable: the compensation payments made under Section 4.3(b)(i) as well as any other compensation, earned prior to the date of the Participant's termination of employment pursuant to the Corporation's compensation programs if such payments would have been made in the future in any event, even though the timing of such payment is triggered by the Change of Control. If the provisions of Sections 280G and 4999 of the Code (or any successor provisions) are repealed without succession, then this Section 4.5 shall be of no further force or effect.

   The Participant shall notify the Corporation in writing of any claim by the Internal Revenue Service that, if successful, would subject the Participant to the tax imposed by Section 4999 of the Code. Such notification shall be given as soon as practicable, but no later than 10 business days after the Participant is informed in writing of such claim and shall apprise the Corporation of the nature of the claim and the date on which such claim is requested to be paid. The Participant shall not pay such claim prior to the expiration of the 30-day period following the date on which he gives notice to the Corporation (or such shorter period ending on the date that any payment of taxes with respect to the claim is due). If the Corporation notifies the Participant in writing prior to the expiration of such period that it desires to contest such claim, the Participant agrees to give the Corporation any information reasonably requested by the Corporation in writing relating to such claim, to take such action in connection with contesting such claim as the Corporation shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Corporation, to cooperate with the Corporation in good faith in order to effectively contest such claim, to permit the Corporation to control any proceedings relating to such claim and to permit the Corporation to pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority with respect to such claim. The Corporation shall bear and pay directly all costs and expenses, including additional interest and penalties, incurred in connection with such contest. Further, provided only that Corporation receives timely written notification from the Participant with respect to such claim, the Corporation will indemnify and hold the Participant harmless, on an after-tax basis, for any excise tax under Section 4999 of the Code (including interest and penalties thereon), such that the net amount retained by the Participant after the deduction of any such excise tax and any interest or penalties thereon (but not any federal, state or local income tax) would be the same as if such excise tax had never applied.

   4.6 Payment Obligations Absolute; Offset for WICOR Agreements and for Wisconsin Energy Senior Executive Severance Policy. Subject to Section 4.5 and except for the WICOR Agreements offset and offset for the Wisconsin Energy Senior Executive Severance Policy described below, the obligations of the Corporation and the Employers to pay the separation benefits described in
Section 4.3 shall be absolute and unconditional and shall not be affected by any circumstances, including, without limitation, any set-off, counterclaim, recoupment, defense or other right which the Corporation or any of its Subsidiaries may have against any Participant. In no event shall a Participant be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to a Participant under any of the provisions of this Plan, nor shall the amount of any payment hereunder be reduced by any compensation earned by a Participant as a result of employment by another employer, except as specifically provided in Section 4.3(c). The parties acknowledge that pursuant to the Merger Agreement the Corporation (or a Subsidiary) has expressly assumed all of the obligations of WICOR under certain Key Executive Employment and Severance Agreements between WICOR and certain Participants dated in 1997 (the "WICOR Agreements"). The WICOR Agreements provide for the payment of certain cash compensation (the "WICOR Cash Amounts") and provision of certain benefits (the "WICOR Benefits") to the Participants covered by a WICOR Agreement under certain circumstances. Should the Corporation (or a Subsidiary) become obligated to make any WICOR Cash Amounts or WICOR Benefits, such items shall be offset against any cash payments or benefits otherwise due to such Participant under the terms of this Plan in the manner provided herein. The WICOR Cash Amounts shall be offset dollar-for-dollar against any cash payments otherwise due under this Plan. The Corporation's obligation to such Participant with respect to the SERP referenced in Section 4.3(b)(iii) of this Plan shall be subject to an actuarial equivalent offset for the value of the additional pension benefit provided for in Section 8(b)(i) of the WICOR Agreement. Unless such Participant elects within 10 days after the Date of Termination to commence pension benefits immediately, the offset will be calculated for any such Participant who is younger than age 63 on the Date of Termination as if such additional pension benefits were earned over the 2-year period following such Participant's Date of Termination and became payable at the end of such period and calculated for any such Participant who is age 63 or older on the Date of Termination as if such additional pension benefits were earned up until such Participant's 65th birthday and became payable then. Actuarial equivalency for this purpose shall be determined using the interest rate and mortality table referenced in Article VIII of the SERP. The Corporation's obligation to such Participants under
Section 4.3(c) hereof with respect to life insurance and medical and dental benefits shall be eliminated entirely if the Corporation (or a Subsidiary) becomes obligated under Section 8(b)(ii) of the WICOR Agreement to provide welfare benefits of the same type to such Participant and his or her family, for the period of time that such welfare benefits are provided under the WICOR Agreement. However, if at the end of such period of time, the Separation Period for welfare benefits of the same type under Section 4.3(c) would not have expired, then the Corporation shall extend the life insurance, medical and dental benefits under the terms of Section 4.3(c) hereof for the remaining balance of the Separation Period. If the Corporation (or a Subsidiary) becomes obligated to and provides outplacement services to any such Participant under
Section 8(b)(iii) of the WICOR Agreement, the cost to the Corporation (and any Subsidiary) of such services shall be a dollar-for-dollar offset against any cash payments otherwise due to such Participant under this Plan. If any Participant in this Plan is also a participant under the Wisconsin Energy Senior Executive Severance Policy adopted by Wisconsin Energy in 1995 (the "SESP") and become entitled to any cash or benefits under the terms of the SESP, the same shall be offset against any cash or benefits otherwise due to such Participant under the terms of this Plan.

                                   ARTICLE V

                            Participating Employers

   This Plan may be adopted by any Subsidiary of the Corporation. Upon such adoption, the Subsidiary shall become an Employer hereunder and the provisions of the Plan shall be fully applicable to the Employees of that Subsidiary who are Participants pursuant to Section 3.1.

                                   ARTICLE VI

                            Successor to Corporation

   This Plan shall bind any successor of the Corporation, its assets or its businesses (whether direct or indirect, by purchase, merger, consolidation or otherwise) in the same manner and to the same extent that the Corporation would be obligated under this Plan if no succession had taken place.

   In the case of any transaction in which a successor would not by the foregoing provision or by operation of law be bound by this Plan, the Corporation shall require such successor expressly and unconditionally to assume and agree to perform the Corporation's obligations under this Plan, in the same manner and to the same extent that the Corporation would be required to perform if no such succession had taken place. The term "Corporation," as used in this Plan, shall mean the Corporation as hereinbefore defined and any successor or assignee to the business or assets which by reason hereof becomes bound by this Plan.

                                  ARTICLE VII

                      Duration, Amendment and Termination

   7.1 Duration. This Plan shall be deemed established, without the need for any further act by the Board, on the Effective Time of Merger and it shall continue for a period of 2 years after the WICOR Closing Date, on which date it will expire, unless extended for an additional period or periods by resolution adopted by the Board.

   However, once the WICOR Closing Date has occurred, then notwithstanding any other provision of the Plan, the Plan shall continue in full force and effect and shall not terminate or expire until after all Participants who become entitled to any payments hereunder shall have received such payments in full and all adjustments required to be made pursuant to Sections 4.5 and 4.6 have been made.

   If the Effective Time of Merger has not occurred on or prior to January 1, 2001, then this Plan will become void and of no force and effect.

   7.2 Amendment. Except as provided in Section 7.1, the Plan shall not be subject to amendment, change, substitution, deletion, revocation or termination in any respect which adversely affects the rights of Participants.

   7.3 Form of Amendment. The form of any amendment of the Plan shall be a written instrument signed by a duly authorized officer or officers of the Corporation, certifying that the amendment has been approved by the Board.

                                  ARTICLE VIII

                                 Miscellaneous

   8.1 Indemnification. If a Participant institutes any legal action in seeking to obtain or enforce or is required to defend in any legal action the validity or enforceability of, any right or benefit provided by this Plan, the Corporation or the Employer will pay for all actual reasonable legal fees and expenses incurred (as incurred) by such Participant, regardless of the outcome of such action.

   8.2 Employment Status. This Plan does not constitute a contract of employment or impose on the Participant or the Participant's Employer any obligation to retain the Participant as an Employee, to change the status of the Participant's employment, or to change the Corporation's policies or those of its Subsidiaries regarding termination of employment.

   8.3 Claim Procedure. If an Employee or former Employee makes a written request alleging a right to receive benefits under this Plan or alleging a right to receive an adjustment in benefits being paid under the Plan, the Corporation shall treat it as a claim for benefit. All claims for benefit under the Plan shall be sent to the Human Resources Department of the Corporation and must be received within 90 days after termination of employment. If the Corporation determines that any individual who has claimed a right to receive benefits, or different benefits, under the Plan is not entitled to receive all or any part of the benefits claimed, it will inform the claimant in writing of its determination and the reasons therefor in terms calculated to be understood by the claimant. The notice will be sent within 90 days of the claim unless the Corporation determines additional time, not exceeding 90 days, is needed. The notice shall make specific reference to the pertinent Plan provisions on which the denial is based, and describe any additional material or information that is necessary. Such notice shall, in addition, inform the claimant what procedure the claimant should follow to take advantage of the review procedures set forth below in the event the claimant desires to contest the denial of the claim. The claimant may within 90 days thereafter submit in writing to the Corporation a notice that the claimant contests the denial of his or her claim by the Corporation and desires a further review. The Corporation shall within 60 days thereafter review the claim and authorize the claimant to appear personally and review pertinent documents and submit issues and comments relating to the claim to the persons responsible for making the determination on behalf of the Corporation. The Corporation will render its final decision with specific reasons therefor in writing and will transmit it to the claimant within 60 days of the written request for review, unless the Corporation determines additional time, not exceeding 60 days, is needed, and so notifies the Participant. If the Corporation fails to respond to a claim filed in accordance with the foregoing within 60 days or any such extended period, the Corporation shall be deemed to have denied the claim.

   8.4 Validity and Severability. The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision of the Plan, which shall remain in full force and effect, and any prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

   8.5 Governing Law. The validity, interpretation, construction and performance of the Plan shall in all respects be governed by the laws of Wisconsin, without reference to principles of conflict of law, except to the extent preempted by federal law.

                                   SCHEDULE 1

                  Participants Eligible for Tier 1 Separation
                    Benefits if the Conditions Specified in
                         Section 4.2(a) are Satisfied:

                                   EXHIBIT 4

                         WISCONSIN ENERGY CORPORATION

                          EXECUTIVE SEVERANCE POLICY

Introduction

   Wisconsin Energy Corporation, a Wisconsin corporation ("Wisconsin Energy") has entered into an Agreement and Plan of Merger dated as of June 27, 1999 (the "Merger Agreement") among Wisconsin Energy, WICOR, Inc. and CEW Acquisition, Inc. whereby WICOR, Inc. ("WICOR") will become a wholly-owned subsidiary of Wisconsin Energy (the "WICOR Transaction") and although no change of control of Wisconsin Energy will occur in connection with such acquisition, the inevitable adjustments that will occur following the acquisition may result in loss or distraction of employees of Wisconsin Energy and its subsidiaries to the detriment of Wisconsin Energy and its shareholders.

   Accordingly, the Board of Directors of Wisconsin Energy (the "Board") has determined that appropriate steps should be taken to assure Wisconsin Energy of the continued employment and attention and dedication to duty of its employees and to seek to ensure the availability of their continued service, notwithstanding the closing of the WICOR Transaction.

   Therefore, in order to fulfill the above purposes, the following plan has been developed and is hereby adopted.

                                   ARTICLE I

                             Establishment of Plan

   As of the Effective Time of Merger (as defined in the Merger Agreement), Wisconsin Energy hereby establishes a separation compensation plan known as the Wisconsin Energy Executive Severance Policy, as set forth in this document.

                                  ARTICLE II

                                  Definitions

   As used herein the following words and phrases shall have the following respective meanings unless the context clearly indicates otherwise.

     (a) Annual Compensation. The sum of a Participant's Annual Salary and Annual Incentive Award.

     (b) Annual Incentive Award. The highest annual cash incentive award earned by a Participant during any of the 3 years prior to a termination of employment entitling the Participant to a Separation Benefit.

     (c) Annual Salary. The Participant's regular annual base salary immediately prior to his or her termination of employment, including compensation converted to other benefits under a flexible pay arrangement maintained by the Corporation or deferred pursuant to a written plan or agreement with the Corporation, but excluding overtime pay, allowances, premium pay, compensation paid or payable under any Corporation long-term or short-term incentive plan or any similar payment.

     (d) Board. The Board of Directors of Wisconsin Energy.

     (e) Code. The Internal Revenue Code of 1986, as amended from time to time.

     (f) Committee. The Compensation Committee of the Board.

     (g) Corporation. Wisconsin Energy and any successor thereto.

     (h) Date of Termination. The date on which a Participant ceases to be an Employee.

     (i) Employee. Any full-time, regular-benefit, non-bargaining employee of an Employer. The term shall exclude all individuals employed as independent contractors, temporary employees, other benefit employees, non-benefit employees, leased employees, even if it is subsequently determined that such classification is incorrect.

     (j) Employer. The Corporation, WICOR, Inc. as of the Effective Time of Merger as defined in the Merger Agreement, or a Subsidiary which has adopted the Plan pursuant to Article V hereof.

     (k) Participant. An individual who is designated as such pursuant to
  Section 3.1.

     (l) Plan. The Wisconsin Energy Executive Severance Policy.

     (m) Separation Benefits. The benefits described in Section 4.3 that are provided to qualifying Participants under the Plan.

     (n) Separation Period. The period beginning on a Participant's Date of Termination and ending on the third anniversary thereof for a Participant designated on Schedule 1 as eligible for a Tier 2 Separation Benefit, ending on the second anniversary thereof for a Participant designated as eligible for a Tier 3 Separation Benefit, and ending on the first anniversary thereof for a Participant designated as eligible for a Tier 4 Separation Benefit.

     (o) Subsidiary. Any corporation in which the Corporation, directly or indirectly, holds a majority of the voting power of such corporation's outstanding shares of capital stock.

     (p) Target Annual Incentive. The Annual Incentive Award that the Participant would have earned for the year in which his or her Date of Termination occurs, if the target goals had been achieved.

     (q) WICOR Closing Date. The Effective Time of Merger as defined in the Merger Agreement.

                                  ARTICLE III

                                  Eligibility

   3.1 Participation. Each of the individuals named on Schedule 1 hereto shall be a Participant in the Plan. Schedule 1 may be amended by the Board from time to time to add individuals as Participants. All Participants will also be designated on Schedule 1 as eligible for either a Tier 2, Tier 3 or Tier 4 Separation Benefit under the provisions of section 4.3(b)(ii) hereof.

   3.2 Duration of Participation. A Participant shall only cease to be a Participant in the Plan as a result of an amendment or termination of the Plan complying with Article VII of the Plan, or when he ceases to be an Employee of any Employer, unless, at the time he ceases to be an Employee, such Participant is entitled to payment of Separation Benefits as provided in the Plan or there has been an event or occurrence described in Section 4.2(a) which would enable the Participant to terminate his employment and receive Separation Benefits. A Participant entitled to payment of a Separation Benefit or any other amounts under the Plan shall remain a Participant in the Plan until the full amount of the Separation Benefit and any other amounts payable under the Plan have been paid to the Participant.

                                   ARTICLE IV

                              Separation Benefits

   4.1 Right to Separation Benefit. A Participant shall be entitled to receive Separation Benefits in accordance with Section 4.3 if the Participant ceases to be an Employee for any reason specified in Section 4.2(a).

   4.2 Termination of Employment.

   (a) Terminations Which Give Rise to Separation Benefits Under This Plan. Except as set forth in Section 4.2(b), a Participant shall be entitled to Separation Benefits if at any time on or after the WICOR Closing Date and before the end of a 2-year period following the WICOR Closing Date:

     (i) the Participant ceases to be an Employee by action of the Employer or any of its affiliates (excluding any transfer to another Employer);

     (ii) the Participant's Annual Salary is reduced below the higher of (A) the amount in effect immediately before the WICOR Closing Date and (B) the highest amount in effect at any time thereafter, and the Participant ceases to be an Employee by his or her own action within 90 days after the occurrence of such reduction;

     (iii) the Participant's duties and responsibilities or the program of incentive compensation or retirement and welfare benefits offered to the Participant are diminished in comparison to the duties and responsibilities or the program of incentive compensation or retirement and welfare benefits enjoyed by the Participant immediately before the WICOR Closing Date, and the Participant ceases to be an Employee by his or her own action within 90 days after the occurrence after such reduction;

     (iv) the Participant is required to be based at a location more than 35 miles from the location where the Participant was based and performed services immediately before the WICOR Closing Date, and the Participant ceases to be an Employee by his or her own action within 90 days after such relocation; or

     (v) an Employer or any affiliate of an Employer sells or otherwise distributes or disposes of the subsidiary, branch or other business unit in which the Participant was employed before such sale, distribution or disposition and the requirements of Section 4.2(b)(iii) are not met, and the Participant ceases to be an Employee by action of the Employer upon or within 90 days after such sale, distribution or disposition.

   (b) Terminations Which Do Not Give Rise to Separation Benefits Under This Plan. If a Participant's employment is terminated for Cause, disability, death, or a qualified sale of business (as those terms are defined below), or voluntarily by the Participant (whether on account of retirement or otherwise) in the absence of an event described in Section 4.2 (a)(ii), 4.2(a)(iii) or 4.2(a)(iv), the Participant shall not be entitled to Separation Benefits under the Plan.

     (i) A termination for disability shall have occurred where a Participant is terminated because illness or injury has prevented him or her from performing his or her duties (as they existed immediately prior to the illness or injury) on a full time basis for 180 consecutive business days.

     (ii) A termination for Cause shall have occurred where a Participant is terminated because of:

       A. the willful and continued failure of the Participant to perform substantially the Participant's duties with the Corporation or one of its affiliates (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to the Participant by the Board or an elected officer of the Corporation which specifically identifies the manner in which the Board or the elected officer believes that the Participant has not substantially performed the Participant's duties, or

       B. the willful engaging by the Participant in illegal conduct or gross misconduct which is materially and demonstrably injurious to the Corporation.

     For purposes of this provision, no act or failure to act, on the part of the Participant, shall be considered "willful" unless it is done, or omitted to be done, by the Participant in bad faith or without reasonable belief that the Participant's action or omission was in the best interests of the Corporation. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or upon the advice of counsel for the Corporation, shall be conclusively presumed to be done, or omitted to be done, by the Participant in good faith and in the best interests of the Corporation.

     (iii) A termination due to a qualified sale of business shall have occurred where an Employer or an affiliate of an Employer has sold, distributed or otherwise disposed of the subsidiary, branch or other business unit in which the Participant was employed before such sale, distribution or disposition and the Participant has been offered employment with the purchaser of such subsidiary, branch or other business unit or the corporation or other entity which is the owner thereof on substantially the same terms and conditions under which he worked for the Employer (including, without limitation, base salary, duties and responsibilities, program of benefits and location where based). Such terms and conditions shall also include, without limitation, a legally binding agreement or plan covering such Participant, providing that upon a termination of employment with the subsidiary, branch or business unit (or the corporation or other entity which is the owner thereof) or any successor thereto of the kind described in Article VI of this Plan, at any time before the end of a 2-year period following the WICOR Closing Date, the Participant's employer or any successor will pay to each such former Participant an amount equal to the Separation Benefit and other benefits that such former Participant would have received under the Plan had he been a Participant at the time of such termination. For purposes of this subsection, the new employer plan or agreement must treat service with any Employer (irrespective of whether the Employer was an affiliate of the Corporation or the Employee was a Participant at the time of such service) and the new employer as continuous service for purposes of calculating Separation Benefits.

   4.3 Separation Benefits.

   (a) If a Participant's employment is terminated in circumstances entitling him to a separation benefit as provided in Section 4.2(a), the Participant's Employer shall pay such Participant, within 20 days of the Date of Termination, a cash lump sum as set forth in Section 4.3(b) and the continued benefits set forth as Section 4.3(c). For purposes of determining the benefits set forth in Sections 4.3(b) and 4.3(c), if the termination of the Participant's employment is based upon a reduction of the Participant's Annual Salary or benefits as described in Section 4.2(a)(ii) or 4.2(a)(iii), such reduction shall be ignored.

   (b) The cash lump sum referred to in Section 4.3(a) shall equal the aggregate of the following amounts:

     (i) the sum of (A) the Participant's Annual Salary through the Date of Termination to the extent not theretofore paid, (B) the product of (1) the Target Incentive and (2) a fraction, the numerator of which is the number of days in such year through the date of Termination, and the denominator of which is 365, and (C) any accrued vacation pay, in each case to the extent not theretofore paid and in full satisfaction of the rights of the Participant thereto;

     (ii) an amount equal to the product of (A) the number specified below for the Tier level applicable to the Participant as set forth on Schedule 1, and (B) the sum of (1) the Participant's Annual Salary and (2) the higher of the Target Annual Incentive Award or the Annual Incentive Award:

        Tier Level                                      Multiplier for (1) Above
        ----------                                      ------------------------
        Tier 2.........................................             3
        Tier 3.........................................             2
        Tier 4.........................................             1

     (iii) an amount equal to the difference between (A) the actuarial equivalent of the benefit under the Corporation's qualified defined benefit retirement plan (the "Retirement Plan") and any excess or supplemental retirement plans in which the Participant participates (together, the "SERP") which the Participant would receive if his or her employment continued during the Separation Period, assuming that the Participant's compensation during the Separation Period would have been equal to his or her compensation as in effect immediately before the termination or, if higher, immediately before the WICOR Closing Date, and (B) the actuarial equivalent of the Participant's actual benefit (paid or payable), if any, under the Retirement Plan and the SERP as of the Date of Termination. The actuarial assumptions used for purposes of determining actuarial equivalence shall be no less favorable to the Participant than the most favorable of those in effect under the Retirement Plan and the SERP on the Date of Termination and the WICOR Closing Date, as the case may be.

   (c) The continued benefits referred to above shall be the provision to the Participant and his or her family during the Separation Period of medical, dental and life insurance benefits as if the Participant's employment had not been terminated; provided, however, that if the Participant becomes reemployed with another employer and is eligible to receive medical or other welfare benefits under another employer-provided plan, the medical and other welfare benefits described herein shall be secondary to those provided under such other plan during such applicable period of eligibility. For purposes of determining eligibility (but not the time of commencement of benefits) of the Participant for retiree medical, dental and life insurance benefits under the Corporation's plans, practices, programs and policies, the Participant shall be considered to have remained employed during the Separation Period and to have retired on the last day of such period.

   To the extent any benefits described in this Section 4.3(c) cannot be provided pursuant to the appropriate plan or program maintained for Employees, the Employer shall provide such benefits outside such plan or program at no additional cost (including without limitation tax cost) to the Participant.

   4.4 Other Benefits Payable. The cash lump sum and continuing benefits described in Section 4.3 above shall be payable in addition to, and not in lieu of, all other accrued or vested or earned but deferred compensation, rights, options or other benefits which may be owed to a Participant upon or following termination, including but not limited to accrued vacation or sick pay, amounts or benefits payable under any bonus or other compensation plans, stock option plan, stock ownership plan, stock purchase plan, restricted stock plan, life insurance plan, health plan, disability plan or similar or successor plan, but excluding any severance pay under any severance plan, practice or program or pay in lieu of notice required to be paid to such Participant under applicable law.

   4.5 Certain Reduction of Payments by the Corporation.

   Notwithstanding any other provision of this Plan, if any portion of the Separation Benefits or any other payment under any other agreement with or plan of the Corporation or the Employer (in the aggregate "Total Payments"), would constitute an "excess parachute payment," then the Total Payments to be made to the Participant shall be reduced such that the value of the aggregate Total Payments that the Participant is entitled to receive shall be One Dollar ($1) less than the maximum amount which the Participant may receive without becoming subject to the tax imposed by Section 4999 of the Internal Revenue Code (the "Code") (or any successor provision) or which the Corporation may pay without loss of deduction under Section 280G(a) of the Code (or any successor provision). For purposes of this Plan, the terms "excess parachute payment" and "parachute payments" shall have the meaning assigned to them in Section 280G of the Code (or any successor provision), and such "parachute payments" shall be valued as provided therein. Present value for purposes of this Agreement shall be calculated in accordance with Section 1274(b)(2) of the Code (or any successor provision). Within 60 days following delivery of a notice by the Corporation to the Participant of its belief that there is a payment or benefit due the Participant which will result in an excess parachute payment as defined in Section 280G of the Code (or any successor provision), the Participant and the Corporation, at the Corporation's expense, shall obtain the opinion (which need not be unqualified) of the Corporation's independent auditors which sets forth (A) the amount of the Base Period Income, (B) the amount and present value of Total Payments and (C) the amount and present value of any excess parachute payments without regard to the limitations of this Section 4.5. As used in this Section 4.5, "Base Period Income" means the Participant's "annualized includible compensation for the base period" as defined in Section 280G(d)(1) of the Code (or any successor provision). For purposes of such opinion, the value of any noncash benefits or any deferred payment or benefit shall be determined by the Corporation's independent auditors in accordance with the principles of Sections 280G(d)(3) and (4) of the Code (or any successor provisions), which determination shall be evidenced in a certificate of such auditors addressed to the Corporation and the Participant. Such opinion shall be dated as of the Participant's date of termination of employment and addressed to the Corporation and the Participant and shall be binding, absent manifest error, upon the Corporation and the Participant. If such opinion determines that there would be an excess parachute payment, the Separation Benefits hereunder or any other payment determined by such auditors to be includible in Total Payments shall be reduced or eliminated as specified by the Participant in writing delivered to the Corporation within 30 days of the Participant's receipt of such opinion or, if the Participant fails to so notify the Corporation, then as the Corporation shall reasonably determine, so that under the bases of calculations set forth in such opinion there will be no excess parachute payment. If such auditors so request in connection with the opinion required by this Section, the Participant and the Corporation shall obtain, at the Corporation's expense, and the auditors may rely on in providing the opinion, the advice of a firm of recognized executive compensation consultants as to the reasonableness of any item of compensation to be received by the Participant. Notwithstanding the foregoing, the calculations provided for herein shall be based upon the conclusive presumption that the following are reasonable: the compensation payments made under Section 4.3(b)(i) as well as any other compensation, earned prior to the date of the Participant's termination of employment pursuant to the Corporation's compensation programs if such payments would have been made in the future in any event, even though the timing of such payment is triggered by the Change of Control. If the provisions of Sections 280G and 4999 of the Code (or any successor provisions) are repealed without succession, then this
Section 4.5 shall be of no further force or effect.

   The Participant shall notify the Corporation in writing of any claim by the Internal Revenue Service that, if successful, would subject the Participant to the tax imposed by Section 4999 of the Code. Such notification shall be given as soon as practicable, but no later than 10 business days after the Participant is informed in writing of such claim and shall apprise the Corporation of the nature of the claim and the date on which such claim is requested to be paid. The Participant shall not pay such claim prior to the expiration of the 30-day period following the date on which he gives notice to the Corporation (or such shorter period ending on the date that any payment of taxes with respect to the claim is due). If the Corporation notifies the Participant in writing prior to the expiration of such period that it desires to contest such claim, the Participant agrees to give the Corporation any information reasonably requested by the Corporation in writing relating to such claim, to take such action in connection with contesting such claim as the Corporation shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Corporation, to cooperate with the Corporation in good faith in order to effectively contest such claim, to permit the Corporation to control any proceedings relating to such claim and to permit the Corporation to pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority with respect to such claim. The Corporation shall bear and pay directly all costs and expenses, including additional interest and penalties) incurred in connection with such contest. Further, provided only that Corporation receives timely written notification from the Participant with respect to such claim, the Corporation will indemnify and hold the Participant harmless, on an after-tax basis, for any excise tax under Section 4999 of the Code (including interest and penalties thereon), such that the net amount retained by the Participant after the deduction of any such excise tax and any interest or penalties thereon (but not any federal, state or local income tax) would be the same as if such excise tax had never applied.

   4.6 Payment Obligations Absolute; Offset for Wisconsin Energy Senior Executive Severance Policy. Subject to Section 4.5 and except for the Wisconsin Energy Senior Executive Severance Policy offset described below, the obligations of the Corporation and the Employers to pay the separation benefits described in Section 4.3 shall be absolute and unconditional and shall not be affected by any circumstances, including, without limitation, any set-off, counterclaim, recoupment, defense or other right which the Corporation or any of its Subsidiaries may have against any Participant. In no event shall a Participant be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to a Participant under any of the provisions of this Plan, nor shall the amount of any payment hereunder be reduced by any compensation earned by a Participant as a result of employment by another employer, except as specifically provided in Section 4.3(c). If any of the Participants in this Plan are also participants under the Wisconsin Energy Senior Executive Severance Policy adopted by Wisconsin Energy in 1995 (the "SESP") and become entitled to any cash or benefits under the terms of the SESP, the same shall be offset against any cash or benefits otherwise due to such Participants under the terms of this Agreement.

                                   ARTICLE V

                            Participating Employers

   This Plan may be adopted by any Subsidiary of the Corporation. Upon such adoption, the Subsidiary shall become an Employer hereunder and the provisions of the Plan shall be fully applicable to the Employees of that Subsidiary who are Participants pursuant to Section 3.1.

                                   ARTICLE VI

                            Successor to Corporation

   This Plan shall bind any successor of the Corporation, its assets or its businesses (whether direct or indirect, by purchase, merger, consolidation or otherwise) in the same manner and to the same extent that the Corporation would be obligated under this Plan if no succession had taken place.

   In the case of any transaction in which a successor would not by the foregoing provision or by operation of law be bound by this Plan, the Corporation shall require such successor expressly and unconditionally to assume and agree to perform the Corporation's obligations under this Plan, in the same manner and to the same extent that the Corporation would be required to perform if no such succession had taken place. The term "Corporation," as used in this Plan, shall mean the Corporation as hereinbefore defined and any successor or assignee to the business or assets which by reason hereof becomes bound by this Plan.

                                  ARTICLE VII

                      Duration, Amendment and Termination

   7.1 Duration. This Plan shall be deemed established, without the need for any further act by the Board, on the Effective Time of Merger and it shall continue for a period of 2 years after the WICOR Closing Date, on which date it will expire, unless extended for an additional period or periods by resolution adopted by the Board.

   However, once the WICOR Closing Date has occurred, then notwithstanding any other provision of the Plan, the Plan shall continue in full force and effect and shall not terminate or expire until after all Participants who become entitled to any payments hereunder shall have received such payments in full and all adjustments required to be made pursuant to Sections 4.5 and 4.6 have been made.

   If the Effective Time of Merger has not occurred on or prior to January 1, 2001, then this Plan will become void and of no force and effect.

   7.2 Amendment. Except as provided in Section 7.1, the Plan shall not be subject to amendment, change, substitution, deletion, revocation or termination in any respect which adversely affects the rights of Participants.

   7.3 Form of Amendment. The form of any amendment of the Plan shall be a written instrument signed by a duly authorized officer or officers of the Corporation, certifying that the amendment has been approved by the Board.

                                  ARTICLE VIII

                                 Miscellaneous

   8.1 Indemnification. If a Participant institutes any legal action in seeking to obtain or enforce or is required to defend in any legal action the validity or enforceability of, any right or benefit provided by this Plan, the Corporation or the Employer will pay for all actual reasonable legal fees and expenses incurred (as incurred) by such Participant, regardless of the outcome of such action.

   8.2 Employment Status. This Plan does not constitute a contract of employment or impose on the Participant or the Participant's Employer any obligation to retain the Participant as an Employee, to change the status of the Participant's employment, or to change the Corporation's policies or those of its Subsidiaries regarding termination of employment.

   8.3 Claim Procedure. If an Employee or former Employee makes a written request alleging a right to receive benefits under this Plan or alleging a right to receive an adjustment in benefits being paid under the Plan, the Corporation shall treat it as a claim for benefit. All claims for benefit under the Plan shall be sent to the Human Resources Department of the Corporation and must be received within 90 days after termination of employment. If the Corporation determines that any individual who has claimed a right to receive benefits, or different benefits, under the Plan is not entitled to receive all or any part of the benefits claimed, it will inform the claimant in writing of its determination and the reasons therefor in terms calculated to be understood by the claimant. The notice will be sent within 90 days of the claim unless the Corporation determines additional time, not exceeding 90 days, is needed. The notice shall make specific reference to the pertinent Plan provisions on which the denial is based, and describe any additional material or information that is necessary. Such notice shall, in addition, inform the claimant what procedure the claimant should follow to take advantage of the review procedures set forth below in the event the claimant desires to contest the denial of the claim. The claimant may within 90 days thereafter submit in writing to the Corporation a notice that the claimant contests the denial of his or her claim by the Corporation and desires a further review. The Corporation shall within 60 days thereafter review the claim and authorize the claimant to appear personally and review pertinent documents and submit issues and comments relating to the claim to the persons responsible for making the determination on behalf of the Corporation. The Corporation will render its final decision with specific reasons therefor in writing and will transmit it to the claimant within 60 days of the written request for review, unless the Corporation determines additional time, not exceeding 60 days, is needed, and so notifies the Participant. If the Corporation fails to respond to a claim filed in accordance with the foregoing within 60 days or any such extended period, the Corporation shall be deemed to have denied the claim.

   8.4 Validity and Severability. The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision of the Plan, which shall remain in full force and effect, and any prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

   8.5 Governing Law. The validity, interpretation, construction and performance of the Plan shall in all respects be governed by the laws of Wisconsin, without reference to principles of conflict of law, except to the extent preempted by federal law.

                                   SCHEDULE 1

                      Participants Eligible for Separation
                    Benefits if the Conditions Specified in
                  Section 4.2(a) are Satisfied and Tier Level
                     Applicable for Each Such Participant:

                                                                      APPENDIX B

  [logo of chase] wis14pc

                                                              September 10, 1999

Board of Directors
Wisconsin Energy Corporation
231 West Michigan Street
Milwaukee, WI 53201

Members of the Board:

   You have informed us that Wisconsin Energy Corporation (the "Parent"), CEW Acquisition, Inc., ("Merger Sub") and WICOR, Inc. (the "Subject Company") have entered into an Agreement and Plan of Merger, dated as of June 27, 1999, as amended as of September 9, 1999 (the "Merger Agreement"), which provides, among other things, for (a) the merger of Merger Sub with and into the Subject Company if the Stock Percentage is zero (0) or (b) for the merger of the Subject Company with and into Merger Sub if the Stock Percentage is any percentage other than zero (0) (in either case, the "Merger"). The "Stock Percentage" means that percentage between and including 40% and 60% selected by the Parent pursuant to the Merger Agreement; provided that if the Average Parent Price (as defined below) is less than $22.00, then the Parent may select zero (0) as the Stock Percentage. As set forth more fully in the Merger Agreement, as a result of the Merger, each share of common stock, par value $1.00 per share, of the Subject Company (the "Subject Company Common Stock") will be converted into the right to receive on a per share basis if the Stock Percentage is zero (0), cash in the amount of the Exchange Value (as defined below). Alternatively, if the Stock Percentage is other than zero (0), each share of Subject Company Common Stock will be converted, at the election of the holder thereof, into (i) cash in the amount of the Exchange Value, (ii) the number of shares of common stock of the Parent, par value $.01 per share (the "Parent Common Stock") equal to the Exchange Ratio (as defined below); or (iii) a combination thereof. The Merger Agreement also provides that, if the Stock Percentage is other than zero (0), the maximum percentage of shares of Subject Company Common Stock to be converted into the right to receive Parent Common Stock will equal the Stock Percentage. The "Exchange Value" means (i) $31.50 if the closing of the Merger occurs on or prior to July 1, 2000; or (ii) if the closing of the Merger occurs after July 1, 2000, $31.50 plus the amount (carried to the fourth decimal place) obtained by multiplying $31.50 by
 .0001644 for each calendar day after July 1, 2000 through and including the closing date of the Merger. The "Exchange Ratio" equals the number obtained by dividing the Exchange Value by the average of the closing sale price per share of Parent Common Stock as reported on the New York Stock Exchange Composite Tape on each of the ten (10) consecutive trading days ending with the fifth trading day immediately preceding the closing date of the Merger (the "Average Parent Price"). You have also informed us that the Merger is expected to be tax-free to each of the Parent and its shareholders and the Subject Company and, to the extent they receive Parent Common Stock, the Subject Company's shareholders.

   You have requested that we render our opinion as to the fairness, from a financial point of view, to the Parent of the consideration to be paid in the Merger.

   In arriving at the opinion set forth below, we have, among other things:

      (a) reviewed the Merger Agreement;

      (b) reviewed certain publicly available business and financial information that we deemed relevant relating to the Parent and the Subject Company and the respective industries in which they operate;

      (c) reviewed certain internal non-public financial and operating data provided to us by the management of the Parent and the Subject Company relating to such businesses, including certain forecast and projection information as to future financial results of such businesses;

      (d) discussed with members of the Parent's and the Subject Company's senior management the Parent's and the Subject Company's operations, historical financial statements and future prospects, before and after giving effect to the Merger, as well as their views of the business, operational and strategic benefits and other implications of the Merger, including, solely with respect to the members of the Parent's management, their views of the amount and timing of the cost savings and the related expenses and synergies expected to result from the Merger (the "Expected Synergies"), and such other matters as we deemed necessary or appropriate;

      (e) compared the financial and operating performance of the Parent and the Subject Company with publicly available information concerning certain other companies we deemed comparable and reviewed the relevant historical stock prices and trading volumes of the Parent Common Stock, the Subject Company Common Stock and certain publicly traded securities of such other companies;

      (f) reviewed the financial terms of certain recent business combinations and acquisition transactions we deemed reasonably comparable to the Merger and otherwise relevant to our inquiry; and

      (g) made such other analyses and examinations as we have deemed necessary or appropriate.

   We have assumed and relied upon, without assuming any responsibility for verification, the accuracy and completeness of all of the financial and other information provided to, discussed with, or reviewed by or for us, or publicly available, for purposes of this opinion. We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities of the Parent or the Subject Company, nor have we conducted a physical inspection of the properties and facilities of the Parent or the Subject Company. We have assumed that the financial forecast and projection information and the Expected Synergies provided to or discussed with us by or on behalf of the Parent and the Subject Company have been reasonably determined on bases reflecting the best currently available estimates and judgments of the managements of the Parent and the Subject Company. We have further assumed that, in all material respects, such forecasts, projections and Expected Synergies will be realized in the amounts and times indicated thereby and express no view thereon or the assumptions on which they were based.

   For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have also assumed that all material governmental, regulatory or other consents and approvals will be obtained and that in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which either of the Parent or the Subject Company are party, as contemplated by the Merger Agreement, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on the contemplated benefits to the Parent of the Merger.

   Our opinion herein is necessarily based on market, economic and other conditions as they exist and can be evaluated on the date of this letter. Our opinion is limited to the fairness, from a financial point of view, to the Parent of the consideration to be paid in the Merger and we express no opinion as to the merits of the underlying decision by the Parent to engage in the Merger.

   Chase Securities Inc., as part of its financial advisory business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. We will receive a fee for our services in rendering this opinion. In addition, the Parent has agreed to indemnify us for certain liabilities arising out of our engagement. As we have previously advised you, The Chase Manhattan Corporation and its affiliates, including Chase Securities Inc., in the ordinary course of business, have, from time to time, provided, and in the future may continue to provide, commercial and/or investment banking services to the Parent and the Subject Company. In the ordinary course of business, we or our affiliates may trade in the debt and equity securities of the Parent or the Subject Company for our own accounts and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

   Based upon and subject to the foregoing, we are of the opinion, as of the date hereof, that the consideration to be paid in the Merger is fair, from a financial point of view, to the Parent.

   This opinion is for the use and benefit of the Board of Directors of the Parent in its evaluation of the Merger and shall not be used for any other purpose. Other than with respect to the joint proxy statement/prospectus relating to the Merger under the terms as contemplated by Section 3(c) of the Letter Agreement, dated as of March 14, 1999, between the Parent and Chase Securities Inc., neither this opinion nor any other opinion or advice (written or oral) of Chase Securities Inc., shall be reproduced, disseminated, quoted or summarized, in any manner or for any purpose, without the prior consent of Chase Securities Inc., provided that copies of this opinion may be distributed to the members of the Board of Directors of the Parent.

                                  Very truly yours,

                                  /s/ Chase Securities Inc.

                                  Chase Securities Inc.

                                                                      APPENDIX C



                                                              September 10, 1999

Board of Directors
WICOR, Inc.
626 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

Members of the Board of Directors:

   WICOR, Inc. (the "Company"), Wisconsin Energy Corporation (the "Acquiror") and CEW Acquisition, Inc., a wholly-owned subsidiary of the "Acquiror (the "Acquisition Sub"), have entered into an Agreement and Plan of Merger dated as of June 27, 1999, as amended as of September 9, 1999 (the "Agreement") pursuant to which the Company will become a wholly-owned subsidiary of the Acquiror in a merger (the "Merger") in which each outstanding share of the Company's common stock, par value $1.00 per share (the "Company Shares"), will be converted into the right to receive a combination of cash and shares of the Acquiror's common stock, par value $0.01 per share (the "Acquiror Shares"), based upon the Average Acquiror Price (as defined below) and having an aggregate value equal to $31.50 per share (subject to increase as set forth in the Agreement), as the holder thereof shall have selected or be deemed to have selected, subject to the terms, limitations and procedures set forth in the Agreement. The Agreement limits the aggregate amount of cash available to be paid in the Merger to a percentage of the total consideration in the Merger, between 40% and 60%, which is to be established by the Acquiror. In the event that the Average Acquiror Price is less than $22.00, however, the Acquiror may elect to have the Company Shares converted into the right to receive $31.50 per share in cash (subject to increase as set forth in the Agreement).

   For purposes of our opinion, the term "Average Acquiror Price" means the average of the closing sale price per share of the Acquiror Shares as reported on the New York Stock Exchange Composite Tape on each of the ten consecutive trading days ending with the fifth trading day immediately preceding the closing date of the Merger, and the term "Consideration" means the aggregate amount of Acquiror Shares, if any, and cash to be paid by the Acquiror pursuant to the Merger.

   You have asked us whether, in our opinion, the Consideration to be received by the holders of the Company Shares pursuant to the Merger is fair from a financial point of view to such holders.

   In arriving at the opinion set forth below, we have, among other things:

     (1) Reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant;

     (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Acquiror furnished to us by the Company and the Acquiror;

     (3) Conducted discussions with members of senior management and representatives of the Company and the Acquiror concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Merger;

     (4) Reviewed the market prices and valuation multiples for the Company Shares and the Acquiror Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

     (5) Reviewed the results of operations of the Company and the Acquiror and compared them with those of certain publicly traded companies that we deemed to be relevant;

     (6) Compared the financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

     (7) Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

     (8) Reviewed the potential pro forma impact of the Merger;

     (9) Reviewed the Agreement; and

     (10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

   In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or the Acquiror or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or the Acquiror. With respect to the financial forecast information furnished to or discussed with us by the Company or the Acquiror, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's or the Acquiror's management as to the expected future financial performance of the Company or the Acquiror, as the case may be. We have further assumed that if any Acquiror Shares are issued pursuant to the Merger, the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes.

   Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

   In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company.

   We are acting as financial advisor to the Company in connection with the Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company and the Acquiror and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company, as well as securities of the Acquiror for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

   This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger or any matter related thereto.

   On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Shares pursuant to the Merger is fair from a financial point of view to the holders of such shares.

                                          Very truly yours,

                                          Merrill Lynch, Pierce, Fenner &
                                                    Smith Incorporated

                                                              SKU: 3420-SPMPS-99

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

   Wisconsin Energy is incorporated under the Wisconsin Business Corporation Law (the "WBCL").

   Under Section 180.0851(1) of the WBCL, Wisconsin Energy is required to indemnify a director or officer, to the extent such person is successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding if such person was a party because he or she was a director or officer of Wisconsin Energy. In all other cases, Wisconsin Energy is required by Section 180.0851(2) to indemnify a director or officer against liability incurred in a proceeding to which such person was a party because he or she was a director or officer of Wisconsin Energy, unless it is determined that he or she breached or failed to perform a duty owed to Wisconsin Energy and the breach or failure to perform constitutes: (i) a willful failure to deal fairly with Wisconsin Energy or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful; (iii) a transaction from which the director or officer derived an improper personal profit; or (iv) willful misconduct.
Section 180.0858(1) provides that, subject to certain limitations, the mandatory indemnification provisions do not preclude any additional right to indemnification or allowance of expenses that a director or officer may have under Wisconsin Energy's Restated Articles of Incorporation, Bylaws, any written agreement or a resolution of the Board of Directors or shareholders.

   Section 180.0859 of the WBCL provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance to the extent required or permitted under Sections 180.0850 to
180.0858 of the WBCL, for any liability incurred in connection with a proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities.

   Section 180.0828 of the WBCL provides that, with certain exceptions, a director is not liable to a corporation, its shareholders, or any person asserting rights on behalf of the corporation or its shareholders, for damages, settlements, fees, fines, penalties or other monetary liabilities arising from a breach of, or failure to perform, any duty resulting solely from his or her status as a director, unless the person asserting liability proves that the breach or failure to perform constitutes any of the four exceptions to mandatory indemnification under Section 180.0851(2) referred to above.

   Under Section 180.0833 of the WBCL, directors of Wisconsin Energy against whom claims are asserted with respect to the declaration of improper dividends or distributions to shareholders or certain other improper acts which they approved are entitled to contribution from other directors who approved such actions and from shareholders who knowingly accepted an improper dividend or distribution, as provided therein.

   Articles V and VI of Wisconsin Energy's Bylaws provide that Wisconsin Energy will indemnify to the fullest extent permitted by law any person who is or was a party or threatened to be made a party to any legal proceeding by reason of the fact that such person is or was a director or officer of Wisconsin Energy, or is or was serving at the request of Wisconsin Energy as a director or officer of another enterprise, against expenses (including attorney fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such legal proceeding. Wisconsin Energy's Restated Articles of Incorporation and Bylaws do not limit the indemnification to which directors and officers are entitled under the WBCL.

   Officers and directors of Wisconsin Energy are covered by insurance policies purchased by Wisconsin Energy under which they are insured (subject to exceptions and limitations specified in the policies) against expenses and liabilities arising out of actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

Item 21. Exhibits and Financial Statement Schedules.

   The following exhibits are filed with or incorporated by reference in this registration statement.

 Exhibit
 Number
 -------
  2.1     Agreement and Plan of Merger, dated as of June 27, 1999, as amended as of September 9, 1999, by and among Wisconsin Energy Corporation,
          WICOR, Inc. and CEW Acquisition, Inc. (included as Appendix A to the joint proxy statement/prospectus contained in this registration statement). Wisconsin Energy agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.
  2.2     Amendment to Agreement and Plan of Merger dated as of September 9,
          1999.
  2.3     Confidentiality Agreement, dated January 14, 1999, between Wisconsin
          Energy and WICOR.
  3.1     Restated Articles of Incorporation of Wisconsin Energy, as amended and restated effective June 12, 1995. (Exhibit 3.1 to Wisconsin
          Energy's Quarterly Report on Form 10-Q for the quarter ended
          June 30, 1995, File No. 1-9057).
  3.2     Bylaws of Wisconsin Energy, as amended to December 17, 1997.
          (Exhibit 3.2 to Wisconsin Energy's Annual Report on Form 10-K for
          the year ended December 31, 1997, File No. 1-9057.)
  4.1     Reference is made to the Restated Articles of Incorporation of
          Wisconsin Energy. (Exhibit 3.1 above.)
  4.2     Reference is made to the Bylaws of Wisconsin Energy. (Exhibit 3.2 above.)
  4.3     As permitted by footnote 3 to the Exhibit Table in Item 601(a) of
          Regulation S-K with respect to a registration statement on Form S-4 prepared at a level prescribed by Form S-3, no instruments that define the rights of holders of long-term debt of Wisconsin Energy and its consolidated subsidiaries are filed herewith. Reference is made to the exhibit index in Wisconsin Energy's latest Annual Report on Form 10-K, and any subsequent Quarterly Reports on Form 10-Q or
          Current Reports on Form 8-K filed under the Exchange Act, with respect to the filing of such instruments, the omission of instruments with respect to long-term debt not exceeding 10% of the total assets of Wisconsin Energy and its subsidiaries on a consolidated basis as permitted by Item 601(b)(4)(iii)(A) of
          Regulation S-K, and Wisconsin Energy's agreement pursuant to such regulation to furnish a copy of any such omitted instrument to the
          Commission upon request.
  5.1     Opinion of Quarles & Brady LLP as to the legality of the securities being registered.
  8.1     Opinion of Foley & Lardner as to certain U.S. federal income tax matters.
 10.1     Form of Employment Agreement of George E. Wardeberg (included as
          Exhibit 2 to the merger agreement in Appendix A to the joint proxy statement/prospectus).
 10.2     Form of Wisconsin Energy Special Executive Severance Policy
          (included as Exhibit 3 to the merger agreement in Appendix A to the joint proxy statement/prospectus).
 10.3     Form of Wisconsin Energy Executive Severance Policy (included as
          Exhibit 4 to the merger agreement in Appendix A to the joint proxy statement/prospectus).
 23.1     Consent of PricewaterhouseCoopers LLP, Wisconsin Energy's
          independent accountants.
 23.2     Consent of Arthur Andersen LLP, WICOR's independent public accountants.
 23.3     Consent of Quarles & Brady LLP, contained in their opinion filed as
          Exhibit 5.1.
 23.4     Consent of Foley & Lardner, contained in their opinion filed as
          Exhibit 8.1.
 23.5     Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated,
          financial advisor to WICOR.
 23.6     Consent of Chase Securities Inc., financial advisor to Wisconsin
          Energy.
 24.1     Power of Attorney, contained in the signature page of this registration statement.
 99.1     Form of Proxy to be used in connection with the special meeting of shareholders of WICOR.
 99.2     Form of Proxy to be used in connection with the special meeting of shareholders of Wisconsin Energy.
 99.3     Consent of George E. Wardeberg.
 99.4     Form of summary information booklet accompanying the joint proxy statement/prospectus mailed to the shareholders of Wisconsin Energy and WICOR.

Item 22. Undertakings.

   The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
  1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

      (6) That every prospectus: (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of
  Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 20 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (8) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, State of Wisconsin, on September 9, 1999.

                                          WISCONSIN ENERGY CORPORATION

                                              By /s/ Richard A. Abdoo
                                          _____________________________________
                                            Richard A. Abdoo, Chairman of the
                                                         Board,
                                              President and Chief Executive
                                                         Officer

                               POWER OF ATTORNEY

   Each person whose signature appears below hereby authorizes Richard A. Abdoo or Calvin H. Baker, or either of them, as attorneys-in-fact with full power of substitution, to execute in the name and on behalf of such person, individually, and in each capacity stated below or otherwise, and to file, any and all pre-effective or post-effective amendments to this registration statement.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.*

                              Signature and Title

        /s/ Richard A. Abdoo
_____________________________________
  Richard A. Abdoo, Chairman of the
               Board,
    President and Chief Executive
               Officer
  (Principal Executive Officer and
              Director)

          /s/ Paul Donovan
_____________________________________
 Paul Donovan, Senior Vice President
     and Chief Financial Officer
    (Principal Financial Officer)

        /s/ Anne K. Klisurich
_____________________________________
    Anne K. Klisurich, Controller
   (Principal Accounting Officer)

         /s/ John F. Ahearne                       /s/ Richard R. Grigg
_____________________________________     _____________________________________
      John F. Ahearne, Director                 Richard R. Grigg, Director

        /s/ John F. Bergstrom                     /s/ John N. MacDonough
_____________________________________     _____________________________________
     John F. Bergstrom, Director               John N. MacDonough, Director

        /s/ Barbara L. Bowles                       /s/ Julia B. North
_____________________________________     _____________________________________
     Barbara L. Bowles, Director                 Julia B. North, Director

        /s/ Robert A. Cornog                  /s/ Frederick P. Stratton, Jr.
_____________________________________     _____________________________________
     Robert A. Cornog, Director                 Frederick P. Stratton, Jr.,
                                                         Director

--------
*   Each of the above signatures is affixed as of September 9, 1999.

                          WISCONSIN ENERGY CORPORATION
                          (COMMISSION FILE NO. 1-9057)

                                 EXHIBIT INDEX

                       Registration Statement on Form S-4

   The following exhibits are filed with or incorporated by reference in this registration statement.

 Exhibit
 Number
 -------
  2.1    Agreement and Plan of Merger, dated as of June 27, 1999, as amended as of September 9, 1999, by and among Wisconsin Energy Corporation,
         WICOR, Inc. and CEW Acquisition, Inc. (included as Appendix A to the joint proxy statement/prospectus contained in this registration statement). Wisconsin Energy agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.
  2.2     Amendment to Agreement and Plan of Merger dated as of September 9,
          1999.
  2.3    Confidentiality Agreement, dated January 14, 1999, between Wisconsin
         Energy and WICOR.
  3.1    Restated Articles of Incorporation of Wisconsin Energy, as amended and restated effective June 12, 1995. (Exhibit 3.1 to Wisconsin Energy's
         Quarterly Report on Form 10-Q for the quarter ended
         June 30, 1995, File No. 1-9057).
  3.2    Bylaws of Wisconsin Energy, as amended to December 17, 1997. (Exhibit
         3.2 to Wisconsin Energy's Annual Report on Form 10-K for the year ended December 31, 1997, File No. 1-9057.)
  4.1    Reference is made to the Restated Articles of Incorporation of
         Wisconsin Energy. (Exhibit 3.1 above.)
  4.2    Reference is made to the Bylaws of Wisconsin Energy. (Exhibit 3.2 above.)
  4.3    As permitted by footnote 3 to the Exhibit Table in Item 601(a) of
         Regulation S-K with respect to a registration statement on Form S-4 prepared at a level prescribed by Form S-3, no instruments that define the rights of holders of long-term debt of Wisconsin Energy and its consolidated subsidiaries are filed herewith. Reference is made to the exhibit index in Wisconsin Energy's latest Annual Report on Form 10-K, and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K filed under the Exchange Act, with respect to the filing of such instruments, the omission of instruments with respect to long-
         term debt not exceeding 10% of the total assets of Wisconsin Energy and its subsidiaries on a consolidated basis as permitted by Item
         601(b)(4)(iii)(A) of Regulation S-K, and Wisconsin Energy's agreement pursuant to such regulation to furnish a copy of any such omitted instrument to the Commission upon request.
  5.1    Opinion of Quarles & Brady LLP as to the legality of the securities being registered.
  8.1    Opinion of Foley & Lardner as to certain U.S. federal income tax matters.
 10.1    Form of Employment Agreement of George E. Wardeberg (included as
         Exhibit 2 to the merger agreement in Appendix A to the joint proxy statement/prospectus).
 10.2    Form of Wisconsin Energy Special Executive Severance Policy (included as Exhibit 3 to the merger agreement in Appendix A to the joint proxy statement/prospectus).
 10.3    Form of Wisconsin Energy Executive Severance Policy (included as
         Exhibit 4 to the merger agreement in Appendix A to the joint proxy statement/prospectus).
 23.1    Consent of PricewaterhouseCoopers LLP, Wisconsin Energy's independent accountants.
 23.2    Consent of Arthur Andersen LLP, WICOR's independent public accountants.
 23.3    Consent of Quarles & Brady LLP, contained in their opinion filed as
         Exhibit 5.1.
 23.4    Consent of Foley & Lardner, contained in their opinion filed as
         Exhibit 8.1.
 23.5    Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated,
         financial advisor to WICOR.
 23.6    Consent of Chase Securities Inc., financial advisor to Wisconsin
         Energy.

 Exhibit
 Number
 -------

 24.1 Power of Attorney, contained in the signature page of this registration statement.
 99.1 Form of Proxy to be used in connection with the special meeting of shareholders of WICOR.
 99.2 Form of Proxy to be used in connection with the special meeting of shareholders of Wisconsin Energy.
 99.3    Consent of George E. Wardeberg.
 99.4 Form of summary information booklet accompanying the joint proxy statement/prospectus mailed to the shareholders of Wisconsin Energy and WICOR.

                                      EI-2